Confidentially submitted to the U.S. Securities and Exchange Commission on November 22, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MKDWELL TECH INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands	3600	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

+886-3-5781899

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Michael T. Campoli, Esq. Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 421-4100	Huan Lou, Esq. David B. Manno, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 22, 2023

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

CETUS CAPITAL ACQUISITION CORP.

AND PROSPECTUS FOR UP TO 37,574,895 ORDINARY SHARES AND 6,036,875 WARRANTS

OF MKDWELL TECH INC.

Proxy Statement/Prospectus dated [●], 2023

and first mailed to the stockholders of Cetus Capital Acquisition Corp. on or about [●], 2023

To the Stockholders of Cetus Capital Acquisition Corp.:

You are cordially invited to attend the special meeting of the Stockholders of Cetus Capital Acquisition Corp. (“Cetus Capital,” “we”, “our”, or “us”), which will be held at [●] a.m., Eastern time, on [●], 2023 (the “Special Meeting”). The board of directors of Cetus Capital (the “Cetus Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.[●]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Cetus Capital is a Delaware corporation incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The business combination will be completed as a result of the Acquisition Merger (as defined below) and the SPAC Merger (as defined below).

Business Combination between Cetus Capital and MKD

On June 20, 2023, Cetus Capital entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”), by and among MKD Technology Inc., a Taiwan corporation with registration number 28408583 (“MKD Taiwan”), MKDWELL Limited, a company incorporated in the BVI with BVI Company Number 2121160 (“MKD BVI”, and together with MKD Taiwan and their subsidiaries, “MKD”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate MKDWELL Tech Inc., a BVI business company (“PubCo”), for the purpose of serving as the public listed company whose shares will be traded on The Nasdaq Stock Market, which company shall initially be owned by the Shareholders’ Representative; (B) PubCo will incorporate MKDMerger1 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 1”), for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of PubCo; (C) PubCo will incorporate MKDMerger2 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 2”), for the sole purpose of the merger of the Company with and into Merger Sub 2 (the “SPAC Merger”, and together with the Acquisition Merger, the “Mergers”; and the transactions contemplated by the Business Combination Agreement being collectively referred to as the “Business Combination”), in which SPAC will be the surviving entity; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) the Company and Merger Sub 2 will effect the SPAC Merger. Following the consummation of the Business Combination, PubCo will be a publicly traded holding company listed on The Nasdaq Stock Market.

In this proxy statement/prospectus, “PubCo” refers to MKDWELL Tech Inc., a BVI business company which will serve as the public listed company whose shares will be traded on The Nasdaq Stock Market following listing, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination, and “MKD” means MKD Taiwan, MKD BVI and all of their respective subsidiaries, except that references in the section “MKD’S Business” to “MKD,” the “Group,” “we,” “us,” “our,” and other similar terms refer to MKD Taiwan, MKD BVI, and all of their subsidiaries. See “Frequently Used Terms” for a glossary of frequently used terms and technical terms used throughout this proxy statement/prospectus.

PubCo was incorporated in the BVI on July 25, 2023 with BVI Company Number 2128871 and became a party to the Business Combination Agreement on July 31, 2023, and each of Merger Sub 1 and Merger Sub 2 was incorporated in the BVI on August 1, 2023 with BVI Company Numbers 2129350 and 2129349, respectively, and became a party to the Business Combination Agreement on August 10, 2023.

As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of MKD BVI will be cancelled in exchange for up to approximately 23,000,000 ordinary shares of PubCo (the “PubCo Ordinary Shares”), (ii) each outstanding unit of Cetus Capital (the “Cetus Unit”) will be automatically detached, (iii) each unredeemed outstanding share of Class A common stock of Cetus Capital (the “Cetus Common Stock”) will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every six (6) outstanding rights of Cetus Capital (the “Cetus Rights”) will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each warrant to purchase one (1) share of Cetus Common Stock (the “Cetus Warrants”) will automatically be cancelled and cease to exist in exchange for a warrant to purchase one (1) PubCo Ordinary Share (the “PubCo Warrants”).

This proxy statement/registration statement is registering the following securities:

●	7,531,875 PubCo Ordinary Shares issuable in exchange for all outstanding shares of Cetus Common Stock in connection with the SPAC Merger on a one-for-one basis, including (i) 5,750,000 PubCo Ordinary Shares issuable in exchange for shares of Cetus Common Stock owned by Cetus Capital’s public stockholders; (ii) 1,724,375 PubCo Ordinary Shares issuable in exchange for shares of Cetus Common Stock owned by Cetus Sponsor LLC; and (iii) 57,500 PubCo Ordinary Shares issuable in exchange for shares of Cetus Common Stock owned by EF Hutton, division of benchmark Investments, LLC (“EF Hutton”);

●	up to 23,000,000 PubCo Ordinary Shares issuable in consideration for the exchange of ordinary shares of MKD BVI owned by its shareholders in connection with the Acquisition Merger;

●	1,006,145 PubCo Ordinary Shares representing (i) 958,333 PubCo Ordinary Shares in exchange for the cancellation of 5,750,000 Cetus Rights held by the public rightsholders of Cetus Capital; and (ii) 47,812 PubCo Ordinary Shares in exchange for the cancellation of 286,875 Cetus Rights held by Cetus Sponsor LLC;

●	6,036,875 PubCo Warrants representing (i) 5,750,000 PubCo Warrants to purchase up to 5,750,000 PubCo Ordinary Shares issued to the public stockholders of Cetus Capital (the “Public PubCo Warrants”); and (ii) 286,875 PubCo Warrants to purchase up to 286,875 PubCo Ordinary Shares issued to Cetus Sponsor (the “Private PubCo Warrants”, and collectively with the Public PubCo Warrants, the “PubCo Warrants”); and

●	6,036,875 PubCo Ordinary Shares representing (i) 5,750,000 PubCo Ordinary Shares issuable upon the exercise of the Public PubCo Warrants (the “Public PubCo Warrant Shares”); and (ii) 286,875 PubCo Ordinary Shares issuable upon the exercise of the Private PubCo Warrants (the “Private PubCo Warrant Shares”, and together with the Public PubCo Warrant Shares, the “PubCo Warrant Shares”).

Up to a maximum of approximately 23,000,000 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI. Pursuant to the Business Combination Agreement, the total number of PubCo Ordinary Shares that will be issued to MKD BVI shareholders is “the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date.” As of August 8, 2023, MKD BVI owns 17,011,476 of the 27,278,652 issued and outstanding shares of MKD Taiwan, or approximately 62.36%. The “Aggregate Merger Consideration” means $230,000,000 as stipulated in the Business Combination Agreement. Assuming no further adjustments result from the “Closing Company Debt” and the “Closing Company Cash,” and assuming that MKD BVI continues to own 62.36% of the equity interest of MKD Taiwan on the closing date of the Business Combination, an aggregate of 14,343,228 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI.

Proposals To Be Voted On By Cetus Capital Stockholders

At the Special Meeting, Cetus Capital stockholders will be asked to consider and vote upon the following proposals:

1.	The Business Combination Proposal: a proposal to approve and adopt the Business Combination Agreement (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Business Combination Agreement, and of each of the First Addendum, the Second Addendum and the Third Addendum thereto, are attached to this proxy statement/prospectus as Annexes A-1, A-2, A-3 and A-4, respectively;

2.	The Nasdaq Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Business Combination Agreement (the “Nasdaq Proposal” or “Proposal No. 2”);

3.	The Incentive Plan Proposal: a proposal to approve the 2023 Plan (the “Incentive Plan Proposal” or “Proposal No. 3”). A copy of the 2023 Plan is attached to the accompanying proxy statement/prospectus as Annex C;

4.	The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 4”). A copy of the proposed amended and restated memorandum and articles of association of PubCo (the “Proposed PubCo Charter”) is attached to the accompanying proxy statement/prospectus as Annex B;

5.	The Advisory PubCo Charter Proposal: a proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed PubCo Charter, presented separately in accordance with SEC requirements (the “Advisory PubCo Charter Proposal” or “Proposal No. 5”). A copy of the Proposed PubCo Charter is attached to the accompanying proxy statement/prospectus as Annex B;

6.	The Advisory Director Election Proposal: a proposal to approve, on a non-binding advisory basis, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo (the “Advisory Director Election Proposal” or “Proposal No. 6”); and

7.	The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 7” and, together with the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal and the Advisory Director Election Proposal, the “Proposals”).

Shares, Warrants and Rights Following the Business Combination

Each Public Unit consists of one Public Share, one Public Warrant and one Public Right. Each Public Warrant is exercisable for one PubCo Ordinary Share at an exercise price of $11.50 per share. Each Public Right will convert into one-sixth (1/6) of one PubCo Ordinary Share upon the consummation of the Business Combination.

If the Cetus Capital stockholders approve the Business Combination Proposal, immediately prior to the consummation of the Business Combination, all outstanding Public Units will separate into their individual components of Public Shares and Public Rights and will cease separate existence and trading.

Upon the consummation of the Business Combination, the current equity holdings of the Cetus Capital stockholders shall be exchanged as follows:

(i)	Each share of Cetus Common Stock issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such Cetus Common Stock, PubCo shall issue to each Cetus Capital stockholder (other than Cetus Capital stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	The holders of Cetus Rights convertible into one-sixth (1/6) of one share of Cetus Common Stock issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-sixth (1/6) of one PubCo Ordinary Share in exchange for the cancellation of each Cetus Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share; and

(iii)	The holders of Cetus Warrants issued and outstanding immediately prior to the effective time of the SPAC Merger will automatically be cancelled and cease to exist, and for each Cetus Warrant PubCo shall issue to each holder of a Cetus Warrant a PubCo Warrant.

It is anticipated that, upon consummation of the Business Combination, Cetus Capital’s stockholders immediately prior to the closing of the Business Combination, including the Sponsor (as defined below), will own approximately 37.3% of the issued PubCo Ordinary Shares, and MKD BVI’s shareholders immediately prior to the Closing of the Business Combination will own approximately 62.7% of the issued PubCo Ordinary Shares. These relative percentages assume that none of the public stockholders of Cetus Capital immediately prior to the Closing of the Business Combination exercise their redemption rights, as discussed herein, and that MKD BVI owns all of the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination, and assuming no other adjustments due to MKD Taiwan’s cash and debt. If any of the public stockholders of Cetus Capital immediately prior to the closing of the Business Combination exercise their redemption rights, the anticipated percentage ownership of the stockholders of Cetus Capital immediately prior to the closing of the Business Combination will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

The Cetus Units, Cetus Common Stock, Cetus Warrants and Cetus Rights are currently listed on the Nasdaq Stock Market under the symbols “CETUU”, “CETU”, “CETUW” and “CETUR”, respectively. PubCo has applied to list the PubCo Ordinary Shares and the PubCo Warrants on the Nasdaq Stock Market under the symbols “[●]” and “[●]”, respectively, in connection with the Closing. Cetus Capital cannot assure you that the PubCo Ordinary Shares will be approved for listing on Nasdaq.

Overview of PubCo

PubCo is a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of its own, following the closing of the Business Combination, PubCo will conduct substantially all of its operations through its operating subsidiaries in the PRC and Taiwan. Because of PubCo’s corporate structure, and since MKD’s operations are primarily located in the PRC and Taiwan, PubCo will be subject to various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. Any failure or perceived failure to fully comply with regulatory requirements could significantly limit or completely hinder PubCo’s ability to offer securities to investors, cause significant disruption to its business operations, and severely damage PubCo’s reputation, which could materially and adversely affect PubCo’s financial condition and results of operations and could cause the value of PubCo’s securities to significantly decline or be worthless. For a description of PubCo’s corporate structure following the closing of the Business Combination, see “MKD’s Business—Corporate Structure and Reorganization” beginning on page 98.

PRC Regulations

The PRC government initiated a series of regulatory actions and statements to regulate activities in the oversea securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which have come into effect on March 31, 2023. The Overseas Listing Trial Measures will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the Business Combination may require the designation of an operating entity in the PRC to complete the filing procedures with the CSRC. MKD has submitted the filing with the CSRC on September 21, 2023. See “Risk Factors—Risks Related to Doing Business in China.”

Additionally, the PRC regulatory requirements regarding cybersecurity are evolving, including adopting new measures to extend the scope of cybersecurity reviews. As advised by MKD’s PRC legal counsel, Jingtian & Gongcheng, MKD believes it will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) became effective on February 15, 2022, considering that (i) it currently do not have personal information of more than one million people and does not anticipate that it will be collecting over one million people’s personal information in the foreseeable future, (ii) it has not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) it has not received any notification of cybersecurity review from relevant governmental authorities due to any impact or potential impact on national security. In addition, as advised by Jingtian & Gongcheng, MKD has obtained all requisite licenses, permits and approvals from relevant authorities in the PRC that are material to its operations. If MKD or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and MKD becomes required to obtain such permissions or approvals in the future, such developments could have a material adverse effect on MKD’s business operations and financial results.

Cash Transfers And Distributions in PubCo and MKD

Cash may be transferred among PubCo or MKD and its subsidiaries in the following manner: (1) funds may be transferred to PubCo’s or MKD’s operating subsidiaries from PubCo or MKD as needed in the form of capital contribution or shareholder loans; (2) dividends or other distributions may be paid by PubCo’s or MKD’s operating subsidiaries to PubCo or MKD; and (3) PubCo’s or MKD’s PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. PubCo or MKD and its subsidiaries are permitted under PRC laws and regulations to provide funding to PubCo’s or MKD’s subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied. In the future, cash proceeds raised from financings conducted outside of China, may be transferred by PubCo or MKD to its PRC subsidiaries via capital contribution or shareholder loans. As a holding company, PubCo or MKD may rely on dividends and other distributions on equity paid by its PRC operating subsidiaries for its cash and financing requirements. Current PRC regulations permit Chinese companies to distribute dividends only out of their accumulated profits, and additionally, PRC companies are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserves are not distributable as cash dividends. In addition, if any of PubCo’s or MKD’s PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this proxy statement/prospectus, no dividends or distributions have been made to PubCo’s shareholders by PubCo. For the years ended December 31, 2021 and 2022, no dividend was paid by MKD Taiwan to MKD Taiwan’s shareholders.

Currently, other than complying with applicable PRC laws and regulations, each of PubCo and MKD does not have its own cash management policy and procedures that dictate how funds are transferred. In addition, its PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from PubCo and MKD’s PRC subsidiaries to their parent companies outside of China are subject to PRC government regulation of currency conversion. As a result, any restriction on currency exchange may limit the ability of PRC subsidiaries to pay dividends to PubCo and MKD. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to Chinese government’s regulation and limitations on the ability of PubCo and MKD or its subsidiaries by the PRC government to transfer cash or assets.

The Holding Foreign Companies Accountable Act

PubCo’s Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. MKD’s independent registered public accounting firm, Marcum Asia CPAs LLP, is headquartered in the United States and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. See “Risk Factors—Risks Related to Doing Business in China—PubCo’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely MKD’s auditor.”

Investing in the securities of PubCo involves a high degree of risk. See “Risk Factors” beginning on page 24 for a discussion of information that should be considered in connection with an investment in the securities of PubCo.

As of [●], 2023, there was approximately $[●] in Cetus Capital’s Trust Account (as defined below). On [●], 2023, the last sale price of Cetus Common Stock was $[●].

Pursuant to the Existing Charter, Cetus Capital is providing its public stockholders with the opportunity to redeem all or a portion of their shares of Cetus Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Special Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of Cetus Common Stock that were sold as part of the Cetus Units in Cetus Capital’s initial public offering (“IPO”), subject to the limitations described herein. Cetus Capital estimates that the per-share price at which Public Shares may be redeemed from cash held in the trust account will be approximately $[●] at the time of the Special Meeting. Cetus Capital’s public stockholders may elect to redeem their shares even if they vote for the Business Combination or do not vote at all. Cetus Capital has no specified maximum redemption threshold under the Existing Charter. Holders of outstanding Cetus Warrants and Cetus Rights do not have redemption rights in connection with the Business Combination.

Cetus Capital is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Cetus Sponsor LLC and EF Hutton, who together own approximately 23.7% of Cetus Common Stock as of the record date, have agreed to vote their shares of Cetus Common Stock in favor of the Business Combination Proposal, and intend to vote for the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. Cetus Capital’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. And broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 24.

The Cetus Board has unanimously approved the Business Combination Agreement, and unanimously recommends that Cetus Capital stockholders vote “FOR” approval of each of the Proposals. When you consider the Cetus Board’s recommendation of these Proposals, you should keep in mind that Cetus Capital’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Proposals to be Considered by Cetus Capital Stockholders: The Business Combination — Interests of Cetus Capital’s Directors and Executive Officers in the Business Combination.”

On behalf of the Cetus Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Chung-Yi Sun Chief Executive Officer Cetus Capital Acquisition Corp.

[●], 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Cetus Capital with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

[Name of Solicitor]

[Address Line 1]

[Address Line 2]

Individuals call toll-free: [●]

Banks and brokers call: [●]

Email: [●]

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Cetus Capital, PubCo, MKD Taiwan and MKD BVI. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Cetus Capital, PubCo, MKD Taiwan and MKD BVI has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus:

“2023 Plan” or “Incentive Plan” means the MKDWELL Tech Inc. 2023 Share Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C.

“Acquisition Entity” means each of PubCo, Merger Sub 1 and Merger Sub 2.

“Acquisition Entities” means PubCo, Merger Sub 1 and Merger Sub 2, collectively.

“Acquisition Merger” means the merger of Merger Sub 1 with and into MKD BVI.

“Adjournment Proposal” or “Proposal No. 7” means a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus.

“Advisory Director Election Proposal” or “Proposal No. 6” means a proposal to approve, on a non-binding advisory basis, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo.

“Advisory PubCo Charter Proposal” or “Proposal No. 5” means a proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions in PubCo’s memorandum and articles of association.

“Amended and Restated Memorandum and Articles of Association” means the memorandum and articles of association of PubCo to be adopted for the purposes of the Business Combination as set out in the PubCo Charter Proposal.

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement that certain holders of the securities of Cetus Capital, including the Sponsor and EF Hutton, will enter into at the Closing with Cetus Capital and PubCo.

“ARC Group” means ARC Group Limited.

“Business Combination” means the Mergers and the other transactions to be consummated under the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of June 20, 2023, by and among Cetus Capital, MKD Taiwan, MKD BVI and the Shareholders’ Representative, as it may be amended, restated, supplemented or modified from time to time.

“Business Combination Period” means the period initially ending on November 3, 2023, and which may be extended until August 3, 2024 pursuant to three extensions of three months each subject to the satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, in accordance with the Existing Charter. On or about October 31, 2023, the Sponsor deposited an aggregate of $575,000 into the Trust Account to extend the Business Combination Period for an additional three month period, until February 3, 2024.

“Business Combination Proposal” or “Proposal No. 1” means a proposal to approve and adopt the Business Combination Agreement.

“BVI” means the British Virgin Islands.

“Certificates of Merger” means the certificates of merger to be issued by the BVI Registrar of Corporate Affairs in respect of the Mergers.

“Cetus Board” means the board of directors of Cetus Capital.

“Cetus Capital” means Cetus Capital Acquisition Corp.

“Cetus Common Stock” means shares of the Class A common stock, par value $0.0001 per share, of Cetus Capital.

“Cetus Rights” means Private Rights and the Public Rights.

“Cetus Securities” means Cetus Units, Cetus Common Stock (excluding any redeemed shares), Cetus Warrants and Cetus Rights.

“Cetus Units” means units of Capital.

“Cetus Warrants” meant the warrants to purchase shares of Cetus Common Stock at an exercise price of $11.50 per share, which include the Public Warrants and the Private Warrants.

“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this proxy statement/prospectus only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this proxy statement/prospectus.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code.

“Combined Company” means PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

“Companies Act” means the BVI Business Companies Act, 2004 (as amended).

“CSRC” means the China Securities Regulatory Commission.

“CST” means Continental Stock Transfer & Trust Company, LLC.

“DWAC” means Deposit/Withdrawal At Custodian.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“EF Hutton” means EF Hutton, division of Benchmark Investments, LLC.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Charter” means the Amended and Restated Certificate of Incorporation of Cetus Capita as in effect on the date of this proxy statement/prospectus.

“First Addendum” means the First Addendum to the Business Combination Agreement, dated as of July 31, 2023.

“Founder Shares” refer to the 1,437,500 shares of Cetus Common Stock held or controlled by Cetus Sponsor LLC prior to the IPO.

“GAAP” means accounting principles generally accepted in the United States of America.

“IFRS” means the International Financial Reporting Standards.

“Incentive Plan Proposal” or “Proposal No. 3 ” means a proposal to approve PubCo’s 2023 Share Incentive Plan.

“Initial Stockholders” means the stockholders who hold the Founder Shares.

“IPO” means Cetus Capital’s initial public offering.

“Lock-up Agreements” means the lock-up agreements that certain holders of MKD BVI ordinary shares and certain holders of Cetus Common Stock executed contemporaneously with the execution of the Business Combination Agreement.

“Lock-Up Period” means the period commencing on the Closing Date and ending on the date that is 180 days after the Closing Date.

“Lock-up Shares” means any of the PubCo Ordinary Shares issued in connection with the Acquisition Merger or the SPAC Merger, as applicable, as well as any securities convertible into, or exchangeable for, or representing the right to receive, Cetus Common Stock or PubCo Ordinary Shares acquired during the Lock-Up Period, other than PubCo Ordinary Shares acquired in open market transactions during the Lock-Up Period.

“Mergers” means the SPAC Merger and the Acquisition Merger.

“Merger Sub 1” means MKDMerger1 Inc., a BVI business company incorporated in the BVI with BVI Company Number 2129350 and a direct wholly-owned subsidiary of PubCo.

“Merger Sub 2” means MKDMerger2 Inc., a BVI business company incorporated in the BVI with BVI Company Number 2129349 and a direct wholly-owned subsidiary of PubCo.

“MKD” means MKD Taiwan, MKD BVI and all of their respective subsidiaries.

“MKD BVI” means MKDWELL Limited, a company incorporated in the BVI with BVI Company Number 2121160.

“MKD Jiaxing” refers to MKDWELL (Jiaxing) Electronic Technology Ltd., a company incorporated in the PRC.

“MKD Samoa” refers to MKDWELL Limited, a company incorporated in Samoa.

“MKD Shanghai” refers to MKDWELL (Shanghai) Electronic Technology Ltd., a company incorporated in the PRC.

“MKD Taiwan” means MKD Technology Inc., a Taiwan corporation with registration number 28408583.

“MKD Taiwan Material Adverse Effect” means a change, event, effect or circumstance that, individually or in the aggregate, has a material adverse effect on (a) the business, financial condition, assets, liabilities, results of operations or prospects of MKD Taiwan and the MKD Taiwan Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance, effect, development, condition or occurrence resulting from, arising out of or relating to any of the following shall constitute or be deemed to contribute to an MKD Taiwan Material Adverse Effect, or shall otherwise be taken into account in determining whether an MKD Taiwan Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in applicable laws, U.S. Generally Accepted Accounting Principles or other applicable accounting rules, (ii) changes in general economic, political, business or regulatory conditions, (iii) changes in United States or global financial, credit, commodities, currency or capital markets or conditions, (iv) the outbreak or escalation of war, military action or acts of terrorism, changes due to natural disasters or pandemics, (v) any action expressly required by the Business Combination Agreement or any Ancillary Agreement or taken with the prior written consent of Cetus Capital, (vi) the public announcement, pendency or completion of the transactions contemplated by the Business Combination Agreement, (vii) the COVID-19 pandemic, (viii) the failure in and of itself to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), except, in the case of clauses (i) through (iv) and clause (vii) to the extent such event, change, circumstance, effect, development, condition or occurrence has or would reasonably be expected to have a disproportionately adverse impact on MKD Taiwan and the MKD Taiwan Subsidiaries taken as a whole as compared to other persons operating in any of the industries in which MKD Taiwan and the MKD Taiwan Subsidiaries operate; or (b) the ability of MKD Taiwan to perform its obligations under the Business Combination Agreement or to consummate the transactions contemplated hereby.

“MKD Taiwan Party(ies)” means MKD Taiwan, the MKD Taiwan Subsidiaries, MKD BVI, PubCo and the PubCo Subsidiaries.

“MKD Taiwan Subsidiary(ies)” means any entity as to which MKD Taiwan owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” or “Proposal No. 2” means a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Business Combination Agreement.

“Plans of Merger” means the articles of merger (including the plans of merger and other required statutory information) to be registered with the BVI Registrar of Corporate Affairs in respect of the Mergers.

“Private PubCo Warrant Shares” means the PubCo Ordinary Shares issuable upon exercise of the Private PubCo Warrants.

“Private PubCo Warrants” means the PubCo Warrants issued in exchange for the Private Warrants.

“Private Rights” means rights of Cetus Capital sold as part of the Private Units.

“Private Warrants” means the warrants included in the Private Units.

“Private Units” means the 286,875 Cetus Units that the Sponsor purchased at a price of $10.00 per unit for an aggregate purchase price of $2,868,750 in a private placement that closed simultaneously with the IPO.

“Proposals” means the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal.

“Proposed PubCo Charter” means PubCo’s proposed amended and restated memorandum and articles of association to be in effect following the Closing of the Business Combination.

“PubCo” means MKDWELL Tech Inc., a BVI business company incorporated in the BVI with BVI Company Number 2128871 on July 25, 2023.

“PubCo Board” means the board of directors of PubCo.

“PubCo Charter Proposal” or “Proposal No. 4” means a proposal to amend PubCo’s memorandum and articles of association.

“PubCo Ordinary Shares” means Ordinary Shares of PubCo, par value $0.0001 per share.

“PubCo Subsidiary(ies)” means any entity as to which PubCo owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“PubCo Warrants” means, collectively, the Public PubCo Warrants and the Private PubCo Warrants.

“PubCo Warrant Shares” means, collectively, the Public PubCo Warrant Shares and the Private PubCo Warrant Shares.

“Public PubCo Warrant Shares” means the PubCo Ordinary Shares issuable upon exercise of the Public PubCo Warrants.

“Public PubCo Warrants” means the PubCo Warrants issued in exchange for the Public Warrants.

“Public Rights” means rights of Cetus Capital sold as part of the Public Units in the IPO.

“Public Shares” means the shares of Cetus Common Stock sold as part of the Public Units in the IPO.

“Public Stockholders” means the holders of the Public Shares.

“Public Warrants” means the warrants included in the Public Units.

“Public Units” means units of Cetus Capital sold in the IPO.

“SEC” means the United States Securities and Exchange Commission.

“Second Addendum” means the Second Addendum to the Business Combination Agreement, dated as of August 10, 2023.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholders’ Representative” means Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan.

“SPAC Merger” means the merger of Merger Sub 2 with and into Cetus Capital.

“Special Meeting” means the special meeting of the Stockholders of Cetus Capital to be held at [●] a.m., Eastern time, on [●], 2023, as a virtual meeting at [http://www.[●]].

“Sponsor” means Cetus Sponsor LLC.

“Taiwan Reorganization” means, collectively, (x) the acquisition by MKD BVI, directly or indirectly, of at least fifty-one percent (51%) of the issued and outstanding ordinary shares of MKD Taiwan and (y) the acquisition by MKD BVI of any shares of MKDWELL (Jiaxing) Electronic Technology Ltd. that are not directly or indirectly owned by MKD Taiwan.

“Third Addendum” means the Third Addendum to the Business Combination Agreement, dated as of November 19, 2023.

“Trust Account” means Cetus Capital’s U.S.-based trust account with CST for the benefit of the Public Stockholders.

GLOSSARY OF TECHNICAL TERMS

“AIoT” means artificial intelligence of things.

“ECU” means electronic controller unit, which is an embedded system used in automotive electronic systems to control electrical systems, electronic systems, and automotive subsystems.

“GPS” means Global Positioning System.

“IoT” means intelligence of things.

“IVI” means in-vehicle infotainment.

“LiDAR” means light detection and ranging, a remote sensing technology that uses light to measure the distance or range of objects.

“ODM” means original design manufacturer.

“OEM” means original equipment manufacturer.

“OTA” means over the air, a technology that allows equipment to update the software and firmware of remotely sold vehicles through wireless networks.

“TOF” means Time of Flight, a method used to gauge the distance between a sensor and an object by measuring the time difference between the emission of a laser pulse and its return to the sensor after reflection from the object’s surface.

“VIoT” means vehicle intelligence of things.

Cetus Capital Acquisition Corp.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

Taipei, Taiwan, R.O.C. 11602

+886-920518827

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2023

TO THE STOCKHOLDERS OF CETUS CAPITAL ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Cetus Capital Acquisition Corp., a Delaware corporation (“Cetus Capital”), will be held on [●], 2023 at [●] AM Eastern Time. The board of directors of Cetus Capital (the “Cetus Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.[●]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. The Special Meeting will be held for the following purposes:

At the Special Meeting, Cetus Capital stockholders will be asked to consider and vote upon the following proposals:

1.	The Business Combination Proposal: a proposal to approve and adopt the Business Combination Agreement (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Business Combination Agreement, and of each of the First Addendum, the Second Addendum and the Third Addendum thereto, are attached to this proxy statement/prospectus as Annexes A-1, A-2, A-3 and A-4, respectively;

2.	The Nasdaq Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Business Combination Agreement (the “Nasdaq Proposal” or “Proposal No. 2”);

3.	The Incentive Plan Proposal: a proposal to approve the 2023 Plan (the “Incentive Plan Proposal” or “Proposal No. 3”). A copy of the 2023 Plan is attached to the accompanying proxy statement/prospectus as Annex C;

4.	The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 4”). A copy of the proposed amended and restated memorandum and articles of association of PubCo (the “Proposed PubCo Charter”) is attached to the accompanying proxy statement/prospectus as Annex B;

5.	The Advisory PubCo Charter Proposal: a proposal to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed PubCo Charter, presented separately in accordance with SEC requirements (the “Advisory PubCo Charter Proposal” or “Proposal No. 5”). A copy of the Proposed PubCo Charter is attached to the accompanying proxy statement/prospectus as Annex B;

6.	The Advisory Director Election Proposal: a proposal to approve, on a non-binding advisory basis, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo (the “Advisory Director Election Proposal” or “Proposal No. 6”); and

7.	The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 7” and, together with the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal and the Advisory Director Election Proposal, the “Proposals”).

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” If Cetus Capital does not consummate the Business Combination and fails to complete an initial business combination prior to the expiration of the Business Combination Period, Cetus Capital will be required to dissolve and liquidate.

As of [●], 2023, there were [●] shares of Cetus Common Stock issued and outstanding and entitled to vote. Only Cetus Capital stockholders who hold shares of record as of the close of business on [●], 2023 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Cetus Capital stockholders on or about [●], 2023. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay to [●] not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to [●], [●], that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Cetus Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Chung-Yi Sun Chief Executive Officer Cetus Capital Acquisition Corp.

[●], 2023

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[●]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of the PubCo Ordinary Shares and the PubCo Warrants to Cetus Capital’s stockholders, warrantholders and rightsholders, as applicable, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Cetus Capital’s stockholders will be asked to consider and vote upon the Proposals to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal and the Advisory Director Election Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning MKD Taiwan’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by MKD Taiwan’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which MKD Taiwan operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, MKD Taiwan obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties as the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

The MKD name, logos and other trademarks and service marks of MKD appearing in this proxy statement/prospectus are the property of MKD. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that MKD will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Cetus Capital files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Cetus Capital’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Cetus Capital’s proxy solicitor, [●], [●], individuals call toll-free at [●] and banks and brokers call at [●].

None of Cetus Capital, MKD Taiwan, MKD BVI nor any of the Acquisition Entities has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Cetus Capital, MKD Taiwan and/or MKD BVI and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD Taiwan,” and “Business of MKD Taiwan.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Cetus Capital and MKD Taiwan, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Cetus Capital and the following:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

●	the outcome of any legal proceedings that may be instituted against Cetus Capital, MKD Taiwan or MKD BVI or others following announcement of the Business Combination and the transactions contemplated therein;

●	the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the Cetus Capital stockholders, MKD BVI shareholders, or other conditions to Closing in the Business Combination Agreement;

●	the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	costs related to the proposed Business Combination;

●	the possibility that Cetus Capital, MKD Taiwan or MKD BVI may be adversely impacted by other economic, business, and/or competitive factors;

●	future exchange and interest rates given that MKD conducts the majority of its business in the PRC and Taiwan;

●	if global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on MKD Taiwan’s business, financial condition and results of operations;

●	if MKD Taiwan does not compete successfully with new entrants or established companies with greater resources, its business growth and results of operations may be adversely affected;

●	MKD Taiwan is dependent upon its proprietary intellectual properties;

●	other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Cetus Capital or PubCo.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Cetus Capital, MKD Taiwan, MKD BVI and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to MKD Taiwan, MKD BVI, Cetus Capital, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, MKD Taiwan, MKD BVI and Cetus Capital undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

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QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

AND THE SPECIAL MEETING

Q:	What is the purpose of this document?

A:	Cetus Capital is proposing to consummate the Business Combination. The Business Combination will be effected through the Mergers, which are described in this proxy statement/prospectus. In addition, the Business Combination Agreement and each of the First Addendum, Second Addendum and Third Addendum thereto are attached to this proxy statement/prospectus as Annexes A-1, A-2, A-3 and A-4, respectively, and are incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Business Combination will require the affirmative vote of the holders of a majority of the issued and outstanding Cetus Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Q:	What is being voted on at the Special Meeting?

A:	Below are the Proposals that the Cetus Capital stockholders are being asked to vote on:

●	The Business Combination Proposal to approve the Business Combination;

●	The Nasdaq Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Business Combination Agreement;

●	The Incentive Plan Proposal to approve PubCo’s 2023 Share Incentive Plan;

●	The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association;

●	The Advisory PubCo Charter Proposal regarding certain governance provisions in PubCo’s proposed memorandum and articles of association;

●	The Advisory Director Election Proposal regarding the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Cetus Capital does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding Cetus Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, that approval of the PubCo Charter Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date and entitled to vote at the Special Meeting. As of the record date, [●] shares held by the Sponsor and EF Hutton, or approximately [●]% of the outstanding Cetus Common Stock, would be voted in favor of each of the Proposals.

Q:	Are any of the proposals conditioned on one another?

A:	It is important for you to note that in the event that the Business Combination Proposal is not approved, Cetus Capital will not consummate the Business Combination. If Cetus Capital does not consummate the Business Combination and fails to complete an initial business combination prior to the expiration of the Business Combination Period, Cetus Capital will be required to dissolve and liquidate. The Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal and the Advisory Director Election Proposal are conditioned upon the approval of the Business Combination Proposal. Adoption of the Adjournment Proposal is not conditioned upon the approval of any of the other Proposals.

3

Q:	Do any of Cetus Capital’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:

Cetus Capital’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. The Sponsor holds an aggregate of 1,437,500 shares of Cetus Common Stock, which it originally purchased on June 10, 2022 for an aggregate purchase price of $25,000. Simultaneously with the closing of the IPO, Cetus Capital consummated the private placement of an aggregate of 286,875 Private Units, all of which were sold to the Sponsor, at a price of $10.00 per Private Unit, generating total proceeds of $2,868,750. If Cetus Capital does not consummate the Business Combination prior to the expiration of the Business Combination Period, Cetus Capital will be required to dissolve and liquidate and the securities held by the Sponsor will be worthless because the Sponsor has agreed to waive its rights to any liquidation distributions.

The exercise of the discretion of Cetus Capita’s directors and officers in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interest of the stockholders of Cetus Capital.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will take place on [●], 2023 at [●] a.m., Eastern Time. The Cetus Board has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.[●]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:	Who may vote at the Special Meeting?

A:	Only holders of record of Cetus Common Stock as of the close of business on [●], 2023 (the record date) may vote at the Special Meeting. As of [●], 2023, there were [●] shares of Cetus Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Special Meeting?

A:	Stockholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. Cetus Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:	What vote is required to approve the Proposals?

A:	Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, that approval of the PubCo Charter Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock outstanding on the record date and entitled to vote at the Special Meeting.

With respect to all of the proposals, other than the PubCo Charter Proposal, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” such proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of such proposals.

With respect to the PubCo Charter Proposal, both attending the Special Meeting either in person or by proxy and abstaining from voting, and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares, will have the same effect as voting “AGAINST” such proposal.

Q:	How will the Sponsor and EF Hutton vote?

A:	The Sponsor and EF Hutton, who as of the record date together owned 1,781,875 shares of Cetus Common Stock (none of which were publicly purchased), or approximately 23.7% of the issued and outstanding shares of Cetus Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Business Combination Proposal and other related proposals. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

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Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Cetus Capital stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Do I need to attend the Special Meeting to vote my shares?

A:	No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your Cetus Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Cetus Capital encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the Business Combination Proposal in order to have my Cetus Common Stock redeemed?

A:	No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Cetus Capital redeem your Cetus Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the Trust Account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the Cetus Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of Cetus Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their Cetus Common Stock will be returned to them.

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●], 2023 (two business days before the Special Meeting), that Cetus Capital redeem your shares for cash, and (ii) submit your request in writing to Cetus Capital’s transfer agent, at the address listed at the end of this section and deliver your shares to Cetus Capital’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Cetus Capital’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Cetus Common Stock as of the record date. Any public stockholder who holds Cetus Common Stock on or before [●], 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company, LLC

[____________________]

[____________________]

Attention: [●]

Email: [●]

Telephone: [●]

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Q:	How can I vote?

A:	If you were a holder of record of Cetus Common Stock on [●], 2023, the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [●], 2023, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Under Nasdaq rules, your broker, bank or nominee cannot vote your Cetus Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Cetus Capital believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your Cetus Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your Cetus Common Stock; this indication that a bank, broker or nominee is not voting your Cetus Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your Cetus Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your Cetus Common Stock in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	Cetus Capital will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Cetus Capital stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal.

Q:	What happens if I sell my Cetus Common Stock before the Special Meeting?

A:	The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your Cetus Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Cetus Capital stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

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Q:	Will I experience dilution as a result of the Business Combination?

A:

Prior to the Closing of the Business Combination, the Cetus Capital public stockholders who hold shares issued in the IPO own approximately 76.3% of issued and outstanding shares of Cetus Common Stock.

After giving effect to the Business Combination and to the issuance of (i) up to approximately 14,343,228 PubCo Ordinary Shares issued to the MKD BVI shareholders immediately prior to the Closing of the Business Combination in connection with the Acquisition Merger; assuming MKD BVI owns a 62.36% equity interest in MKD Taiwan and there are no further adjustments to the amount of consideration shares under the Business Combination Agreement; (ii) up to 8,480,520 PubCo Ordinary Shares to the Cetus Capital stockholders in connection with the SPAC Merger (assuming no Public Stockholders exercise their redemption rights and an aggregate of 1,006,145 shares are issued upon conversion of the Cetus Rights); and (iii) an aggregate of 57,500 PubCo Ordinary Shares to EF Hutton, and assuming that none of the Public Warrants or Private Warrants (or the PubCo Warrants issuable upon the exchange thereof) are exercised, it is anticipated that, upon completion of the Business Combination, the ownership interests in PubCo as the public company will be as set forth in the table below:

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
MKD BVI Shareholders	14,343,228	62.7%	14,343,228	71.7%	14,343,228	81.4%
Cetus Capital Public Stockholders	5,750,000	25.1%	2,875,000	14.4%	497,512	2.8%
Cetus Capital Public Shares converted from the Public Rights	958,333	4.2%	958,333	4.8%	958,333	5.4%
Cetus Sponsor LLC (3)	1,772,187	7.8%	1,772,187	8.9%	1,772,187	10.1%
EF Hutton	57,500	0.2%	57,500	0.2%	57,500	0.3%
Closing Shares	22,881,248	100.0%	20,006,248	100.0%	17,628,760	100.0%

(1)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(2)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(3)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

After giving effect to the Business Combination and to the issuance of (i) up to 14,343,228 PubCo Ordinary Shares issued to the MKD BVI shareholders immediately prior to the Closing of the Business Combination in connection with the Acquisition Merger assuming MKD BVI owns a 62.36% equity interest in MKD Taiwan and there are no further adjustments to the amount of consideration shares under the Business Combination Agreement; (ii) up to 8,480,520 PubCo Ordinary Shares to the Cetus Capital stockholders in connection with the SPAC Merger (assuming no Public Stockholders exercise their redemption rights and an aggregate of 1,006,145 shares are issued upon conversion of the Cetus Rights); (iii) an aggregate of 57,500 PubCo Ordinary Shares to EF Hutton; and (iv) the issuance of up to 6,036,875 PubCo Ordinary Shares upon exercise of the PubCo Warrants, it is anticipated that, upon completion of the Business Combination, the ownership interests in PubCo as the public company will be as set forth in the table below:

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
MKD BVI Shareholders	14,343,228	49.6%	14,343,228	55.1%	14,343,228	60.6%
Cetus Capital Public Stockholders	5,750,000	19.9%	2,875,000	11.0%	497,512	2.1%
Cetus Capital Public Shares converted from the Public Rights	958,333	3.3%	958,333	3.7%	958,333	4.1%
Shares Issuable to holders of Public PubCo Warrants upon exchange of Public Warrants	5,750,000	19.9%	5,750,000	22.1%	5,750,000	24.3%
Cetus Sponsor LLC (3)	2,059,062	7.1%	2,059,062	7.9%	2,059,062	8.7%
EF Hutton	57,500	0.2%	57,500	0.2%	57,500	0.2%
Closing Shares	28,918,123	100.0%	26,043,123	100.0%	23,665,635	100.0%

(1)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(2)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(3)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights and any PubCo Ordinary Shares issuable upon exercise of the Private PubCo Warrants issued to Cetus Sponsor LLC in exchange for its Private Warrants, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

$1,725,000, the deferred underwriting commissions in connection with the IPO, will be released to the underwriters only on completion of the Business Combination, in an amount equal to approximately 3.0% of the gross proceeds of the IPO. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming (i) no redemptions, (ii) the redemption of 50% of all Public Shares and (iii) maximum redemptions.

	Underwriting Fee
	No Redemptions	50% Redemptions		Maximum Redemptions
Redemptions ($)	$0	$	[________]	$	[________]
Redemptions (Shares)	0		2,875,000		5,252,488
Effective Underwriting (Total Underwriting less redemptions)	$57,500,000		$28,750,000		$5,000,001
Total Deferred Fee (%)	3.0%		3.0%		3.0%
Total Deferred Underwriting Fee ($)	$1,725,000		$1,725,000		$1,725,000
Effective Deferred Underwriting Fee (as a percentage of (cash left in Trust Account post redemptions))	3.0%		6.0%		34.5%

Q:	What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:	Cetus Capital’s Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote for or against the Business Combination, or vote at all, in order to exercise such rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shares are substantially reduced as a result of redemptions by Public Stockholders.

If the Business Combination is completed, the immediate per share value of PubCo Ordinary Shares that are received in exchange for Public Shares will be significantly reduced when redemptions increase.

The book value per share of the Ordinary Shares after the Business Combination would be $[●] under the minimum redemption scenario, $[●] if 50% of all Public Shares are redeemed, and $[●] under the maximum redemption scenario. Under the maximum redemption scenario, the holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●], thereby leaving 497,512 Public Shares unredeemed.

A summary calculation table is as follows:

	Assuming Minimum Redemptions		Assuming 50% Redemptions(2)		Assuming Maximum Redemptions(3)
Book value per share of PubCo Ordinary Shares after Business Combination	$	[●]	$	[●]	$	[●]
Numerator:
Total shareholders’ equity(1)	$	[●]	$	[●]	$	[●]

	Assuming Minimum Redemptions	Assuming 40% Redemptions(2)	Assuming Maximum Redemptions(3)

Denominator:
Non-redeeming public shareholders	5,750,000	2,875,000	497,512
Cetus Sponsor LLC (4)	1,772,187	1,772,187	1,772,187
Former MKD BVI Shareholders	14,343,228	14,343,228	14,343,228
Shares converted from Public Rights	958,333	958,333	958,333
EF Hutton	57,500	57,500	57,500
Total number of shares outstanding	22,881,248	20,006,248	17,628,760

(1)	Based on “Unaudited Pro Forma Condensed Combined Balance Sheet as of [●]”, which assumes the consummation of the Business Combination.
(2)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(3)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(4)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

Q:	Are MKD BVI’s shareholders required to approve the Business Combination?

A:	Yes. The approval by the shareholders of MKD BVI of the Business Combination and the Business Combination Agreement is required to consummate the Business Combination. In the event that the Business Combination or the Business Combination Agreement fails to be authorized or approved by the shareholders of MKD BVI, Cetus Capital can terminate the Business Combination Agreement.

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Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of Cetus Capital, MKD Taiwan, MKD BVI and the Acquisition Entities to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” in this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your Cetus Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[Name of Proxy Solicitor]

[Address Line 1]

[Address Line 2]

Individuals call toll-free [●]

Banks and brokers call [●]

Email: [●]

Q:	Should I send in my stock certificates now?

A:	Yes. Cetus Capital’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite stockholder approvals are received, Cetus Capital expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the applicable Plan of Merger by the Registrar of Corporate Affairs of the BVI with respect to the Acquisition Merger and subsequent issue of the relevant Certificate of Merger. However, if Cetus Capital anticipates that it may not be able to consummate the Business Combination prior to the expiration of the Business Combination Period (as it may be extended from time to time as described in the Existing Charter), pursuant to the Business Combination Agreement, either the Sponsor or MKD Taiwan, or both of them together, shall deposit in the Trust Account on or prior to the applicable deadline, $575,000 to extend the existence of Cetus Capital for three (3) months, as more fully set forth in the Business Combination Agreement. Please see the section titled “The Business Combination Proposal – General Description of Business Combination and Business Combination Agreement – Covenants Pending Closing – Payment of Extension Fees” for further details regarding the responsibility of Cetus Capital and MKD Taiwan to provide funds to extend Cetus Capital’s business combination period.

Q:	Who will manage PubCo?

A:	In connection with the Closing, all of the officers and directors of Cetus Capital will resign. Following the Closing of the Business Combination, Ming-Chia Huang will be appointed as Chief Executive Officer of PubCo and Min-jie Cui will be appointed as Chief Financial Officer of PubCo. According to the terms of the Business Combination Agreement, the PubCo Board will consist of seven (7) members, of which a majority of whom will be considered “independent” under Nasdaq’s listing standards, with MKD Taiwan having the right to designate five (5) directors and the Sponsor having the right to designate two (2) directors. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	What happens if the Business Combination is not consummated?

A:	If the Business Combination is not consummated, Cetus Capital may seek another suitable business combination. If Cetus Capital does not consummate a business combination prior to the expiration of the Business Combination Period, then pursuant to Article IX of the Existing Charter, Cetus Capital’s officers must take all actions necessary in accordance with the General Corporation Law of Delaware to dissolve and liquidate Cetus Capital as soon as reasonably practicable. Following dissolution, Cetus Capital will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of Cetus Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of Cetus Common Stock would be paid at liquidation would be approximately $[●] per share for stockholders based on amounts on deposit in the Trust Account as of [●], 2023. The closing price of Cetus Common Stock on Nasdaq as of [●], 2023 was $[●]. The Sponsor and EF Hutton waived the right to any liquidation distribution with respect to any Cetus Common Stock held by them.

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Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the Closing, holders of Cetus Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of [●], 2023, there was approximately $[●] in the Trust Account. Cetus Capital estimates that approximately $[●] per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	In the event that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) elects to redeem its Cetus Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of Cetus Common Stock under Section 302 of the Internal Revenue Code (the “Code”). If the redemption qualifies as a sale or exchange of Cetus Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in Cetus Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Cetus Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to Cetus Common Stock have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations. See the section titled “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:	Will holders of Cetus Common Stock or Cetus Rights be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the Business Combination?

A:	Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Consequences of the Business Combination,” the Merger qualifies as a tax-free exchange pursuant to Section 351 of the Code for U.S. federal income tax purposes. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond Cetus Capita and PubCo’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of Cetus Common Stock, Cetus Warrants and Cetus Rights.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

9

Provided that the Business Combination qualifies as a tax-free exchange pursuant to Section 351 of the Code, the additional requirements for tax-free treatment under Section 367(a) of the Code are satisfied, and, in the case of U.S. Holders of Cetus Rights, such Cetus Rights are treated for U.S. federal income tax purposes as exchanged with PubCo for PubCo Ordinary Shares (instead of PubCo being treated as satisfying Cetus Capital’s obligations under the Cetus Rights with PubCo Ordinary Shares), a U.S. Holder will generally not recognize gain or loss with respect to the exchange of Cetus Common Stock or Cetus Rights, as applicable, for PubCo Ordinary Shares pursuant to the Merger and such U.S. Holder’s (i) tax basis in its PubCo Ordinary Shares received in the Business Combination will generally equal the adjusted tax basis of Cetus Common Stock, Cetus Warrants or Cetus Rights surrendered in exchange therefor and (ii) holding period for the PubCo Ordinary Shares will generally include the period during which such U.S. Holder held Cetus Common Stock, Cetus Warrants or Cetus Rights.

If the Business Combination does not qualify as a tax-free exchange, then a U.S. Holder that exchanges its Cetus Common Stock, Cetus Warrants or Cetus Rights, as applicable, for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares or PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the Cetus Common Stock, Cetus Warrants or Cetus Rights exchanged.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Merger and the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Cetus Capital’s proxy solicitor at:

[Name of Proxy Solicitor]

[Address Line 1]

[Address Line 2]

Individuals call toll-free [●]

Banks and brokers call [●]

Email: [●]

You may also obtain additional information about Cetus Capital from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO CETUS CAPITAL’S sTOCKholders

Pursuant to the rules of the SEC, Cetus Capital and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Cetus Capital has received contrary instructions from one or more of such stockholders. Upon written or oral request, Cetus Capital will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Cetus Capital deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Cetus Capital of their requests by contacting our proxy solicitor as follows:

[Name of Proxy Solicitor]

[Address Line 1]

[Address Line 2]

Individuals call toll-free [●]

Banks and brokers call [●]

Email: [●]

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Business Combination Agreement, the First Addendum, the Second Addendum and the Third Addendum (and the related exhibits attached thereto) attached as Annexes A-1, A-2 , A-3 and A-4, respectively, PubCo’s Amended and Restated Memorandum and Articles of Association attached as Annex B, and PubCo’s 2023 Share Incentive Plan attached as Annex C. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Cetus Capital’s stockholders.

The Parties to the Business Combination

Cetus Capital Acquisition Corp.

Cetus Capital Acquisition Corp. is a blank check company incorporated as a Delaware corporation on June 7, 2022. Cetus Capital was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 3, 2022, Cetus Capital sold 5,750,000 Public Units at a price of $10.00 per Public Unit, including the full exercise of the over-allotment option of 750,000 Public Units granted to the underwriters, generating gross proceeds of $57,500,000 related to its IPO. Each Public Unit consists of one Public Share, one Public Warrant and one Public Right. Each Public Right will convert into one-sixth (1/6) of one PubCo Ordinary Share upon the consummation of the Business Combination.

Concurrently with the closing of Cetus Capital’s IPO, the Sponsor purchased an aggregate of 286,875 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,868,750 in a private placement, and Cetus Capital issued 57,500 shares of Cetus Common Stock to EF Hutton for nominal consideration.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Cetus Capital does not complete a Business Combination prior to the expiration of the Business Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of [●], 2023, cash of $[●] were held outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO and the sale of the Private Units, a total of $58,506,250 ($10.175 per Public Unit) was placed in the Trust Account and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Cetus Capital’s failure to complete a business combination within the applicable period of time.

The Public Units, the Public Shares, the Public Warrants and the Public Rights are each quoted on Nasdaq, under the symbols “CETUU”, “CETU”, “CETUW” and “CETUR”, respectively.

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MKD Taiwan

MKD Technology Inc. (“MKD Taiwan”), is a company incorporated in Taiwan in 2006 with registration number 28408583. MKD Taiwan is in the business of designing and manufacturing automotive electronics and other electronic products.

MKD BVI

MKD BVI was incorporated on March 30, 2023 under the laws of the BVI for the purpose of effecting the Taiwan Reorganization and serving as an intermediate holding company following the closing of the Business Combination.

PubCo

PubCo was incorporated on July 25, 2023 under the laws of the BVI for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for MKD Taiwan.

PubCo currently has no substantive assets, has not commenced operations and has not engaged in any business or other activities except in connection with its formation.

Merger Sub 1

Merger Sub 1 was incorporated on August 1, 2023 under the laws of the BVI, as a wholly-owned subsidiary of PubCo for the purpose of effecting the Acquisition Merger.

Merger Sub 2

Merger Sub 2 was incorporated on August 1, 2023 under the laws of the BVI, as a wholly-owned subsidiary of PubCo for the purpose of effecting the SPAC Merger.

Terms of the Business Combination

The Business Combination Agreement

On June 20, 2023, Cetus Capital entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”), by and among MKD Technology Inc., a Taiwan corporation with registration number 28408583 (“MKD Taiwan”), MKDWELL Limited, a company incorporated in the BVI with BVI company number 2121160 (“MKD BVI”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate MKDWELL Tech Inc., a BVI business company (“PubCo”), for the purpose of serving as the public listed company whose shares shall be traded on The Nasdaq Stock Market, which company shall initially be owned by the Shareholders’ Representative; (B) PubCo will incorporate MKDMerger1 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 1”), for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of PubCo; (C) PubCo will also incorporate MKDMerger2 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 2”) for the sole purpose of the merger of Cetus Capital with and into Merger Sub 2 (the “SPAC Merger”, and together with the Acquisition Merger, the “Mergers”; and the transactions contemplated by the Business Combination Agreement being collectively referred to as the “Business Combination”), in which Cetus Capital will be the surviving entity; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and I Cetus Capital and Merger Sub 2 will effect the SPAC Merger. Following the consummation of the Business Combination, PubCo will be a publicly traded holding company listed on The Nasdaq Stock Market. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

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As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of MKD BVI will be cancelled in exchange for up to approximately 23,000,000 PubCo Ordinary Shares, (ii) each outstanding Cetus Unit will be automatically detached, (iii) each unredeemed outstanding share of Cetus Common Stock will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every six (6) outstanding Cetus Rights will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each warrant to purchase one (1) share Cetus Common Stock (the “Cetus Warrants”) will automatically be cancelled and cease to exist in exchange for a warrant to purchase one PubCo Ordinary Share (the “PubCo Warrants”).

Up to a maximum of approximately 23,000,000 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI. Pursuant to the Business Combination Agreement, the total number of PubCo Ordinary Shares that will be issued to MKD BVI shareholders is “the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date.” As of August 8, 2023, MKD BVI owns 17,011,476 of the 27,278,652 issued and outstanding shares of MKD Taiwan, or approximately 62.36%. The “Aggregate Merger Consideration” means $230,000,000 as stipulated in the Business Combination Agreement. Assuming no further adjustments result from the “Closing Company Debt” and the “Closing Company Cash,” and assuming that MKD BVI continues to own 62.36% of the equity interest of MKD Taiwan on the closing date of the Business Combination, an aggregate of 14,343,228 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI.

Cetus Capital and MKD Taiwan have agreed that the Closing shall occur no later than November 3, 2023, which date was extended to February 1, 2024 pursuant to the Third Addendum to the Business Combination Agreement (the “Termination Date”).

On July 31, 2023, the parties to the Business Combination Agreement entered into a First Addendum to the Business Combination Agreement (the “First Addendum”), pursuant to which (A) MKDWELL Tech Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to PubCo thereunder and (B) the parties agreed to extend the date by which PubCo, Merger Sub 1 and Merger Sub 2 must execute an addendum to become parties to the Business Combination Agreement from July 31, 2023 to August 20, 2023.

On August 10, 2023, MKDMerger1 Inc. and MKDMerger2 Inc. each executed and delivered a Second Addendum to the Business Combination Agreement (the “Second Addendum”), pursuant to which (A) MKDMerger1 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 1 thereunder and (B) MKDMerger2 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 2 thereunder.

On November 19, 2023, the parties to the Business Combination Agreement entered into a Third Addendum to the Business Combination Agreement (the “Third Addendum”) to extend the Termination Date from November 3, 2023 to February 1, 2024.

The foregoing description of the Business Combination Agreement and the First Addendum, the Second Addendum and the Third Addendum describes the material provisions of the Business Combination Agreement, the First Addendum, the Second Addendum and the Third Addendum, but does not purport to describe all of the terms of the Business Combination Agreement, the First Addendum, the Second Addendum and the Third Addendum, which are attached hereto as Annexes A-1, A-2, A-3 and A-4, respectively.

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Post-Business Combination Structure and Impact on the Public Float

The following table illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the table below were calculated based on the assumptions that none of the parties in the table below purchase Cetus Common Stock in the open market and that MKD BVI owns all of the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination (and thus that the maximum number of shares of PubCo Common Stock are issued to the stockholders of MKD Taiwan). The following table also assumes (i) the issuance of 14,343,228 PubCo Ordinary Shares to the MKD BVI shareholders immediately prior to the Closing of the Business Combination in connection with the Acquisition Merger; (ii) the issuance of up to 8,480,520 PubCo Ordinary Shares to the Cetus Capital stockholders in connection with the SPAC Merger (assuming no Public Stockholders exercise their redemption rights and an aggregate of 1,006,145 shares are issued upon conversion of the Cetus Rights); (iii) the issuance of an aggregate of 57,500 PubCo Ordinary Shares to EF Hutton; and (iv) that none of the Public Warrants or Private Warrants (or the PubCo Warrants issued in exchange therefor) are exercised.

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
MKD BVI Shareholders	14,343,228	62.7%	14,343,228	71.7%	14,343,228	81.4%
Cetus Capital Public Stockholders	5,750,000	25.1%	2,875,000	14.4%	497,512	2.8%
Cetus Capital Public Shares converted from the Public Rights	958,333	4.2%	958,333	4.8%	958,333	5.4%
Cetus Sponsor LLC (3)	1,772,187	7.8%	1,772,187	8.9%	1,772,187	10.1%
EF Hutton	57,500	0.2%	57,500	0.2%	57,500	0.3%
Closing Shares	22,881,248	100.0%	20,006,248	100.0%	17,628,760	100.0%

(1)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(2)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(3)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

If the Public Warrants and the Private Warrants (or the PubCo Warrants issuable in exchange therefor) are exercised, and assuming that the other assumptions noted in the introduction to the table above continue to apply, the ownership structure of PubCo immediately following the Business Combination would be as illustrated in the following table.

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
MKD BVI Shareholders	14,343,228	49.6%	14,343,228	55.1%	14,343,228	60.6%
Cetus Capital Public Stockholders	5,750,000	19.9%	2,875,000	11.0%	497,512	2.1%
Cetus Capital Public Shares converted from the Public Rights	958,333	3.3%	958,333	3.7%	958,333	4.1%
Shares Issuable to holders of Public PubCo Warrants upon exchange of Public Warrants	5,750,000	19.9%	5,750,000	22.1%	5,750,000	24.3%
Cetus Sponsor LLC (3)	2,059,062	7.1%	2,059,062	7.9%	2,059,062	8.7%
EF Hutton	57,500	0.2%	57,500	0.2%	57,500	0.2%
Closing Shares	28,918,123	100.0%	26,043,123	100.0%	23,665,635	100.0%

(1)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(2)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(3)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights and any PubCo Ordinary Shares issuable upon exercise of the Private PubCo Warrants issued to Cetus Sponsor LLC in exchange for its Private Warrants, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

If the actual facts are different than these assumptions, the percentage ownership retained by Cetus Capital’s public stockholders following the Business Combination will be different.

Management and Board of Directors Following the Business Combination

In connection with the Closing, all of the officers and directors of Cetus Capital will resign. Following the Closing of the Business Combination, Ming-Chia Huang will be appointed as President & Chief Executive Officer of PubCo and Min-jie Cui will be appointed as Chief Financial Officer of PubCo. Effective as of the Closing, the PubCo Board will consist of seven (7) members, with MKD Taiwan having the right to designate five (5) directors and the Sponsor having the right to designate two (2) directors. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Lock-Up Agreements

In connection with the Closing of the Business Combination, and as a condition thereto, the directors and officers of PubCo as of the Closing, all shareholders who hold more than five percent (5%) of the outstanding equity securities of PubCo as of the Closing and the Sponsor will enter into lock-up agreements with PubCo (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the shareholders party thereto will not, during the 180 day period following the Closing (the “Lock-Up Period”), and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares (as defined below), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or otherwise publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to such shares. “Lock-Up Shares” means any of the PubCo Ordinary Shares issued in connection with the Acquisition Merger or the SPAC Merger, as applicable, as well as any securities convertible into, or exchangeable for, or representing the right to receive, Cetus Common Stock or PubCo Ordinary Shares acquired during the Lock-Up Period, other than PubCo Ordinary Shares acquired in open market transactions during the Lock-Up Period.

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The foregoing description of the Lock-Up Agreements does not purport to be complete and are qualified in their entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit A to the Business Combination Agreement and as Exhibit 10.1, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, Cetus Capital, the Sponsor, EF Hutton and certain other holders of the securities of Cetus Capital will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo will agree to provide such holders with certain rights relating to the registration for resale of certain PubCo Ordinary Shares held by such holders at, or acquired by such holders in connection with, the Closing of the Business Combination. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the applicable shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit D to the Business Combination Agreement and as Exhibit 10.2 hereto, and is incorporated herein by reference.

Redemption Rights

Pursuant to the Existing Charter, Cetus Capital’s public stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of [●], 2023, this would have amounted to approximately $[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(x) directly hold shares of public Cetus Common Stock or (y) hold shares of public Cetus Common Stock through Cetus Units and you elect to separate your Cetus Units into the underlying shares of public Cetus Common Stock, public Cetus Warrants and public Cetus Rights prior to exercising your redemption rights with respect to the public Cetus Common Stock; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2023, (a) submit a written request to the transfer agent that Cetus Capital redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding Cetus Units must separate the underlying Cetus Common Stock, Cetus Warrants and Cetus Rights prior to exercising redemption rights with respect to the Cetus Common Stock. If Cetus Units are registered in a holder’s own name, the holder must deliver the certificate for its Cetus Units to the transfer agent with written instructions to separate the Cetus Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Cetus Common Stock from the Cetus Units.

If a broker, dealer, commercial bank, trust company or other nominee holds Cetus Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Cetus Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Cetus Units to be separated and the nominee holding such Cetus Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Cetus Units and a deposit of an equal number of Cetus Common Stock, Cetus Warrants and Cetus Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Cetus Common Stock from the Cetus Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Cetus Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

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Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the Cetus Common Stock.

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Cetus Capital will promptly return the share certificates to the public stockholder.

The Proposals

At the Special Meeting, Cetus Capital’s stockholders will be asked to vote on the following:

●	the Business Combination Proposal;

●	the Nasdaq Proposal;

●	the Incentive Plan Proposal;

●	the PubCo Charter Proposal;

●	the Advisory PubCo Charter Proposal;

●	the Advisory Director Election Proposal; and

●	the Adjournment Proposal.

Please see the section titled “The Special Meeting” on page 58 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [●], 2023, there were 7,531,875 shares of Cetus Common Stock issued and outstanding. Only Cetus Capital’s stockholders who hold shares of Cetus Common Stock of record as of the close of business on [●], 2023 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock present and entitled to vote at the Special Meeting; provided, that approval of the PubCo Charter Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of record date and entitled to vote at the Special Meeting.

As of the record date, the Sponsor and EF Hutton together owned and were entitled to vote 1,781,875 shares of Cetus Common Stock, or approximately 23.7% of Cetus Capital’s outstanding shares. With respect to the Business Combination, the Sponsor and EF Hutton have agreed to vote their shares of Cetus Common Stock in favor of the Business Combination Proposal, and intend to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

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Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Cetus Capital will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of MKD BVI having a majority of the voting power of the post-combination company, MKD Taiwan senior management comprising all of the senior management of the post-combination company, the relative size of MKD Taiwan and MKD BVI compared to Cetus Capital, and MKD Taiwan / MKD BVI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MKD BVI issuing stock for the net assets of Cetus Capital, accompanied by a recapitalization. The net assets of Cetus Capital will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MKD Taiwan / MKD BVI.

Regulatory Approvals

The Mergers and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the BVI, except for the registration by the Registrar of Corporate Affairs in the BVI of the Plans of Merger and subsequent issue of the Certificates of Merger.

Interests of Certain Persons in the Business Combination

Certain of Cetus Capital’s directors and executive officers may be deemed to have interests in the transactions contemplated by the Business Combination Agreement that are different from, or in addition to, those of Cetus Capital’s shareholders generally. These interests may present these individuals with certain potential conflicts of interest. Our independent directors reviewed and considered these interests during their evaluation and negotiation of the Business Combination and in unanimously approving, as members of the Cetus Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. The Cetus Board concluded that the potential benefits that it expected Cetus Capital and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination.

Although none of the directors or officers of Cetus Capital or Cetus Sponsor have an interest in MKD Taiwan, when Cetus Capital shareholders consider the recommendation of the Cetus Board in favor of adoption of the Business Combination Proposal and the other related Proposals, they should keep in mind that Cetus Capital’s directors and officers have interests in the Business Combination that are different from, or in addition to, their interests as shareholders, including the following:

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, Cetus Capital will be required to liquidate. In such event, the 1,437,500 shares of Cetus Common Stock held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[●] million based on the closing price of Cetus Common Stock of $[●] on Nasdaq as of [●], 2023;

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, the 286,875 Private Units purchased by the Sponsor for a total purchase price of $2,858,750, will be worthless. Such Private Units had an aggregate market value of approximately $[●] million based on the closing price of Cetus Units of $[●] on Nasdaq as of [●], 2023;

●	The exercise of Cetus Capital’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest;

●	Cetus Capital’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Cetus Capital’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of [●], 2023, an aggregate of $[●] had been incurred or accrued in respect of such expense reimbursement obligation;

●	In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Cetus Capital’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Cetus Capital funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Cetus Capital completes a Business Combination, Cetus Capital may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Cetus Capital may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Additionally, if Cetus Capital extends the time available to complete an initial business combination, Cetus Capital’s insiders, officers and directors or their affiliates will deposit $575,000 for each three-month extension, subject to the obligation of MKD Taiwan to fund all or a portion of such $575,000 deposit for each three-month extension as more fully set forth in the Business Combination Agreement. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into private units, at a price of $10.00 per unit, at the option of the lender. These private units would be identical to the Private Units. As of [●], 2023, the Sponsor loaned to Cetus Capital an aggregate of $[●];

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●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

●	If the proposed Business Combination is completed, there will be seven (7) members of the board of directors of PubCo, MKD Taiwan will designate five (5) members and the Sponsor will designate two (2) members.

Because of the existence of these interests, the exercise of the discretion of the directors and officers of Cetus Capital in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interest of the Cetus Capital stockholders. In addition to the foregoing, Cetus Capital’s amended and restated certificate of incorporation excludes the corporate opportunity doctrine, and any other analogous doctrine, from applying to directors and officers of Cetus Capital unless such corporate opportunity is offered to a director or officer solely in his or her capacity as a director or officer of Cetus Capital and such opportunity is one Cetus Capital is legally and contractually permitted to undertake and would otherwise be reasonable for Cetus Capital to pursue. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Cetus Capital’s amended and restated certificate of incorporation did not impact its search for an acquisition target and Cetus Capital was not prevented from reviewing any opportunities as a result of such waiver.

Cash Transfers And Distributions in PubCo and MKD

Cash may be transferred among PubCo or MKD and its subsidiaries in the following manner: (1) funds may be transferred to PubCo’s or MKD’s operating subsidiaries from PubCo or MKD as needed in the form of capital contribution or shareholder loans; (2) dividends or other distributions may be paid by PubCo’s or MKD’s operating subsidiaries to PubCo or MKD; and (3) PubCo’s or MKD’s PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes. PubCo or MKD and its subsidiaries are permitted under PRC laws and regulations to provide funding to PubCo’s or MKD’s subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied. In the future, cash proceeds raised from financings conducted outside of China, may be transferred by PubCo or MKD to its PRC subsidiaries via capital contribution or shareholder loans. As a holding company, PubCo may rely on dividends and other distributions on equity paid by its PRC operating subsidiaries for its cash and financing requirements. Current PRC regulations permit Chinese companies to distribute dividends only out of their accumulated profits, and additionally, PRC companies are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital. Funds under such reserves are not distributable as cash dividends. In addition, if any of PubCo’s or MKD’s PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this proxy statement/prospectus, no dividends or distributions have been made to PubCo’s shareholders by PubCo. For the years ended December 31, 2021 and 2022, MKD Taiwan paid a total of $[ ] and $[ ] in dividends respectively to MKD Taiwan’s shareholders.

Expected Uses Of Funds In Connection With The Business Combination

As of [   ], 2023, Cetus Capital had a total of $[ ] in its trust account, which would be available to MKD in the event the Business Combination is approved by Cetus Capital stockholders, but subject to redemption by Cetus Capital stockholders.

Depending on the rate of redemption by Cetus Capital stockholders, MKD plans to use the net proceeds from this Business Combination as follows:

●	approximately 20% for the expansion of MKD’s research and development team and for the development of new technologies, patents and products;

●	approximately 30% for the expansion of MKD’s manufacturing capacity;

●	approximately 10% for the expansion of MKD’s marketing and sales channels;

●	approximately 20% for the expansion of working capital for MKD’s daily operations; and

●	approximately 20% for general corporate purposes, which may include strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents MKD’s current intentions based upon present plans and business conditions to use and allocate the net proceeds. PubCo’s management will have flexibility and discretion in the application of net proceeds from this Business Combination, and investors will be relying on the judgment of our management regarding the use of these net proceeds.

In using the proceeds of this Business Combination, PubCo is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, it may extend inter-company loans to its PRC subsidiaries or make additional capital contributions to its PRC subsidiaries to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, which may delay or prevent us from providing the proceeds of this Business Combination to its PRC subsidiaries.

Recommendations of the Cetus Board to the Cetus Capital Stockholders

After careful consideration of the terms and conditions of the Business Combination Agreement, the Cetus Board has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Cetus Capital and its stockholders. In reaching its decision with respect to the Business Combination, the Cetus Board reviewed various industry and financial data and the due diligence and evaluation materials provided by MKD Taiwan. The Cetus Board did not obtain a fairness opinion on which to base its assessment. The Cetus Board recommends that Cetus Capital’s stockholders vote:

●	FOR the Business Combination Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Incentive Plan Proposal;

●	FOR the PubCo Charter Proposal;

●	FOR the Advisory PubCo Charter Proposals;

●	FOR the Advisory Director Election Proposal; and

●	FOR the Adjournment Proposal.

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Cetus Capital’s ability to complete the Business Combination and (ii) the business, cash flows, financial condition and results of operations of the Combined Company following the Closing of the Business Combination.

In particular, your attention is drawn to MKD’s corporate structure – see page 98 of “MKD’s Business.” MKD was founded in Taiwan and is a China-based business. Having a majority of its business in China, MKD is subject to risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government has significant authority to exert influence on the ability of a China-based company, like MKD, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, MKD face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy. The PRC government may also intervene with or influence its operations as the government deems appropriate to further regulatory goals. Any such action, including to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could result in a material change to MKD’s operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or in extreme cases, become worthless. PubCo and MKD may also face the following risks and uncertainties, including those related to doing business in China.

Risks Related to PubCo

●	no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares;

●	price volatility of PubCo’s shares;

●	sale or availability for sale of substantial amounts of PubCo’s shares;

●	potential dilution for existing shareholders upon PubCo’s issuance of additional shares;

●	PubCo’s warrant agreement contains exclusive forum provisions;

●	Some or all of PubCo’s directors and officers will reside outside the United States. As a result, it may be difficult, or impossible, for investors to enforce federal securities laws or their other legal rights;

●	potential treatment of PubCo as a passive foreign investment company;

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●	potential treatment of PubCo as a U.S. corporation for U.S. federal income tax purposes; and

●	exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company.

Risks Related to Cetus Capital and the Business Combination

●	Cetus Capital will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination prior to the expiration of the Business Combination Period. In the event of a liquidation, Cetus Capital’s public stockholders are expected to receive $[●] per share.

●	You must tender your shares of Cetus Common Stock in order to validly seek redemption at the Special Meeting.

●	Cetus Capital has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Cetus Capital if the Business Combination is not consummated.

Risks Related to the Business of MKD

●	A decline in automotive sales could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult to successfully achieve MKD’s business goals.

●	MKD’s projected development goals may not be achieved in the time frames due to unforeseen factors.

●	The automotive market is highly competitive, and MKD may not be successful in competing in this industry.

●	MKD is dependent on suppliers. Timely delivery of orders is needed to meet the requirements of MKD’s customers, and a shortage of materials or components can disrupt the production of MKD’s equipment.

●	Natural resource scarcity may cause delays in the development and manufacturing of MKD’s products.

●	The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for MKD’s technology or increase MKD’s operating costs.

●	The discontinuation of, the loss of business with respect to or a lack of commercial success of a particular vehicle model for which MKD is a significant supplier could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult for us to continue to grow and achieve MKD’s business goals.

●	Adverse developments affecting one or more of MKD’s major suppliers could harm MKD’s profitability.

●	A significant product liability lawsuit, warranty claim or product recall involving MKD or one of MKD’s major customers could harm MKD’s profitability.

●	MKD is involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on MKD’s profitability and consolidated financial position.

●	Downturns or volatility in general economic conditions could have a material adverse effect on MKD’s business and results of operations.

●	Delays in initiation of production, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect MKD’s manufacturing efficiencies.

●	We are and will continue to be under continuous pressure from MKD’s customers and competitors to reduce the price of MKD’s products, which could adversely affect MKD’s growth and profit margins.

●	New technologies could result in the development of new products by MKD’s competitors and a decrease in demand for MKD’s products, and MKD may not be able to develop new products to satisfy changes in demand, which could result in a decrease in net sales and loss of market share.

●	MKD may be subject to claims of infringement of third-party intellectual property rights or demands that MKD license third-party technology, which could result in significant expense and reduction in MKD’s intellectual property rights.

●	MKD may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate its business successfully.

●	MKD is subject to foreign currency risk as a result of its operations.

●	Disruptions in the supply of raw materials and other supplies that MKD and MKD’s customers use in MKD’s products may adversely affect MKD’s profitability.

●	MKD’s business is impacted by general economic conditions in its markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect its business, financial condition and results of operations.

●	The nature of MKD’s business which is tied to demand for camper vans could result in operating losses during downturns.

●	Failure to protect personal or confidential information against cybersecurity breaches could subject MKD to significant reputational, financial and legal consequences and substantially harm its business and results of operations.

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Risks Related to Doing Business in China

●	The PRC government has oversight over business operations conducted in China, and may influence MKD’s operations, which could result in a material adverse change in MKD’s operations and the value of MKD’s securities.

●	Changes in China’s economic, political or social conditions, or policies could materially and adversely affect MKD’s business and operations.

●	MKD is subject to PRC laws and regulations which may change in the future. Any non-compliance thereof could.

●	PubCo’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely MKD’s auditor.

●	MKD may be required to obtain additional licenses in relation to MKD’s ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to MKD’s past operations.

●	MKD may be required to complete filing procedures with the China Securities Regulatory Commission (“CSRC”) in connection with this Business Combination. In addition, the approval of and filing with the CSRC or other PRC government authorities may be required in connection with the transaction under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

●	It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of MKD’s PRC “resident enterprise” status, MKD’s global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect MKD’s results of operations.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject MKD to penalties.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on China laws.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the relevant PRC plan participants or us to fines and other legal and administrative sanctions.

●	If MKD fails to obtain and maintain the requisite licenses and approvals required under the regulatory environment applicable to MKD’s businesses in the PRC, or if MKD is required to take actions that are time-consuming or costly, MKD’s business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Doing Business in Taiwan

●	Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect MKD’s daily operations.

●	Cross-Straits relationship imposes macroeconomic risks which could negatively affect MKD’s business.

●	MKD is subject to restrictions on paying dividends or making other payments, which may restrict PubCo’s ability to satisfy the liquidity requirements.

●	MKD’s Taiwan entity is subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

●	We may be required to obtain approvals from Taiwan authority for investment in MKD’s Taiwan subsidiary if the shareholding of MKD at the time of or after the Proposed Transaction reaches the threshold for such approval.

●	MKD’s Taiwan subsidiary bears product liabilities for damages caused by MKD’s products under Taiwan regulations on consumer protection.

●	MKD Taiwan’s insurance coverage may not adequately protect MKD Taiwan and its subsidiary against certain operating and other hazards which may have an adverse effect on their business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against MKD’s group entities or management in Taiwan.

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MKD TAIWAN’S SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables present MKD Taiwan’s summary consolidated financial data. MKD Taiwan prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The summary historical consolidated statement of operations for the years ended December 31, 2021 and 2022 and the summary consolidated balance sheet information as of December 31, 2021 and 2022 have been derived from MKD Taiwan’s audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD Taiwan” and the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Summary statement of operations data:

(U.S. dollars, except per share amounts)

	For the years ended December 31,
	2021	2022
Revenues	$3,272,140	$3,153,486
Cost of revenues	(2,746,849)	(2,134,376)
Gross profit	525,291	1,019,110

Operating expenses:
Selling expenses	(206,739)	(239,354)
General and administrative expenses	(778,750)	(958,816)
Research and development expenses	(889,206)	(721,254)
Total operating expenses	(1,874,695)	(1,919,424)

Loss from operations	(1,349,404)	(900,314)

Other income (loss):
Interest expenses, net	(304,129)	(390,031)
Other income, net	363,587	73,259
Total other income (loss)	59,458	(316,772)

Loss before income tax expense	(1,289,946)	(1,217,086)
Income tax expense	-	-
Net loss	$(1,289,946)	$(1,217,086)
Net loss attributable to non-controlling interest	-	39,192
Net loss attributable to MKD Technology Inc.	(1,289,946)	(1,256,278)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	-	33,576
Foreign currency translation adjustment attributable to parent company	(23,840)	29,825
Total other comprehensive (loss) income	$(23,840)	$63,401

Total comprehensive loss	$(1,313,786)	$(1,153,685)
Total comprehensive income attributable to non-controlling interest	-	72,768
Total comprehensive loss attributable to MKD Technology Inc.	(1,313,786)	(1,226,453)

Weighted average shares outstanding – basic and diluted	24,033,782	26,042,934
Loss per share – basic and diluted	$(0.05)	$(0.05)

	As of December 31,
	2021	2022
Total Assets	$9,871,101	$8,132,926

Total Liabilities	9,886,508	6,598,646
Total (deficit) equity	(15,407)	1,534,280
Total Liabilities and Equity	$9,871,101	$8,132,926

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COMPARATIVE HISTORICAL AND UNAUDITED

PRO FORMA CONDENSED COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Cetus Capital and MKD Taiwan, respectively, and unaudited pro forma condensed combined per share financial information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under three scenarios:

●	Scenario 1 — Assuming No Redemptions into Cash: No Cetus Capital Public Stockholders exercise their redemption rights with respect to their Public Shares, all Cetus Capital Public Shares previously subject to redemption for cash amounting to $51.77 million would be transferred to permanent equity;

●	Scenario 2 — Assuming Interim Redemptions into Cash: 50% of Cetus Capital’s Public Shares amounting to 2,626,244 shares are redeemed for cash by Cetus Capital shareholders, $26,288,206 would be paid out in cash. The remaining 50% of the Cetus Capital Public Shares, 3,123,756 shares, previously subject to redemption for cash amounting to $31,609,511 would be transferred to permanent equity; and

●	Scenario 3 — Assuming Maximum Redemptions into Cash: The maximum number of Cetus Capital Public Shares are redeemed for cash by Cetus Capital shareholders, $52.58 million would be paid out in cash (based on the per share redemption price of $10.01), which is the amount required to redeem 5,252,488 Cetus Capital Public Shares, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination.

In accordance with the Existing Charter, in the event that the net tangible assets of Cetus Capital, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders, are less than $5,000,001 upon consummation of the Business Combination, Cetus Capital will not complete the Business Combination or redeem any Public Shares, and all Public Shares submitted for redemption will be returned to the holders thereof.

This information is only a summary and be read in conjunction with the historical financial statements of Cetus Capital and MKD Taiwan and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of Cetus Capital and MKD Taiwan is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Cetus Capital and MKD Taiwan would have been had the companies been combined during the period presented.

	Pro Forma Combined (Assuming No Redemptions & Divesture)	Pro Forma Combined (Assuming 2,626,244 shares Redemptions & Divesture)	Pro Forma Combined (Assuming 5,252,488 shares Redemptions & Divesture)
Selected Unaudited Pro Forma Condensed Combined Statement of Income – Year Ended December 31, 2022
Net revenue	$3,153,486	$3,153,486	$3,153,486
Net loss	$(1,222,738)	$(1,222,738)	$(1,222,738)
Net loss attributable to shareholders	$(1,261,930)	$(1,261,930)	$(1,261,930)
Weighted average shares outstanding – basic and diluted	22,881,248	20,255,004	17,628,760
Net income per share – basic and diluted	$(0.06)	$(0.06)	$(0.07)

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SECURITIES AND DIVIDENDS

Cetus Capital’s units (“Public Units”), common stock, warrants and rights are each quoted on the Nasdaq, under the symbols “CETUU”, “CETU”, “CETUW” and “CETUR”, respectively. Each Public Unit consists of one share of common stock (each a “Public Share”), one warrant to purchase one share of Cetus Common Stock (each a “Public Warrant”) and one right (each a “Public Right”). Each Public Warrant is exercisable for one share of Cetus Common Stock at an exercise price of $11.50 per share. Each Public Right will convert into one-sixth (1/6) of one PubCo Ordinary Share upon the consummation of the Business Combination. The Public Shares, Public Warrants and Public Rights commenced trading on Nasdaq on March 24, 2023.

Cetus Capital has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future by PubCo will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo Board. It is the present intention of the Cetus Board to retain all earnings, if any, for use in its business operations and, accordingly, the Cetus Board does not anticipate declaring any dividends in the foreseeable future.

Neither the securities of MKD Taiwan nor the securities of MKD BVI are currently listed on any stock exchanges. MKD Taiwan is applying to list the PubCo Ordinary Shares and the Public PubCo Warrants on Nasdaq in connection with the Business Combination.

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RISK FACTORS

Investing in the securities of PubCo involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “MKD Taiwan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cetus Capital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus and before making a decision to invest in PubCo’s securities. The risks associated with MKD Taiwan, Cetus Capital, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to MKD Taiwan, Cetus Capital, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of MKD Taiwan and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of MKD Taiwan and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and future prospects.

Risks Related to the Business of MKD

In addition to the other information included in this registration statement, the considerations listed below could have a material adverse effect on MKD Taiwan’s business, financial condition or results of operations, cash flows, or ability to pay dividends, future prospects, or financial performance. The risks set forth below comprise all material risks currently known to MKD Taiwan. These factors should be considered carefully, together with the information and financial data set forth in this Registration Statement.

Risks Related to the Business of MKD

A decline in automotive sales could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult to successfully achieve MKD’s business goals.

Demand for MKD’s products is directly related to automotive vehicle production and demand. Automotive sales and production can be affected by general economic or industry conditions, labor relations issues, regulatory requirements, trade agreements and other factors. Numerous factors beyond MKD’s control could lead to a decline in automotive production. Automotive industry conditions around the world have been challenging. Any further decline in automotive production levels, particularly with respect to models for which MKD is a significant supplier, could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult to achieve MKD’s business goals.

MKD’s projected development goals may not be achieved in the time frames due to unforeseen factors.

MKD’s production projections, sales volume, and cost models are only estimates. All such projections and timeline estimations may change as MKD continues in the development and scaling of its products.

Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. MKD may experience delays in the design and manufacturing of products. MKD may experience significant delays in bringing its products to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage MKD’s brand, business, financial goals, operation results, and product development and delivery.

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The automotive market is highly competitive, and MKD may not be successful in competing in this industry.

The automobile industry is highly competitive, and MKD will be competing for sales with both electric vehicle manufacturers and traditional automotive companies, including those who have announced consumer and commercial vehicles that may contain products which could be directly competitive to MKD. Many of MKD’s current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than MKD and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products than MKD.

Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and total cost of ownership, and manufacturing scale and efficiency. Increased competition may lead to lower unit sales and increased inventory, which may result in downward price pressure and adversely affect MKD’s business, prospects, financial condition, results of operations, and cash flows.

MKD is dependent on suppliers. Timely delivery of orders is needed to meet the requirements of MKD’s customers, and a shortage of materials or components can disrupt the production of MKD’s equipment.

As a manufacturer, MKD will be subject to the same vagaries as the rest of the automotive industry. There have been significant disruptions to capacity and reallocations of supply capacity during the COVID-19 pandemic. Furthermore, prior to the COVID-19 pandemic, microprocessor manufacturers were already seeing increasing demand and that demand has further increased based on labor shortages and the need for greater automation. A shortage of microprocessors or other materials or components can cause a significant disruption to MKD’s production schedule and have a substantial adverse effect on MKD’s financial condition or results of operations. Given MKD’s weaker relative bargaining power, there is a real risk that MKD will experience significant difficulties in obtaining supplies of materials for production. If this occurs, MKD may experience significant production delays and will not meet MKD’s production goals. Lack of production will have a direct impact on sales and would likely cause us to miss MKD’s earnings estimates.

Natural resource scarcity may cause delays in the development and manufacturing of MKD’s products.

Recent global political and economic tensions could contribute to natural resource scarcity. For example, Russia is a major exporter of natural resources. With the imposition of economic sanctions and import restrictions, there will be a loss of supply in global markets. Restricted supply is likely to result in upward price pressures. The automotive industry is subject to similar natural resource unpredictability in other countries. As such, MKD’s pricing and profitability models may need to be adjusted in reaction to these outside pressures.

The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for MKD’s technology or increase MKD’s operating costs.

MKD may be unable to keep up with changes in vehicle technology and, as a result, MKD’s competitiveness may suffer. Developments in technologies, such as vehicle control systems, fatigue identification systems, wireless charging, among other technologies, may materially and adversely affect MKD’s business and prospects in ways not currently anticipated. Existing and other technologies may emerge as customers’ preferred alternative to MKD’s products. Any failure by MKD to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay MKD’s development and introduction of new and enhanced technologies, which could result in the loss of competitiveness of MKD’s technologies, decreased revenue, and a loss of market share to competitors. MKD’s research and development efforts may not be sufficient to adapt to changes in vehicle technologies. MKD’s vehicle technologies may not compete effectively with others in the industry if it is not able to source and integrate the latest technology into MKD’s products. Additionally, the introduction and integration of new technologies into MKD’s products may increase MKD’s costs and capital expenditures required for the production and manufacture of technologies and, if MKD is unable to cost efficiently implement such technologies or adjust MKD’s manufacturing operations, MKD’s business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

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The discontinuation of, the loss of business with respect to or a lack of commercial success of a particular vehicle model for which MKD is a significant supplier could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult for us to continue to grow and achieve MKD’s business goals.

The discontinuation of, the loss of business with respect to or a lack of commercial success of a particular vehicle model for which MKD is a significant supplier could reduce MKD’s sales and harm MKD’s profitability, thereby making it more difficult to grow MKD’s business and achieve MKD’s business goals.

Adverse developments affecting one or more of MKD’s major suppliers could harm MKD’s profitability.

MKD obtains components and other products and services from numerous suppliers and other vendors. In certain instances, it would be difficult and expensive for MKD to change suppliers of products and services that are critical to MKD’s business. Certain of MKD’s suppliers may become financially distressed. Any significant disruption in MKD’s supplier relationships, including certain relationships with sole-source suppliers, could harm MKD’s profitability, thereby making it more difficult to grow and achieve MKD’s business goals.

A significant product liability lawsuit, warranty claim or product recall involving MKD or one of MKD’s major customers could harm MKD’s profitability.

In the event that MKD’s products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, MKD may be subject to product liability lawsuits and other claims. These customers may seek contribution or indemnification from MKD for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving MKD’s products. These types of claims could significantly harm MKD’s profitability, thereby making it more difficult to grow MKD’s business and achieve MKD’s goals.

MKD is involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on MKD’s profitability and consolidated financial position.

MKD is involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including disputes with MKD’s suppliers, intellectual property matters, personal injury claims and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse effect on MKD’s profitability and consolidated financial position.

Downturns or volatility in general economic conditions could have a material adverse effect on MKD’s business and results of operations.

In recent years, worldwide semiconductor industry sales have tracked the impact of the financial crisis, subsequent recovery and persistent economic uncertainty. Volatile and/or uncertain economic conditions, including inflation and interest rate fluctuations, can adversely impact sales and profitability and make it difficult to plan MKD’s future business activities. To the extent MKD incorrectly plans for favorable economic conditions that do not materialize or take longer to materialize than expected, MKD may face oversupply of ITS products relative to customer demand. Reduced customer spending may in the future drive MKD and MKD’s competitors, to reduce product pricing, which will result in a negative effect on gross profit. Moreover, volatility in revenue as a result of unpredictable economic conditions may alter MKD’s anticipated working capital needs and interfere with MKD’s short-term and long-term strategies. To the extent that MKD’s sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, MKD’s business and results of operations may be materially adversely affected.

Delays in initiation of production, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect MKD’s manufacturing efficiencies.

MKD’s manufacturing efficiency has been and will be an important factor in MKD’s future profitability. MKD’s manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in MKD’s efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, construction delays, or other problems in upgrading or expanding existing facilities, building new facilities, problems in bringing other new manufacturing capacity to full production or changing MKD’s process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. MKD’s operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for MKD’s products.

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MKD’s facilities are located in Taiwan and mainland China. Any disruption of operations at these facilities could have a material adverse effect on MKD’s business, financial condition and results of operations.

We are and will continue to be under continuous pressure from MKD’s customers and competitors to reduce the price of MKD’s products, which could adversely affect MKD’s growth and profit margins.

Prices for MKD’s products tend to decrease over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of purchasing MKD’s products. To remain competitive and retain MKD’s customers and gain new ones, MKD must continue to reduce costs through product and manufacturing improvements. It must also strive to minimize customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. MKD’s growth and the profit margins of MKD’s products will suffer if it cannot effectively continue to reduce costs and keep MKD’s product prices competitive.

New technologies could result in the development of new products by MKD’s competitors and a decrease in demand for MKD’s products, and MKD may not be able to develop new products to satisfy changes in demand, which could result in a decrease in net sales and loss of market share.

MKD’s product range and new product development program is focused on vehicle electronics and camper products. MKD’s failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the vehicle and camper markets, could materially delay development of new products, which could result in a decrease in MKD’s net sales and a loss of market share to MKD’s competitors. The automotive industry is characterized by rapidly changing technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies. MKD’s financial performance depends on MKD’s ability to design, develop, manufacture, assemble, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. MKD may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.

Products or technologies developed by other companies may render MKD’s products or technologies obsolete or noncompetitive and, since MKD creates products primarily for the vehicle electronics and camper products industries, this may have a greater effect on MKD than it would if it were a broader manufacturer with a wider range of product types and technologies. Many of MKD’s competitors are larger and more established international companies with greater engineering and research and development resources than MKD. MKD’s failure to identify or capitalize on any fundamental shifts in technologies in MKD’s product markets, relative to MKD’s competitors, could harm MKD’s business, have a material adverse effect on MKD’s competitive position within MKD’s industry and harm MKD’s relationships with MKD’s customers. In addition, to remain competitive, MKD must continue to innovate, improve manufacturing yields and expand MKD’s sales. MKD may not be able to accomplish these goals, which could harm MKD’s business.

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MKD may be subject to claims of infringement of third-party intellectual property rights or demands that MKD license third-party technology, which could result in significant expense and reduction in MKD’s intellectual property rights.

The industries MKD serves are characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties may assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to MKD’s business and have demanded, and may in the future demand, that MKD license its patents and technology. Any litigation to determine the validity of allegations that MKD’s products infringe or may infringe these rights, including claims arising through MKD’s contractual indemnification of MKD’s customers, or claims challenging the validity of MKD’s patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of MKD’s management and technical personnel. MKD may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling, MKD could be required to:

●	pay substantial damages for past, present and future use of the infringing technology;

●	cease the manufacture, use or sale of infringing products;

●	discontinue the use of infringing technology;

●	expend significant resources to develop non-infringing technology;

●	pay substantial damages to MKD’s customers or end-users to discontinue use or replace infringing technology with noninfringing technology;

●	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

●	relinquish intellectual property rights associated with one or more of MKD’s patent claims, if such claims are held invalid or otherwise unenforceable.

MKD may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate its business successfully.

MKD’s future success depends, in part, upon MKD’s ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. MKD may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If MKD is unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, MKD’s business, financial condition and results of operations could be materially and adversely affected.

MKD’s business may be adversely affected by obsolete inventories as a result of changes in demand for MKD’s products and change in life cycles of MKD’s products.

The life cycles of some of MKD’s products depend heavily upon the life cycles of the end products into which devices are designed. These types of end-market products with short life cycles require MKD to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. MKD may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for MKD’s products or the estimated life cycles of the end products into which MKD’s products are designed. In addition, some customers restrict how far back the date of manufacture for MKD’s products can be, and therefore some of MKD’s products inventory may become obsolete, and thus, adversely affect MKD’s results of operations.

MKD is subject to foreign currency risk as a result of its operations.

MKD face exposure to adverse movements in foreign currency exchange rates, primarily to the New Taiwan Dollar and the Renminbi. MKD’s foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon MKD’s financial results. MKD does not usually employ hedging techniques designed to mitigate foreign currency exposures and, therefore, it could experience currency losses as these currencies fluctuate against other currencies.

Disruptions in the supply of raw materials and other supplies that MKD and MKD’s customers use in MKD’s products may adversely affect MKD’s profitability.

MKD and MKD’s customers use a broad range of materials and supplies. A significant disruption in the supply of these materials for any reason could decrease MKD’s production and shipping levels, which could materially increase MKD’s operating costs and materially decrease MKD’s profit margins.

MKD and other component manufacturers in the automotive industry may ship products to customers’ vehicle assembly plants so they are delivered on a “just-in-time” basis in order to maintain low inventory levels. However, this “just-in-time” method makes the logistics supply chain in MKD’s industry very complex and very vulnerable to disruptions.

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Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of MKD’s or MKD’s suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns or failures, electrical outages, fires, explosions or political upheaval, as well as logistical complications due to weather, global climate change, volcanic eruptions, or other natural disasters, delayed customs processing, the spread of an infectious disease, virus or other widespread illness and more. The lack of any single subcomponent necessary to manufacture one of MKD’s products could force us to cease production, potentially for a prolonged period. Similarly, a potential quality issue could force MKD to halt deliveries. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach MKD’s customer. MKD’s customers may halt or delay their production for the same reason if one of their other suppliers fails to deliver necessary components. This may cause MKD’s customers, in turn to suspend their orders, or instruct MKD to suspend delivery, of MKD’s products, which may adversely affect MKD’s financial performance.

Additionally, if MKD is the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant and may include consequential losses such as lost profits. Any supply-chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of MKD’s customers, and any such shutdown that is due to causes that are within MKD’s control could expose us to material claims of compensation. Where a customer halts production because of another supplier failing to deliver on time, it is unlikely MKD will be fully compensated, if at all.

Due to various factors that are beyond MKD’s control, there are currently global supply chain disruptions, including a worldwide semiconductor supply shortage. The semiconductor supply shortage, due in part to increased demand across multiple industries, is impacting production in automotive and other industries. However, there has been limited impact of such worldwide shortages on MKD’s operations, because MKD’s products incorporate components for which there are two or more substitutes, and multiple product lines have interchangeable components, and hence such disruptions have had minimal impact on MKD.

MKD’s business is impacted by general economic conditions in its markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect its business, financial condition and results of operations.

MKD depends on consumer discretionary spending and, accordingly, MKD may be adversely affected if customers reduce, delay or forego their purchases of the Company’s direct or indirect products as a result of, including but not limited to, job loss, bankruptcy, higher consumer debt and interest rates, reduced access to credit, higher energy and fuel costs, relative or perceived cost, availability and comfort of camper vans use versus other modes of travel, such as air travel and rail (including as a result of consumer tastes in response to climate change), falling home prices, lower consumer confidence, uncertain or changes or uncertainty in tax policies, uncertainty due to national or international security or health concerns, volatility in the stock market, or epidemics.

Decreases in the number of customers, average spend per customer, or retention and renewal rates for the Company’s products would negatively affect the Company’s financial performance. A prolonged period of depressed consumer spending could have a material adverse effect on MKD’s business. In addition, adverse economic conditions may result in an increase in the MKD’s operating expenses due to, among other things, higher costs of labor, energy, equipment and facilities. Any of the foregoing factors could have a material adverse effect on the MKD’s business, financial condition and results of operations.

The nature of MKD’s business which is tied to demand for camper vans could result in operating losses during downturns.

The RV and camper van industry is cyclical and is influenced by many national and regional economic and demographic factors, including: (a) the terms and availability of financing for retailers and consumers; (b) overall consumer confidence and the level of discretionary consumer spending; (c) population and employment trends; and (d) income levels and general economic conditions, such as inflation, including as a result of tariffs, deflation, increasing interest rates and recessions. As a result of these factors, MKD’s sales and results of operations may fluctuate in the future.

Failure to protect personal or confidential information against cybersecurity breaches could subject MKD to significant reputational, financial and legal consequences and substantially harm its business and results of operations.

Ensuring the safeguarding of customer, employee, supplier, working partners, and other personal data is important for MKD’s business. A substantial breach in any of these areas could draw significant media attention, harm relationships with consumers, tarnish MKD’s reputation, and result in financial losses, fines, or legal actions. Non-compliance with relevant cybersecurity and personal data and privacy laws and regulations may expose us to civil or regulatory liabilities and challenges, potentially leading to significant legal, financial, and operational consequences.

Although MKD is not a retail consumer-facing business, certain aspects of MKD’s operations rely on the secure transmission of confidential information over networks. Despite deploying a layered approach to address information security threats, a compromise in MKD’s data security systems or those of MKD’s business partners could result in unauthorized access, damage, or misuse of confidential information. Such incidents could damage MKD’s reputation and subject MKD to regulatory actions and consumer claims, adversely affecting MKD’s business, financial position, and operational results. Addressing a security breach may also necessitate substantial additional resources related to information system security, causing disruptions to MKD’s business.

MKD has adopted security policies and measures largely in line with industry norms to protect proprietary data and consumer information, and MKD’s senior management oversees the strategic processes in place to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain/suppliers/service providers. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that it uses to protect confidential information. MKD’s security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, MKD may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to reputation, and potentially have an adverse effect on MKD’s business.

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Risks Related to Doing Business in China

The PRC government has oversight over business operations conducted in China, and may influence MKD’s operations, which could result in a material adverse change in MKD’s operations and the value of MKD’s securities.

The PRC government has oversight over business operations conducted in China, and the PRC government may influence MKD’s operations, which could result in a material adverse change in MKD’s operation and the value of the securities. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. For example, on November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the overseas listing of data processors which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

Given the nature of MKD’s business, wherein its customers are largely comprised of automobile manufacturers, MKD does not have access to large volumes of personal data of individuals. As advised by MKD’s PRC legal counsel, Jingtian & Gongcheng, MKD believes it will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) became effective on February 15, 2022, considering that (i) it currently do not have personal information of more than one million people and does not anticipate that it will be collecting over one million people’s personal information in the foreseeable future, (ii) it has not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) it has not received any notification of cybersecurity review from relevant governmental authorities due to any impact or potential impact on national security.

As the 2022 Cybersecurity Review Measures and the Opinions are recently promulgated, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. As a result, we may be required to obtain regulatory approvals from and complete additional procedures with the CAC or other PRC governmental authorities for the transaction. In addition, if the CAC or other regulatory agencies subsequently promulgate new rules or regulations that require us to obtain additional approvals or complete additional procedures for the transaction, or for MKD’s listing or offering overseas, such approvals may not be obtained and such procedures may not be completed in a timely manner or at all. Any such circumstance may limit MKD’s ability to offer or continue to offer securities. In addition, implementation of industry-wide regulations directly targeting MKD’s operations could cause the value of the securities to significantly decline. Therefore, investors of the securities face potential uncertainty from actions taken by the PRC government affecting MKD’s business.

Changes in China’s economic, political or social conditions, or policies could materially and adversely affect MKD’s business and operations.

A large portion of MKD’s assets and operations are located in China. Accordingly, MKD’s business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could lead to reduction in demand for MKD’s services and products and adversely affect MKD’s competitive position, and could adversely affect MKD’s business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

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MKD is subject to PRC Laws and regulations which may change in the future. Any non-compliance therewith could adversely affect our business, financial condition, results of operations, cash flows and prospects.

MKD conducts a major part of its business through a manufacturing facility and sales in China. Operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The PRC laws, rules and regulations may evolve in the future, and any non-compliance with any existing or new laws and regulations could adversely affect our business, financial condition, results of operations, cash flows and prospects.

From time to time, MKD may have to resort to administrative and court proceedings to enforce MKD’s legal rights. Since PRC administrative and court authorities have some discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may impede MKD’s ability to enforce the contracts we have entered into and could materially and adversely affect MKD’s business and results of operations.

The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government has significant oversight over the conduct of MKD’s business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas, including listings on a U.S. stock exchange and/or foreign investment in China-based issuers. Any such action could result in a material change in MKD’s operations and/or the value of PubCo’s or MKD’s securities and may limit PubCo’s or MKD’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

PubCo’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely MKD’s auditor.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that PubCo has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit PubCo’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and the auditor that issued the audit reports included in the financial statements for the fiscal year ended December 31, 2021 was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and PubCo uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on PubCo’s financial statements filed with the SEC, PubCo would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, PubCo’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if PubCo is identified as a Commission-Identified Issuer for two consecutive years in the future. If PubCo’s shares are prohibited from trading in the United States, there is no certainty that PubCo will be able to list on a non-U.S. exchange or that a market for PubCo’s shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase PubCo’s securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of PubCo’s securities. Also, such a prohibition would significantly affect PubCo’s ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on PubCo’s business, financial condition, and prospects.

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MKD may be required to obtain additional licenses in relation to MKD’s ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to MKD’s past operations.

MKD conducts its business in China through sales and MKD’s manufacturing facility, which requires MKD to obtain, and maintain, a business license. As advised by Jingtian & Gongcheng, MKD has obtained all requisite licenses, permits and approvals from relevant authorities in the PRC that are material to its operations.

Considering the evolvement of PRC laws, regulations, and rules, MKD may be subject to additional licensing requirements, and MKD’s conclusion on the status of its licensing compliance may prove to be mistaken. If (i) MKD does not receive or maintain any permission or approval required, (ii) MKD inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and MKD becomes subject to the requirement of additional permissions or approvals in the future, MKD may have to expend significant time and costs to procure them. If MKD is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, MKD may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and MKD’s ability to conduct its business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and MKD’s business, reputation, financial condition, and results of operations may be materially and adversely affected.

MKD may be required to complete filing procedures with the China Securities Regulatory Commission (“CSRC”) in connection with this Business Combination. In addition, the approval of and filing with the CSRC or other PRC government authorities may be required in connection with the transaction under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

A significant portion of MKD’s operations are based in China. MKD will be subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. The Chinese government’s exertion of more control over overseas listing of, offerings conducted overseas by and/or foreign investment in China-based companies may affect the merger and result in a material change in MKD’s operations, limit PubCo’s abilities to offer or continue to offer securities to foreign investors.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. Therefore, MKD may be required to complete filing procedures with the CSRC in connection with this Business Combination and may be subject to the filing requirements under the Overseas Listing Measures for PubCo’s future offering and listing of PubCo’s securities in an overseas market. MKD has submitted the required filing with the CSRC on September 21, 2023.

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On December 27, 2021, the NDRC and the Ministry of Commerce (the “MOFCOM”), jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on MKD. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. These regulatory authorities may impose fines and penalties on MKD’s operations in China, limit MKD’s abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of MKD’s offshore funds into China or take other actions that could materially and adversely affect MKD’s business, financial condition, results of operations, and prospects, as well as the trading price of PubCo’s securities. The CSRC and other PRC regulatory authorities may also order MKD, or make it advisable for MKD, to unwind or reverse the transactions. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that MKD obtain additional approvals or complete additional filing or other regulatory procedures for MKD’s prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect MKD’s business, prospects, financial condition, reputation, and the trading price of PubCo’s listed securities.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of MKD’s PRC “resident enterprise” status, MKD’s global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect MKD’s results of operations.

Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by STA on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by STA on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, STA issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future. Although MKD does not believe that MKD’s legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on MKD’s global income as well as PRC enterprise income tax reporting obligations. If MKD is considered a PRC resident enterprise and earn income other than dividends from MKD’s PRC subsidiaries, a 25% enterprise income tax on MKD’s global income could significantly increase MKD’s tax burden and materially and adversely affect MKD’s cash flow and profitability.

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Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject MKD to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to these plans based on the salaries, including bonuses and allowances, of the relevant employees subject to any maximum amount of contribution specified by local authorities. If MKD does not make adequate employee benefit payments, it may be required to make up for the contributions due and to pay late fees and fines.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on China laws.

PubCo is a company incorporated under the laws of the BVI, but MKD generates substantially all of its revenues from Mainland China and Taiwan and substantially all of its assets are located in Mainland China and Taiwan. In addition, Ms. Min-Jie Cui and [ ] reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Mainland PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Unless certain required conditions are fulfilled, claimants may face difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on China laws.

It may be difficult for overseas regulators to conduct investigation or collect evidence.

The difficulty of cross-border supervision and administration is a problem in many countries, as well as in China. For example, in China, there may be legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although PRC government authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the relevant PRC plan participants or us to fines and other legal and administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. PubCo and MKD’s directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations. Failure to complete the SAFE registrations may result in fines and legal sanctions and may also limit MKD’s ability to contribute additional capital into MKD’s subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to PubCo. PubCo also face regulatory uncertainties that could restrict MKD’s ability to adopt additional incentive plans for MKD’s directors and employees under PRC law.

If MKD fails to obtain and maintain the requisite licenses and approvals required under the regulatory environment applicable to MKD’s businesses in the PRC, or if MKD is required to take actions that are time-consuming or costly, MKD’s business, financial condition and results of operations may be materially and adversely affected.

MKD’s business operations in the PRC are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide MKD’s current services.

MKD’s current business activities are subject to the PRC laws and regulations which may change in the future. While it is believed that MKD’s PRC operations have obtained and maintained all applicable licenses and approvals from the applicable regulatory authorities to provide the current services, it cannot be assured you that MKD will not be found in violation of any law and regulations currently in effect, due to the relevant authorities’ implementation or interpretation of these laws and regulations, or any future laws and regulations. If MKD fails to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, MKD may be subject to various penalties, such as the imposition of fines and the discontinuation or restriction of MKD’s operations, as well as proceedings and actions. Any such penalties, proceedings or actions may disrupt MKD’s business operations and materially and adversely affect MKD’s reputation, business, financial condition and results of operations.

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Risks Related to Doing Business in Taiwan

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect MKD’s daily operations.

In accordance with the relevant Taiwan laws and regulations, MKD is required to maintain various approvals, licenses, permits and filings to operate its business. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If MKD is unable to obtain any of such licenses and permits or extend or renew any of their current licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain or renew these licenses, permits and approvals, its daily operations could be materially and adversely affected.

Cross-Straits relationship imposes macroeconomic risks which could negatively affect MKD’s business.

MKD maintains a manufacturing facility, office and conducts a portion of its sales in Taiwan, and a substantial portion of its revenues is derived from operations in Taiwan. MKD’s business, financial condition and results of operations may be affected by potential economical and/or military issues in Taiwan.

Taiwan has a unique international political status due to historical reasons. Although significant economic and cultural relations have been established during recent years between Taiwan and the People’s Republic of China (“PRC”), the PRC government has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. For example, the PRC government adopted an anti-secession law relating to Taiwan. Sanctions against Taiwan entities or persons, and military blockage or actions from the PRC, may significantly harm Taiwan’s economy. Cross-Straits relations between Taiwan and the PRC have been strained in recent years for a variety of reasons, including tensions concerning arms sales to Taiwan by the United States government and visits to Taiwan by United States government officials. The financial markets have viewed certain past developments in relations between Taiwan and the PRC as occasions to depress general market prices of the securities of Taiwan companies. Any tension between Taiwan and the PRC, or between the United States and the PRC, could materially and adversely affect MKD’s business, financial condition and results of operations.

MKD is subject to restrictions on paying dividends or making other payments, which may restrict PubCo’s ability to satisfy the liquidity requirements.

As a company incorporated under the laws of the BVI structured as a holding company, PubCo may need dividends and other distributions on equity from its Taiwan subsidiaries following the Business Combination to satisfy its liquidity requirements. Current Taiwan regulations permit Taiwan companies to pay dividends to its shareholders only out of accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of accumulated profits each year as a statutory reserve. These reserves are not distributable as cash dividends. Once the statutory reserve has reached the total amount of the capital, MKD Taiwan is not required to continue setting aside any amounts for the purpose of statutory reserve. Furthermore, if MKD Taiwan incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability to pay dividends or make other payments to PubCo. Any limitation on the ability of MKD Taiwan to distribute dividends or to make payments to PubCo may restrict PubCo’s ability to satisfy its liquidity requirements. In addition, the dividend payments by MKD Taiwan to PubCo shall be subject to a withholding tax of 21%.

MKD’s Taiwan entity is subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of the Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Further, for a remittance by a company as follows, relevant testimonials shall be submitted and such remittance shall be subject to the approval of the Central Bank of Taiwan: (i) a single remittance of an amount over US$1 million; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$50 million. Nevertheless, the Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by MKD’s Taiwan subsidiaries and branches to us involves the currency conversion from New Taiwan Dollar to United States Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by a Taiwan authority.

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We may be required to obtain approvals from Taiwan authority for investment in MKD’s Taiwan subsidiary if the shareholding of MKD at the time of or after the Proposed Transaction reaches the threshold for such approval.

Under current Taiwan laws, regulations and policy, the shareholder of MKD Taiwan will be required to obtain approval from the Investment Commission, Ministry of Economic Affairs of Taiwan for its investment in its Taiwanese subsidiary if more than 30% of its capital is directly or indirectly owned by, or beneficially owned by any PRC person or it is under control by any PRC person. Failure to obtain such approval, if needed, may subject us to a Taiwan authority’s monetary penalty of from NTD120,000 to NTD25,000,000 and be ordered to rectify within a specific timeline; if such approval is not applied for, the Taiwan authority may order investment withdrawal and operations in Taiwan to be suspended.

MKD’s Taiwan subsidiary bears product liabilities for damages caused by MKD’s products under Taiwan regulations on consumer protection.

Currently, a portion of MKD’s products are manufactured and sold in Taiwan. Pursuant to the Taiwan Consumer Protection Act, enterprises engaging in the design, manufacture of goods or provision of services shall ensure such goods or services, when entering into the market, comply with the contemporary technological or professional standards with reasonably expected safety requirements. In the event of any violation of the aforesaid regulation, the enterprises shall be liable for the damage caused to the consumers or third parties. If MKD’s products fail to comply with the contemporary technological or professional standards with reasonably expected safety requirements applicable in Taiwan, MKD will be liable for the damages caused by such products. If MKD incurs significant liabilities in connection with product liabilities, its business and results of operations may be adversely affected.

MKD Taiwan’s insurance coverage may not adequately protect MKD Taiwan and its subsidiary against certain operating and other hazards which may have an adverse effect on their business.

MKD Taiwan believes that the coverage from insurance policies for operation facilities is in line with industry norms. However, there can be no assurance that any claim under the insurance policies maintained will be timely honored in full or at all. To the extent that MKD Taiwan suffers loss or damages that is not covered by insurance or exceeds insurance coverage, MKD Taiwan’s business, results of operations and financial condition may be affected. There can also be no assurance that insurance will continue to be available to provide reasonable, or any, coverage on reasonable commercial terms.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against MKD’s group entities or management in Taiwan.

PubCo is a company incorporated under the laws of the BVI, but MKD generates substantially all of its revenues from Taiwan and Mainland China and substantially all assets are located in Taiwan and Mainland China. In addition, Mr. Ming-Chia Huang, Mr. Ming-Chao Huang, Mr. Chih-Hsiang Tang, Mr. Chung-Yi Sun, Mr. Jung-Te Chang and [ ] ordinarily reside within Taiwan (Ms. Min-Jie Cui and [ ] ordinarily reside within Mainland China). As a result, it may be difficult for you to effect service of process upon us or those persons inside Taiwan. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against MKD and its officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S.

Taiwan courts will recognize a final judgment (for which the period for appeal has expired or from which no appeal can be taken) obtained against MKD, its officers or directors in any court other than Taiwan courts without further review of the merits of such judgment, if it is satisfied that: (a) the court rendering the judgment had jurisdiction over the subject matter according to the laws of Taiwan; (b) the judgment or the court proceedings resulting in the judgment was not contrary to the public order or good morals of Taiwan; (c) if the judgment was rendered by default by the court rendering the judgment, (i) MKD or its officers, directors or such persons was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or (ii) process was served on MKD or its officers, directors or such persons with judicial assistance of Taiwan; and (d) judgments of Taiwan courts would be recognised and enforceable in the jurisdiction of the court rendering such judgment on a reciprocal basis. Hence, in certain cases, claimants may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against MKD’s group entities or management.

Risks Related to PubCo

Currently, there is no public market for the PubCo Ordinary Shares. Cetus Capital stockholders cannot be sure that an active trading market will develop for, or of the market price of, the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on Nasdaq.

As part of the Business Combination, each share of Cetus Common Stock will be converted into the right to receive one PubCo Ordinary Share. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. MKD Taiwan and PubCo have agreed to cause the PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on Nasdaq does not ensure that a market for the PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Ordinary Shares following the Closing and the PubCo Ordinary Shares may trade at a price less than the current market price of the Cetus Common Stock.

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Even if PubCo is successful in developing a public market for the PubCo Ordinary Shares, there may not be enough liquidity in such market to enable shareholders to sell their shares. If a public market for the PubCo Ordinary Shares does not develop, investors may not be able to re-sell their shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Ordinary Shares following Closing of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Ordinary Shares will depend on a number of factors, including the development of a market following, including by analysts and other investment professionals, the business, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, and legal proceedings and developments. These and other factors may impair the development of a liquid market and the ability of investors to sell PubCo Ordinary Shares at an attractive price. These factors also could cause the market price and demand for the PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of the PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in PubCo’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	changes in the market valuations of other companies in the same industry;

●	announcements by PubCo or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of the PubCo Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in financial estimates by research analysts;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the PubCo Ordinary Shares.

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The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, MKD BVI’s shareholders will exchange the ordinary shares of MKD BVI held by them, and Cetus Capital’s stockholders will exchange the shares of Cetus Common Stock held by them, for PubCo Ordinary Shares upon the consummation of the Business Combination, and certain shareholders of MKD BVI and of Cetus Capital will agree, subject to certain exceptions, not to sell any PubCo Ordinary Shares for 180 days after the Closing without the prior written consent of PubCo. There will be [●] outstanding and issued PubCo Ordinary Shares immediately after the Business Combination assuming no redemption of Public Shares. Market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have a material impact on the market price of PubCo Ordinary Shares.

PubCo will issue ordinary shares as consideration for the Business Combination, and PubCo may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares, which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances.

PubCo’s issuance of additional ordinary shares or other convertible equity or debt securities of equal or senior rank would have the following effects: (1) the proportionate ownership interest of PubCo’s existing shareholders may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. PubCo may be the target of this type of litigation and investigations. Securities litigation against PubCo could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm the business of PubCo and/or MKD Technologies.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo files annual and current reports with respect to PubCo’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that PubCo maintain effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. It is expected that these laws and regulations will increase PubCo’s legal and financial compliance costs and will render some activities more time-consuming and costly, although these costs cannot currently be estimated with any degree of certainty.

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Many members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, it is expected that these rules and regulations will make it more difficult and more expensive to obtain director and officer liability insurance for PubCo, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo Board, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, PubCo’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, PubCo’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in PubCo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on PubCo’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the near future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of PubCo’s available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the near future.

The PubCo Board will have complete discretion as to whether to distribute dividends. Even if the PubCo Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about PubCo, the price and trading volume of PubCo’s securities could decline significantly.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for the PubCo Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for the PubCo Ordinary Shares could decrease, which might cause the share price and trading volume of the PubCo Ordinary Shares to decline.

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PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

It is expected that PubCo will qualify as a foreign private issuer under the Exchange Act upon the consummation of the Business Combination. As a foreign private issuer, PubCo will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo will publish PubCo’s results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about PubCo than you would receive about a U.S. domestic public company.

PubCo could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (2) more than 50% of PubCo’s assets are located in the United States; or (3) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As a BVI business company, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is a BVI business company. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the BVI, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

If PubCo relies on any of these exemptions, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market. PubCo may also follow the home country practice for certain other corporate governance practices after the closing of the Business Combination which may differ from the requirements of The Nasdaq Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded fewer protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is a business company incorporated under the laws of the BVI, PubCo conducts substantially all of its operations and a majority of its directors and executive officers (or candidates) reside outside of the United States.

PubCo is a business company incorporated under the law of the BVI. PubCo conducts substantially all of its operations and a majority of its directors and executive officers (or candidates) reside, outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Likewise, it may also be difficult for an investor to enforce in United States courts judgments obtained against these persons in courts located in jurisdictions outside the United States.

PubCo’s corporate affairs are governed by PubCo’s memorandum and articles of association, the Companies Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of PubCo’s directors to PubCo under BVI law are to a large extent governed by the Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of PubCo’s shareholders and the fiduciary responsibilities of PubCo’s directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI.

Shareholders of BVI business companies such as PubCo have limited rights under BVI law to inspect corporate documents and records. A shareholder is entitled upon written notice to inspect, and to make copies of or take extract of, the following: (i) the memorandum and articles of association; (ii) the register of members (i.e., the share register); (iii) the register of directors; and (iv) minutes of shareholder meetings and resolutions of shareholders and any class meetings for classes of shares held by that shareholder. PubCo’s directors have a discretion under BVI law, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of a document, referred to in (ii) - (iv) above, to refuse to permit a shareholder to inspect the document or limit the inspection of the document, including limiting making copies o taking extracts from the records. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

BVI companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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Because PubCo is incorporated under the laws of the BVI, it may be more difficult for its shareholders to enforce judgments against PubCo than it would if they were shareholders of a company incorporated in another jurisdiction.

There is no statutory recognition in the BVI of judgments obtained in the United States, although any final and conclusive monetary judgment for a definite sum obtained against PubCo in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and PubCo either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of PubCo;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	no new admissible evidence relevant to the action was submitted prior to the rendering of the judgment by the BVI courts;

●	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

There is therefore uncertainty with regard to BVI law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the BVI as penal or punitive in nature. If such a determination is made, the courts of the BVI are also unlikely to recognize or enforce the judgment against a BVI company. Because the courts of the BVI have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the BVI.

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If PubCo elects not to opt out of such extended transition period, which means that when a standard is issued or revised and PubCo has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

PubCo’s warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of its warrants.

PubCo’s warrant agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) PubCo irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. PubCo will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. There is uncertainty as to whether a court would enforce this exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of PubCo’s warrants shall be deemed to have notice of and to have consented to the forum provisions in PubCo’s warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of PubCo’s warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with PubCo, which may discourage such lawsuits. Alternatively, if a court were to find this provision of PubCo’s warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, PubCo may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect PubCo’s business, financial condition and results of operations and result in a diversion of the time and resources of PubCo’s management and board of directors.

PubCo may be treated as a passive foreign investment company.

There is a risk that PubCo may be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the value, determined on the basis of a quarterly average, of its gross assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. This determination is highly factual, and will depend upon, among other things, PubCo’s market valuation and future financial performance. Because PFIC status is determined based on the composition of PubCo’s income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that PubCo will not be a PFIC for the current taxable year or any future taxable year. Accordingly, PubCo is unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2023, the “start-up exception” may not be available. Furthermore, if a U.S. Holder holds PubCo Ordinary Shares and PubCo is a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, PubCo will continue to be treated as a PFIC with respect to such U.S. Holder, even if PubCo ceases to be a PFIC in future taxable years.

If PubCo were to be classified as a PFIC for any future taxable year, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) will generally be subject to additional taxes and interest charges on the gain from a sale of PubCo Ordinary Shares, and upon receipt of an “excess distribution” with respect to the PubCo Ordinary Shares. In general, a U.S. Holder would receive an “excess distribution” if the amount of any distribution for U.S. federal income tax purposes in respect of the PubCo Ordinary Shares were more than 125 percent of the average distributions made with respect to such shares within the three preceding taxable years (or shorter period if such U.S. Holder held the shares for a shorter period). A U.S. Holder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election or a “mark-to-market” election. However, there is no assurance that PubCo would provide information that would enable a U.S. Holder to make a qualified electing fund election. U.S. owners of PubCo Ordinary Shares should consult their own U.S. tax advisors regarding the potential application of the PFIC rules. See the section entitled “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company” below.

PubCo may be treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under BVI law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If PubCo were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation.

In addition, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

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If these rules apply to the Business Combination, PubCo and certain of PubCo’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by PubCo include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

PubCo is not currently intended to be subject to these rules under Section 7874 of the Code after the Business Combination. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether PubCo is subject to the above rules or that such a challenge would not be sustained by a court.

PubCo is not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

PubCo is not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and PubCo is not required to observe any restrictions in respect of its conduct save as disclosed in this proxy statement/prospectus or its memorandum and articles of association.

Risks Related to Cetus Capital and the Business Combination

Cetus Capital will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination prior to the expiration of the Business Combination Period. In the event of a liquidation, Cetus Capital’s public stockholders are expected to receive approximately $[●] per share, based on the amount in the Trust Account as of [●], 2023.

If Cetus Capital is unable to consummate the Business Combination or an initial business combination prior to the expiration of the Business Combination Period and is forced to liquidate, the per share liquidation distribution is expected to be approximately $[●], based on the amount in the Trust Account as of [●], 2023.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

Cetus Capital can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of Cetus Capital might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

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You must tender your shares of Cetus Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to CST or to deliver your shares of Cetus Common Stock to CST electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once a Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the Business Combination.

If third parties bring claims against Cetus Capital, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by the Cetus Capital’s stockholders may be less than $10.175.

Cetus Capital’s deposit of funds in the Trust Account may not protect those funds from third-party claims against Cetus Capital. Although Cetus Capital has received from many of the vendors and service providers (other than its independent registered public accounting firm) with which it does business and prospective target business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Public Stockholders. If Cetus Capital liquidates the Trust Account before the consummation of a Business Combination and distributes the proceeds held therein to its Public Stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Cetus Capital for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute such a waiver. However, Cetus Capital cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per share distribution from the Trust Account for the Public Stockholders may be less than $10.175 due to such claims.

Additionally, if Cetus Capital is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Cetus Capital’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the Public Stockholders. To the extent any bankruptcy claims deplete the Trust Account, Cetus Capital may not be able to return $10.175 to the Public Stockholders.

Any distributions received by the Cetus Capital stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Cetus Capital was unable to pay its debts as they became due in the ordinary course of business.

The Existing Charter provides that Cetus Capital will continue in existence only until the expiration of the Business Combination Period. If Cetus Capital is unable to consummate the Business Combination or an initial business combination within the required time period, upon notice from Cetus Capital, the trustee of the Trust Account will distribute the amount in the Trust Account to the Public Stockholders. Concurrently, Cetus Capital shall pay, or reserve for payment, from funds not held in the Trust Account, its liabilities and obligations, although Cetus Capital cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor has contractually agreed that, if Cetus Capital liquidates prior to the consummation of the Business Combination or an initial business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Cetus Capital for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute a waiver in or to any monies held in the Trust Account. However, Cetus Capital may not properly assess all claims that may be potentially brought against it. As such, the Public Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the Public Stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from the Public Stockholders amounts owed to them by Cetus Capital.

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If, after Cetus Capital distributes the proceeds in the Trust Account to the Public Stockholders, Cetus Capital files a bankruptcy petition or an involuntary bankruptcy petition is filed against Cetus Capital that is not dismissed, any distributions received by the Public stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Public Stockholders. In addition, the Cetus Board may be viewed as having breached its fiduciary duty to Cetus Capital’s creditors and/or having acted in bad faith, thereby exposing itself and Cetus Capital to claims of punitive damages, by paying the Public Stockholders from the Trust Account prior to addressing the claims of creditors.

If Cetus Capital’s due diligence investigation of MKD Technologies was inadequate, then the Cetus Capital stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Cetus Capital conducted a due diligence investigation of MKD Technologies, it cannot be sure that this due diligence uncovered all material issues that may be present inside the company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of MKD Technologies and its business and outside of its control will not later arise.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s shareholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, the Combined Company’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the PubCo Ordinary Shares, the Cetus Capital stockholders must rely on the information included in this proxy statement/prospectus. Although Cetus Capital performed a due diligence review and investigation of MKD Technologies in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo Ordinary Shares could have an adverse effect on the Combined Company’s ability to develop a liquid market for the PubCo Ordinary Shares. See “— Risks Related to the PubCo Ordinary Shares — If securities or industry analysts do not publish research or reports about the Combined Company, or publish negative reports, the Combined Company’s stock price and trading volume could decline.”

The Sponsor and EF Hutton have agreed to vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how the Public Stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the company’s public stockholders in connection with an initial business combination, the Sponsor and EF Hutton have agreed to vote any shares of Cetus Common Stock owned by them in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Sponsor and EF Hutton own 23.7% of the issued and outstanding shares of Cetus Common Stock. The Sponsor and EF Hutton have agreed to vote any shares of Cetus Common Stock owned by them in favor of the Business Combination Proposal and, accordingly, Cetus Capital would only need 101,095 Public Shares to be voted in favor of the Business Combination Proposal in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Business Combination Proposal and the other Proposals than would be the case if the Sponsor and EF Hutton agreed to vote any shares of Cetus Common Stock owned by them in accordance with the majority of the votes cast by Cetus Capital’s Public Stockholders.

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Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Cetus Capital’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Cetus Capital, whether or not resolved in Cetus Capital’s favor, could result in substantial costs and divert Cetus Capital’s management’s attention from other business concerns, which could adversely affect Cetus Capital’s business, financial condition and results of operations and the ultimate value the Cetus Capital stockholders receive as a result of the consummation of the Business Combination.

Cetus Capital may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

The Sponsor is controlled by a non-U.S. person. As a result, if Cetus Capital conducts its business combination with a U.S. business, such business combination might be subject to review by U.S. foreign investment regulations and review by a U.S. government entity such as CFIUS, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If Cetus Capital’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, Cetus Capital may determine that it is required to make a mandatory filing or that it will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. U.S. regulators of foreign investment such as CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order Cetus Capital to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, or ultimately prohibit the initial business combination, which may limit the attractiveness of or prevent Cetus Capital from pursuing certain initial business combination opportunities that Cetus Capital believes would otherwise be beneficial to Cetus Capital and its stockholders.

As a result, the pool of potential targets with which Cetus Capital could complete an initial business combination may be limited and Cetus Capital may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and Cetus Capital has limited time to complete its initial business combination. If Cetus Capital cannot complete its initial business combination prior to the expiration of the Business Combination Period because the review process drags on beyond such timeframe or because Cetus Capital’s initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, Cetus Capital may be required to liquidate. If Cetus Capital liquidates, Cetus Capital’s public stockholders may only receive $[●] per share, and its rights and warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Sponsor, which owns shares of Cetus Common Stock and Private Units, will not participate in liquidation distributions and, therefore, may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the record date, the Sponsor owned an aggregate of 1,437,500 shares of Cetus Common Stock and 286,875 Private Units. The Sponsor has waived its right to redeem these shares of Cetus Common Stock, or to receive distributions with respect to these shares of Cetus Common Stock upon the liquidation of the Trust Account, if Cetus Capital is unable to consummate an initial business combination within the required time period. This arrangement was part of the agreements made by the Sponsor in connection with the IPO. No consideration was paid by any person in exchange for the Sponsor’s agreement to waive such right. Based on a market price of $[●] per share of Cetus Common Stock and $[●] per Cetus Unit on [●], 2023, the value of these securities was approximately $[●] million. The shares of Cetus Common Stock and Private Units acquired prior to or concurrently with the consummation of the IPO will be worthless if Cetus Capital does not consummate an initial business combination within the required time period. Consequently, Cetus Capital’s executive officers’ and directors’ discretion in identifying and selecting MKD Taiwan as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the Public Stockholders’ best interest.

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The Sponsor and Cetus Capital’s directors and executive officers who hold Founder Shares and/or Private Units may receive a positive return on the Founder Shares and/or Private Units even if Cetus Capital’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Cetus Capital is able to complete a business combination within the required time period, the Sponsor and Cetus Capital’s directors and executive officers who hold Founder Shares and/or Private Units may receive a positive return on their investments which were acquired prior to the IPO, or concurrently with completion of the IPO, even if Cetus Capital’s public stockholders experience a negative return on their investment in Cetus Common Stock after consummation of the Business Combination.

The Sponsor, Cetus Capital’s executive officers and directors and certain affiliates of Cetus Capital may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, your interests as a stockholder of Cetus Capital.

The Sponsor and Cetus Capital’s executive officers and directors have interests in each of the Proposals that are different from, or in addition to, and which may conflict with, your interest as a stockholder of Cetus Capital. These interests include, among other things:

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, Cetus Capital will be required to liquidate. In such event, the 1,437,500 shares of Cetus Common Stock held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[●] million based on the closing price of Cetus Common Stock of $[●] on Nasdaq as of [●], 2023;

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, the 286,875 Private Units purchased by the Sponsor for a total purchase price of $2,868,750, will be worthless. Such Private Units had an aggregate market value of approximately $[●] million based on the closing price of Cetus Units of $[●] on Nasdaq as of [●], 2023;

●	The exercise of Cetus Capital’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interest of the stockholders of Cetus Capital;

●	Cetus Capital’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Cetus Capital’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of [●], 2023, an aggregate of $[●] had been incurred or accrued in respect of such expense reimbursement obligation;

●	In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Cetus Capital’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Cetus Capital funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Cetus Capital completes a Business Combination, Cetus Capital may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Cetus Capital may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Additionally, if Cetus Capital extends the time available to complete an initial business combination, Cetus Capital’s insiders, officers and directors or their affiliates will deposit $575,000 for each three-month extension, subject to the obligation of MKD Taiwan to fund all or a portion of such $575,000 deposit for each three-month extension as more fully set forth in the Business Combination Agreement. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into private units, at a price of $10.00 per unit, at the option of the lender. These private units would be identical to the Private Units. As of [●], 2023, the Sponsor loaned to Cetus Capital an aggregate of $[●];

●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

●	If the proposed Business Combination is completed, there will be seven (7) members of the PubCo Board, with MKD Taiwan having the right to designate five (5) members (which designees are Ming-Chia Huang, Ming-Chao Huang, Chih-Hsiang Tang, [●] and [●]) and with the Sponsor having the right to designate two (2) members (which designees are Chung-Yi Sun and Jung-Te Chang).

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These interests may influence the Cetus Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Proposals.

Cetus Capital is requiring the Public Stockholders of Cetus Capital who wish to redeem their Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their redemption rights.

Cetus Capital is requiring the Public Stockholders of Cetus Capital who wish to redeem their Public Shares to either tender their certificates to CST or to deliver their shares to CST electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days prior to the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and CST will need to act to facilitate this request. It is Cetus Capital’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from CST. However, because Cetus Capital does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Cetus Capital has been advised that it takes a short time to deliver shares through the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, Cetus Capital cannot assure you of this fact.

Accordingly, if it takes longer than Cetus Capital anticipates for stockholders to deliver their Public Shares, stockholders who wish to redeem their Public Shares may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

Redeeming stockholders of Cetus Capital may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Cetus Capital requires Public Stockholders who wish to redeem their Public Shares in connection with the consummation of a Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and a Business Combination is not consummated, Cetus Capital will promptly return such certificates to its Public Stockholders. Accordingly, Public Stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that a Business Combination is not consummated until Cetus Capital has returned their Public Shares to them. The market price for shares of Cetus Common Stock may decline during this time and you may not be able to sell your Public Shares when you wish, even while other stockholders that did not seek redemption may be able to sell their shares of Cetus Common Stock.

The exercise by Cetus Capital’s security holders of their registration rights with respect to the Founder Shares, the Private Units and the underlying securities may have an adverse effect on the market price of Cetus Capital’s securities.

The Sponsor is entitled to make a demand that Cetus Capital register the resale of the Founder Shares, the Private Units and the underlying securities at any time following the Closing of the Business Combination. In addition, the Sponsor is entitled to demand that Cetus Capital register the resale of the shares of Cetus Common Stock underlying any securities the Sponsor may be issued in payment of working capital loans and extension loans made to Cetus Capital at any time after the Closing of the Business Combination. Pursuant to the Amended and Restated Registration Rights Agreement, these rights will also apply to PubCo Ordinary Shares issued (or issuable) to the Sponsor in exchange for Cetus Common Stock (or securities exercisable for or convertible into Cetus Common Stock) in the Business Combination. If the Sponsor exercises its registration rights with respect to all of its securities, and without giving effect to the exercise of the warrants held by the Sponsor, then there will be an additional 1,772,187 PubCo Ordinary Shares eligible for trading in the public market following the Closing of the Business Combination. The presence of these additional PubCo Ordinary Shares trading in the public market may adversely affect the market price of PubCo’s securities following the Closing of the Business Combination.

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Cetus Capital will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Cetus Capital’s stockholders.

Cetus Capital is not required to obtain an opinion from an unaffiliated third party that the price being paid in the Business Combination is fair to Cetus Capital’s public stockholders from a financial point of view. Cetus Capital’s Public Stockholders therefore must rely solely on the judgment of the Cetus Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Cetus Capital’s securities may decline.

The market price of Cetus Capital’s securities may decline as a result of the consummation of the Business Combination if:

●	Cetus Capital does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of Cetus Common Stock.

Cetus Capital has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Cetus Capital if the Business Combination is not consummated.

Cetus Capital has incurred, and expects to continue to incur, significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Cetus Capital expects to incur approximately $[●] million in expenses, including deferred underwriting fees. These expenses will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Cetus Capital if the Business Combination is not consummated. If the Business Combination is not consummated, Cetus Capital may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Cetus Capital and MKD Technologies believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

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Termination of the Business Combination Agreement could negatively impact Cetus Capital.

If the Business Combination is not consummated for any reason, including as a result of the Cetus Capital stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Cetus Capital may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Cetus Capital would be subject to a number of risks, including the following:

●	Cetus Capital may experience negative reactions from the financial markets, including negative impacts on the stock price of Cetus Common Stock, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

●	Cetus Capital will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

●	since the Business Combination Agreement restricts the conduct of the business of Cetus Capital prior to consummation of the Business Combination, Cetus Capital may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Business Combination Agreement is terminated and the Cetus Board seeks another business combination, the stockholders of Cetus Capital cannot be certain that Cetus Capital will be able to find another target business or that such other business combination will be consummated. See “Proposal No. 1 — The Business Combination Proposal — Termination.”

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from the business operations of MKD Technologies.

As a result of the Business Combination, the Combined Company will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that the Combined Company file annual, quarterly and current reports with respect to its business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Combined Company establish and maintain effective internal control over financial reporting. As a result, the Combined Company will incur significant legal, accounting and other expenses that it did not previously incur. The Combined Company’s entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing the Combined Company’s business strategy, which could prevent it from improving its business, financial condition, cash flows and results of operations. The Combined Company has made, and will continue to make, changes to its internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. However, the measures the Combined Company takes may not be sufficient to satisfy its obligations as a public company. If the Combined Company does not continue to develop and implement the right processes and tools to manage its changing enterprise and maintain its culture, its ability to compete successfully and achieve its business objectives could be impaired, which could negatively impact its business, financial condition, cash flows and results of operations. In addition, the Combined Company cannot predict or estimate the amount of additional costs it may incur to comply with these requirements. The Combined Company anticipates that these costs will materially increase its general and administrative expenses.

These rules and regulations result in the Combined Company’s incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Combined Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Combined Company to attract and retain qualified people to serve on the Combined Company’s board of directors, or committees thereof, or as executive officers of the Combined Company.

As a public reporting company, the Combined Company will be subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If the Combined Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

Upon consummation of the Business Combination, the Combined Company will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that the Combined Company establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on the Combined Company’s financial and management systems, processes and controls, as well as on its personnel. In addition, as a public company, the Combined Company will be required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that its management can certify as to the effectiveness of its internal control over financial reporting.

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In the event that a significant number of the Public Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Closing of the Business Combination.

If a significant number of Public Shares are redeemed in connection with the Closing of the Business Combination, the Combined Company may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and the Combined Company’s public float would be reduced, which could cause the trading price of the PubCo Ordinary Shares to become volatile, which could cause downward pressure on the trading price of the PubCo Ordinary Shares, and which could adversely affect your ability to sell your PubCo Ordinary Shares in the market. These factors would be exacerbated by (A) the fact that the Sponsor and certain other significant holders of PubCo Ordinary Shares, who will collectively hold, after the Closing of the Business Combination, approximately [●] million PubCo Ordinary Shares, will be subject to lock-up agreements that will restrict their ability to sell their shares on Nasdaq, and (B) the fact that neither Cetus Capital nor MKD Taiwan (nor any of their affiliates) have entered into any agreements regarding supplemental financing to be made available to the Combined Company at the Closing, such as a PIPE, private placement or forward purchase agreement. Although the Combined Company has applied to list the PubCo Ordinary Shares on Nasdaq, Nasdaq may not list the PubCo Ordinary Shares on its exchange, which could limit the ability of investors to effect transactions in the PubCo Ordinary Shares and subject the Combined Company to additional trading restrictions.

The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq. However, the Combined Company may be unable to maintain the listing of its securities in the future.

There can be no assurance that the securities of the Combined Company will continued to be listed on Nasdaq following the Closing of the Business Combination. If the Combined Company fails to meet Nasdaq’s continued listing requirements and Nasdaq delists the PubCo Ordinary Shares from trading on its exchange and the Combined Company is not able to list its securities on another national securities exchange, the Combined Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for the PubCo Ordinary Shares;

●	reduced liquidity and trading price for the PubCo Ordinary Shares;

●	a limited amount of news and analyst coverage for the Combined Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Cetus Capital may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Business Combination Proposal.

Cetus Capital may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination, to the extent permitted by applicable laws. The Cetus Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Cetus Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Cetus Capital has the discretion to consummate the Business Combination without seeking further stockholder approval.

For example, it is a condition to Cetus Capital’s obligations to consummate the Business Combination that there be no restraining order, injunction or other order restricting MKD Technologies’ conduct of its business. However, if the Cetus Board determines that any such order or injunction is not material to the business of the Combined Company, then the Cetus Board may elect to waive that condition without stockholder approval and consummate the Business Combination.

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As a further example, although it is a condition to the obligations of the parties to consummate the Business Combination that the initial listing application with respect to the securities of the Combined Company shall have been approved by Nasdaq, which approval is necessary for the PubCo Ordinary Shares to be listed on Nasdaq, the parties to the Business Combination Agreement may waive this condition. If this condition is waived and the Business Combination is consummated, then, following the Closing, the PubCo Ordinary Shares, including those received by the Public Stockholders in exchange for the Public Shares in the SPAC Merger, would not be listed on Nasdaq, but rather would be traded on the OTC Markets or another alternative listing platform, which could have a material adverse effect on the trading price of such shares and the ability of the holders of such shares to sell them.

Cetus Capital’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that Cetus Capital’s current stockholders have on the management of Cetus Capital.

Following the Closing of the Business Combination, assuming no Public Shares are redeemed for cash, and assuming that MKD BVI owns a 62.36% equity interest in MKD Taiwan, the Public Stockholders will own approximately 29.3% of non-redeemable PubCo Ordinary Shares and the Sponsor will own approximately 7.8% of non-redeemable PubCo Ordinary Shares. Assuming redemption by holders of 2,875,000 Public Shares, and assuming that MKD BVI owns a 62.36% equity interest in MKD Taiwan, the Public Stockholders will own approximately 19.2% of non-redeemable PubCo Ordinary Shares and the Sponsor will own approximately 8.9% of non-redeemable PubCo Ordinary Shares. The minority position of Cetus Capital’s stockholders will give them limited influence over the management and operations of the Combined Company.

It is anticipated that, after giving effect to the Business Combination and to the issuance of (i) up to approximately 14,343,228 PubCo Ordinary Shares issued to the MKD BVI shareholders immediately prior to the Closing of the Business Combination in connection with the Acquisition Merger assuming MKD BVI owns a 62.36% equity interest in MKD Taiwan and there are no further adjustments to the amount of consideration shares under the Business Combination Agreement; (ii) up to 8,480,520 PubCo Ordinary Shares to the Cetus Capital stockholders in connection with the SPAC Merger (assuming no Public Stockholders exercise their redemption rights and an aggregate of 1,006,145 shares are issued upon conversion of the Cetus Rights); and (iii) an aggregate of 57,500 PubCo Ordinary Shares to EF Hutton, and assuming that none of the Public Warrants or Private Warrants (or the PubCo Warrants that may be issued in exchange therefor) are exercised, the ownership interests in PubCo as the public company will be as set forth in the table below.

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
MKD BVI Shareholders	14,343,228	62.7%	14,343,228	71.7%	14,343,228	81.4%
Cetus Capital Public Stockholders	5,750,000	25.1%	2,875,000	14.4%	497,512	2.8%
Cetus Capital Public Shares converted from the Public Rights	958,333	4.2%	958,333	4.8%	958,333	5.4%
Cetus Sponsor LLC (3)	1,772,187	7.8%	1,772,187	8.9%	1,772,187	10.1%
EF Hutton	57,500	0.2%	57,500	0.2%	57,500	0.3%
Closing Shares	22,881,248	100.0%	20,006,248	100.0%	17,628,760	100.0%

(1)	Assumes that holders of 2,875,000 Public Shares, or 50% of all Public Shares, exercise their redemption rights in connection with the Business Combination.
(2)	Assumes that holders of 5,252,488 Public Shares exercise their redemption rights in connection with the Business Combination, which represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction payments and payments to redeeming shareholders based on a consummation of the Business Combination, and assuming a per share redemption price of $[●].
(3)	Includes PubCo Ordinary Shares received upon exchange of shares of Cetus Common Stock received upon conversion of the Private Rights, but excludes PubCo Ordinary Shares underlying any Cetus Units that the Sponsor chooses to be repaid for any working capital or extension loans it has extended to Cetus Capital, assuming the Sponsor chooses to be repaid fully in cash for such loans.

Public Stockholders who redeem their Public Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants.

Public Stockholders who redeem their Public Shares may continue to hold any Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) all redeeming Public Stockholders acquired Public Units in the IPO and continue to hold the Public Warrants that were included in the Public Units, and (ii) maximum redemption of the Public Shares held by the redeeming Public Stockholders, 5,252,488 Public Warrants would be retained by redeeming Public Stockholders with a value of $[●], based on the market price of $[●] the Public Warrants as of [●], 2023. As a result, the redeeming Public Stockholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of $[●], while non-redeeming Public Stockholders would suffer additional dilution in their percentage ownership and voting interest of the Post-Combination Company upon exercise of the Public Warrants held by redeeming Public Stockholders.

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The Combined Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

The Combined Company’s ability to make scheduled payments on or to refinance its debt obligations will depend on its future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which the Combined Company and its subsidiaries may be subject. Many of these factors may be beyond the Combined Company’s control. The Combined Company cannot assure you that its business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Combined Company in an amount sufficient to enable it to satisfy its obligations under its indebtedness or to fund its other needs. If the cash flows and capital resources of the Combined Company are insufficient to service its indebtedness, it may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit the Combined Company to meet its scheduled debt service obligations. The Combined Company’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its indebtedness could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict the business operations of the Combined Company. In addition, the terms of any future debt agreements may restrict the Combined Company from adopting some of these alternatives. In the absence of such operating results and resources, the Combined Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. The Combined Company may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that the Combined Company could realize from any such dispositions may not be adequate to meet its debt service obligations then due. The Combined Company’s inability to generate sufficient cash flow to satisfy its debt service or other obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Anti-takeover provisions contained in the PubCo’s proposed memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination, as well as provisions of BVI law, could impair a takeover attempt.

In connection with the Business Combination, PubCo will adopt the Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s Amended and Restated Memorandum and Articles of Association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, the PubCo Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If the PubCo Board decides to issue preferred shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Activities taken by Cetus Capital’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of Cetus Capital’s securities.

The Sponsor or Cetus Capital’s executive officers, directors and advisors, or their respective affiliates, may purchase shares of Cetus Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Cetus Capital’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Cetus Capital’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Cetus Capital’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

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If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of Cetus Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Cetus Capital’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Cetus Capital’s securities.

As of the date of this proxy statement / prospectus, no agreements with respect to the private purchase of the Public Shares by the Sponsor or the persons described above have been entered into. However, in the event that the Sponsor or the persons described above were to purchase Public Shares from Public Stockholders, such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in pertinent part, through adherence to the following:

●	the registration statement or proxy statement filed in connection with the Business Combination would disclose the possibility that the Sponsor or the other persons described above will purchase Public Shares from Public Stockholders outside the redemption process described in this prospectus, along with the purpose of such purchases;
●	the price paid for the Public Shares is no higher than the price offered through the redemption process described in this prospectus;
●	the registration statement or proxy statement filed in connection with the Business Combination would include a representation that any of the Public Shares purchased by the Sponsor or the other persons described above from Public Stockholders outside the redemption process described in this prospectus would not be voted in favor of approving the Business Combination;
●	the Sponsor and the other persons described above do not possess any redemption rights with respect to the Public Shares or, if they possess such redemption rights, they have entered into a letter agreement pursuant to which they have waived such rights; and
●	Cetus Capital discloses in a Form 8-K to be filed prior to the holding of the stockholders’ meeting to approve the Business Combination the following material items:

○	the number of the Public Shares purchased by the Sponsor and the other persons described above outside the redemption process described in this prospectus, along with the purchase price for such Public Shares;
○	the purpose of the purchases of such Public Shares by the Sponsor and the other persons described above;
○	the impact, if any, of the purchases of such Public Shares on the likelihood that the Business Combination will be approved and consummated;
○	the identity of the selling shareholders who sold such Public Shares to the Sponsor and the other persons described above (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold such Public Shares to the Sponsor and the other persons described above; and
○	the number of Public Shares for which Cetus Capital has received redemption requests pursuant to its redemption offer.

Risks Related to the PubCo Ordinary Shares

The market price of the PubCo Ordinary Shares is likely to be highly volatile, and you may lose some or all of your investment.

Following the consummation of the Business Combination, the market price of PubCo Ordinary Shares is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

●	the Combined Company’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;

●	the size of the Combined Company’s public float and market capitalization;

●	the inability to obtain or maintain the listing of the PubCo Ordinary Shares on Nasdaq;

●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the Combined Company’s ability to grow and manage growth profitably and retain its key employees;

●	coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in senior management or key personnel;

●	changes in applicable laws or regulations;

●	risks relating to the uncertainty of the Combined Company’s projected financial information;

●	risks related to the organic and inorganic growth of the Combined Company’s business and the timing of expected business milestones;

●	the amount of redemption requests made by the stockholders of Cetus Capital; and

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

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In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of the PubCo Ordinary Shares, regardless of the Combined Company’s actual operating performance. Furthermore, due to their cost of acquiring the Founder Shares being significantly less than the effective price per share of Cetus Common Stock paid by investors in the IPO, the ability of the Initial Stockholders to sustain the negative effects of any such volatility will be much greater than such investors in the IPO or investors that acquired Cetus Common Stock in the open market following the consummation of the IPO.

Volatility in the Combined Company’s stock price could subject the Combined Company to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Combined Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

If securities or industry analysts do not publish research or reports about the Combined Company, or publish negative reports, the Combined Company’s stock price and trading volume could decline.

The trading market for the PubCo Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about the Combined Company. The Combined Company does not have any control over these analysts. If the Combined Company’s financial performance fails to meet analyst estimates or one or more of the analysts who cover the Combined Company downgrade the PubCo Ordinary Shares or change their opinion, the Combined Company’s stock price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to regularly publish reports on the Combined Company, it could lose visibility in the financial markets, which could cause the Combined Company’s stock price or trading volume to decline.

Because the Combined Company does not anticipate paying any cash dividends in the near future, capital appreciation, if any, would be your sole source of gain.

The Combined Company currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends in the near future. As a result, capital appreciation, if any, of the PubCo Ordinary Shares would be your sole source of gain on an investment in the PubCo Ordinary Shares in the near future.

The future sales of shares by the Combined Company’s shareholders and future exercise of registration rights may adversely affect the market price of the PubCo Ordinary Shares.

Sales of a substantial number of PubCo Ordinary Shares in the public market could occur at any time. If the Combined Company’s shareholders sell, or the market perceives that such shareholders intend to sell, substantial amounts of the PubCo Ordinary Shares in the public market, the market price of the PubCo Ordinary Shares could decline.

The holders of the Founder Shares, the Private Units and any working capital loans or extension loans made to Cetus Capital are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. At any time subsequent to the consummation of the Business Combination, the holders of the majority of these securities are entitled to make up to three demands that such securities be registered. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The presence of these additional securities trading in the public market may have an adverse effect on the market price of the PubCo Ordinary Shares.

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The Combined Company is an emerging growth company, and the Combined Company cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make the PubCo Ordinary Shares less attractive to investors.

Following the consummation of the Business Combination, the Combined Company will be an emerging growth company, as defined in the JOBS Act. For as long as the Combined Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Combined Company will remain an emerging growth company until the earlier of (i)(x) 2028, (y) the date on which the Combined Company has total annual gross revenue of at least $1.235 billion or (z) the date on which the Combined Company is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior September 30th, and (ii) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Combined Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the Combined Company will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after the Combined Company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and the Combined Company’s periodic reports and proxy statements.

The Combined Company cannot predict if investors will find the Combined Company’s common stock less attractive because the Combined Company may rely on these exemptions. If some investors find the PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for the PubCo Ordinary Shares and its market price may be more volatile.

Subsequent to the consummation of the Business Combination, Cetus Capital may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Cetus Capital has conducted due diligence on MKD Technologies, Cetus Capital cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the control of Cetus Capital or MKD Technologies will not later arise. As a result, Cetus Capital may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Cetus Capital’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Cetus Capital’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Cetus Capital’s liquidity, the fact that Cetus Capital reports charges of this nature could contribute to negative market perceptions about the Combined Company’s securities. In addition, charges of this nature may cause the Combined Company to be unable to obtain future financing on favorable terms or at all.

A market for the Combined Company’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of the Combined Company’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Combined Company’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of the Combined Company’s securities after the Business Combination can vary due to general economic conditions and forecasts, the Combined Company’s general business condition and the release of the Combined Company’s financial reports. Additionally, if the Combined Company’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the Combined Company’s securities may be more limited than if the Combined Company were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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THE SPECIAL MEETING OF CETUS CAPITAL STOCKHOLDERS

General

Cetus Capital is furnishing this proxy statement/prospectus to the Cetus Capital stockholders as part of the solicitation of proxies by the Cetus Board for use at the Special Meeting to be held on [●], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Cetus Capital’s stockholders on or about [●], 2023 in connection with the vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [●], 2023 at [●] a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. The Cetus Board has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www. [●]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, Cetus Capital is asking holders of Cetus Common Stock to approve the following Proposals:

●	The Business Combination Proposal to approve the Business Combination Agreement and the transactions contemplated thereby;

●	The Nasdaq Proposal to approve, for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Business Combination Agreement;

●	The Incentive Plan Proposal to approve PubCo’s 2023 Share Incentive Plan;

●	The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association;

●	The Advisory PubCo Charter Proposal to approve, on a non-binding advisory basis, certain corporate governance provisions in the Proposed PubCo Charter;

●	The Advisory Director Election Proposal to approve, on a non-binding advisory basis, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Cetus Capital does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Cetus Board

The Cetus Board:

●	has determined that each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal, are fair to, and in the best interests of, Cetus Capital and its stockholders;

●	has approved the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal; and

●	recommends that the Cetus Capital stockholders vote “FOR” each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal.

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The Cetus Board members have interests that may be different from or in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

Cetus Capital has fixed the close of business on [●], 2023, as the record date for determining those Cetus Capital stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [●], 2023, there were 7,531,875 shares of Cetus Common Stock outstanding and entitled to vote. Each holder of Cetus Common Stock is entitled to one vote per share on each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal. As of [●], 2023, the Sponsor and EF Hutton collectively own and are entitled to vote 1,781,875 shares of Cetus Common Stock, or approximately 23.7% of the issued and outstanding shares of Cetus Common Stock. With respect to the Business Combination, the Sponsor and EF Hutton, who collectively own approximately 23.7% of the outstanding shares of Cetus Common Stock as of the record date, have agreed to vote their Cetus Common Stock acquired by them in favor of the Business Combination Proposal. Each of the Sponsor and EF Hutton has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Cetus Capital stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person or by proxy. A Cetus Capital stockholder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock present and entitled to vote at the Special Meeting; provided, that approval of the PubCo Charter Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date and entitled to vote at the Special Meeting. Attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of Cetus Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of Cetus Common Stock that you own.

There are two ways to ensure that your shares of Cetus Common Stock are voted at the Special Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Cetus Board, “FOR” the adoption of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal, the Advisory Director Election Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

●	You can attend the Special Meeting in a virtual meeting format at [http://www.[●]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Cetus Capital can be sure that the broker, bank or nominee has not already voted your shares.

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IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS. IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify Cetus Capital’s proxy solicitor, [●], in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting in virtual meeting format, revoke your proxy, and vote your shares, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your shares of Cetus Common Stock, you may call [●], our proxy solicitor, with individual call toll-free at [●] and banks and brokers call at [●].

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Appraisal Rights

Pursuant to Section 262 of the DGCL, holders of Cetus Common Stock (including beneficial owners) that do not deliver a written consent approving the Business Combination Proposal have the right to seek appraisal of the fair value of their shares of Cetus Common Stock, as determined by the Delaware Court of Chancery, if the Business Combination is completed.

To exercise appraisal rights, holders of Cetus Common Stock (including beneficial owners seeking to exercise their appraisal rights) must strictly comply with the procedures prescribed by the DGCL. These procedures are summarized in the section entitled “Appraisal Rights - Appraisal Rights of Cetus Capital Stockholders.” Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Cetus stockholders and beneficial owners that are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal or dissent.

Redemption Rights

Pursuant to the Existing Charter, a holder of Cetus Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●], 2023 (two (2) business days before the Special Meeting), that Cetus Capital redeem your shares into cash; and (ii) submit your request in writing to Cetus Capital’s transfer agent, at the address listed at the end of this section and deliver your shares to Cetus Capital’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. In order to validly request redemption, you must send a request in writing to Cetus Capital’s transfer agent. The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the Cetus Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

●	Delivering certificates representing the shares of Cetus Common Stock to Cetus Capital’s transfer agent, or

●	Delivering the Cetus Common Stock electronically through the DWAC system.

Cetus Capital stockholders will be entitled to redeem their Cetus Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $[●] per share) net of taxes payable.

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Any corrected or changed written demand of redemption rights must be received by Cetus Capital’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Cetus Common Stock as of the record date. Any public stockholder who holds Cetus Common Stock on or before [●], 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you choose to deliver Cetus Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Cetus Capital’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Cetus Capital’s understanding that Cetus Capital stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Cetus Capital does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Cetus Capital stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Cetus Capital anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Cetus Capital public stockholders, Cetus Capital will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[●] per share. If you exercise your redemption rights, you will be exchanging your Cetus Common Stock for cash and will no longer own the shares. If Cetus Capital is unable to complete the Business Combination prior to the expiration of the Business Combination Period, it will liquidate and dissolve and public stockholders would be entitled to receive approximately $[●] per share upon such liquidation.

Holders of outstanding Cetus Units must separate the underlying Cetus Common Stock, Cetus Warrants and Cetus Rights prior to exercising redemption rights with respect to the Cetus Common Stock. If Cetus Units are registered in a holder’s own name, the holder must deliver the certificate for its Cetus Units to the transfer agent with written instructions to separate the Cetus Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Cetus Common Stock from the Cetus Units.

If a broker, dealer, commercial bank, trust company or other nominee holds Cetus Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Cetus Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Cetus Units to be separated and the nominee holding such Cetus Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Cetus Units and a deposit of an equal number of shares of Cetus Common Stock, Cetus Warrants and Cetus Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Cetus Common Stock from the Cetus Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Cetus Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

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Tendering Common Stock Certificates in connection with Redemption Rights

Cetus Capital is requiring the Cetus Capital public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Cetus Capital’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker this cost and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Cetus Capital requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Cetus Capital will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

Cetus Capital is soliciting proxies on behalf of the Cetus Board. This solicitation is being made by mail but also may be made by telephone or in person. Cetus Capital and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [●], a proxy solicitation firm that Cetus Capital has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Cetus Capital will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Cetus Capital will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

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PROPOSAL NO. 1
THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement, is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. The full text of the Business Combination Agreement, and of each of the First Addendum. the Second Addendum and the Third Addendum thereto, are attached hereto as Annexes A-1, A-2, A-3 and A-4, respectively, which are incorporated by reference herein.

General Description of the Business Combination and Business Combination Agreement

The Business Combination Agreement

On June 20, 2023, Cetus Capital entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”), by and among MKD Technology Inc., a Taiwan corporation with registration number 28408583 (“MKD Taiwan”), MKDWELL Limited, a company incorporated in the BVI with BVI Company Number 2121160 (“MKD BVI”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate a BVI business company (“PubCo”) for the purpose of serving as the public listed company whose shares shall be traded on The Nasdaq Stock Market, which company shall initially be owned by the Shareholders’ Representative; (B) PubCo will incorporate a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 1”) for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of PubCo; (C) PubCo will also incorporate a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 2”) for the sole purpose of the merger of the Company with and into Merger Sub 2 (the “SPAC Merger”, and together with the Acquisition Merger, the “Mergers”; and the transactions contemplated by the Business Combination Agreement being collectively referred to as the “Business Combination”), in which SPAC will be the surviving entity; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) the Company and Merger Sub 2 will effect the SPAC Merger. Following the consummation of the Business Combination, PubCo will be a publicly traded holding company listed on The Nasdaq Stock Market. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

PubCo was incorporated in the BVI on July 25, 2023 under the name MKDWELL Tech Inc. and became a party to the Business Combination Agreement on July 31, 2023. Merger Sub 1 was incorporated in the BVI on August 1, 2023 under the name MKDMerger1 Inc. and became a party to the Business Combination Agreement on August 10, 2023. Merger Sub 2 was incorporated in the BVI on August 1, 2023 under the name MKDMerger2 Inc. and became a party to the Business Combination Agreement on August 10, 2023.

On July 31, 2023, the parties to the Business Combination Agreement entered into a First Addendum to the Business Combination Agreement, pursuant to which (A) MKDWELL Tech Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to PubCo thereunder and (B) the parties agreed to extend the date by which PubCo, Merger Sub 1 and Merger Sub 2 must execute an addendum to become parties to the Business Combination Agreement from July 31, 2023 to August 20, 2023.

On August 10, 2023, MKDMerger1 Inc. and MKDMerger2 Inc. each executed and delivered a Second Addendum to the Business Combination Agreement, pursuant to which (A) MKDMerger1 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 1 thereunder and (B) MKDMerger2 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 2 thereunder.

On November 19, 2023, the parties to the Business Combination Agreement entered into a Third Addendum of the Business Combination Agreement to extend the Termination Date from November 3, 2023 to February 1, 2024.

Consideration

As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of MKD BVI will be cancelled in exchange for up to approximately 23,000,000 PubCo Ordinary Shares, (ii) each outstanding Cetus Unit will be automatically detached, (iii) each unredeemed outstanding share of Cetus Common Stock will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every six (6) outstanding Cetus Rights will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each warrant to purchase one (1) share of Cetus Common Stock (the “Cetus Warrants”) will automatically be cancelled and cease to exist in exchange for a warrant to purchase one (1) PubCo Ordinary Share (the “PubCo Warrants”).

Up to a maximum of approximately 23,000,000 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI. Pursuant to the Business Combination Agreement, the total number of PubCo Ordinary Shares that will be issued to MKD BVI shareholders is “the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date.” As of August 8, 2023, MKD BVI owns 17,011,476 of the 27,278,652 issued and outstanding shares of MKD Taiwan, or approximately 62.36%. The “Aggregate Merger Consideration” means $230,000,000 as stipulated in the Business Combination Agreement. Assuming no further adjustments result from the “Closing Company Debt” and the “Closing Company Cash,” and assuming that MKD BVI continues to own 62.36% of the equity interest of MKD Taiwan on the closing date of the Business Combination, an aggregate of 14,343,228 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI.

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The Closing

Cetus Capital and MK Taiwan have agreed that the Closing shall occur no later than November 3, 2023, which date was extended to February 1, 2024 pursuant to the Third Addendum to the Business Combination Agreement (the “Termination Date”).

Representations and Warranties

In the Business Combination Agreement, MKD Taiwan makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Business Combination Agreement) relating to, among other things: (a) the corporate organization and existence of each of MKD Taiwan, MKD BVI and PubCo, and each of their respective subsidiaries, and similar corporate matters; (b) due authorization, execution, delivery and enforceability of the Business Combination Agreement and the other transaction documents; (c) no conflicts with organizational documents, laws, material contracts and other instruments; (d) receipt of necessary consents, approvals and authorizations; (e) capitalization; (f) financial statements; (g) undisclosed liabilities; (h) litigation and proceedings; (i) compliance with laws; (j) intellectual property; (k) material contracts; (l) employee benefit plans; (m) labor matters; (n) taxes; (o) brokers’ fees; (p) insurance; (q) real property; (r) environmental matters; (s) absence of changes; (t) related party transactions; (u) internal controls; (v) permits; (w) accuracy of information provided for inclusion in this proxy statement/prospectus; (x) operation of the business during COVID-19; (y) books and records; (z) sufficiency of assets; (aa) top suppliers and top customers; and (bb) no additional representations and warranties.

In the Business Combination Agreement, Cetus Capital makes certain representations and warranties relating to, among other things: (a) organization and qualification of Cetus Capital; (b) authority and enforceability of the Business Combination Agreement and the other transaction documents; (c) the SEC reports and financial statements of Cetus Capital; (d) governmental filings and consents; (e) no conflicts with organizational documents, laws, material contracts and other instruments; (f) valid issuance of Cetus Common Stock; (g) litigation; (h) brokers’ fees; (i) tax matters; and (j) no other representations and warranties.

Covenants Pending Closing – Conduct Prior to Closing

In the Business Combination Agreement, MKD Taiwan and its subsidiaries agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the Closing of the Business Combination (with certain exceptions) and not to take certain specified actions without the prior written consent of Cetus Capital.

Covenants Pending Closing – Payment of Extension Fees

In the Business Combination Agreement, the parties agreed that if Cetus Capital anticipates that it may not be able to consummate the Business Combination on or prior to the then-applicable deadline for completing an initial business combination, Cetus Capital may request that the Sponsor and/or MKD Taiwan deposit (or cause to be deposited) in the Trust Account on or prior to such deadline an amount equal to $575,000 with respect to each three (3) month extension period contemplated by the Existing Charter. Each such deposit shall be deemed to be a loan by the Sponsor and/or MKD Taiwan (or their designee) to Cetus Capital, bearing interest at a rate of 5.27% per annum, and shall be evidenced by a promissory note issued by Cetus Capital to the applicable lender.

Where the reason for requiring an extension is due to reasons solely attributable to that on the part of or within the sole control of either the Sponsor and/or MKD Taiwan, then the Sponsor and/or MKD Taiwan (as the case may be) shall be solely responsible for the full amount of each such extension loan. Where the reason for requiring an extension is due to reasons attributable to both the Sponsor and MKD Taiwan, the Sponsor and MKD Taiwan shall each share equally in the amount for an extension loan. All such extension loans shall immediately be repaid by Cetus Capital to the Sponsor and/or MKD Taiwan (as the case may be) upon the earlier of the Closing or the expiry of the deadline for the consummation of Cetus Capital’s initial business combination.

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Covenants Pending Closing – Taiwan Reorganization

In the Business Combination Agreement, MKD Taiwan agreed that it would, promptly following the execution of the Business Combination Agreement, effect a reorganization, whereby the Shareholders’ Representative would form PubCo, and whereby, following the formation of PubCo, PubCo would form Merger Sub 1 for the sole purpose of the Acquisition Merger and Merger Sub 2 for the sole purpose of the SPAC Merger. In the Business Combination Agreement, it was also agreed that (x) MKD BVI would directly or indirectly acquire at least fifty-one percent (51%) of the issued and outstanding ordinary shares of MKD Taiwan and (y) MKD BVI shall acquire any shares of MKDWELL (Jiaxing) Electronic Technology Ltd. that are not directly or indirectly owned by MKD Taiwan (the “Taiwan Reorganization”).

Covenants Pending Closing – Exclusivity

In the Business Combination Agreement, MKD Taiwan agreed that, during the period from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, MKC Taiwan shall not, and shall cause its officers, directors, employees, agents, representatives and Affiliates (including for this purpose commonly Controlled Affiliates and Subsidiaries) not to, directly or indirectly, (a) solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than Cetus Capital and its Subsidiaries and Representatives) regarding any Acquisition Proposal, (b) enter into, continue with or participate in any discussions or negotiations with, or provide any information to, any person (other than Cetus Capital and its Subsidiaries and Representatives) concerning a possible Acquisition Proposal or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. During the period from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, upon receipt by MKD Taiwan or any of its commonly Controlled Affiliates of any offer, proposal, indication of interest, request or inquiry that could reasonably be expected to lead to an Acquisition Proposal, MKD Taiwan shall within one (1) Business Day (i) notify Cetus Capital in writing of its receipt of such Acquisition Proposal and (ii) communicate to Cetus Capital in writing in reasonable detail the terms of any such Acquisition Proposal (including providing Cetus Capital with a written statement with respect to any non-written Acquisition Proposal received, which statement must include the terms thereof). In addition, MKD Taiwan will within one (1) Business Day advise Cetus Capital in writing of any material modification or proposed modification to such Acquisition Proposal and any other information necessary to keep Cetus Capital informed in all material respects regarding the status and details of such Acquisition Proposal.

Covenants Pending Closing – General

The Business Combination Agreement also contains customary closing covenants for a business combination transaction of this nature, in addition to the covenants described in more detail above.

Conditions to Closing

General Conditions to Closing

Consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement is conditioned on, among other things:

●	no provisions of any applicable law and no order restraining or prohibiting the consummation of the Business Combination;

●	approval of the stockholders of Cetus Capital of the proposals set forth in this proxy statement/prospectus;

●	effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

●	receipt of all necessary regulatory or governmental approvals;

●	if required under BVI law, the shareholders of MKD BVI having approved the Acquisition Merger and the transactions contemplated by the Business Combination Agreement and the passage by the passage by the board of directors of MKD Taiwan of a resolution to ratify and approve the Business Combination Agreement and the transactions contemplated thereby;

●	PubCo’s initial listing application with Nasdaq in connection with the Business Combination shall have been approved;

●	the PubCo Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq; and

●	the delivery by PubCo to Cetus Capital and to MKD Taiwan of a certificate providing certain specified information relating to the ownership of PubCo Ordinary Shares following the Closing of the Business Combination.

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MKD Taiwan’s Conditions to Closing

The obligations of MKD Taiwan to consummate the transactions contemplated by the Business Combination Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the fundamental representations of Cetus Capital shall be true and correct in all respects (except for de minimis inaccuracies) and the representations and warranties of Cetus Capital (other than the fundamental representations) shall be true and correct in all respects;

●	the covenants and agreements of Cetus Capital to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects; and

●	MKD Taiwan shall have received a copy of each of the Ancillary Agreements duly executed by the parties thereto and such Ancillary Agreement shall be in full force and effect.

Cetus Capital’s Conditions to Closing

The obligations of Cetus Capital to consummate the transactions contemplated by the Business Combination Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	the fundamental representations of MKD Taiwan shall be true and correct in all respects (except for de minimis inaccuracies) and the representations and warranties of MKD Taiwan (other than the fundamental representations) shall be true and correct in all respects;

●	the covenants and agreements of the MKD Taiwan Parties to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects;

●	no MKD Taiwan Material Adverse Effect has occurred, and there shall be no event, change, circumstance, effect, development, condition or occurrence that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to have an MKD Taiwan Material Adverse Effect;

●	Cetus Capital shall have received copies of all governmental approvals, if any, in form and substance reasonably satisfactory to Cetus Capital, and no such governmental approval shall have been revoked;

●	Cetus Capital shall have received a copy of each of the Ancillary Agreements duly executed by the parties thereto and each such Ancillary Agreement shall be in full force and effect;

●	Cetus Capital shall have received copies of the third party consents set forth on the disclosure schedules of MKD Taiwan, and no such consents shall have been revoked;

●	the Taiwan Reorganization shall have been completed to the reasonable satisfaction of Cetus Capital;

●	PubCo, Merger Sub 1 and Merger Sub 2 shall have executed an addendum to become parties to the Business Combination Agreement;

●	MKD Taiwan shall have delivered to Cetus Capital a good standing certificate (or similar documents applicable for such jurisdictions) for each MKD Taiwan Party certified as of a date no earlier than ten (10) days prior to the Closing from the proper governmental authority of each such MKD Taiwan Party’s jurisdiction of organization and from each other jurisdiction in which each such MKD Taiwan Party is qualified to do business as a foreign entity as of the Closing; and

●	MKD Taiwan shall have delivered to Cetus Capital a certificate of the secretary or equivalent officer of each MKD Taiwan Party certifying that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors or equivalent body of each MKD Taiwan Party.

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Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation:

(i)	by mutual written consent of Cetus Capital, MKD Taiwan and MKD BVI;

(ii)	by Cetus Capital or MKD Taiwan, if the Closing has not occurred on or before November 1, 2023 (the “Outside Date”), unless the absence of such occurrence shall be due to the failure of Cetus Capital, on the one hand, or any MKD Taiwan Party, on the other hand, to materially perform its obligations under the Business Combination Agreement required to be performed by it on or prior to the Outside Date;

(iii)	by Cetus Capital or MKD Taiwan if (x) there shall be any law that makes consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited or (y) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by the Business Combination Agreement, and such Governmental Order shall have become final and non-appealable;

(iv)	by Cetus Capital if (x) Cetus Capital is not in material breach of any of its obligations under the Business Combination Agreement and (y) any MKD Taiwan Party is in material breach of any of its representations, warranties or obligations under the Business Combination Agreement that renders or could reasonably be expected to render the conditions set forth in Section 9.02(a) or Section 9.02(b) of the Business Combination Agreement incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (I) thirty (30) days after the giving of written notice by Cetus to MKD Taiwan and (II) two (2) Business Days prior to the Outside Date;

(v)	by MKD Taiwan if (x) no MKD Taiwan Party is in material breach of any of its obligations under the Business Combination Agreement and (y) Cetus Capital is in material breach of any of its representations, warranties or obligations under the Business Combination Agreement that renders or could reasonably be expected to render the conditions set forth in 9.03(a) or 9.03(b) of the Business Combination Agreement incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (I) thirty (30) days after the giving of written notice by MKD Taiwan to Cetus Capital and (II) two (2) Business Days prior to the Outside Date;

(vi)	by either Cetus or MKD Taiwan if the Taiwan Reorganization is not completed on or prior to September 30, 2023; and

(vii)	by Cetus Capital if each of PubCo, Merger Sub 1 and Merger Sub 2 do not execute an addendum to become parties to the Business Combination Agreement on or prior to July 31, 2023 (which date was extended to August 20, 2023 pursuant to the First Addendum).

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If the Business Combination Agreement is validly terminated, it shall thereafter become void and have no effect, and no party thereto shall have any liability to any other party thereto, its affiliates or any of their respective directors, officers, employees, equityholders, partners, members, agents or representatives in connection with the Business Combination Agreement. However, if Cetus Capital terminates the Business Combination Agreement pursuant to items (vi) or (vii) above, then, promptly (and in any event within twenty (20) business days) after such termination, MKD Taiwan shall reimburse Cetus Capital for any and all reasonable costs and expenses with proof of invoice (including legal and accounting fees and expenses) incurred by Cetus Capital in connection with the negotiation, execution and delivery of the Business Combination Agreement and the transactions contemplated thereby.

Survival

The representations and warranties set forth in the Business Combination Agreement shall not survive the Closing. All covenants and agreements of the parties set forth in the Business Combination Agreement that are required to be performed prior to the Closing shall survive until the date that is the eighteen (18)-month anniversary of the Closing Date, and all other covenants and agreements set forth in the Business Combination Agreement shall survive until the date that is four (4) years from the Closing Date or for such other period, as may be explicitly specified in the Business Combination Agreement for such covenant or agreement.

Indemnification

Subject to the other terms and conditions of the Business Combination Agreement, from and after the Closing, MKD Taiwan shall indemnify and defend each of Cetus Capital and its Affiliates and their respective Representatives (collectively, the “Cetus Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Cetus Indemnitees based upon or arising out of or by reason of:

●	any inaccuracy in or breach of any MKD Taiwan Fundamental Representation, as of the date of the Business Combination Agreement or as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, the inaccuracy in or breach of which will be determined with reference to such other date);

●	any inaccuracy in or breach of any of the representations or warranties set forth in the Business Combination Agreement (other than any MKD Taiwan Fundamental Representation), as of the date of the Business Combination Agreement or as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, the inaccuracy in or breach of which will be determined with reference to such other date);

●	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any MKD Taiwan Party pursuant to the Business Combination Agreement;

●	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Shareholders’ Representative pursuant to the Business Combination Agreement;

●	any inaccuracy in the amount of Closing Company Debt or Closing Company Cash, in each case, as reflected in the Closing Statement;

●	any claims made by MKD BVI Shareholders in their capacities as such in respect of the allocation of the Closing Date Share Merger Consideration, or for any events, facts or circumstances occurring at or prior to the Closing;

●	the defense by Cetus Capital or, following the Closing, Cetus Capital or MKD Taiwan, of an action for appraisal rights under applicable law made by any holder of Dissenting Shares; or

●	any actual or threatened action brought by or on behalf of any service provider to MKD Taiwan or Governmental Authority alleging breach of contract or violation of any applicable law pertaining to wages and hours, worker classification, workers’ compensation, work authorization or immigration, in each case, in connection with any period prior to the Closing.

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The indemnification obligations of MKD Taiwan are subject to limitations, including the following:

●	MKD Taiwan shall not be liable to the Cetus Indemnitees for indemnification under the Business Combination Agreement, except in the case of Fraud by MKD Taiwan, until the aggregate amount of all Losses in respect of indemnification under the Business Combination Agreement exceeds $250,000, in which event MKD Taiwan shall be liable for all such Losses in excess of such amount (but subject to the other limitations contained in the Business Combination Agreement).

●	Except in the case of Fraud by MKD Taiwan, and notwithstanding anything to the contrary in the Business Combination Agreement, in no event shall MKD Taiwan be liable to the Cetus Indemnitees for Losses in respect of indemnification under the Business Combination Agreement that exceed $5,000,000.

●	The determination of the amount of Loss arising from (but not the existence of any inaccuracy in or breach of) any representation or warranty shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

●	Payments by MKD Taiwan in fulfillment of its indemnification obligations in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Cetus Indemnitee in respect of any such claim, and each Cetus Indemnitee shall use its reasonable commercial efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or contract.

The foregoing description of the Business Combination Agreement, and of the First Addendum, the Second Addendum and the Third Addendum thereto, describes the material provisions of the Business Combination Agreement and each of the First Addendum, the Second Addendum and the Third Addendum thereto, but does not purport to describe all of the terms of the Business Combination Agreement and each of the First Addendum, the Second Addendum and the Third Addendum thereto, which are attached hereto as Annexes A-1, A-2, A-3 and A-4, respectively.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Lock-Up Agreements

In connection with the Closing of the Business Combination, and as a condition thereto, the directors and officers of PubCo as of the Closing, all shareholders who hold more than five percent (5%) of the outstanding equity securities of PubCo as of the Closing and the Sponsor will enter into lock-up agreements with PubCo (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the shareholders party thereto will not, during the 180 day period following the Closing (the “Lock-Up Period”), and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares (as defined below), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or otherwise publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to such shares. “Lock-Up Shares” means any of the PubCo Ordinary Shares issued in connection with the Acquisition Merger or the SPAC Merger, as applicable, as well as any securities convertible into, or exchangeable for, or representing the right to receive, Cetus Common Stock or PubCo Ordinary Shares acquired during the Lock-Up Period, other than PubCo Ordinary Shares acquired in open market transactions during the Lock-Up Period.

The foregoing description of the Lock-Up Agreements does not purport to be complete and are qualified in their entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit A to the Business Combination Agreement and as Exhibit 10.1, and incorporated herein by reference.

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Amended and Restated Registration Rights Agreement

At the Closing, PubCo, Cetus Capital, the Sponsor, EF Hutton and certain other holders of the securities of Cetus Capital will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo will agree to provide such holders with certain rights relating to the registration for resale of certain PubCo Ordinary Shares held by such holders at, or acquired by such holders in connection with, the Closing of the Business Combination. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the applicable shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit D to the Business Combination Agreement and as Exhibit 10.2, and incorporated herein by reference.

Interests of Certain Persons in the Business Combination

Certain of Cetus Capital’s directors and executive officers may be deemed to have interests in the transactions contemplated by the Business Combination Agreement that are different from, or in addition to, those of Cetus Capital’s shareholders generally. These interests may present these individuals with certain potential conflicts of interest. Our independent directors reviewed and considered these interests during their evaluation and negotiation of the Business Combination and in unanimously approving, as members of the Cetus Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. The Cetus Board concluded that the potential benefits that it expected Cetus Capital and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination.

Although none of the directors or officers of Cetus Capital or Cetus Sponsor have an interest in MKD Taiwan, when Cetus Capital shareholders consider the recommendation of the Cetus Board in favor of adoption of the Business Combination Proposal and the other related Proposals, they should keep in mind that Cetus Capital’s directors and officers have interests in the Business Combination that are different from, or in addition to, their interests as shareholders, including the following:

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, Cetus Capital will be required to liquidate. In such event, the 1,437,500 shares of Cetus Common Stock held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[●] million based on the closing price of Cetus Common Stock of $[●] on Nasdaq as of [●], 2023;

●	If the proposed Business Combination is not completed prior to the expiration of the Business Combination Period, the 286,875 Private Units purchased by the Sponsor for a total purchase price of $2,868,750, will be worthless. Such Private Units had an aggregate market value of approximately $[●] million based on the closing price of Cetus Unit of $[●] on Nasdaq as of [●], 2023;

●	The exercise of Cetus Capital’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Cetus Capital’s stockholders’ best interest;

●	Cetus Capital’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Cetus Capital’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of [●], 2023, an aggregate of $[●] had been incurred or accrued in respect of such expense reimbursement obligation;

●	In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Cetus Capital’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Cetus Capital funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Cetus Capital completes a Business Combination, Cetus Capital may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Cetus Capital may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Additionally, if Cetus Capital extends the time available to complete an initial business combination, Cetus Capital’s insiders, officers and directors or their affiliates will deposit $575,000 for each three-month extension. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into private units, at a price of $10.00 per unit, at the option of the lender. These private units would be identical to the Private Units. As of [●], 2023, the Sponsor loaned to Cetus Capital an aggregate of $[●];

●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

●	If the proposed Business Combination is completed, there will be seven (7) members of the PubCo Board, with MKD Taiwan having the right to designate five (5) members (who shall be Ming-Chia Huang, Ming-Chao Huang, Chih-Hsiang Tang, [●] and [●]) and with the Sponsor having the right to designate two (2) members (who shall be Chung-Yi Sun and Jung-Te Chang).

Because of the existence of these interests, the exercise of the discretion of the directors and officers of Cetus Capital in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interest of the Cetus Capital stockholders. In addition to the foregoing, Cetus Capital’s amended and restated certificate of incorporation excludes the corporate opportunity doctrine, and any other analogous doctrine, from applying to directors and officers of Cetus Capital unless such corporate opportunity is offered to a director or officer solely in his or her capacity as a director or officer of Cetus Capital and such opportunity is one Cetus Capital is legally and contractually permitted to undertake and would otherwise be reasonable for Cetus Capital to pursue. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Cetus Capital’s amended and restated certificate of incorporation did not impact its search for an acquisition target and Cetus Capital was not prevented from reviewing any opportunities as a result of such waiver.

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Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Cetus Capital will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of MKD BVI having a majority of the voting power of the post-combination company, MKD Taiwan senior management comprising all of the senior management of the post-combination company, the relative size of MKD Taiwan and MKD BVI compared to Cetus Capital, and MKD Taiwan / MKD BVI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MKD BVI issuing stock for the net assets of Cetus Capital, accompanied by a recapitalization. The net assets of Cetus Capital will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MKD Taiwan / MKD BVI.

Regulatory Approvals

The Business Combination and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the BVI, except for the registration by the Registrar of Corporate Affairs in the BVI of the Plans of Merger and subsequent issue of the Certificates of Merger.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between Cetus Capital and its representatives, on the one hand, and MKD Taiwan and its representatives, on the other hand. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Cetus Capital is a blank check company incorporated as a Delaware corporation on June 7, 2022. Cetus Capital was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Cetus Capital’s intention was to capitalize on the deal sourcing, investing and operating expertise of Cetus Capital’s management team to identify and combine with one or more businesses with high growth potential.

On February 3, 2023, Cetus Capital consummated the IPO of 5,750,000 Public Units, including the full exercise of the over-allotment option of 750,000 Public Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $57,500,000. Simultaneously with the closing of the IPO, Cetus Capital consummated the private placement with the Sponsor of 286,875 Private Units, generating total proceeds of $2,868,750, including the conversion of the outstanding promissory note to Private Units at $10.00 per unit in the total principal amount of $216,837. Each Public Unit and each Private Unit consists of one share of Cetus Common Stock, one redeemable warrant entitling its holder to purchase one share of Cetus Common Stock at a price of $11.50 per share, and one right to receive one-sixth (1/6) of one share of Cetus Common Stock upon the consummation of the business combination. Concurrently with the closing of the IPO, Cetus Capital issued 57,500 shares of Cetus Common Stock to EF Hutton for nominal consideration.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Cetus Capital does not complete a Business Combination prior to the expiration of the Business Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Upon closing of the IPO and the sale of the Private Units, a total of $58,506,250 ($10.175 per Public Unit) was placed in a the Trust Account with CST acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Cetus Capital’s failure to complete a business combination within the applicable period of time.

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Prior to the consummation of the IPO, neither Cetus Capital, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Cetus Capital. After the IPO, Cetus Capital’s officers and directors commenced an active search for prospective businesses or assets to acquire in an initial business combination. Representatives of Cetus Capital were contacted by, and representatives of Cetus Capital contacted, several individuals, financial advisors and other entities who offered to present ideas for business combination opportunities, and in certain cases discussions were held with such persons. Certain of Cetus Capital’s officers and directors also, directly or indirectly, brought to Cetus Capital’s attention target business candidates. In all, prior to the execution of the Business Combination Agreement, representatives of Cetus Capital evaluated approximately five potential target businesses. Cetus Capital executed three non-disclosure agreements during the course of the process, including a non-disclosure agreement with MKD Taiwan. As part of the process of searching for a business combination target, on February 10, 2023, Cetus Capital engaged ARC Group to act as its financial advisor. Below is a summary list of the potential target businesses with which Cetus Capital entered into a non-disclosure agreement (other than MKD Taiwan) and the reasons Cetus Capital did not pursue a business combination with them:

●	Target No. 1: In February 2023, Cetus Capital was introduced to an early-stage electric vehicle company that was founded in Taiwan, and on February 24, 2023, Cetus Capital entered into a non-disclosure agreement with such potential target and requested a company profile and financial information. However, after preliminary discussion and analysis, Cetus Capital determined not to pursue further discussions because (x) the business of the potential target company was still in its early stages, which increases the risk of future business development, and (y) the potential target’s management and operations team had not yet been fully assembled.

●

Target No. 2: In March 2023, Cetus Capital was introduced to a Taiwan-based optical technology company with rich experience and extensive knowledge in customization design and supply of optical components, ad on February 24, 2023, Cetus Capital entered into a non-disclosure agreement with such potential target and requested a company profile and financial information. However, following discussion and analysis and further communications with the potential target, Cetus Capital determined not to pursue further discussions because (x) although the management team of the potential target had extensive experience and knowledge in the custom design and supply of optical components, it did not have the same experience and knowledge regarding business operations, (y) the potential target lacked sufficient capital on hand to support its large technology research and development expenses, and (z) although new business models and customized products are planned, the target had not yet been fully certified in its target markets, thus increasing the uncertainty of future revenue.

On February 17, 2023, MKD Taiwan contacted Chung-Yi Sun, the Chief Executive Officer of Cetus Capital, to introduce itself as a potential business combination target. Following correspondence among Cetus Capital, MKD Taiwan and ARC Group, on February 24, 2023, Cetus Capital and MKD Taiwan entered into a mutual non-disclosure agreement. Thereafter, representatives of MKD Taiwan began sharing information, including historical financial statements, with Cetus Capital and ARC Group.

On March 2, 2023, MKD Taiwan provided Cetus Capital with a cost analysis, past financial statements, financial projections for 2023, market forecasts and the investment structure of MKD Taiwan’s shareholders, as well as other data to help Cetus Capital to assess the status and condition of MKD Taiwwan.

Between March 2, 2023 and March 8, 2023, representatives of Cetus Capital attended a number of virtual meetings, conference calls or face-to-face meetings with MKD Taiwan’s senior management, during which MKD Taiwan’s senior management (i) discussed MKD Taiwan’s overall target market and highlighted the growth potential of MKD Taiwan’s business; (ii) provided a detailed explanation of MKD Taiwan’s key products and services, highlighting MKD Taiwan’s competitive advantages and key reasons for industry-leading solutions; (iii) conducted product demonstrations; (iv) discussed the competitive landscape for MKD Taiwan and its market leadership in providing intelligent solutions in the automotive and logistics industry, highlighting MKD Taiwan’s technical capabilities, which will enable MKD Taiwan to maintain its leading position; (v) discussed MKD Taiwan’s product and business strategy; and (vi) discussed MKD Taiwan’s financial model, which is based on the historical and projected financial performance of MKD Taiwan’s business. During the same period, Cetus Capital also conducted independent channel checks on MKD Taiwan’s clients through its own relationships and networks.

On March 9, 2023, representatives of Cetus Capital held a video conference with MKD Taiwan’s senior management, during which MKD Taiwan’s senior management provided a more detailed update on MKD Taiwan’s business and further discussed MKD Taiwan’s business strategy, including how to increase sales and opportunities and MKD Taiwan’s revenue growth potential, highlighting the expected growth in the automotive and logistics industry and the increase in costs and expenses that may result from marketing strategies.

On March 10, 2023, representatives of Cetus Capital held a virtual meeting with MKD Taiwan’s senior management to discuss MKD Taiwan’s Product Roadmap, Service and MKD Taiwan’s Technical Development Roadmap, how MKD Taiwan’s technology can be applied to other verticals such as the industrial and smart home industries, and the competitive advantage that MKD Taiwan would have in these new verticals. MKD Taiwan’s executives elaborated on MKD Taiwan’s development strategy in the automotive and logistics industries.

On March 11, 2023, representatives from Cetus Capital held a virtual meeting with MKD Taiwan’s senior management to get an update on its financial model, including revenue growth, cost drivers, and financial projections. MKD Taiwan’s senior management also discussed historical trends in key operational metrics for MKD Taiwan’s business.

Between March 11, 2023 and March 15, 2023, Cetus Capital collected and analyzed revenue and other financial data of selected publicly traded companies (MKD Taiwan Comparable Companies) related to the market-leading, high-growth automotive and logistics industries, in connection with its evaluation of the enterprise value of MKD Taiwan. At the same time, Chung-Yi Sun, the President, CEO and Chairman of Cetus Capital, along with Cetus Capital directors Cheng-Nan Wu and Jung-Te Chang, along with Ming-Chia Huang and Min-Jie Cui for MKD Taiwan, led the negotiations for a potential letter of intent between Cetus Capital and MKD Taiwan. Mr. Sun and Mr. Huang had multiple calls to discuss key terms of letter of intent, including transaction structure, valuation, consideration, board matters, management, governance, transaction expenses, definitive agreements, closing conditions, due diligence requirements, post-closing equity lock-up requirements and timeline. Cetus Capital and MKD Taiwan also held several virtual meetings and internal conference calls to discuss these key terms. Cetus Capital and MKD Taiwan negotiated and agreed on MKD Taiwan’s projected enterprise value of $230 million based on Cetus Capital’s valuation of MKDTW using a comparable company analysis model.

On March 13, 2023, Cetus Capital submitted to MKD Taiwan a preliminary draft of a non-binding term sheet between Cetus Capital and MKD Taiwan providing for an all-stock business combination between Cetus Capital and MKD Taiwan. The term sheet provided for an enterprise value of MKD Taiwan of $230 million and a pre-money equity value of MKD Taiwan of $230 million.

Cetus Capital and MKD Taiwan, and their respective representatives and advisors, continued to negotiate the non-binding term sheet in the following days and exchanged three drafts. On March 16, 2023, Cetus Capital and MKD Taiwan executed a non-binding term sheet providing for an all-stock business combination between the two companies. The final term sheet provided for an enterprise value of MDK Taiwan of $230 million and a pre-money equity value of MKD Taiwan of $223 million. The term sheet provided for a structure to be determined by the parties so as to result in the most tax efficient outcome reasonably practicable, a board of directors of the combined company consisting of five persons (with MKD Taiwan having the right to appoint three directors, the Sponsor having the right to appoint one director, and one independent director to be mutually agreed between MKD Taiwan and the Sponsor), a management team of the combined company consisting of Ming-Chia Huang as Chief Executive Officer and Min-jie Cui as Chief Financial Officer, and a sixty (60) day exclusivity period.

On March 23, 2023, representatives of Cetus Capital, MKD Taiwan, ARC Group, Pryor Cashman LLP, legal counsel to Cetus Capital (“Pryor Cashman”), and Sichenzia Ross Ference Carmel LLP (“SRFC”), legal counsel to MKD Taiwan, held a videoconference call to discuss the process and timeline for negotiating and executing a definitive Business Combination Agreement and for each side to perform a due diligence review of the other.

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On March 28, 2023, Pryor Cashman and SRFC had an initial conference call to discuss the structure of the business combination, noting that it was the intention that the post-closing public entity would be domiciled in the BVI or the Cayman Islands, and that it would qualify as a foreign private issuer under the Exchange Act.

Also on March 28, 2023, Pryor Cashman sent to SRFC a legal due diligence request list with respect to MKD Taiwan and its subsidiaries, and SRFC sent to Pryor Cashman a legal due diligence request list with respect to Cetus Capital. Between March 28, 2023 and the signing of the Business Combination Agreement, Pryor Cashman and SRFC conducted their respective due diligence investigations, with Pryor Cashman providing its initial response to SRFC’s due diligence request on March 30, 2023 and with SRFC making the data room with respect to MKD Taiwan available to Pryor Cashman on April 13, 2023. Thereafter, requests for additional materials and information were made and fulfilled, follow-up questions were asked and answered, and summaries of the diligence materials were provided to Cetus Capital and MKD Taiwan by their respective legal counsel.

Following the initial videoconference call on March 23, 2023, until the signing of the Business Combination Agreement, MKD Taiwan and Cetus Capital, and their respective representatives and advisors, worked together and held several conference calls to analyze and determine the structure for the business combination. Following such analysis, it was determined that a holding company would be formed in the BVI, with the securities of such holding company to be listed on Nasdaq, and with such holding company forming two wholly owned BVI subsidiaries for purposes of effecting the Acquisition Merger and the SPAC Merger.

On May 5, 2023, SRFC sent an initial draft of the Business Combination Agreement to Cetus Capital and Pryor Cashman. Pursuant to the draft, the transaction consideration was $230 million. All of the consideration would be paid in shares of common stock at a price of $10.00 per share. Following the Closing, the PubCo Board would consist of five directors, with MKD Taiwan having the right to appoint three directors, the Sponsor having the right to appoint one director, and one independent director to be mutually agreed between MKD Taiwan and the Sponsor, and for a management team consisting of Ming-Chia Huang as Chief Executive Officer and Min-jie Cui as Chief Financial Officer. The draft did not provide for any break-up fees or provide for the payment of Cetus Capital’s extension fees.

Following the delivery of the initial draft of the Business Combination Agreement, further details regarding the proposed structure of the transaction, and of the Taiwan Reorganization, were determined, with Pryor Cashman and SRFC having calls and correspondence regarding the details. On May 17, 2023, SRFC delivered to Pryor Cashman a revised draft of the Business Combination Agreement that reflected the revised structure, with Pryor Cashman, Ogier, BVI legal counsel to Cetus Capital, and Lee and Li, Taiwan legal counsel to MKD Taiwan, providing comments in the days thereafter.

Several additional drafts of the Business Combination Agreement, and of the exhibits thereto, were exchanged among the parties over the next month, with the last revised draft being circulated by SRFC on June 16, 2023. The most significant items that were subject to negotiation and update in the various revised drafts of the Business Combination Agreement were: (A) an increase in the size of the post-closing PubCo Board from five directors to seven directors, with MKD Taiwan having the right to appoint five directors and with the Sponsor having the right to appoint two directors; (B) the addition of a representation and warranty by MKD Taiwan regarding its top five customers and suppliers; (C) the removal of a closing condition whereby Cetus Capital would be required to have not less than $5,000,001 in net tangible assets at closing; (D) an extension of the deadline for the completion of the Taiwan Reorganization to September 30, 2023; (E) an extension of the deadline for the preparation of the financial statements of MKD Taiwan to August 31, 2023; (F) an extension of the deadline for PubCo, Merger Sub 1 and Merger Sub 2 to become a party to the Business Combination Agreement to July 31, 2023; (G) the addition of a provision regarding responsibility for making extension payments if the Business Combination is not closed prior to the expiration of the Business Combination Period (as it may be extended from time to time as described in the Existing Charter); (H) the addition of a termination right in the event that the Taiwan Reorganization does not close on or prior to September 30, 2023 and in the event that PubCo, Merger Sub 1 and Merger Sub 2 do not become a party to the Business Combination Agreement on or prior to July 31, 2023 (with MKD Taiwan to be responsible for the fees and expenses incurred by Cetus Capital in the event that Cetus Capital terminates the Business Combination Agreement for these reasons); and (I) details regarding the scope of, and the limitations on, MKD Taiwan’s indemnification obligations for certain matters under the Business Combination Agreement.

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The Cetus Board met via teleconference on June 12, 2023 to consider and discuss the proposed business combination with MKD Taiwan, which was attended by all of the members of the Cetus Board as well as by representatives of Pryor Cashman. Representatives of Pryor Cashman discussed with the Cetus Board their fiduciary duties under Delaware law, summarized the process to date and reviewed the provisions of the proposed Business Combination Agreement and other agreements and documents to be approved by the Cetus Board in connection with the proposed Business Combination, copies of which had been previously provided to the Cetus Board, noting any key differences with the non-binding term sheet that was executed in March 2023. Mr. Sun, the President, CEO and Chairman of the Cetus Board then discussed the principal considerations and key strategic rationales with respect to the proposed business combination with MKD Taiwan as well as other transaction considerations. Following discussion, the Cetus Board unanimously authorized and approved the Business Combination Agreement, the related agreements and the transactions contemplated thereby, substantially in the form provided to the Cetus Board, subject to any final changes as may be approved by management, and recommended the approval and adoption of the Business Combination Agreement by Cetus Capital’s stockholders.

On June 20, 2023, Cetus Capital, MKD Taiwan and MKD BVI executed the Business Combination Agreement. Following the closing of the U.S. stock markets on June 26, 2023, Cetus Capital filed a Current Report on Form 8-K with the SEC announcing the execution of the Business Combination Agreement, with the Business Combination Agreement being filed as an exhibit thereto.

On July 31, 2023, the parties to the Business Combination Agreement entered into a First Addendum to the Business Combination Agreement, pursuant to which (A) MKDWELL Tech Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to PubCo thereunder and (B) the parties agreed to extend the date by which PubCo, Merger Sub 1 and Merger Sub 2 must execute an addendum to become parties to the Business Combination Agreement from July 31, 2023 to August 20, 2023.

On August 10, 2023, MKDMerger1 Inc. and MKDMerger2 Inc. each executed and delivered a Second Addendum to the Business Combination Agreement, pursuant to which (A) MKDMerger1 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 1 thereunder and (B) MKDMerger2 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 2 thereunder.

On November 19, 2023, the parties to the Business Combination Agreement entered into a Third Addendum to the Business Combination Agreement to extend the Termination Date from November 3, 2023 to February 1, 2024.

The Cetus Board’s Reasons for Approving the Business Combination

Prior to reaching the decision to approve the Business Combination Agreement, Cetus Capital’s directors reviewed MKD Taiwan’s business results and financial due diligence conducted by Cetus Capital’s management and third party legal and financial advisors, which included:

1.	Discussion with MKD Taiwan’s management on business model.

2.	Analysis and review of MKD Taiwan’s historical financial statements.

3.	Review of MKD Taiwan’s revenue model.

4.	Interviews with senior executives from various business departments of MKD Taiwan and its subsidiaries.

5.	Discussions with the CEO and senior management of MKD Taiwan on future growth strategy.

6.	Discussions with the founders of MKD Taiwan on investor support and future capital markets strategy.

7.	Review of MKD Taiwan’s material business contracts.

8.	Review of MKD Taiwan’s related party transactions.

9.	Review of prevailing industry changes and challenges in the COVID-19 era for companies in the business of MKD Taiwan, and the possible strategies in facing these changes and challenges.

10.	Legal due diligence review conducted by Cetus Capital’s legal counsel.

11.	Assessment of total addressable market, its key competitors, competitive advantages, and barriers of entry.

12.

Review of MKD Taiwan’s financial projections and any changes thereto, as set forth in the section titled “Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion – Comparable Company Considerations” appearing below in this proxy statement/prospectus.

13.	Review of the aggregate consideration to be issued to the stockholders of MKD BVI upon the Closing of the Business Combination.

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When considering the Business Combination with MKD Taiwan, the Cetus Board reviewed the information available, and considered, among other things, a number of factors as generally supporting its decision to enter into the Business Combination Agreement, including, but not limited to, the following material factors:

●	High-Growth Business Model. The automobile industry in which MKD Taiwan operates has been undergoing rapid electrification over the past decade, thus leading to the expectation of increasing demand for the products that MKD Taiwan develops and sells.

●	Attractive Valuation. The Cetus Board reviewed the enterprise value and implied valuation multiples of select public companies, which management of Cetus Capital deemed relevant based on its professional judgment and expertise. Cetus Capital management found that MKD Taiwan’s implied pre-money equity value of approximately $[●] million added to net debt as of December 31, 2022 for a total of $[●] million enterprise value equaled [●]x estimated trailing twelve months proforma revenue of $[●] million, an attractive valuation relative to the peer set.

●	Attractive Opportunity for Growth. MKD Taiwan has attractive growth strategies. It is dedicated to expanding its penetration of the consumer and automotive electronics market by providing superior customer service and breadth of relevant products and solutions at attractive price points.

●	Financial Condition. The Cetus Board considered factors such as MKD Taiwan’s business operations, general outlook, the expected length of time that MKD Taiwan would be able to continue operating its business in the normal course based on its current cash and cash equivalents and expected cash to be received from the Trust Account in connection with the closing of the Business Combination. The Cetus Board expects that the net proceeds from the Business Combination, together with MKD Taiwan’s available resources and existing cash and cash equivalents, will enable it to fund its operating expenses and capital expenditure in the foreseeable future following the Closing of the Business Combination.

●	Stockholder Liquidity. The obligation in the Business Combination Agreement to have PubCo Ordinary Shares issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, has the potential to offer Cetus Capital stockholders greater liquidity.

●	Lock-Up. The Sponsor has agreed to be subject to a one hundred eighty (180) day lockup in respect of its PubCo Ordinary Shares and certain current stockholders, officers and directors of MKD Taiwan have agreed to be subject to a one hundred eighty (180) day lockup in respect of their PubCo Ordinary Shares, in each case, subject to certain customary exceptions, which will provide important stability to the leadership and governance of the Combined Company.

●	Commercial Due Diligence. The Cetus Board considered the commercial and financial due diligence that was undertaken by Cetus Capital management and its advisors.

●	Other Alternatives. The Cetus Board believes, after a thorough review of other business combination opportunities reasonably available to Cetus Capital, that the Business Combination represents the best initial business combination for Cetus Capital and the most attractive opportunity for management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the Cetus Board’s belief that such process has not presented a better alternative.

●	Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Cetus Capital and MKD Taiwan.

●	Experienced Management Team. MKD Taiwan’s senior management team and board of directors have significant experience in the technology and electronics industry.

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When considering the Business Combination with MKD Taiwan, the Cetus Board also considered, among other things, a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including, without limitation, the following:

1.	The risks that are associated with the combined company being a publicly traded company with a management team with limited experience operating a public company.

2.	The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframes.

3.	The risk that certain key employees of MKD Taiwan may not choose to remain with the Combined Company following the Closing of the Business Combination.

4.	The risk that a substantial number of Public Stockholders will elect to redeem their Public Shares in connection with the Special Meeting, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash resources available to the Combined Company for the operation of its business.

5.	The risk that MKD Taiwan may fail to maintain important business relationships with key suppliers, customers and business partners.

6.	The possibility of litigation challenging the Business Combination or the Combined Company following the Closing of the Business Combination.

7.	The risk that the Cetus Board may not have properly valued MKD Taiwan’s business.

8.	The risk that the announcement of the Business Combination and potential diversion of MKD Taiwan’s management and employee attention may adversely affect MKD Taiwan’s operations.

9.	The risk that the Business Combination may not be consummated in a timely manner or that the Closing might not occur despite the efforts of the parties thereto, including by reason of a failure to obtain the approval of Cetus Capital’s stockholders to the Business Combination and the other proposals described in this proxy statement/prospectus.

10.	The risk that the Closing of the Business Combination is conditioned on the satisfaction of certain conditions that are not within Cetus Capital’s control.

11.	The fact that the Public Stockholders will likely hold a minority position in PubCo following the Closing of the Business Combination, which will limit the ability of the Public Stockholders to influence the outcome of important transactions, including a change in control.

12.	The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

13.	The other risks described in the “Risk Factors” section of this proxy statement/prospectus.

The Cetus Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. As noted above, Cetus Capital’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the business combination with MKD Taiwan. In addition, Cetus Capital’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Cetus Board in valuing MKD Taiwan’s business and assuming the risk that MKD Taiwan may not have properly valued such business.

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Cetus Capital entered into an agreement with ARC Group on February 10, 2023 pursuant to which Cetus Capital engaged ARC Group as merger and acquisition advisor in connection with the identification of and negotiations with potential business combination targets and other financial advisory services as agreed upon (such agreement, the “ARC Engagement Agreement”). Cetus Capital selected ARC Group to assist the Cetus Board due to ARC Group’s experience in finance and merger and acquisition expertise particularly in the SPAC area as well as its global contacts, particularly throughout Southeast Asia. The ARC Engagement Agreement provided that Cetus Capital would pay to ARC Group an initial service fee of $170,000, a monthly fee of $10,000, cash payments upon the achievement of various milestones and a success fee in a negotiated amount (which success fee, at the election of ARC Group, would be paid in equity of the surviving entity with a 50% discount to the post-merger valuation). Cetus Capital also granted to ARC Group a right of first refusal to any future public and private equity, equity linked and debt offerings of Cetus Capital (or any of its successors or subsidiaries) and a right of first refusal to continue as exclusive financial advisor of Cetus Capital, each for a period of twenty-four (24) months after the closing of the business combination. The ARC Engagement Agreement contains no indemnification or lock-up provisions and is governed by the laws of the State of New York.

During its engagement with Cetus Capital, ARC Group introduced to Cetus Capital approximately five potential targets for acquisition. ARC Group helped coordinate meetings, interviews and correspondence with potential targets and assisted Cetus Capital with the comparable company analysis as set forth on page 79 of this proxy statement/prospectus, which analysis was based on financial forecasts provided by MKD Taiwan and from publicly available consensus research and analysts’ estimates from the Factset Research Systems Inc. database as of March 15, 2023, as well as other publicly available information. Other than the comparable company analysis noted above, which was prepared on or about March 27, 2023, several months prior to the execution and delivery of the Business Combination Agreement and the preparation of the registration statement of which this proxy statement/prospectus forms a part, ARC Group was not involved in the preparation of any of the disclosures contained in this proxy statement/prospectus or any material underlying such disclosures (or the review thereof), nor did it prepare any other materials that were reviewed by the Cetus Board or management in connection with its consideration of the Business Combination.

On May 15, 2023, ARC Group submitted a letter of termination of the ARC Engagement Agreement, alleging the delayed payment of fees, which was accepted by Cetus Capital. Following the termination of the ARC Engagement Agreement, ARC Group and Cetus Capital engaged in a brief discussion about renewing the engagement, but decided to not proceed with such renewal. ARC Group has disclaimed liability for any disclosures included in the registration statement with which ARC Group was involved and has withdrawn its association with any materials ARC Group provided to the Cetus Board or management in connection with its consideration of the Business Combination, which, as noted above, was limited to assisting in the preparation of the comparable company analysis set forth on page 79 of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, Cetus Capital has paid to ARC Group pursuant to the ARC Engagement Agreement the initial service fee of $170,000 and monthly fees for three (3) months (for total monthly fees of $30,000). A milestone payment in the amount of $50,000 remains due and payable. Other than the foregoing, no further payments are due and payable by Cetus Capital to ARC Group pursuant to the ARC Engagement Agreement and ARC Group has waived the payment of any such fees.

Cetus Capital has discussed the disclosures relating to the termination of the ARC Engagement Agreement contained in this proxy statement/prospectus with ARC Group, and the feedback that Cetus Capital received from ARC Group is reflected in the disclosures contained in this proxy statement/prospectus. Investors are cautioned not to place any reliance on the fact that ARC Group has been previously involved with the transaction described in this proxy statement/prospectus, particularly given the fact that ARC Group has disclaimed liability for any disclosures included herein with which ARC Group was involved and has withdrawn its association with any materials ARC Group provided to the Cetus Board or management in connection with its consideration of the Business Combination. Cetus Capital does not expect that the termination of the ARC Engagement Agreement will meaningfully impact the Business Combination.

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion

The following is a summary of the financial analyses prepared by Cetus Capital management and its advisors and reviewed by the Cetus Board in connection with the valuation of MKD Taiwan. The summary set forth below does not purport to be a complete description of the analysis performed or factors considered by Cetus Capital nor does the order of the analysis described represent the relative importance or weight given to those analysis by the Cetus Board. Cetus Capital may have deemed various assumptions more or less probable than other assumptions, so the implications of the analysis summarized below should not be taken to be Cetus Capital’s view of the actual value of MKD Taiwan.

Certain Projected Financial Information

The projections set out below were requested by, and disclosed to, Cetus Capital in March 2023 for use as a component of its overall evaluation of MKD Taiwan and are included in this proxy statement/prospectus because they were provided to the Cetus Board for its evaluation of the Business Combination. Neither the management of MKD Taiwan nor any of its representatives, advisors or affiliates has made or makes any representation to any person regarding the ultimate performance of MKD Taiwan compared to the information contained in the projections. Although the assumptions and estimates on which the forecasts for revenue and costs are based are believed by MKD Taiwan’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond MKD Taiwan’s control. While all forecasts are necessarily speculative, MKD Taiwan believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. Readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. MKD Taiwan will not refer back to the financial projections in its future periodic reports filed under the Exchange Act.

MKD Taiwan provided preliminary projections on the actual operations of MKD Taiwan and its subsidiaries and future plans, which projections reflected estimated revenue for 2023 and 2024 of US$10.6 million and US$59.6 million, respectively, and estimated EBITDA for 2023 and 2024 of US$2.4 million and US$30.4 million, respectively.

While the projections still reflect the views of MKD Taiwan’s management on future performance, there could be changes in geo-political factors, macro-economic conditions, the cyclical nature of the technology industry, new technology innovations and other factors. As a result of these unpredictable changes, MKD Taiwan believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty. MKD Taiwan will further revise the forecasts to reflect the occurrence of future events prior to the Business Combination.

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In order to fully understand the preliminary financial projections, the data must be read together with the text of the summary, as the data alone does not constitute a complete description of the financial analysis performed by MKD Taiwan. Considering the data below without considering all financial projection or factors or the full narrative description of such analysis or factors, including the methodologies and assumptions underlying such analysis or factors, could create a misleading or incomplete view of the processes underlying the financial analysis and the recommendation of the Cetus Board.

In preparation of the projections, MKD Taiwan considered a number of factors and made various material assumptions based on best estimates at the time the projections were prepared and that speak only as of that time. These factors and various material assumptions include industry market conditions, financial operating conditions, human resources conditions, R&D technology, patent layout development, marketing conditions, manufacturing and product quality in the next five years.

MKD Taiwan does not as a matter of course make public projections as to future sales, earnings or other results. However, MKD Taiwan’s management has prepared the prospective financial information set forth in this section to present the key elements of the forecasts provided to Cetus Capital. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of MKD Taiwan’s management, was prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time the information was delivered to MKD Taiwan, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of MKD Taiwan at the time the information were delivered to Cetus Capital. However, this information does not reflect statements of fact. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither Cetus Capital’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD Technologies,” as well as the audited financial statements of MKD Taiwan included elsewhere in this proxy statement/prospectus.

Comparable Company Considerations

Cetus Capital identified several publicly traded companies comparable to the business operations of MKD Taiwan and reviewed these comparables with its M&A and capital markets advisor. According to the analysis of the data of our comparable companies, the public access to information in the core market shows that the products and markets of these companies are comparable to those of MKD, and there is a direct reference value in the results of “Enterprise value (EV)” and “income” and “EBITDA”. However, in the internal valuation discussion of Cetus Capital, a comprehensive assessment was made on MKD’s “industrial capacity valuation”, “SWOT valuation”, and other aspects, and the evaluation results were provided to the Cetus Board. The Cetus Board concluded that MKD Taiwan compared favorably on key operating metrics.

Cetus Capital believes that MKD Taiwan’s technology is unique and MKD Taiwan’s growth prospects may differ substantially to the comparable companies that it reviewed. In determining the consideration to be paid in the Business Combination, Cetus Capital analyzed the revenue and EBITDA multiples of the following companies as based on the analysis of these companies and revenue estimates it obtained from public filings and equity research reports, the average of median as the lower and upper bounds of the revenue multiple and EBITDA multiple ranges for the selected companies’ prevailing revenue and EBITDA multiples.

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March 2023 Projections

The Cetus Board was presented with the enterprise value (“EV”) divided by revenue and EBITDA for each of the selected public comparable companies. Estimates were based on publicly available consensus research and analysts’ estimates from the Factset Research Systems Inc. database as of March 15, 2023 and from other publicly available information. The EV/EBITDA multiple method is an increasingly common valuation method used by professional investors. The main advantage of this method is the clearer measurement of corporate earnings by the EBITDA indicator, and the stronger relationship between this indicator and corporate value. However, in some specific industries, due to industry characteristics and accounting regulations, the relationship may be distorted to a certain extent. In these cases, users need to make certain adjustments to the EBITDA indicator to restore its relationship to enterprise value. The MKD Taiwan liability forecast data obtained in March 2023 included automotive intelligent electronic devices, AIOT, camping RVs and their bases, ODM and other major products, according to which the MKD Taiwan assessment report is made.

		EV/Revenue		EV/EBITDA
Company Name	TICKER	2023E	2024E	2023E	2024E
Qorvo, Inc.	QRVO	3.41	2.88	15.66	9.73
MACOM Technology Solutions Holdings, Inc.	MTSI	7.38	6.81	22.09	20.42
Gentex Corporation	GNTX	2.71	2.45	10.79	8.90
Silicon Laboratories Inc.	SLAB	5.20	4.51	26.45	22.29
Aptiv PLC	APTV	1.88	1.66	13.24	10.82
Analog Devices, Inc.	ADI	7.98	7.78	15.65	15.72

Maximum:		7.98	7.78	26.45	22.29
Minimum:		1.88	1.66	10.79	8.90
Median:		4.30	3.69	15.66	13.27
Mean:		4.76	4.35	17.32	14.65

MKD Technologies Inc.		21.72	3.86	97.73	7.57

September 2023 Projections

On September 7, 2023 , MKD Taiwan revised the sales and financial forecasts that were previously provided to and evaluated by Cetus Capital. The main revisions arise from factors including global competition, geopolitics, the U.S. Federal Reserve’s interest rate hikes, the overall market economy, and the Chinese economy and youth unemployment rate. Factors such as the unemployment rate have led to changes in MKD Taiwan’s product sales mix and marketing layout in China. The main sales difference is due to the revision of sales figures for campervan camp operations and management as a result of the slowdown in China’s economic factors. The MKD Taiwan revenue forecast data obtained in March 2023 included automotive smart electronic devices, AIOT, camping RV and its base, ODM and other major products, but the MKD Taiwan inventory forecast obtained in September 2023 lacks the camping RV and its base sales forecast in 2023 and 2024, according to which the MKD Taiwan assessment report is made. The layout of this business operation has been changed from the original radical layout to a slow growth layout. As a result, the sales layout has changed, so that the estimated figures provided to Cetus Capital in March 2023 have been adjusted. The adjusted projected sales and financial forecasts are as follows: projected revenue of US$5.26 million and US$7.72 million in 2023 and 2024, respectively, and projected EBITDA in 2023 and 2024 of US$0.35 million and US$1.09 million, respectively. The actual revenue data are used for the first half of 2023 and the existing order data are used for the second half of 2023, so the projected revenue growth rate for the whole year of 2023 is 67%. According to Research and Markets analysis, China’s automotive electronics market will grow at an average annual rate of 13% by 2030. Therefore, assuming that the company will be in a period of business growth in the next five years, and the growth rate is higher than 13%, under conservative estimates, the annual revenue growth rate will decline by about 30%, and from 2028, the company’s business growth rate will be comparable to 13%. Therefore, the revenue growth rate in 2024 is 67% * (100% La 30%) = 46.9%. And 2023 and 2024 gross profit margin to maintain 34% in 2022, “assuming that the company’s product and business structure, cost structure  does not change significantly, the performance forecast to 2025-2027 financial forecast basis, automotive intelligent electronic devices, AIoT and other (ODM) projects: on the basis of sales revenue in the previous year, the forecast is based on an increase of 45%. The number of camping RVs and their base projects in 2025-2027 is expected to reach 300 in these three years, and will be allocated to each year under this plan. The table reflecting these revised estimates is set forth below.

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	Fiscal Year Ending December 31,
US$ in millions	2023E	2024E	2025E	2026E	2027E
Automotive Electronic	2.782	2.812	4.077	5.912	8.868
AIIoT System	0.647	0.647	0.938	1.360	2.039
Other (ODM/OEM)	1.519	1.519	2.203	3.194	4.792
Camper	0.313	2.743	9.619	21.643	28.858
Total Revenues	5.260	7.721	16.837	32.110	44.557
Year-on-Year Growth%	67.6%	46.8%	118.1%	90.7%	38.8%
Gross Profit	1.795	2.635	7.974	16.287	22.231
Gross Margin%	34.1%	34.1%	47.4%	50.7%	49.9%
EBITDA	0.354	1.099	5.965	14.050	19.628
EBITDA Margin%	6.7%	14.2%	35.4%	43.8%	44.1%
Depreciation and Amortization	0.479	0.499	0.577	0.837	1.256
EBIT	(0.12)	0.600	5.388	13.213	18.372
EBIT Margin%	(2.37)%	7.8%	32.0%	41.2%	41.2%
(Loss) Income Before Income Tax Expenses	(0.514)	0.187	5.282	13.139	18.337
Income tax expenses	0.000	(0.047)	(0.792)	(1.971)	(2.751)
Net Profit (Loss)	(0.514)	0.140	4.489	11.168	15.586
Net Profit (Loss) Margin%	(9.8)%	1.8%	26.7%	34.8%	35.0%

After revising the financial forecast as described above, MKD Taiwan’s projections have been revised as set forth in the tables below.

	EV/Revenue		EV/EBITDA
Company Name	2023E	2024E	2023E	2024E
MKD Taiwan (March 2023)	21.72	3.86	97.73	7.57
MKD Taiwan (September 2023)	43.73	29.79	657.14	209.09

September 2023 modified forecast	EV/Revenue
Valuation	2023E	2024E	2025E	2026E	2027E
230 million	43.73	29.79	13.66	7.16	5.16

September 2023 modified forecast	EV/ EBITDA
Valuation	2023E	2024E	2025E	2026E	2027E
230 million	657.14	209.09	38.56	16.37	11.72

Required Vote

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. It is important for you to note that in the event that the Business Combination Proposal is not approved, then Cetus Capital will not consummate the Business Combination.

Recommendation of the Cetus Board

After careful consideration, the Cetus Board determined that the Business Combination is in the best interests of Cetus Capital and its stockholders. On the basis of the foregoing, the Cetus Board has approved and declared advisable the Business Combination and recommends that you vote or give instructions to vote “FOR” the Business Combination Proposal. Cetus Capital’s directors have interests that may be different from, or in addition to your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

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PROPOSAL No. 2
THE NASDAQ PROPOSAL

Overview

Cetus Capital is asking its stockholders to approve the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Business Combination Agreement, PubCo may issue up to approximately 23,000,000 PubCo Ordinary Shares to the former stockholders of MKD BVI and up to [●] PubCo Ordinary Shares to the former stockholders of Cetus Capital as part of the Business Combination. See the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Consideration.” Because the number of PubCo Ordinary Shares to be issued to the former shareholders of MKD BVI in the Business Combination will constitute more than 20% of the outstanding shares of Cetus Common Stock and more than 20% of outstanding voting power prior to such issuance, Cetus Capital may be required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(a).

Up to a maximum of approximately 23,000,000 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI. Pursuant to the Business Combination Agreement, the total number of PubCo Ordinary Shares that will be issued to MKD BVI shareholders is “the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date.” As of August 8, 2023, MKD BVI owns 17,011,476 of the 27,278,652 issued and outstanding shares of MKD Taiwan, or approximately 62.36%. The “Aggregate Merger Consideration” means $230,000,000 as stipulated in the Business Combination Agreement. Assuming no further adjustments result from the “Closing Company Debt” and the “Closing Company Cash,” and assuming that MKD BVI continues to own 62.36% of the equity interest of MKD Taiwan on the closing date of the Business Combination, an aggregate of 14,343,228 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, PubCo would issue to the former shareholders of MKD BVI a number of PubCo Ordinary Shares representing more than 20% of the outstanding shares of Cetus Common Stock in connection with the Business Combination. The issuance of such shares would result in significant dilution to the Cetus Capital stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of PubCo. If the Nasdaq Proposal is adopted, assuming that 14,343,228 PubCo Ordinary Shares are issued to the former stockholders of MKD BVI as consideration in the Business Combination, it is anticipated that the former MKD BVI shareholders will hold approximately 62.7% of the outstanding PubCo Ordinary Shares and the current Cetus Capital Public Stockholders will hold approximately 29.3% of the outstanding PubCo Ordinary Shares immediately following the Closing of the Business Combination. This percentage assumes that no Public Shares are redeemed in connection with the Business Combination and does not take into account any options or warrants to purchase shares of Cetus Common Stock (or PubCo Ordinary Shares) that will be outstanding following the Business Combination.

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If the Nasdaq Proposal is not approved and Cetus Capital consummates the Business Combination on its current terms, Cetus Capital would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in either the delisting of the securities of Cetus Capital from Nasdaq or the failure by Nasdaq to approve PubCo’s listing application. If Nasdaq delists the securities of Cetus Capital from trading on its exchange, the stockholders of Cetus Capital could face significant material adverse consequences, including:

●	a limited availability of market quotations for Cetus Capital’s securities;

●	reduced liquidity with respect to Cetus Capital’s securities;

●	a determination that Cetus Capital shares are a “penny stock,” which will require brokers trading in Cetus Capital’s securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Cetus Capital securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of Cetus Capital and MKD Taiwan to close the Business Combination that the PubCo Ordinary Shares be approved for listing on Nasdaq. As a result, if the Nasdaq Proposal is not adopted, and Nasdaq does not approve PubCo’s listing application, the Business Combination may not be completed.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date present in person or represented by proxy at the Special Meeting on this Proposal 3 and entitled to vote thereon is required to approve the Nasdaq Proposal. An abstention will have the effect of a vote “AGAINST” Proposal 2.

This Proposal 2 is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, Proposal 2 will have no effect even if approved by Cetus Capital’s stockholders. Because stockholder approval of this Proposal 2 is a condition to completion of the Business Combination under the Business Combination Agreement, if this Proposal 2 is not approved by Cetus Capital’s stockholders, the Business Combination will not occur unless Cetus Capital and MKD Taiwan waive the applicable closing condition.

Recommendation of the Cetus Board

The Cetus Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

The existence of financial and personal interests of one or more of Cetus Capital’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Cetus Capital and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

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PROPOSAL No. 3
THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Cetus Capital and MKD Taiwan have agreed that PubCo shall adopt the 2023 Share Incentive Plan (the “2023 Plan”). The 2023 Plan provides for the issuance of up to an aggregate of [●] PubCo Ordinary Shares.

The following is a summary of certain terms and conditions of the 2023 Plan. This summary is qualified in its entirety by reference to the 2023 Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the 2023 Plan.

Summary of the 2023 Plan

Types of Awards. The 2023 Plan permits the awards of shares, dividend equivalent, option, restricted share, restricted share unit, share appreciation right or other right or benefit under the 2023 Plan.

Plan Administration. The 2023 Plan shall be administrated by the Board of Directors or any committee created and appointed by the Board to administer the plan.

Eligibility. PubCo’s employees, directors and consultants are eligible to participate in the 2023 Plan. An employee, director or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2023 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by PubCo and the grantee, including any amendments thereto.

Conditions of Award. PubCo’s board of directors or any entity appointed by its board of directors to administer the 2023 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between PubCo and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2023 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award. Any award granted under the 2023 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2023 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to PubCo in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2023 Plan. The Board may at any time (A) terminate or amend the 2023 Plan in any respect, including without limitation amendment of any form of award agreement or other instrument to be executed pursuant to the 2023 Plan, provided that any amendment or termination that has a material and adverse effect on the rights of grantees shall require their consents; and, (B) terminate any and all outstanding options or share appreciation rights upon a winding up or liquidation of PubCo, followed by the payment of creditors and the distribution of any remaining funds to the PubCo’s shareholders.

Required Vote

Approval of the Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Cetus Board

The Cetus Board recommends a vote “FOR” adoption of the Incentive Plan Proposal.

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PROPOSAL NO. 4
THE PUBCO CHARTER PROPOSAL

The PubCo Charter Proposal, if approved, will approve the following material differences between the Existing Charter and PubCo’s proposed amended and restated memorandum and articles of association (the “Proposed PubCo Charter”) to be in effect following the Closing of the Business Combination.

●	the name of the new public entity will be “MKDWell Tech Inc.” as opposed to “Cetus Capital Acquisition Corp.”;

●	the Existing Charter authorizes Cetus Capital to issue up to 54,000,000 shares of Cetus Common Stock with a par value of $0.0001 per share, of which 50,000,000 shares are Class A common stock and 4,000,000 shares are Class B common stock. The Proposed PubCo Charter will authorize PubCo to issue 100,000,000 shares of a par value of US$0.0001 each divided into (a) ordinary shares and (b) five (5) classes of preferred shares;

●	PubCo’s corporate existence is perpetual as opposed to Cetus Capital’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

●	the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.

In the judgment of the Cetus Board, the PubCo Charter Proposal is desirable for the following reasons:

●	The name of the new public entity is desirable to reflect the Business Combination with MKD Taiwan and the combined business going forward.

●	The authorized increased share capital is in compliance with BVI laws and desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

●	the provisions that relate to the operation of Cetus Capital as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

This summary is qualified by reference to the complete text of the Proposed PubCo Charter, as will be in effect assuming approval of the PubCo Charter Proposal and upon consummation of the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex B.

For a detailed comparison of the Existing Charter and the Proposed PubCo Charter, see “Comparison of Shareholders’ Rights.”

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the following material differences between the Existing Charter and the Proposed PubCo Charter to be in effect following the Business Combination be approved in all respects:

●	the name of the new public entity will be “MKDWell Tech Inc.” as opposed to “Cetus Capital Acquisition Corp.”;

●	the Existing Charter authorizes Cetus Capital to issue up to 54,000,000 shares of Cetus Common Stock with a par value of $0.0001 per share, of which 50,000,000 shares are Class A common stock and 4,000,000 are Class B common stock. The Proposed PubCo Charter will authorize PubCo to issue 100,000,000 shares of a par value of US$0.0001 each divided into (a) ordinary shares and (b) five (5) classes of preferred shares;

●	PubCo’s corporate existence is perpetual as opposed to Cetus Capital’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

●	the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.”

Required Vote

Approval of the PubCo Charter Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval of the PubCo Charter Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the PubCo Charter Proposal will not be presented at the Special Meeting.

Recommendation of Cetus Board

The Cetus Board recommends a vote “FOR” adoption of the PubCo Charter Proposal.

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PROPOSAL NO. 5

THE ADVISORY PUBCO CHARTER PROPOSAL

Overview

In connection with the Business Combination, Cetus Capital is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed PubCo Charter. This separate vote is not otherwise required by Delaware law separate and apart from the PubCo Charter Proposal but, pursuant to SEC guidance, Cetus Capital is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Cetus Capital or the Cetus Board (separate and apart from the approval of the PubCo Charter Proposal). In the judgment of the Cetus Board, these provisions are necessary to adequately address the needs of PubCo. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory PubCo Charter Proposal (separate and apart from approval of the PubCo Charter Proposal).

Cetus Capital stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed PubCo Charter and the Existing Charter, which are being presented in accordance with the requirements of the SEC as separate sub-proposals:

●	Advisory PubCo Charter Proposal A – To change the name of the new public entity from “Cetus Capital Acquisition Corp.” to “MKDWell Tech Inc.”;

●	Advisory PubCo Charter Proposal B – To provide for the authorization in the Proposed PubCo Charter of a 100,000,000 shares of a par value of US$0.0001 each divided into (a) ordinary shares and (b) five (5) classes of preferred shares, rather the authorization by the Existing Charter of 54,000,000 shares of Cetus Common Stock with a par value of $0.0001 per share, of which 50,000,000 shares are Class A common stock and 4,000,000 shares are Class B common stock;

●	Advisory PubCo Charter Proposal C – To provide that PubCo’s corporate existence shall be perpetual as opposed to the corporate existence of Cetus Capital terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

●	Advisory PubCo Charter Proposal D – To remove from the Proposed PubCo Charter the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.

Reasons for the Advisory PubCo Charter Amendments

In the judgment of the Cetus Board, the Advisory PubCo Charter Proposals are desirable for the following reasons:

●	The name of the new public entity is desirable to reflect the Business Combination with MKD Taiwan and the combined business going forward.

●	The authorized increased share capital is in compliance with BVI laws and desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

●	the provisions that relate to the operation of Cetus Capital as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Required Vote

Approval of the Advisory PubCo Charter Proposals requires the affirmative vote of the holders of a majority of the shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval of the Advisory PubCo Charter Proposals is non-binding and not conditioned on any other proposal that is presented at the Special Meeting.

Recommendation of Cetus Board

The Cetus Board recommends a vote “FOR” adoption of the Advisory PubCo Charter Proposal.

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PROPOSAL NO. 6

THE ADVISORY DIRECTOR ELECTION PROPOSAL

In connection with the Business Combination, Cetus Capital is asking its stockholders to vote upon, on a non-binding advisory basis, a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of seven (7) directors who, upon consummation of the Business Combination, will become directors of PubCo. The stockholder vote regarding this proposal is an advisory vote, and thus is not binding on Cetus Capital or the Cetus Board. Moreover, the Business Combination is not conditioned on the separate approval of this proposal.

It is proposed that the Board of Directors of PubCo, immediately following the Closing of the Business Combination, consist of the following seven (7) directors: Mr. Ming-Chia Huang, Mr. Ming-Chao Huang, Mr. Chih-Hsiang Tang, Mr. Chung-Yi Sun, Mr. Jung-Te Chang, [●] and [●]. Information regarding the foregoing proposed directors is set forth in the section of this proxy statement/prospectus entitled “PubCo’s Directors and Executive Officers After the Business Combination.”

If the Business Combination Proposal is not approved, the Advisory Director Election Proposal will not be presented at the Special Meeting. The Business Combination is not conditioned upon the approval of the Advisory Director Election Proposal. Notwithstanding the approval of the Advisory Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Director Election Proposal will not be effected.

Required Vote

Approval of the Advisory Director Election Proposal requires the affirmative vote of the holders of a majority of the shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval of the Advisory Director Election Proposal is non-binding and not conditioned on any other proposal that is presented at the Special Meeting.

Recommendation of Cetus Board

The Cetus Board recommends a vote “FOR” adoption of the Advisory Director Election Proposal.

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PROPOSAL NO. 7
THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, the Advisory PubCo Charter Proposal and the Advisory Director Election Proposal, the Cetus Board may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Cetus Capital has until the expiration of the Business Combination Period to consummate the Business Combination. If Cetus Capital anticipates that it may not be able to consummate the Business Combination on or prior to the then-applicable deadline for completing an initial business combination, pursuant to the Business Combination Agreement, Cetus Capital may request that the Sponsor and/or MKD Taiwan deposit (or cause to be deposited) in the Trust Account on or prior to such deadline an amount equal to $575,000 with respect to each three (3) month extension period contemplated by the Existing Charter. Each such deposit shall be deemed to be a loan by the Sponsor and/or MKD Taiwan (or their designee) to Cetus Capital, bearing interest at a rate of 5.27% per annum, and shall be evidenced by a promissory note issued by Cetus Capital to the applicable lender.

Where the reason for requiring an extension is due to reasons solely attributable to that on the part of or within the sole control of either the Sponsor and/or MKD Taiwan, then the Sponsor and/or MKD Taiwan (as the case may be) shall be solely responsible for the full amount of each such extension loan. Where the reason for requiring an extension is due to reasons attributable to both the Sponsor and MKD Taiwan, the Sponsor and MKD Taiwan shall each share equally in the amount for an extension loan. All such extension loans shall immediately be repaid by Cetus Capital to the Sponsor and/or MKD Taiwan (as the case may be) upon the earlier of the Closing or the expiry of the deadline for the consummation of Cetus Capital’s initial business combination.

In no event will Cetus Capital seek adjournment that would result in soliciting of proxies, having a stockholder vote, or otherwise consummating a business combination after the deadline for completing a business combination as set forth in the Existing Charter.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Cetus Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval and adoption of the Adjournment Proposal is not a condition for nor conditioned on the approval of any other Proposal at the Special Meeting.

Recommendation of the Cetus Capital Board

The Cetus Board recommends a vote “FOR” adoption of the Adjournment Proposal.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of (i) the Business Combination to U.S. Holders of Cetus Common Stock (excluding any redeemed shares), Cetus Warrants and Cetus Rights (collectively, the “Cetus Securities”), (ii) the subsequent ownership and disposition of PubCo Ordinary Shares received in the Business Combination, and (iii) the exercise of redemption rights by Cetus Capital stockholders that are U.S. Holders. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to Cetus Capital and PubCo.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Cetus Securities and, after the completion of the Business Combination, PubCo Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received Cetus Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the issued and outstanding Cetus Securities, or, after the Business Combination, the issued and outstanding PubCo Ordinary Shares (excluding treasury shares);

●	holders holding Cetus Securities, or, after the Business Combination, PubCo Ordinary Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

●	the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Cetus Securities, and, after the Business Combination, PubCo Ordinary Shares received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Cetus Securities, and, after the completion of the Business Combination, PubCo Ordinary Shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. CETUS CAPITAL STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes.

A corporation organized under non-U.S. law, such as PubCo, is generally treated as a foreign corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for such purposes (or may be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that corporation, more than a specified percentage of the shares of the acquiring foreign corporation. The Treasury Regulations under Section 7874 further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period, making it more likely that Section 7874 will apply to a foreign acquiring corporation.

Based on the percentage of the PubCo Ordinary Shares to be received by shareholders of Cetus Capital in the Business Combination, these conditions are not expected to be met and thus the Business Combination is not expected to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the ownership of PubCo for purposes of Section 7874 of the Code must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. If PubCo were to be treated as a U.S. corporation for U.S. tax purposes, PubCo and certain PubCo shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on PubCo and future withholding taxes on certain PubCo shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes, and holders of PubCo Ordinary Shares would be treated as holders of shares of a U.S. corporation.

However, even if PubCo were respected as a foreign corporation under Section 7874, PubCo may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If PubCo were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, Section 7874 would exclude certain shares of PubCo attributable to the Business Combination for purposes of determining whether Section 7874 applies to that subsequent acquisition, making it more likely that Section 7874 would apply to such subsequent acquisition.

In addition, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874. Specifically, Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation and certain other conditions are met.

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If such conditions are met, PubCo and certain of PubCo’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by PubCo include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the percentage of PubCo Ordinary Shares to be received by shareholders of Cetus Capital in the Business Combination, these conditions are not expected to be met and thus the limitations and other rules described above are not expected to apply to PubCo after the Business Combination. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Material U.S. Federal Income Tax Consequences of the Business Combination

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of shares of Cetus Capital securities will depend, in part, on whether the Business Combination qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied. The disclosure in this section of the proxy statement/prospectus is the opinion of __________.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Cetus Capital or PubCo’s control. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Business Combination under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

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Additionally, if U.S. Holders of Cetus Rights were to be treated for U.S. federal income tax purposes as receiving PubCo Ordinary Shares in discharge of Cetus Capital’s obligations under the Cetus Rights (instead of as receiving such PubCo Ordinary Shares in exchange for transferring the Cetus Rights to PubCo), the Business Combination would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the Cetus Rights. Due to the absence of authority on the U.S. federal income tax treatment of the Cetus Rights, there can be no assurance on the characterization of the Cetus Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of Cetus Rights are urged to consult with their tax advisors regarding the treatment of their Cetus Rights in connection with the Business Combination.

If the Business Combination qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Cetus Rights, a U.S. Holder that exchanges its Cetus Securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Cetus Securities surrendered in the Business Combination in exchange therefor.

A U.S. Holder’s holding period for the PubCo Ordinary Shares received in the exchange should include the holding period for the Cetus Securities surrendered in the exchange.

If the Business Combination qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) of the Code are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Business Combination.

If the Business Combination fails to qualify for tax-deferred treatment for a reason other than the application of Section 367(a) of the Code, the Business Combination will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its Cetus Securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Cetus Securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo Ordinary Shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo Ordinary Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Cetus Securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the Cetus Securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Cetus Securities for PubCo Ordinary Shares pursuant to the Business Combination, the qualification of the Business Combination as a tax-free exchange, and the potential application of Section 367(a) to the Business Combination, and the consequences of exchanging Cetus Rights.

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its Cetus Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Cetus Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Cetus Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Cetus Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Cetus Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to the Cetus Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

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If the redemption does not qualify as a sale or exchange of Cetus Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Cetus Capital’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Cetus Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Cetus Common Stock. Dividends paid to a U.S. Holder that is taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Cetus Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of Cetus Common Stock treated as held by the U.S. Holder (including any Cetus Common Stock constructively owned by the U.S. Holder as a result of owning Cetus Rights) relative to all of the shares of Cetus Common Stock outstanding both before and after the redemption. The redemption of Cetus Common Stock generally will be treated as a sale or exchange of the Cetus Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Cetus Capital or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Cetus Common Stock actually owned by the U.S. Holder, but also shares of Cetus Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Cetus Common Stock which could be acquired pursuant to the exercise of the Cetus Rights. In order to meet the substantially disproportionate test, (i) the percentage of Cetus Capital’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the Cetus Common Stock must be less than 80% of the percentage of Cetus Capital’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Cetus Capital stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of Cetus Capital entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of Cetus Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of Cetus Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Cetus Common Stock. The redemption of the Cetus Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Cetus Capital. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Cetus Capital will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed Cetus Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining Cetus Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Cetus Rights or possibly in other Cetus Securities constructively owned by it. Shareholders who hold different blocks of Cetus Common Stock (generally, Cetus Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

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Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo Ordinary Shares to U.S. Holders who receive such PubCo Ordinary Shares pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

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Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if PubCo or any of its subsidiaries is treated as a PFIC for any taxable year during which the U.S. Holder holds PubCo Ordinary Shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash or cash equivalents held by a corporation would be considered to be a passive asset. Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Ordinary Shares and how, and how quickly, PubCo uses liquid assets and cash may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, PubCo is unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2023, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if PubCo is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) PubCo Ordinary Shares during any taxable year (or portion thereof) that it was a PFIC, whether or not PubCo is a PFIC in those subsequent years (unless the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (defined below)).

If PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make a timely and effective QEF election for PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) PubCo Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to- market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

●	any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its PubCo Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

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Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo Ordinary Shares (taking into account the relevant holding period of the Cetus Securities exchanged therefor);

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

If PubCo is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its PubCo Ordinary Shares (but not PubCo UPOs) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to PubCo Ordinary Shares, a U.S. Holder must receive certain information from PubCo. PubCo does not intend to make such information available; therefore, it is anticipated that U.S. Holders will not be able to make a QEF election.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to PubCo UPOs.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to PubCo Ordinary Shares under their particular circumstances.

PubCo is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If PubCo is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to PubCo Ordinary Shares under their particular circumstances.

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Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of Cetus Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo Ordinary Shares, subject to certain exceptions (including an exception for PubCo Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo Ordinary Shares.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

British Virgin Islands Taxation

Under the current laws of the BVI, PubCo is not subject to income, corporation or capital gains tax in the BVI. In addition, PubCo’s payment of dividends after the Business Combination, if any, is not subject to withholding tax in the BVI.

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MKD’S BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to “MKD,” the “Group,” “we,” “us,” “our,” and other similar terms refer to MKD Taiwan, MKD BVI, and all of their subsidiaries. See page [ ] for a glossary of frequently used terms and technical terms used throughout this section.

Overview

Our mission

MKD uses artificial intelligence of things (“AIoT”) technology to bring comfort and safety to travelers, leading to a more intelligent future of travel. Our mission is to use AIoT technology to enable Intelligent, Secure, and Comfortable driving to make life on the road more colorful.

About MKD

MKDWELL Tech Inc., or PubCo, is a business company incorporated in the BVI as a holding company. We have applied for the listing of the ordinary shares of PubCo on the Nasdaq Capital Market. Following the Business Combination, the business of PubCo will be conducted through its main operating subsidiaries, which are MKD Taiwan, based in Hsinchu, Taiwan, and MKD Jiaxing and MKD Shanghai, based in Mainland China.

The MKD Group was founded in 2006 and is headquartered in the Hsinchu Science Park of Taiwan, which is the key hub for Taiwan’s technological development and the nucleus for worldwide semiconductor development, and where outstanding scientific and technological talents from Taiwan are gathered. Our development started with automotive electronics as its core, and this has remained our focus to this day. Our core management team has more than 15 years of work experience and qualifications in related fields. Since our early days, we have come a long way and have emerged as one of the leading suppliers of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends across the spectrum of research and development, design, production and sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. The Group has obtained various certification and qualifications, including IATF 16949, ISO 9001, ISO 14001, ISO 45001, and other certifications for high-tech enterprises, small and medium-sized technology enterprises, as well as intellectual property management system certification.

The following sets forth our key business development milestones:

Year	Event
2006	MKD Taiwan was established in the National Chiao Tung University Incubation Center—Zhuke Silicon Guidance Center.

2009	We received approval from the National Science Committee to join Taiwan’s Hsinchu Science Park.

2011	We established MKDWELL (Shanghai) Electronic Technology Co., Ltd., our first subsidiary established in Mainland China.

2017	We signed an investment agreement with the local competent authority for the establishment of our operations in Jiaxing Science and Technology City, Zhejiang Province, China.

2018	We established MKD Jiaxing in China.

2018	We purchased industrial land of 9,076 square meters for our manufacturing facilities.

2020	We completed construction of our own production facilities in Jiaxing Science and Technology City with an area of about 14,950 square meters.

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The following table sets forth our awards and certifications, which are testaments to the quality of our products and services:

Year	Award
2011	We obtained ISO 9001 certification.

2012	We obtained IATF 16949 certification.

2020—2021	We won awards in the categories of Science and Technology SMEs in Zhejiang Province, Zhejiang Provincial Standardized Enterprise and Provincial High-Tech Enterprises.

2022	We obtained the Certificate of Intellectual Property Management System, ISO45001 and ISO14001 certification.

CORPORATE STRUCTURE AND REORGANIZATION

MKD Taiwan was incorporated in Taiwan in September 2006. Subsequently, as part of our business expansion, we incorporated MKD Samoa in 2010 to serve as an intermediate holding company, and we also incorporated MKD Shanghai in China in 2011 to expand into the Mainland China automobile market. Our initial focus was on business marketing and product design, and during that time our production was mainly fulfilled by other contract manufacturers in Taiwan and Mainland China. In order to meet our customers’ customized production goals and to continue to expand our production capacity and scope in China, we purchased land to build a production base in 2018 and incorporated MKD Jiaxing to operate such facility.

MKD Taiwan conducted a share offering in 2015 to investors in Taiwan to raise working capital. In December 2022, pursuant to requirements from PRC regulators, certain working capital loans from our shareholder and senior management, Mr. Ming-Chao Huang, were capitalized and converted into an equity interest of 42% in MKD Jiaxing in December 2022. After several years of development from our early days, we have gradually enlarged our business and capital scale. Prior to May 2023, the corporate structure of MKD Taiwan is as follows:

In May 2023, for the purpose of the Business Combination, MKD Taiwan held a shareholders’ meeting to seek approval from the shareholders of MKD Taiwan to, among others, (i) approve the business combination with Cetus Capital Acquisition Corp., (ii) approve the acquisition by share swap of MKD Taiwan by MKD BVI as part of the reorganization for the business combination with Cetus Capital Acquisition Corp., and (iii) the acquisition of the remaining 42% equity interest in MKD Jiaxing by MKD Taiwan.

In connection with the shareholders’ meeting, although the proposal of acquisition by share swap of MKD Taiwan by MKD BVI was not approved, MKD commenced a reorganization by way of share acquisition, in which MKD BVI, a shell company newly incorporated on March 30, 2023 and solely owned by our director and chief executive officer, Mr. Ming-Chia Huang, commenced acquiring shares of MKD Taiwan directly from MKD Taiwan shareholders, in exchange for proportionate shares of MKD BVI which are issued to MKD Taiwan shareholders. MKD BVI is meant to be a redomestication platform for MKD Taiwan shareholders to exchange their MKD Taiwan for MKD BVI shares. See “Security Ownership of Certain Beneficial Owners and Management” for a list of the major shareholders of MKD BVI. [Each MKD Taiwan shareholder who accepted the offer received one MKD BVI share for each MKD Taiwan share they held.] As of August 8, 2023, MKD BVI owns approximately 62.36% of the issued and outstanding shares of MKD Taiwan.

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On June 20, 2023, we entered into a business combination agreement with Cetus Capital Acquisition Corp., and in connection therewith, Mr. Ming-Chia Huang incorporated MKDWELL Technology Inc., or PubCo, in the BVI, to serve as the publicly traded company of our Group following closing of the Business Combination. Concurrently, PubCo incorporated Merger Sub 1 and Merger Sub 2 in the BVI, solely for the purpose of being merged with MKD BVI and Cetus Capital Acquisition Corp. respectively. Following the consummation of such mergers, and immediately following the closing of the Business Combination, our corporate structure will be as follows:

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OUR COMPETITIVE STRENGTHS

We aspire to provide best-in-class products and services to our clients. We believe that we have the following advantages which distinguishes us from other industry peers:

We have built an extensive product ecosystem which provides an array of functionalities and customization for our customers.

We were established in Taiwan’s Hsinchu Science Park in 2006. This science and technology industrial park is not only a hub for semiconductor chip manufacturing, but is also a gathering ground for high-tech product design talent. Therefore, at the beginning of our establishment, the main goal was to develop automotive peripheral electronics products. After accumulating 17 years of product development, using Embedded System Design technology to develop our self-owned small operating system and our self-owned product development chain, we utilized such core capability to gradually develop other automotive electronics and applications, growing our product offering from the initial range of car audio, car instrumentation board, car body control system, car navigation and audio-visual entertainment system, (2G/3G/4G/5G) car communication system, car seat controller, car cameras, car ECU control system, to more advanced integration of such paraphernalia and functionalities, which when combined with sensor controls and communication systems onboard the vehicle, enable all automotive electronics to interact, communicate with each other and connect to the Internet, thereby achieving VIoT (Vehicle Internet of Things).

Concurrently with the development of this technology, we have developed a series of products and applied these products to luxury business vehicles, camper vans, and logistics vehicle. We have created an ecosystem connecting equipment terminals to the cloud for seamless usage and application. The following diagrams illustrate the application scenario of our product ecosystem on a camper van, using cellphone webapp control of all in-vehicle functionalities.

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We have cultivated a strong brand name and have excellent collaborative relationships with our customers and suppliers.

We have carefully cultivated the “MKDWELL” brand, which we have trademarked, and we use this brand to establish interactive and collaborative relationships with upstream and downstream suppliers and customers, winning praise and recognition from our customers and partners, gradually increasing our position in the market through the promotion of our self-owned branding and goodwill.

We have our own manufacturing facilities and production capabilities.

We purchased approximately 9,064 square meters of industrial land in Jiaxing City, Zhejiang Province, China, and built a production facility with an area of about 14,960 square meters in 2020 and purchased electronic production automation equipment for full-process production. Such manufacturing capabilities enable us to seamlessly integrate our services into our customers’ requirements and workflow and improve customer fulfilment requirements.

Our manufacturing facility in Jiaxing City, Zhejiang Province, China.

Our Group is manned by an experienced and innovative management team with a mentorship system to groom future talent.

Our core team members are made up of talents with extensive experience in the electronics industry, as well as talent cultivated in-house. Since the establishment of our Group, we have adhered to a mentorship system for nearly 17 years, where our mentors guide and nurture other members of our team, facilitating growth and training of our human capital. Through this mentorship approach, junior team members can learn from seniors with hands-on experience, minimizing errors and accidents. As a result, our team can operate and evolve more efficiently, providing swift responses to our clients and ensuring that they receive the answers and outcomes they need in the shortest possible time.

We are led by an experienced management team with deep industry know-how.

Our management team possesses extensive knowledge and experience and are able to make prudent decisions in various scenarios, having accumulated a wealth of professional expertise, which they use to guide and support the development and growth of other team members. Their shared experiences foster team growth and development to lead the team towards progress and advancement. Due to the experience accumulated by the management in the automotive electronics industry, we have built an extensive network of business contacts, enabling channels for advice and collaboration from other industry participants, and paves the way for the Company to explore more business opportunities. Our management team also plays a critical role in identifying and managing risks, inspiring our team members, cultivating cohesion, and establishing a positive work environment, which is ultimately meant to enhance and solidify employee motivation and loyalty.

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OUR GROWTH STRATEGIES

Massive and continually growing market opportunities in the automobile industry.

The automobile industry we operate in has been undergoing electrification since 2016. From traditional internal combustion engine (ICE) car electrification, hybrid cars, to new energy vehicles, automobiles everywhere will congregate on the pathway of electrification. According to TrendForce statistics, global car sales in 2022 were 81.05 million, a year-on-year decline of 0.1%, almost flat compared to 2021. It is estimated that global car sales will have a chance to recover in 2023, reaching 84.1 million, a year-on-year increase of 3.8%. In 2022, the main market shares were China (33.2%), the USA (17%), Japan (5.1%), India (5.4%), Western Europe (14.5%), Eastern Europe (3.6%), and others (21.2%). As of 2022, the global car ownership was 1.446 billion, with China accounting for 302.1 million (20.89%), the USA 283.2 million (19.58%), Japan 79.1 million (5.47%), Russia 53.5 million (3.7%), and Germany 52.9 million (3.66%). This suggests that for both new automobiles or existing automobiles, the pre-installation market or after-market will continue to yield considerable market opportunities and potential for development. MKD’s products are generally used for automobiles manufactured in Mainland China, which would be sold in Mainland China and also exported globally. Hence, while MKD’s direct customers are generally situated in Mainland China, the indirect users of MKD’s principal products are located worldwide, and we believe MKD’s performance and future growth will be strongly related to car purchasing trends globally.

Creating differentiated technology and crafting top-notch user experiences.

We apply IoT technology to achieve intelligence in cars. In luxury business vehicles and camper vehicles, we use IoT terminal devices to achieve remote control and AI adaptive adjustments for a comfortable driving experience. This allows users to be able to discern the entire vehicle’s operating status through voice, body perception, mobile control, or control screens, whether in-vehicle, near-vehicle or remotely. Through OTA’s online updates, passengers can thus continue to enjoy the most up-to-date and cutting-edge driving, riding and travel experience.

Our LiDAR and AIoT artificial intelligence offerings.

We use LiDAR technology to enhance the cargo loading process and detection of changes in cargo on logistics vehicles. By combining terminal algorithms with cloud algorithms, our systems and products provide intelligent cargo loading suggestions and cargo safety detection functionalities on logistics vehicles. This allows business owners to easily check on and control the cargo loading and transportation status with mobile tools. As the global logistics transportation market continues to grow and proliferate, the mechanism and safety of the cargo loading and transportation process will provide us with promising growth opportunities in the future.

Focusing on AI and Cloud Computing Applications.

Using T-Box to upload data to the cloud platform, we can utilize cloud data for various usages in the field of Artificial Intelligence and Cloud Computing technology. We intend for our software department technical development team to focus on making data more useful to our users and our products to be more intelligent by incorporating Artificial Intelligence into their capabilities.

MKD’s Business Model

We are one of the leading manufacturer and supplier of electronic equipment for camper vans, business vehicles, and logistics vehicles, as well as various electronic products for commercial use in China. We manufacture our products primarily at our two manufacturing facilities located in the Jiaxing Science and Technology City, in Jiaxing city, Zhejiang province, China, and at Hsinchu Science Park, Taiwan.

Our main buyers for automotive electronic products include automobile manufacturers and automobile component manufacturers in mainland China, while the primary buyers of our other electronic products are mainly industrial and consumer electronics manufacturers based in mainland China and Taiwan.

Camper product electronic equipment are fully customized products produced in small quantities with a wide variety of functionalities. Customers use these products in a broad range of environments due to the mobility and nature of camper vehicles, putting a heavy emphasis on comfort and intelligent features. Hence, we provide our customers with the ability to control and connect all electronic configurations and sensors inside the vehicle using industrial control screens and mobile applications. This enables control of the vehicle and mastery of all information onboard, aiming to achieve a comfortable user experience. Our current business model involves selling hardware installed with cloud software services.

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Luxury business vehicles’ electronic equipment is designed for high-end vehicles, targeting top-tier consumers like corporate executives, wealthy businessmen, corporate hospitality, celebrities, and stars. These customers prioritize luxury configurations. Most have personal drivers, and hence the design and usage focus on cabin entertainment, comfort, and business operations, and business meetings. While these electronic products are highly customized, their limited quantity provides a higher profit margin opportunity. In addition to the product sales combination of hardware paired with software, we plan to utilize cloud services strategically in the future, allowing high-end users to pay more for services, thus increasing sales revenue.

Logistics vehicle electronic equipment is mainly used for logistics vehicle management and the management and control of goods in logistics vehicles. This includes monitoring cargo loading conditions and vehicle operational trajectories. We offer control over vehicles and provide real-time management data that is uploaded to the customer’s cloud platform. Customers can then add value to this data and offer it to transportation providers for management and analysis.

OUR AUTOMOTIVE ELECTRONICS BUSINESS

Leveraging on our experience accumulated from MKD’s 17 years of R&D capability and strength in the automotive electronics industry, our product range covers a wide array of automotive electronic products. This includes TOF laser radar for cargo detection management on logistics vehicles, smart display touch screen products, 4G T-Boxes, wireless charging devices, intelligent seat controllers, automotive control ECUs, sensor control ECUs, and intelligent camper control systems. Our goal is to provide intelligent automotive electronic products to enhance the experiences of both drivers and passengers and improve business functions during vehicle operations. We work closely with our clients throughout the design and manufacturing processes, continuously optimizing our product portfolio. We are constantly strengthening our R&D capabilities and aim to expand towards cloud services, inviting customers to provide feedback and suggestions based on their product needs and requirements.

Our Automotive Electronics Products

Our automotive electronic product line includes the following products:

TOF Laser Radar Product

Our TOF Laser Radar device incorporates the Time of Flight (TOF) technology to integrate imaging with laser light communication and 4G communication, and also combines the AI computing capabilities of the device itself with cloud computing to detect the container capacity and volume of goods in the logistics container bay. Through 4G communication, it facilitates the planning and arrangement of cargo loading and the tracking of cargo flow, allowing customers to use mobile equipment to monitor their cargo and track its logistics record by image presentation. This product applies AI algorithms for the placement, volume calculation, and tracking of any changes or movements of goods, and is suitable for use in containers or logistics vehicles.

Smart Touch Screen Device

Our Smart Touch Screen Device serves as a user interface for vehicle control and serves to control various functionalities in the entire vehicle. This product line includes touch screens with dimensions of 4.3 inches, 5 inches, 7 inches, and 10 inches, and is applied in automobiles, campers, luxury business vehicles, and logistics vehicles.

4G T-Box Product

Our Vehicle Internet Controller (“4G T-Box”) is an integrated system featuring 4G, WIFI, Bluetooth, GPS, Gyroscope, Microphone, and CAN/LIN communication network technologies. It provides the user with vehicle information status, remote control, and shared network for multimedia services, including customer service over voice communication, OTA Upgrade, and vehicle data collection. Vehicles with the 4G T-Box product can effectively connect with customers or vehicle operators. Car manufacturers or operators can offer a variety of value-added services through this 4G T-Box, such as entertainment services, vehicle safety, and vehicle tracking. The 4G T-Box provides a system for exchanging voice information between vehicles and the online service backend, allowing the observation and sharing of vehicle information and status, and allowing dynamic information to be accessible and efficiently utilized on the information network platform. It monitors the operating status of all vehicles and offers comprehensive services based on different needs. This product is used in automobiles, campers, luxury business vehicles, and logistics vehicles.

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Wireless Charger

The Wireless Charger is used in campers and luxury business vehicles, and is installed for customer convenience, mainly providing wireless charging services for mobile devices. Currently, this product is used in automobiles, campers, and luxury business vehicles.

Smart Seat Controller

Our Smart Seat Controller differs from traditional seat controllers. It offers an interactive mechanism with the Vehicle In-Vehicle Infotainment (IVI) Machine, providing diverse comfort controls for the seat, such as ventilation, heating, massage, lumbar support, Bluetooth, LIN/CAN communication, OTA functionality, and cellphone application control. The cellphone application control requires pairing with the 4G T-Box, IVI machine, or Bluetooth communication to offer a more comfortable travel experience for customers. This product is used in automobiles, campers, and luxury business vehicles.

Vehicle Control ECU

The Vehicle Control ECU device provides additional services beyond those offered by automobile manufacturers. If additional automobile parts are installed, these might be incompatible with the vehicle. Thus, this product is primarily offered to customers as a solution for non-standard automobile parts, ensuring new parts integrate and function with the vehicle seamlessly. This product is generally used in automobiles, campers, and luxury business vehicles.

Sensor Control ECU

The Sensor Controller ECU device mainly controls vehicle sensors (such as air quality, black water, gray water, clear water, temperature, lighting, fire, and security), allowing users to have a clear understanding of the status of all vehicle sensors. When paired with the 4G T-Box, it can be controlled via a cellphone application. Combined with the smart touchscreen product, users can visualize and understand the collected information. This is generally used in automobiles, campers, luxury business vehicles, etc.

Smart Camper Control System

The Smart Camper Control System modernizes camper vehicles, enhancing the camping and comfort experience for users. The traditional camper vehicle only offers basic amenities, such as water tanks, showers, bathrooms, kitchens, furniture, and appliances (including refrigerators, TVs, gaming consoles, washing machines). These configurations cannot effectively communicate and integrate with each other.

Our intelligent control system revolutionizes this ecosystem. By operating in conjunction with several components (such as our 4G T-Box, Main Controller ECU, Sub Controller ECU, Sensor Controller ECU, Vehicle Controller ECU, Power Management Controller, Voice Controller ECU, Air Controller ECU, Camera Security System) and cloud system, the system provides comprehensive information and status updates, dramatically improving the user experience. The future development of this intelligent system involves using cloud resources to integrate campsite information, offering an enhanced experience and travel enjoyment through MKD’s cloud platform. This product is used in automobiles, campers, trailer campers, and luxury business vehicles.

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Contract Terms

The material terms in our typical product sale agreements are set out below:

Credit terms	Payment due 30 to 90 days after delivery
After-sale services	3 years after sale or 100,000 kilometers of vehicle mileage
Warranty	3 years after sale or 100,000 kilometers of vehicle mileage

OUR ODM AND OEM BUSINESS

Leveraging on our technical capabilities in industrial electronics and automotive electronics, we offer customers customized design and manufacturing services. This approach maximizes the efficiency of R&D and production. By providing ODM services, we can gain insights into the diverse product ideas and visions of different clients, thereby exploring potential technological advancements for the future growth of our Company.

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We also provide private-label services to our customers. For our products that are already mature or have been designed and produced, we offer them to our clients for adoption as their own products for packaging and sale under their own brand. Through this process, we can diversify our product sales portfolio and gradually expand our R&D capabilities in line with market trends.

Additionally, we supply circuit boards to customers, allowing them to develop their own external casings and transform these components into their proprietary products. Some clients purchase our circuit boards to develop their own software and apply the products in various application domains, such as motor control printed circuit board assembly, which can be used in automotives as seat control ECU, or curtain control boxes in intelligent home equipment.

Contract Terms

The material terms in our typical ODM/OEM supply agreements are set out below:

Scope	We design and manufacture according to customer requirements.

Fees	Payment due 30 to 90 days after delivery

Warranty	18 months from the delivery date

OUR MANUFACURING FACILITIES

We manufacture our products primarily through our two manufacturing facilities located in the Jiaxing Science and Technology City, in Jiaxing city, Zhejiang province, China, and at Hsinchu Science Park, Taiwan.

Jiaxing Science and Technology City

We have a manufacturing factory located at No. 3561 Linggongtang Road, Daqiao Town, Nanhu District, Jiaxing City, Zhejiang Province. In terms of geography and connectivity, there are 190 annual trips of Jiaxing High-Speed Rail to and from Shanghai-Hangzhou. The commute is approximately 18 minutes to Songjiang South Station, 25 minutes to Hongqiao Station, and 90 minutes to Pudong Airport. This strategic location provides us with a variety of logistical options, such as land, river, sea and air transportation for China-bound goods, and sea or air transport for overseas bound goods.

This facility possesses comprehensive design, product planning, as well as ODM/OEM capabilities. Products manufactured and sold include digital warehouse products, smart camper control system products, IoT system control boxes, T-BOX communication boxes, car seat controls, and industrial control screens. The factory covers a land area of about 9,076.4 square meters and has a built-up area of about 14,532.7 square meters. The land was purchased from the PRC Land Bureau. Currently, the factory has about 65 employees based therein.

Hsinchu Science Park, Taiwan

Our corporate headquarters, design center and second manufacturing facility are located at No. 6-2, Duxing Road, East District, Hsinchu Science Park, Hsinchu City, Taiwan 30078. This location primarily serves as our headquarters with functions centered around research and development and design. It also aids in our production of small product batches and customized products. The R&D function focuses on the development, design, production, and sale of automotive electronic products. The product design and production capabilities here include LiDAR detectors, onboard cameras, industrial control displays, T-BOX communication boxes, in-car wireless charging, smart seat controllers, and smart camper control systems. The industrial premises are leased from the Hsinchu Science Park Management Board of the National Science and Technology Committee, covering an area of about 1305.34 square meters.

COMPETITION

The automotive electronics industry and the industrial electronics industry in which we operate in Asia is a competitive one. If companies do not continuously optimize their product portfolios, improve research and development efficiency and technical capabilities, and increase production capabilities, it will be difficult to achieve good operational and financial performance. Therefore, facing this competitive situation, many companies choose to compete by cutting prices, imitating successful products, cutting corners on the design and development process, and lowering product specifications to enhance corporate competitiveness. We are based in Asia, where this competition is intensifying, and in order to distinguish ourselves from our competition, we must invest deeply into product research and development and software.

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Considering the competitive dynamics in Asia, we have made adjustments to our product portfolio and employed AIoT technical capabilities combined with cloud software and cellphone applications to develop a series of products for use in automobiles, campers, luxury business vehicles, and logistics vehicles. We believe that proper utilization of cloud and IoT technology for future product development will be the key to success. Moreover, we believe that MKD has gradually mastered crucial technical capabilities and is able to use such technical ability for business expansion.

Mastering the relevant IoT technical capabilities and cloud applications and promoting our products in non-Asian regions, such as North America, Europe, and the Middle East will effectively enable us to supplant the competitive landscape of Asia, thereby increasing product sales and profitability.

OUR CUSTOMERS

Customer Base

Our customers primarily include (i) recreational vehicle (RV) manufacturers; (ii) logistics vehicle team management and logistics cloud management platform companies; (iii) automobile manufacturers, and (iv) industrial and consumer electronics manufacturers For the year ended December 31, 2022, we had approximately 15 customers and the revenues generated from our ten largest customers represented approximately 83% of our revenues for the same period. For the year ended December 31, 2021, we had approximately 10 customers and the revenues generated from our ten largest customers represented approximately 83% of our revenues for the same period.

Sales and Marketing

Given that we operate in the automotive electronics industry, automotive manufacturers are our primary sales targets. Hence, our imperative is to understand our clients’ product needs and quantities through customer visits. After gaining the customer’s trust and understanding, we may be assigned evaluations for new product initiatives, design modifications and cost-reducing assessments for existing products. After completing the assessment, we provide quotations in the format required by the customer and offer corresponding technical specifications. After officially bidding and once the client approves our design specifications and quote, we commence product design and prepare materials for production based on the client’s estimated quantity.

For marketing mature products, we leverage our promotional capability to earn customers’ recognition and understanding. We offer mature and stable product samples for customer testing. Through testing, we encourage customers to accept and place orders. Furthermore, we enhance and multiply our usage rate among clients by adopting products from different departments of the same client.

ODM/OEM customers are distinct from our automotive electronics clients. We approach them with customer visits and word-of-mouth marketing, promoting and allowing understanding MKD’s technology and production capacity. We ensure customers are fully aware that, beyond our production capability, we can also offer design suggestions. Thus, by providing differentiated customer service, we gain their trust and secure their product orders.

OUR SUPPLIERS

We mainly procure integrated circuits, passive components, inductors, coils, choke, screws, plastic and steel materials from third party suppliers for our manufacturing processes. Our suppliers are mainly based in Mainland China who fabricate such components within Mainland China. Taking into consideration the scale of our operations and the availability of such raw materials in Mainland China, we did not and do not expect to experience significant supply chain disruptions or disruptions to the supply of raw materials for our production in the past two years and the next twelve months.

Our strong and stable relationship with our suppliers is crucial to our reliable production capabilities. We have entered into strategic cooperation agreements with our key suppliers.

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The material terms of our key supply agreements are as follows:

Scope	Supply of active components, passive components and structural parts

Payment terms	Monthly settlement of 30 days and bank acceptance

Warranties	One year

Supply	Production based on purchase orders

RESEARCH AND DEVELOPMENT

We have a dedicated research and development team of about 12 persons responsible for the design and development of our products. For the years ended December 31, 2022 and 2021, our research and development expenses were mainly incurred for the salaries of R&D personnel, as well as direct materials and expenditure used for product research and development, particularly for new product development.

INTELLECTUAL PROPERTY

MKD seeks to protect its intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of June 30, 2023, we have registered approximately 58 patents and 2 registered trademarks.

We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—MKD may be subject to claims of infringement of third-party intellectual property rights or demands that MKD license third-party technology, which could result in significant expense and reduction in MKD’s intellectual property rights.”

EMPLOYEES

We had 84 full-time employees as of June 30, 2023. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2023:

	As of June 30, 2023
Function	Number of employees	%
Management	25	30%
Marketing department	5	6%
Technical Engineering department	3	3%
Quality Assurance department	6	7%
Manufacturing department	33	40%
R&D department	12	14%

Total	84	100.0%

PROPERTIES

Our corporate headquarters is located at 1st Floor, No. 6-2, Duxing Road, East District, Hsinchu Science Park, Hsinchu City, Taiwan. We also have a separate manufacturing facility at No. 3561 Linggongtang Road, Daqiao Town, Nanhu District, Jiaxing City, Zhejiang Province, PRC. We believe our properties are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

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LICENSES, PERMITS AND APPROVALS

As of the date hereof, MKD has obtained all requisite licenses, permits and approvals from relevant authorities that are material to its operations.

INSURANCE AND SOCIAL SECURITY MATTERS

In the PRC, MKD participate in various employee social security plans that are organized by governments for their full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. MKD are required under the PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

In Taiwan, MKD’s insurance plans include employee group insurance, labor insurance and national health insurance. As for pension plans, pursuant to the Labor Pension Act of Taiwan which adopts individual pension account scheme, MKD has been following the legal requirements to contribute the amount equal to 6% of the monthly wage of employees of MKD Taiwan to their individual pension accounts maintained with Taiwan’s Bureau of Labor Insurance.

LEGAL PROCEEDINGS

MKD is currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of resources, including our management’s time and attention.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MKD TAIWAN

You should read the following discussion and analysis of the financial condition and results of operations of MKD Taiwan in conjunction with the audited consolidated financial statements for MKD Taiwan for the years ended December 31, 2022 and 2021 and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer to MKD Taiwan and its consolidated subsidiaries.

Overview

MKD Taiwan is a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends from research and development, design, and production to sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Major Factors Affecting Our Results of Operations

Market demand and supply

The automotive industry market we are in has continued to develop and incorporate electronics since 2016. From traditional automotive electronics, gasoline-electric hybrid vehicles to new energy vehicles, most automotives these days are inseparable from automotive electronics. According to TrendForce statistics, in 2022 global auto sales are 81.05 million units, with an annual decline of 0.1%, which is almost the same as the sales in 2021. It is estimated that the global auto market sales will have the potential to resume growth in 2023, reaching 84.1 million units, with an annual increase of 3.8%. The major market shares in 2022 are China (33.2%), the United States (17%), Japan (5.1%), India (5.4%), Western Europe (14.5%), Eastern Europe (3.6%) and others (21.2%). As of 2022, the global car population will be 1.446 billion units, with China (302.1 million; 20.89%), the United States (283.2 million; 19.58%), Japan (79.1 million; 5.47%), and Russia (53.5 million; 3.7%) , and Germany (052.9 million; 3.66%). It can be seen that for both new automotives or current in-use automotives, both the pre-installation market and the after-market can offer immense market opportunities and development potential. However, the competition in the automotive electronics industry has intensified, with the emergence of homogeneous suppliers and the participation of automobile factory joint ventures. Chip supply and component shortages have also disrupted the global supply chain and cost of raw materials has risen to cause great difficulty in satisfying the demand for automotive products. Our sales performance may thus be affected due to the above mentioned trends.

While supply chains relating to certain industries, especially the semiconductor and chip-making sector, have been disrupted in recent years due to the COVID pandemic and the Russo-Ukraine war, MKD has not been directly affected by supply chain disruptions brought about by such factors, or by the restrictions under the Uyghur Forced Labor Prevention Act. MKD’s operations do not require industrial input from Russian, Ukraine or Uyghur suppliers. MKD has not experienced significant supply chain disruptions that have materially affected its business operations in the past two years and does not expect any such disruptions in the short term. Nevertheless, MKD’s management believes that if such disruptions do arise in the future, especially as it pertains to the supply of integrated circuits, passive components and metals, which are used in MKD’s production processes, such developments may have a material adverse impact on MKD’s operations. As such, MKD is mindful of the need to mitigate the impact of any such disruptions, including to maintain a wide network of current and potential suppliers to whom MKD can look to in the event alternative sources are required.

Our ability to attract and retain customers

We use product innovation technology and application scenarios to attract and retain customers. Hence, if we no longer invest in the research and development of innovative technologies and broad product application scenarios, this may lead to decline in the attractiveness of our products and the loss of customers, which will result in a decline of sale performance and profits. Therefore, continuous and diversified product innovation, technology research and development and diversification of product applications are important key factors for attracting and retaining customers.

We rely on regular new product releases and technical exchanges with customers so that customers can continue to understand our innovation capabilities. If we are unable to communicate with customers regularly and continuously on product technologies and product releases, this may lead to a drop in confidence in MKD’s technical capabilities, which may result in customer loss and a decline in sales and profits.

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Pricing of our products and services

Our products are used in automotive electronics, smart campers, smart logistics systems and ODM/OEM services, and our business performance may be affected by various factors across these different fields. Our automotive electronics and intelligent campers business may be affected by the following factors.

●	We may be affected by the long development cycle of new cars, the failure of new automotive development or the poor sales of new cars, resulting in a waste of resources used in product development and manufacturing.

●	We may be harmed by malicious price competition by competitors.

●	Asymmetric competition of client subsidiaries, such as using connected transactions to gain competitive advantages, may result in unfair competition against us.

●	The raw materials of automotive electronics may run out of stock or experience a price increase. During the Covid-19 period, the shortage of raw materials resulted in supply shortages and price increase, which affected our supply and delivery time.

●	Customer requests and specification changes may lead to product design problems and delayed deliveries, leading to lost business.

Our intelligent logistics systems business may be affected by the following factors:

●	The product planned by the customer may not be as well received by the market as anticipated.

●	Market saturation may prevent revenue growth.

●	Customers may request price reductions so substantial that the product cannot be supplied profitably or at all.

Our ODM/OEM services business may be affected by the following factors:

●	The customer may not have conducted sufficient research and development or may not have done so according to plan, resulting in increased supply and costs.

●	The supplier designated by the customer to be used by us may be unable to deliver quality products on time and effectively.

●	Customers’ relocation of production base due to prices, tariffs, and transportation logistics may affect the demand for our products.

●	Problems and issues with customers’ marketing plans may result in lower-than-expected sales.

Production Capacity

We have our own production and manufacturing facilities in Jiaxing City, Zhejiang Province, China, with a 14,960 square meter production space, and we possess standardized full-process electronic production automation equipment. However, the following factors may affect our sales:

●	Our production space is limited. If the quantity of orders exceeds the maximum output capacity of the factory, this may lead to delivery and delivery problems, as the production scale cannot meet customer needs.

●	Insufficient production technology and production equipment may result in output being unable to meet demand.

●	Problems with the recruitment, training and quality of production workers may lead to problems with lengthy production schedules and production costs.

●	Cost increases caused by parts shortages, production yield and quality issues may affect our financial performance.

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Technology Development

Technology development and the development of innovative technology products rely heavily on experienced talents in all aspects, including management, market planning, R&D and other areas. Under certain circumstances, technology development problems may arise and affect operating income.

●	Problems may arise in talent recruitment, training and management related to R&D technology.

●	Due to political factors, chip factories may be banned from technology licensing and export, resulting in the inability to effectively improve existing technology.

●	The development of advanced technologies by universities and academic institutions may be hampered by factors such as technology transfer restrictions, technology reliability issues, and technology licensing restrictions.

●	Other policy or economic issue may result in difficulties in hiring and retaining technical R&D personnel.

Results of operations

	For the years ended December 31,		Change
	2021	2022	Amount	%
	US$	US$	US$
Revenues	$3,272,140	$3,153,486	$(118,654)	(3.6)%
Cost of revenues	(2,746,849)	(2,134,376)	612,473	(22.3)%
Gross profit	525,291	1,019,110	493,819	94.0%

Operating expenses:
Selling expenses	(206,739)	(239,354)	(32,615)	15.8%
General and administrative expenses	(778,750)	(958,816)	(180,066)	23.1%
Research and development expenses	(889,206)	(721,254)	167,952	(18.9)%
Total operating expenses	(1,874,695)	(1,919,424)	(44,729)	2.4%

Loss from operations	(1,349,404)	(900,314)	449,090	(33.3)%

Other income (loss):
Interest expenses, net	(304,129)	(390,031)	(85,902)	28.2%
Other income, net	363,587	73,259	(290,328)	(79.9)%
Total other income (loss)	59,458	(316,772)	(376,230)	(632.8)%

Loss before income tax expense	(1,289,946)	(1,217,086)	72,860	(5.6)%
Income tax expense	-	-	-	-%
Net loss	$(1,289,946)	$(1,217,086)	$72,860	(5.6)%

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

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Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, which includes ODM and OEM services provided by MKD, (iii) rental income and (iv) others. Others mainly consist of electricity and technical services revenues.

Our breakdown of revenues for the years ended December 31, 2021 and 2022 are summarized as below:

	For the years ended December 31,		Change
	2021	2022	Amount	%
	US$	US$	US$
By revenue type
Sales of manufactured electronic products	$2,201,926	$1,543,397	$(658,529)	(29.9)%
Commissioned processing service	399,889	866,993	467,104	116.8%
Rental income	342,365	357,338	14,973	4.4%
Others	327,960	385,758	57,798	17.6%
Total revenues	$3,272,140	$3,153,486	$(118,654)	(3.6)%

Our total revenues decreased by US$0.12 million, or 3.6% from US$3.27 million for the year ended December 31, 2021 to US$3.15 million for the year ended December 31, 2022, primarily attributable to the decrease of sales of manufactured electronic products and partially offset by the increase of commissioned processing service.

Revenues from our sales of manufactured electronic products decreased by US$0.66 million, or 29.9%, from US$2.20 million for the year ended December 31, 2021 to US$1.54 million for the year ended December 31, 2022. The decrease in products revenues was mainly contributed to the termination of cooperation with several major customers in 2022 who were likely to be in default, partially offset by our new orders and new customers.

Revenues from our commissioned processing service increased by US$0.47 million, or 116.8%, from US$0.40 million for the year ended December 31, 2021 to US$0.87 million for the year ended December 31, 2022, which was mainly due to one of our major customer was expanding its business in 2022 and increased the demand of service.

Rental income remained stable at US$0.36 million for the year ended December 31, 2022 compared to US$0.34 million for the year ended December 31, 2021.

Revenues from others increased by US$0.06 million, or 17.6%, from US$0.33 million for the year ended December 31, 2021 to US$0.39 million for the year ended December 31, 2022, which was mainly due to the increase in electricity demand of the lessee for expanding its production capacity in 2022.

Cost of revenues

Our cost of revenues primarily consists of (i) direct materials, labor costs and manufacturing overheads associated with manufactured electronic products, (ii) direct labor costs and manufacturing overheads associated with commissioned processing service, (iii) depreciation of leased property, and (iv) other cost related to the business operation.

Our cost of revenues decreased by US$0.61 million, or 22.3% from US$2.75 million for the year ended December 31, 2021 to US$2.13 million for the year ended December 31, 2022, which was primarily attributable to a decrease in our direct material cost with respect to manufactured electronic products in consistent with the decrease in revenues from our sales of manufactured electronic products, partially offset by increase of labor costs with respect to commission processing service.

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Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit increased by US$0.49 million, or 94.0% from US$0.53 million for the year ended December 31, 2021 to US$1.02 million for the year ended December 31, 2022, and gross profit margin increased from 16.1% in 2021 to 32.3% in 2022, primarily due to (i) the increase in our scale of commissioned processing service with a higher gross margin as the raw materials for commissioned processing services are provided by clients, and (ii) the change of product portfolio with more higher gross profit products were sold in 2022.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii) freight expenses, (iii) rental and depreciation allocated to selling department, (iv) quality inspection fees, and (v) certain other expenses.

Our selling expenses increased by US$0.03 million, or 15.8% from US$0.21 million for the year ended December 31, 2021 to US$0.24 million for the year ended December 31, 2022, primarily due to an increase in quality inspection fee of US$0.03 million as we conducted quality inspections on our products according to customer’s special requirements in 2022.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for general and administrative personnel, (ii) rental and depreciation allocated to general and administrative department, (iii) professional service fees; and (iv) other corporate expenses.

Our general and administrative expenses increased by US$0.18 million, or 23.1% from US$0.78 million for the year ended December 31, 2021 to US$0.96 million for the year ended December 31, 2022, which was primarily attributable to an increase of US$0.16 million in bad debt provision associated with a customer who are in default payment in 2022.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) design and development expenses, (iv) rental and depreciation allocated to the research and development department, (v) technological development service fee, and (vi) certain other expense.

Our research and development expenses decreased by US$0.17 million, or 18.9% from US$0.89 million for the year ended December 31, 2021 to US$0.72 million for the year ended December 31, 2022, which was primarily attributable to a decrease of US$0.14 million in material consumable as we completed most of our hardware development projects in 2021 and shifted our focus to software development that can support hardware in 2022.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing leases, and interest income earned on cash deposits in banks.

Our interest expenses, net increased by US$0.09 million, or 28.2% from US$0.30 million for the year ended December 31, 2021 to US$0.39 million for the year ended December 31, 2022, which was primarily attributable to an increase of US$0.07 million in interest expense due to our increased bank borrowings in 2022.

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Other income, net

Other income, net consists of government subsidies, litigation gain, foreign currency exchange gain or loss, and others.

Other income, net decreased by US$0.29 million, or 79.9% from US$0.36 million for the year ended December 31, 2021 to US$0.07 million for the year ended December 31, 2022, which was primarily attributable to (i) a decrease in litigation gain of US$0.18 million with respect to an legal dispute in 2021, and (ii) a decrease of US$0.08 million in government subsidies with respect to salary and working capital subsidies from Taiwan government in 2021.

Taxation

Mainland China

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

We are subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Net loss

As a result of the foregoing, our net loss decreased by US$0.07 million, or 5.6% from US$1.29 million for the year ended December 31, 2021 to US$1.22 million for the year ended December 31, 2022.

Going concern and Capital Resources

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net losses of US$1.29 million and US$1.22 million for the years ended December 31, 2021 and 2022, respectively. Net cash used in operating activities were US$0.72 million and US$0.13 million for the year ended December 31, 2021 and 2022, respectively. As of December 31, 2022, our accumulated deficits were US$9.62 million, with a working capital deficit of US$2.36 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

We have historically depended on financing from banks, related parties and third-party investors to support our operations. As of December 31, 2022, we had total bank borrowings outstanding in the principal amount of US$3.92 million with weighted average interest rates of 5.1% per annum, which would be due from June 2023 to December 2027, and we had outstanding payments through sales and leaseback arrangements in the principal amount of US$0.4 million due in May 2024 with annual interest rate ranging from 10.2% to 12.4%. Our future operations are dependent upon equity or debt financing and our ability to generate profits through operations at an indeterminate time in the future. We cannot assure that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. Our financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

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Cash Flows

Cash Flows for the Year Ended December 31, 2022 compared with the Year Ended December 31, 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,		Change
	2021	2022	Amount	%
	US$	US$	US$
Net cash used in operating activities	$(717,261)	$(129,863)	$587,398	(81.9)%
Net cash used in investing activities	(1,007,101)	(428,128)	578,973	(57.5)%
Net cash provided by financing activities	1,484,074	605,695	(878,379)	(59.2)%
Effect of exchange rate changes	(19,079)	(124,134)	(105,055)	(550.6)%
Net change in cash and cash equivalents	(259,367)	(76,430)	182,937	(70.5)%
Cash and cash equivalents, beginning of the year	752,805	493,438	(259,367)	(34.5)%
Cash and cash equivalents, end of the year	$493,438	$417,008	$(76,430)	(15.5)%

Operating activities

For the year ended December 31, 2021, our net cash used in operating activities was US$0.72 million, which was primarily attributable to (i) our net loss of US$1.29 million, (ii) an adjustment of added non-cash items of a net amount of US$0.84 million, inclusive of depreciation and amortization and other non-cash items, (iii) an increase of US$0.26 million in accrued expenses and other current liabilities, primarily attributable to the increase in interest payable of bank loans and sales leaseback, (iv) a decrease of US$0.16 million in prepaid expenses and other current assets as our strategic choice to reduce prepayments in 2021, deducted by (v) a net amount of US$0.62 million increase in inventories and accounts payables due to the expand of our sales scale in 2021 and we increase our stock level.

For the year ended December 31, 2022, our net cash used in operating activities was US$0.13 million, which was primarily attributable to (i) our net loss of US$1.22 million, (ii) an adjustment of added non-cash items of a net amount of US$1.01 million, inclusive of depreciation and amortization and other non-cash items, (iii) a decrease of US$0.39 million in prepaid expenses and other current assets due to our effort in reducing prepayments in 2022, and (vi) an increase in the amount of US$0.26 million in accounts receivables associated with a customer who is in default payment and foreign exchange impact in 2022.

Investing activities

For the year ended December 31, 2021, our net cash used in investing activities was US$1.01 million, which was primarily attributable to the purchase of equipment and software.

For the year ended December 31, 2022, our net cash used in investing activities was US$0.43 million, which was primarily attributable to the purchase of equipment and vehicles and partially offset by the proceeds from disposal of equipment.

Financing activities

For the year ended December 31, 2021, our net cash provided by financing activities was US$1.48 million, consisting primarily of net proceeds of US$0.73 million of borrowings from related parties, net proceeds of US$0.38 million from bank borrowings and proceeds from borrowings from third parties of US$0.37 million.

For the year ended December 31, 2022, our net cash provided by financing activities was US$0.61 million, consisting primarily of shareholder contribution of US$0.61 million, net proceeds of US$0.49 million from bank borrowings, partially offset by net amount of repayment of US$0.24 million to related parties, repayment to third parties of US$0.25 million.

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Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment and software. Our capital expenditures were US$0.99 million and US$0.43 million for the years ended December 31, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022. The amounts are gross and undiscounted and include contractual interest payments.

	Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years
Bank borrowing	$4,373,668	$1,801,963	$2,004,205	$567,500
Payments of leaseback	450,876	392,302	58,574	-
Lease obligation	244,315	113,823	130,492	-
Related party loans	50,521	50,521	-	-
Vehicle mortgage loan	23,490	15,660	7,830	-
Total	$5,142,870	$2,374,269	$2,201,101	$567,500

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Inflation affects us by generally increasing the PRC operating entities’ cost of labor and costs of inventories, the way it does to all labor and costs of inventories. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 3—Summary of Significant Accounting Policies” of our consolidated financial statements for the years ended December 31, 2021 and 2022, included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Accounts receivable, net; (ii) Inventories, net, (iii) Impairment of long-lived assets and (iv) Income taxes. While management believes their judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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Allowance for doubtful assets

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables. Accounts receivables are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

We recorded bad debt expense for accounts receivable of nil and US$0.18 million for the years ended December 31, 2021 and 2022, respectively. No bad debt provision was written off for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2022, a 10% increase in our estimate of the bad debt expense related to accounts receivable would increase our pre-tax loss by approximately 1.47%.

Net realizable value of inventory

Inventories, net primarily consisting of raw materials, work-in-process, semi-finished products and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method.

Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon a combination of factors including current sales volume, market conditions, historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence, lower of cost or market analysis and expected realizable value of the inventory.

The write-down made for inventories were US$252,499 and US$310,159 for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2022, a 10% increase in our estimate of the write-down for inventories would increase our pre-tax loss by approximately 2.55%.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2022.

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Valuation allowance for deferred tax assets

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As of December 31, 2021 and 2022, deferred tax assets were US$3.09 million and US$2.96 million, respectively, and we have provided a valuation allowance as we have concluded that it is more likely than not that these net operating losses would not be utilized in the future. As of December 31, 2022, we had net operating loss carryforwards of approximately US$12.6 million, which arose from our subsidiaries, established in the Mainland China. The net operating loss carryforwards of US$0.87 million, US$1.38 million, US$1.37 million, US$1.76 million, US$1.65 million, and US$5.60 million will expire, if unused, by 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Our operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than US$14,498 (RMB 100,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in our provision for income taxes line of our consolidated statements of income for the years ended December 31, 2021 and 2022, respectively. We did not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

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CETUS CAPITAL’S BUSINESS

Cetus Capital Acquisition Corp. is a blank check company incorporated as a Delaware corporation on June 7, 2022. Cetus Capital was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 3, 2023, Cetus Capital sold 5,750,000 Public Units at a price of $10.00 per Public Unit, including the full exercise of the over-allotment option of 750,000 Public Units granted to the underwriters, generating gross proceeds of $57,500,000 related to its IPO. Each Public Unit consists of one Public Share, one Public Warrant and one Public Right. Each Public Warrant is exercisable for one shares of Cetus Common Stock at an exercise price of $11.50 per share. Each Public Right will convert into one-sixth (1/6) of one PubCo Ordinary Share upon the consummation of the Business Combination.

Concurrently with the closing of Cetus Capital’s IPO, the Sponsor purchased an aggregate of 286,875 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,868,750 in a private placement, and Cetus Capital issued 57,500 shares of Cetus Common Stock to EF Hutton for nominal consideration.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Cetus Capital does not complete a Business Combination prior to the expiration of the Business Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of September 30, 2023, cash of $39,585 was held outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO and the sale of the Private Units, a total of $58,506,250 ($10.175 per Public Unit) was placed in a the Trust Account with CST acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Cetus Capital’s failure to complete a business combination within the applicable period of time.

The Public Units, the Public Shares, the Public Warrants and the Public Rights are each quoted on Nasdaq, under the symbols “CETUU”, “CETU”, “CETUW” and “CETUR”, respectively.

Permitted Purchases of our Securities

Because we are seeking stockholder approval of our initial business combination and are not conducting redemptions in connection with our initial business combination pursuant to the tender offer rules, our Sponsor, initial stockholders, directors, officers, advisors or their affiliates may purchase public shares, public warrants or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial stockholders, directors, officers or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the Trust Account will be used to purchase shares or public warrants in such transactions prior to completion of our initial business combination.

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The purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants or public rights could be to reduce the number of public warrants or public rights outstanding or to vote such warrants or rights on any matters submitted to the warrant holders or rights holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of the Public Shares, warrants or rights may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our Sponsor, officers, directors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such stockholder has already submitted a proxy with respect to our initial business combination. Our Sponsor, officers, directors or their affiliates will only purchase Public Shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our Sponsor, officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors and/or their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. We expect that any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

We are providing our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. As of September 30, 2023, the amount in the Trust Account was $[●] per Public Share. The per-share amount we will distribute to Public Stockholders who properly redeem their Public Shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our initial stockholders have agreed to waive their redemption rights with respect to any founder shares, placement shares and any public shares held by them in connection with the completion of our initial business combination.

Manner of Conducting Redemptions

We will complete our initial business combination only if a majority of the outstanding shares of common stock present and entitled to vote at the meeting to approve the initial business combination when a quorum is present are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of Cetus Capital representing a majority of the voting power of all outstanding shares of capital stock of Cetus Capital entitled to vote at such meeting. Our initial stockholders will count toward this quorum and pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares and placement shares held by them and any Public Shares acquired during or after the IPO (including in open market and privately negotiated transactions) in favor of our initial business combination. Each Public Stockholder may elect to redeem its Public Shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction.

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The Existing Charter provides that we may not redeem our Public Shares unless our net tangible assets are at least $5,000,001 upon consummation of our initial business combination and after payment of underwriters’ fees and commissions or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. In the event the aggregate cash consideration we would be required to pay for all Public Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Public Shares submitted for redemption will be returned to the holders thereof.

Limitation on Redemption upon Completion of our Initial Business Combination if we Seek Stockholder Approval

Because we are seeking stockholder approval of our initial business combination instead of conducting a tender offer, the Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of our Public Shares, which we refer to as the “Excess Shares.” Such restriction shall also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the Public Shares without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against, or to abstain from voting on, our initial business combination.

Tendering Stock Certificates in Connection with Redemption Rights

We may require our Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent up to two business days prior to the vote on the proposal to approve the initial business combination, or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. Accordingly, a Public Stockholder would have up to two days prior to the vote on the initial business combination to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for stockholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date of the stockholder meeting. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our Public Shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our Public Stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by Public Stockholders who elected to redeem their shares.

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If our initial proposed initial business combination is not completed, we may continue to try to complete an initial business combination with a different target until the expiration of the Business Combination Period.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The Existing Charter provides that we will have until the expiration of the Business Combination Period to complete our initial business combination. If we are unable to complete our initial business combination within such period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants or rights, which will expire worthless if we fail to complete our initial business combination within the 9-month (or up to 18-month) time period.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any founder shares, placement shares and representative shares held by them if we fail to complete our initial business combination within the nine month (or up to 18 month) time period. However, if our sponsor, officers or directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the nine month (or up to 18 month) time period.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $[●] of proceeds held outside the Trust Account as of [●],2023, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Based on the balance available in the Trust Account as of September 30, 2023, the per-share redemption amount received by Public Stockholders upon our dissolution would be approximately $[●]. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Stockholders. We cannot assure you that the actual per-share redemption amount received by Public Stockholders will not be substantially less than $[●]. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our Public Stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought, and will continue to seek, to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. MaloneBailey, our independent registered public accounting firm, and the underwriters of the IPO, will not execute agreements with us waiving such claims to the monies held in the Trust Account.

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In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.175 per Public Share and (ii) the actual amount per Public Share held in the Trust account as of the date of the liquidation of the Trust Account, if less than $10.175 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.175 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we cannot assure you that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.175 per Public Share.

We seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor is also not liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to the amounts held outside the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination prior to the expiration of the Business Combination Period may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

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Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination prior to the expiration of the Business Combination Period, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination prior to the expiration of the Business Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the expiration of the Business Combination Period and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought, and will continue to seek, to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.175 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.175 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

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Our Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend any provisions of the Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Public Shares if we do not complete our initial business combination prior to the expiration of the Business Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of our Public Shares if we are unable to complete our business combination prior to the expiration of the Business Combination Period, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of the Existing Charter, like all provisions of the Existing Charter, may be amended with a stockholder vote.

Periodic Reporting and Financial Information

Cetus Capital has registered its units, Class A common stock, warrants and rights under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, the annual reports of Cetus Capital contain financial statements audited and reported on by Cetus Capital’s independent registered public accountants.

Cetus Capital will provide stockholders with audited financial statements of the prospective target business as part of the tender offer materials or proxy solicitation materials sent to stockholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential targets with which Cetus Capital may conduct an initial business combination because some targets may be unable to provide such statements in time for Cetus Capital to disclose such statements in accordance with federal proxy rules and complete its initial business combination within the prescribed time frame. Cetus Capital cannot assure you that any particular target business identified by it as a potential business combination candidate will have financial statements prepared in accordance with GAAP or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, Cetus Capital may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, Cetus Capital does not believe that this limitation will be material.

Cetus Capital is required to evaluate its internal control procedures for the fiscal year ending December 31, 2023 as required by the Sarbanes-Oxley Act. Only in the event that Cetus Capital is deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will Cetus Capital be required to have its internal control procedures audited. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination. Cetus Capital filed a Registration Statement on Form 8-A with the SEC to voluntarily register its securities under Section 12 of the Exchange Act. As a result, Cetus Capital is subject to the rules and regulations promulgated under the Exchange Act. Cetus Capital has no current intention of filing a Form 15 to suspend its reporting or other obligations under the Exchange Act prior or subsequent to the consummation of its initial business combination.

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Cetus Capital is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Cetus Capital is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find the securities of Cetus Capital less attractive as a result, there may be a less active trading market for the securities of Cetus Capital and the prices of its securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Cetus Capital intends to take advantage of the benefits of this extended transition period.

Cetus Capital will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which Cetus Capital has total annual gross revenue of at least $1.235 billion, or (c) in which Cetus Capital is are deemed to be a large accelerated filer, which means the market value of the shares of Cetus Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Cetus Capital has issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Additionally, Cetus Capital is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Cetus Capital will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) Cetus Capital’s annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of its common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

Facilities

The executive offices of Cetus Capital are located at Floor 3, No. 6, Lane 99, Zhengda Second Street, Wenshan District, 11602 Taipei, Taiwan, R.O.C., and our telephone number is: +886 920518827. Cetus Capital considers its current office space adequate for its current operations.

Employees

Cetus Capital has have two officers as of the date of this proxy statement/prospectus. These individuals are not obligated to devote any specific number of hours to the matters of Cetus Capital but they intend to devote as much of their time as they deem necessary, in the exercise of their respective business judgement, to the affairs of Cetus Capital until Cetus Capital has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Cetus Capital’s initial business combination and the stage of the initial business combination process Cetus Capital is in. Cetus Capital does not intend to have any full-time employees prior to the completion of its initial business combination. Cetus Capital does not have an employment agreement with any member of its management team.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Cetus Capital or any members of its management team in their capacity as such.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CETUS CAPITAL

PubCo was incorporated on July 25, 2023 under the laws of the BVI for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for MKD Taiwan. The financial statements of PubCo have been omitted because this entity has no assets, has not commenced operations and has not engaged in any business or other activities except in connection with its formation. PubCo does not have any contingent liabilities or commitments.

The following discussion and analysis of Cetus Capital’s financial condition and results of operations should be read in conjunction with Cetus Capital’s audited financial statements and the notes related thereto.

Overview

Cetus Capital is a blank check company incorporated in Delaware on June 7, 2022. Cetus Capital was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On February 3, 2023, Cetus Capital consummated the IPO of 5,750,000 Public Units, including the full exercise of the over-allotment option of 750,000 Public Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $57,500,000. Simultaneously with the closing of the IPO, Cetus Capital consummated the private placement with the Sponsor of 286,875 Private Units (as described in Note 4), generating total proceeds of $2,868,750, including the conversion of the outstanding promissory note to Private Units at $10.00 per unit in the total principal amount of $216,837. Each Public Unit and each Private Unit consists of one share of Cetus Common Stock, one redeemable warrant entitling its holder to purchase one share of Cetus Common Stock at a price of $11.50 per share, and one right to receive one-sixth (1/6) of one share of Cetus Common Stock upon the consummation of the business combination.

Upon the closing of the IPO and the private placement on February 3, 2023, a total of $58,506,250 was placed in the Trust Account maintained by CST as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest only in direct U.S. government treasury obligations.

If Cetus Capital is are unable to complete a Business Combination prior to the expiration of the Business Combination Period, Cetus Capital will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Cetus Capital’s remaining stockholders and the Cetus Board, dissolve and liquidate, subject in each case to the obligations of Cetus Capital under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Cetus Capital cannot assure you that its plans to complete our initial business combination will be successful.

Business Combination Agreement

On June 20, 2023, Cetus Capital entered into the Business Combination Agreement with MKD Taiwan, MKD BVI and the Shareholders’ Representative, pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate PubCo for the purpose of serving as the public listed company whose shares shall be traded on The Nasdaq Stock Market, which company shall initially be owned by the Shareholders’ Representative; (B) PubCo will incorporate Merger Sub 1, for the sole purpose of effecting the Acquisition Merger; (C) PubCo will incorporate Merger Sub 2, for the sole purpose of effecting the SPAC Merger; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) Cetus and Merger Sub 2 will effect the SPAC Merger.

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On July 31, 2023, the parties to the Business Combination Agreement entered into a First Addendum to the Business Combination Agreement, pursuant to which (A) MKDWELL Tech Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to PubCo thereunder and (B) the parties agreed to extend the date by which PubCo, Merger Sub 1 and Merger Sub 2 must execute an addendum to become parties to the Business Combination Agreement from July 31, 2023 to August 20, 2023.

On August 10, 2023, MKDMerger1 Inc. and MKDMerger2 Inc. each executed and delivered a Second Addendum to the Business Combination Agreement, pursuant to which (A) MKDMerger1 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 1 thereunder and (B) MKDMerger2 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 2 thereunder.

On November 19, 2023, the parties to the Business Combination Agreement entered into a Third Addendum to the Business Combination Agreement to extend the Termination Date from November 3, 2023 to February 1, 2024.

The Business Combination is expected to close in the first calendar quarter of 2024, following the receipt of the required approval by our stockholders and, to the extent necessary, the other parties to the Business Combination Agreement, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of PubCo filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

Results of Operations

Cetus Capital’s entire activity since inception up to September 30, 2023 was in connection with its initial public offering and its search for a target for its initial business combination. Cetus Capital will not generate any operating revenues until the closing and completion of its initial business combination, at the earliest.

For the three and nine months ended September 30, 2023, Cetus Capital had net income of $64,868 and $478,209, respectively, which consisted of interest income on the Trust Account in the amount of $262,851 and $1,368,892, respectively, partially offset by formation and operating costs of $103,285 and $482,688, respectively, franchise tax expense of $50,000 and $152,567, respectively, and income tax expense of $44,698 and $255,428, respectively.

Liquidity and Capital Resources

At September 30, 2023, Cetus Capital had $39,585 in cash and working capital deficit of $501,236.

Cetus Capital has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with Cetus Capital’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about Cetus Capital’s ability to continue as a going concern. In addition, if Cetus Capital is unable to complete a Business Combination within the Combination Period, the Cetus Board would proceed to commence a voluntary liquidation and thereby a formal dissolution of Cetus Capital. There is no assurance that Cetus Capital’s plans to consummate a Business Combination will be successful within the business combination period. As a result, management has determined that such additional condition also raise substantial doubt about Cetus Capital’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Critical Accounting Policies and Estimates

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Cetus Capital has identified the following as its critical accounting policies and estimates:

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Common Stock Subject to Redemption

Cetus Capital accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Cetus Capital’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Cetus Capital’s common stock features certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of Cetus Capital’s balance sheet.

Cetus Capital has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 9-month period leading up to a Business Combination.

Off-Balance Sheet Financing Arrangements

Cetus Capital has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2023. Cetus Capital does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Cetus Capital has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of Cetus Capital and MKD Taiwan, adjusted to give effect to the Business Combination and the other events contemplated by the Business Combination Agreement. Unless otherwise indicated or the context otherwise requires, references to the “Combined Company” refer to PubCo and its consolidated subsidiaries after giving effect to the Business Combination.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

Cetus Capital is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet combines the audited condensed balance sheet of Cetus Capital as of December 31, 2022, with the audited condensed consolidated balance sheet of MKD Taiwan as of December 31, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2022, combines the audited condensed statement of operations of Certus Capital for the period from June 7, 2022 (inception) to December 31, 2022 with the historical audited consolidated statements of comprehensive loss for the year ended December 31, 2022 of MKD Taiwan, giving effect to the Business Combination as if it had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

●	MKD Taiwan’s audited condensed consolidated balance sheet as of December 31, 2022, as included elsewhere in this proxy statement/prospectus; and

●	Cetus Capital’s audited condensed balance sheet as of December 31, 2022, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, has been prepared using the following:

●	MKD Taiwan’s historical audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2022, as included elsewhere in this proxy statement/prospectus; and

●	Cetus Capital’s audited condensed statement of operations for the period from June 7, 2022 (inception) to December 31, 2022, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD Taiwan”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cetus Capital”, and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On June 20, 2023, Cetus Capital, MKD Taiwan, MKD BVI and the Shareholders’ Representative entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the mergers and the other transactions contemplated thereby.

For more information about the Business Combination and Business Combination Agreement, please see the section entitled “The Business Combination Proposal — General Description of the Business Combination and Business Combination Agreement.”

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Accounting for the Business Combination

As a result of the Taiwan Reorganization, MKD Taiwan was determined to be the accounting acquirer and MKD BVI was the accounting acquiree. The Taiwan Reorganization will be accounted for as a reverse acquisition transaction, MKD Taiwan’s financial statements was presented at a reverse recapitalization method as MKD BVI’s historical financial statements.

As for the Business Combination, MKD BVI was determined to be the accounting acquirer and Cetus Capital was the accounting acquiree. This determination was primarily based on the current shareholders of MKD BVI having a majority of the voting power of the post-combination company. The transaction will be similar to that of a capital infusion as the only significant pre-combination asset of Cetus Capital is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of MKD BVI issuing shares, warrants and rights for the net monetary assets of Cetus Capital.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to reflect hypothetical adjustments as if a completed transaction had occurred at a specified date. The adjustments presented on the unaudited pro forma condensed combined financial statements are directly attributable to the transaction and are factually supportable or are made by management to reflect other potential effects of the transaction that are not directly attributable to the transaction and that are not factually supportable.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. MKD Taiwan and Cetus Capital have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of the shares of Cetus Common Stock:

●	Scenario 1 — Assuming No Redemptions into Cash: No Public Stockholders exercise their redemption rights, all Public Shares previously subject to redemption for cash amounting to $51,770,534 would be transferred to permanent equity; and

●	Scenario 2 — Assuming Maximum Redemptions into Cash: The maximum number of Public Shares are redeemed for cash by Public Stockholders, $52,576,413 would be paid out in cash, which is the amount required to redeem 5,252,488 Public Shares, represents the maximum redemption amount.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 14,343,228 ordinary shares to be issued to MKD BVI shareholders in connection with the Business Combination Agreement under Scenarios 1 and 2, which assumes that MKD BVI holds all of the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination.

As a result of the Business Combination and immediately following the closing of the Business Combination, assuming no Public Shareholders elect to redeem their Public Shares for cash, the former shareholders of MKD BVI will own approximately 62.7% of the outstanding PubCo Ordinary Shares and the former shareholders of Cetus Capital will own approximately 37.3% of the outstanding PubCo Ordinary Shares (in each case, as of December 31, 2022 and without giving effect to any shares issuable to them upon the exercise of warrants).

If 5,252,488 ordinary shares are redeemed for cash, which assumes the maximum redemption of Public Shares, the former shareholders of MKD BVI will own approximately 81.4% of the outstanding PubCo Ordinary Shares and the former shareholders of Cetus Capital will own approximately 18.6% of the outstanding PubCo Ordinary Shares (in each case, as of December 31, 2022 and without giving effect to any shares issuable to them upon the exercise of warrants).

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PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

(UNAUDITED)

				Scenario 1			Scenario 2
				Assuming No			Assuming Maximum
				Redemptions into Cash			Redemptions into Cash
	(A)	(B)	(C)	Pro Forma		Pro Forma	Pro Forma	Pro Forma
	CETUS CAPITAL	CETUS CAPITAL’S IPO	MKD TAIWAN	Adjustments		Balance	Adjustments Sheet	Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$20,000	$59,281,414	$417,008	$(1,725,000)	(2)	$57,993,422	$(52,576,413) (3)	$5,417,009
Accounts receivable, net	-	-	858,798	-		858,798	-	858,798
Prepaid expenses and other current asset, net	-	-	157,618	-		157,618	-	157,618
Inventories, net	-	-	231,748	-		231,748	-	231,748
Total current assets	20,000	59,281,414	1,665,172	(1,725,000)		59,241,586	(52,576,413)	6,665,173
Non-current assets:
Deferred offering costs	216,185	(621,902)	-	405,717	(1)	-	-	-
Intangible asset, net	-	-	281,662	-		281,662	-	281,662
Property, plant and equipment, net	-	-	3,211,208	-		3,211,208	-	3,211,208
Real estate properties for lease, net	-	-	2,684,064	-		2,684,064	-	2,684,064
Operating lease right-of-use assets, net	-	-	182,764	-		182,764	-	182,764
Financing lease right-of-use assets, net	-	-	46,058	-		46,058	-	46,058
Oher non-current assets	-	-	61,998	-		61,998	-	61,998
Total non-current assets	216,185	(621,902)	6,467,754	405,717		6,467,754	-	6,467,754
TOTAL ASSETS	236,185	58,659,512	8,132,926	(1,319,283)		65,709,340	(52,576,413)	13,132,927

LIABILITIES
Current liabilities:
Promissory note – related party	216,837	(216,837)	-	-		-	-	-
Short-term bank borrowings	-	-	1,348,373	-		1,348,373	-	1,348,373
Accrued expenses and other current liabilities	-	-	2,021,931	-		2,021,931	-	2,021,931
Accounts payable	-	-	211,049	-		211,049	-	211,049
Amounts due to related parties, current	-	-	48,812	-		48,812	-	48,812
Long-term bank borrowings-current portion	-	-	289,973	-		289,973	-	289,973
Operating lease liabilities- current	-	-	58,203	-		58,203	-	58,203
Finance lease liabilities- current	-	-	47,244	-		47,244	-	47,244
Total current liabilities	216,837	(216,837)	4,025,585	-		4,025,585	-	4,025,585
Non-current liabilities:
Long-term bank borrowings	-	-	2,282,645	-		2,282,645	-	2,282,645
Deferred underwriting commission	-	1,725,000	-	(1,725,000)	(2)	-	-	-
Operating lease liabilities- non current	-	-	124,561	-		124,561	-	124,561
Other non-current liabilities	-	-	165,855	-		165,855	-	165,855
Total non-current liabilities	-	1,725,000	2,573,061	(1,725,000)		2,573,061	-	2,573,061
TOTAL LIABILITIES	216,837	1,508,163	6,598,646	(1,725,000)		6,598,646	-	6,598,646

Class A Common stock subject to possible redemption, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding at redemption value	-	57,492,000	-	(57,492,000)	(3)	-	-	-

Commitments and contingencies	-		-

EQUITY

Ordinary shares	-	-	8,839,650	(8,836,496)	(4)	3,154	(497) (4)	2,657
Class A common stock	144	35	-	(179)	(4)	-	-	-
Additional paid-in capital	24,856	(340,686)	925,297	405,717	(1)	67,338,207	(52,576,413) (3)	14,762,291
				57,492,000	(3)		497 (4)
				8,831,023	(4)
Accumulated deficit	(5,652)	-	(9,623,455)	5,652	(4)	(9,623,455)	-	(9,623,455)
Accumulated other comprehensive income	-	-	610,984	-		610,984	-	610,984
TOTAL SHAREHOLDER’S EQUITY	19,348	(340,651)	752,476	57,897,717		58,328,890	(52,576,413)	5,752,477
Non-controlling interest	-	-	781,804	-		781,804	-	781,804
TOTAL EQUITY	19,348	(340,651)	1,534,280	57,897,717		59,110,694	(52,576,413)	6,534,281
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND EQUITY	236,185	58,659,512	8,132,926	(1,319,283)		65,709,340	(52,576,413)	13,132,927

See accompanying notes to unaudited pro forma condensed combined financial information.

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PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
(UNAUDITED)

			Scenario 1			Scenario 2
			Assuming No			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash
	(A)	(B)	Pro Forma		Pro Forma	Pro Forma	Pro Forma
	CETUS CAPITAL	MKD TAIWAN	Adjustments		Income Statement	Adjustments	Income Statement
Net revenue	-	3,153,486	-		3,153,486	-	3,153,486
Cost of revenues	-	(2,134,376)	-		(2,134,376)	-	(2,134,376)
Gross profit	$-	$1,019,110	$-		$1,019,110	$-	$1,019,110

Operating expenses
Selling and marketing expenses	-	(239,354)	-		(239,354)	-	(239,354)
General and administrative expenses	(5,652)	(958,816)	-		(964,468)	-	(964,468)
Research and development costs	-	(721,254)	-		(721,254)	-	(721,254)
Total operating expenses	(5,652)	(1,919,424)	-		(1,925,076)	-	(1,925,076)
Operating loss	(5,652)	(900,314)	-		(905,966)	-	(905,966)

Other expenses
Financial expenses, net	-	(390,031)	-		(390,031)	-	(390,031)
Other income, net	-	73,259	-		73,259	-	73,259
Total other expenses, net	-	(316,772)	-		(316,772)	-	(316,772)
	-
Loss before income tax expense	(5,652)	(1,217,086)	-		(1,222,738)	-	(1,222,738)
Income tax expenses	-	-	-		-	-
Net loss	$(5,652)	$(1,217,086)	$-		$(1,222,738)	$-	$(1,222,738)
Net loss attributable to non-controlling interest	-	(39,192)	-		(39,192)	-	(39,192)
Net loss attributable to MKD’s ordinary shareholders	(5,652)	(1,256,278)	-		(1,261,930)	-	(1,261,930)
Weighted average ordinary shares outstanding - basic and diluted	-	26,042,934	(3,161,686	)(1)	22,881,248	(4,965,613)	17,915,635
Weighted average redeemable ordinary shares outstanding - basic and diluted	1,250,000	-	(1,250,000)	(1)	-	-	-
Loss per share - basic and diluted	(0.00)	(0.05)	-		(0.06)	-	(0.07)

See accompanying notes to unaudited pro forma condensed combined financial information.

133

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 — BASIS OF PRESENTATION

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Cetus Capital will be treated as the “accounting acquiree” and MKD BVI as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MKD BVI issuing shares for the net assets of Cetus Capital, followed by a recapitalization. The net assets of Cetus Capital will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MKD Taiwan.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022, assumes that the Business Combination and related transactions occurred on December 31, 2022. The audited pro forma condensed combined statement of operations for the year ended December 31, 2022, combines the audited condensed statement of operations of Cetus Capital for the period from June 7, 2022 (inception) to December 31, 2022 with the historical audited consolidated statements of comprehensive loss for the year ended December 31, 2022 of MKD Taiwan, giving effect to the Business Combination as if it had been consummated on January 1, 2022, the beginning of the earliest period presented. These periods are presented on the basis that MKD BVI is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Cetus Capital believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Cetus Capital believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, and operating efficiencies that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Cetus Capital and MKD Taiwan.

NOTE 2 — ACCOUNTING POLICIES AND RECLASSIFICATIONS

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

NOTE 3 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Cetus Capital has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. MKD Taiwan and Cetus Capital have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

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The pro forma basic and diluted earnings per share amounts as of December 31, 2022 presented in the unaudited pro forma condensed combined statement of operations are based upon the number of MKD Taiwan shares outstanding, assuming the Business Combination and related transactions occurred on the earliest period presented: January 1, 2022, respectively.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

(A)	Derived from the audited balance sheet of Cetus Capital as of December 31, 2022.

(B)	Derived from the issuance of Cetus Capital’s IPO on February 3, 2022.

(C)	Derived from the audited balance sheet of MKD as of December 31, 2022.

(1)	Reflects the elimination of additional paid-in capital and deferred offering costs incurred during the Cetus Capital’s IPO.

(2)	Reflects the settlement of deferred underwriting commission .

(3)	In Scenario 1, which assumes no Public Stockholders exercise their redemption rights, all Public Shares previously subject to redemption for cash amounting to $51,770,534 would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1, 2 and 3 above, but also assumes the maximum number of Public Shares are redeemed for cash by Public Stockholders, $52,576,413 would be paid out in cash. The $52,576,413, which is the amount required to redeem 5,252,488 Public Shares, represents the maximum redemption amount.

(4)	To reflect recapitalization of MKD Taiwan through (a) the contribution of 62.36% of the share capital in MKD Taiwan to Cetus Capital, (b) the issuance of 14,343,228 PubCo Ordinary Shares in connection with the merger, and (c) the elimination of Cetus Capital’s historical accumulated deficit.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(A)	Derived from Cetus Capital’s audited statement of operations for the period from June 7, 2022 (inception) through December 31, 2022.

(B)	Derived from the MKD Taiwan’s audited consolidated statement of operations for the year ended December 31, 2022.

(1)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following presents the calculation of basic and diluted weighted average shares outstanding assuming two alternative levels of conversion for the year ended December 31, 2022. 6,036,875 Public PubCo warrants and 286,875 Private PubCo warrants are not included in the determination of weighted average shares outstanding because they are anti-dilutive.

	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Cetus Capital Public Stockholders	5,750,000	497,512
Cetus Capital shares held by Cetus Sponsor LLC	1,772,187	1,772,187
Cetus Capital Public Shares converted from the Public Rights	958,333	958,333
Cetus Capital shares held by EF Hutton	57,500	57,500
Shares issued to MKD BVI’s shareholders in Business Combination	14,343,228	14,343,228
Weighted average shares outstanding	22,881,248	17,628,760

Percent of shares owned by existing public holders of Cetus Capital share	29.3%	8.3%
Percent of shares owned by Cetus Sponsor LLC	7.7%	10.1%
Percent of shares owned by existing holders of MKD BVI’s share	62.7%	81.4%

135

CETUS CAPITAL DIRECTORS, EXECUTIVE OFFICERS and executive compensation

Directors and Executive Officers

Cetus Capital’s current directors and executive officers are as follows:

Name	Age	Position
Chung-Yi Sun	62	Chief Executive Officer, President and Chairman
Cheng-Nan Wu	56	Chief Financial Officer, Secretary, Treasurer and Director
Lin Bao	49	Independent Director
Jung-Te Chang	60	Independent Director
Grace F.L. Peng	53	Independent Director

Chung-Yi Sun, Chief Executive Officer, President and Chairman of the Board of Directors

Mr. Sun has served as the Chief Executive Officer and President of Cetus Capital, and as the Chairman of its Board of Directors, since June 8, 2022. Mr. Sun has served since January 2022 as Managing Director of AWinner Limited, an investment firm focused on breakthrough Information Technology companies. Mr. Sun has also served since June 2010 as Assistant Vice President of Lite-On Green Technologies, Inc., a Taiwan-based green technology company, where he is responsible for supervising the company’s daily operations and personally interacting with venture capital representatives and private investors. Mr. Sun has more than 20 years of experience in the high technology, energy and automobile industries. Since September 2019, Mr. Sun has been a Ph.D. candidate in Culture & Media at Soochow University in Suzhou, China. Mr. Sun, a resident of Taiwan, received an MBA from University of Wales Institute in 2003, and a bachelor’s degree in optics and physics from Chung Yuan Christian University in Taiwan in 1987. Cetus Capital believes that Mr. Sun is well-qualified to serve as a member of the Cetus Board due to his experience in the new technology and information technology industries and his contacts and relationships.

Cheng-Nan Wu, Chief Financial Officer, Secretary, Treasurer and Director

Mr. Wu has served as the Chief Financial Officer, Secretary and Treasurer of Cetus Capital since June 8, 2022, and as a member of its Board of Directors since January 31, 2023. Mr. Wu has served since September 2022 as Chief Financial Officer of AWinner Limited, an investment firm focused on breakthrough Information Technology companies. Mr. Wu served from February 2019 to August 2022 as General Manager Assistant for overall planning of financial systems and financial strategic planning at Hotai Motor Co., Ltd., a Taiwan-based and publicly-listed company that is principally engaged in the distribution of motor vehicles and relevant parts. Mr. Wu also served from February 2019 to August 2022 as General Manager of Training Centre and General Manager Assistant (Group) at Hotong Motor Investment Co., Ltd., an investment company focused on the Chinese automobile industry and a subsidiary of Hotai Motor Co., Ltd. From 2012 to 2018, Mr. Wu served as Vice President of Cayman Engley Industrial Co., Ltd., a Cayman Islands-based company that produces and sells automobile parts in China and internationally. Mr. Wu, a resident of Taiwan, earned an MBA from Shih Hsin University in Taipei in 2018, and he earned a BE in Industrial Management from Southern Taiwan University in 1990. Cetus Capital believes that Mr. Wu is well-qualified to serve as a member of the Cetus Board due to his long financial and management background.

Lin Bao, Independent Director

Ms. Bao has served as an independent director of Cetus Capital since January 31, 2023. Ms. Bao has over 15 years of experience in accounting and auditing. She has served as the Chief Financial Officer of Jayud Global Logistics Limited, an end-to-end supply chain solution provider in China with a focus on providing cross-border logistics services, since October 2022. She served as the Chief Financial Officer of Eagsen, Inc., a vehicle communication and entertainment system provider, from April 2020 to September 2022. Before Eagsen, Inc. was set up, Ms. Bao served as Chief Financial Officer of Shanghai Eagsen Intelligent Co., Ltd. from November 2019 to March 2020. From February 2018 to August 2019, Ms. Bao served as Chief Financial Officer of Jufeel International Group., a biotech company that cultivates, produces, develops and sells raw aloe vera and aloe vera based consumer products in China. From October 2015 to January 2018, Ms. Bao worked as an independent consultant to provide accounting advisory services for China-based companies. Ms. Bao began her career in accounting at Ernst & Young LLP Toronto, where she served from January 2005 to May 2008 as a Senior. Ms. Bao received a bachelor’s degree in Accounting from Concordia University in 2005, and a bachelor’s degree in Japanese from the Beijing Second Foreign Language Institute in 1994. Ms. Bao is a Certified Public Accountant in the United States, and she is also a Canadian Chartered Professional Accountant and a Hong Kong Certified Public Accountant. Cetus Capital believes that Ms. Bao is well-qualified to serve as a member of the Cetus Board due to accounting and auditing background in multiple industries.

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Jung-Te Chang, Independent Director

Mr. Chang has served as an independent director of Cetus Capital since January 31, 2023. Mr. Chang has served as Chairman and Managing Director of Taiwan XuFeng Investment Co., Ltd., an investment company based in Taiwan, since August 2020. Prior to that, Mr. Chang served from 2012 to 2017 as Chairman and Managing Director of Taiwan Shun On Electronic Co., Ltd., a Taiwan-based public company primarily engaged in the manufacture and distribution of conductive membrane and membrane keypad products, as well as the development and sales of automotive electronics products, having previously served as Chief Executive Officer of such company from 2010 to 2012. Mr. Chang, a resident of Taiwan, earned an MBA from the China School Business, Sun Yat-sen University in 2005. Cetus Capital believes that Mr. Chang is well-qualified to serve as a member of the Cetus Board due to his management and public company experience, particularly in the electronics and technology industries.

Grace F. L. Peng, Independent Director

Ms. Peng has served as an independent director of Cetus Capital since January 31, 2023. Ms. Peng is a supply chain logistics advisor, executive and entrepreneur with 25 years of industry experience. Ms. Peng is the founder, president and a member of the Board of Directors of Transformers Network, Inc. (d/b/a T.Network), a U.S.-based global freight management company established in 2018. Prior to founding T.Network, Ms. Peng served from June 2014 to July 2018 as Director of Customer Strategy for Asia at C.H. Robinson Asia Network, where she successfully built a foundation for vertical sales strategies with proven records of landing semi-conductor, eCommerce and contract logistics solutions that benefit the logistics decisions of large global enterprises. Ms. Peng, a resident of Taiwan, received a B.A. in Management Information from National Open University, Taiwan, in 2017. Cetus Capital believes that Ms. Peng is well-qualified to serve as a member of the Cetus Board due to her executive and entrepreneurial experience.

Officer and Director Compensation

None of the officers of Cetus Capital has received any cash compensation for services rendered to Cetus Capital. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by Cetus Capital to its Sponsor (or any officer, director or affiliate of the Sponsor) or to any of its officers or directors (or any of their affiliates), prior to, or in connection with any services rendered in order to effectuate, the consummation of the initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of Cetus Capital, such as identifying potential target businesses and performing due diligence on suitable business combinations, and members of Cetus Capital’s management team and Cetus Capital’s independent directors will have an indirect interest in the founder shares to the extent of their membership interest in the Sponsor following the closing of the IPO. The audit committee of Cetus Capital will review on a quarterly basis all payments that were made to the Sponsor, any of the officers or directors of Cetus Capital, or any affiliates of the foregoing persons. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, Cetus Capital does not have any additional controls in place governing its reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of the initial business combination, directors or members of the management team of Cetus Capital who remain with the combined company may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to stockholders in connection with a proposed initial business combination. Cetus Capital has not established any limit on the amount of such fees that may be paid by the combined company to its directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to the officers of Cetus Capital will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Cetus Capital has not taken, and does not intend to take, any action to ensure that members of the Cetus Capital management team maintain their positions with the combined company after the consummation of the initial business combination, although it is possible that some or all of its officers and directors may negotiate employment or consulting arrangements to remain with the combined company after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the combined company may influence management’s motivation in identifying or selecting a target business, but Cetus Capital does not believe that the ability of management to remain with the combined company after the consummation of the initial business combination will be a determining factor in its decision to proceed with any potential business combination. Cetus Capital is not party to any agreements with its officers and directors that provide for benefits upon termination of employment. As of the date of this proxy statement/prospectus, it is contemplated that Chung-Yi Sun, the President, Chief Executive Officer and Chairman of the Board of Directors of Cetus Capital, and Jung-Te Chang, a member of the Cetus Board, will serve as a member of the PubCo Board following the Closing of the Business Combination, and will receive such compensation as may be provided to non-employee members of the PubCo Board as shall be determined at such time.

137

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS

AFTER THE BUSINESS COMBINATION

MKDWELL Tech Inc., or PubCo, will be the public listed company whose shares shall be traded on The Nasdaq Stock Market PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Mr. Ming-Chia Huang	49	Chief Executive Officer and Chairman of the Board of Directors
Ms. Min-Jie Cui	37	Chief Financial Officer
Mr. Ming-Chao Huang	53	Director Nominee
Mr. Chih-Hsiang Tang	37	Independent Director Nominee
Mr. Chung-Yi Sun	62	Independent Director Nominee
Mr. Jung-Te Chang	60	Independent Director Nominee

Ming-Chia Huang, Chief Executive Officer and Chairman of the Board of Directors

Mr. Ming-Chia Huang is the founder of MKD Technology Inc and is MKD’s chief executive officer, director and chairman of the board of directors. Mr. Huang founded MKD in 2006 and is responsible for the overall business strategy and operation of the group. Mr. Huang currently also serves as a director in other subsidiaries of the MKD group. Mr. Huang is an engineer, inventor and visionary entrepreneur with nearly 24 years of working experience in the semiconductor and automotive electronics fields. Mr. Huang obtained a bachelor’s degree in information engineering from Feng Chia University in June 1997, and a master’s degree from the Institute of Information Management, National Yang Ming Chiao Tung University (previously known as National Chiao Tung University) in January 2005.

Min-Jie Cui, Chief Financial Officer

Ms. Min-Jie Cui is MKD’s chief financial officer. Ms. Cui joined MKD in 2018 and was appointed as our chief financial officer in 2022. Ms. Cui is responsible for the comprehensive financial accounting work of the Group, overseeing and controlling expenses, preparing financial accounting and indicators to inform the company’s business decisions, and implementing and controlling the corporate budget. Ms. Cui graduated from the An Hui Broadcasting Movie and Television College in the PRC with a bachelor’s degree in electronic and information engineering in 2010.

Ming-Chao Huang, Director Nominee

Mr. Ming-Chao Huang is MKD’s general manager and a director nominee and will serve as MKDWELL Tech Inc.’s executive director following listing. Mr. Ming-Chao Huang joined MKD in 2012 and oversees the management of our business operations, and his areas of responsibility include production management and subsidiary operation management. Mr. Ming-Chao Huang graduated from the National Pei-Kang Agricultural & Industrial Vocational High School in Taiwan in 1989.

Chih-Hsiang Tang, Independent Director Nominee

Mr. Chih-Hsiang Tang is our independent director nominee and will serve as MKDWELL Tech Inc.’s independent director following listing. Mr. Tang graduated from the National Taiwan University in 2010 with a bachelor’s and master’s degree in electrical engineering in 2010, and with an M.B.A. from the University of Cambridge in 2017. From 2017, he joined Dynachem & Co., Ltd., and is responsible for business development and the management of oversea subsidiaries. From 2019, he was appointed as the managing director of Dynachisso Thai Co., Ltd. and Dynachem Trading (Thailand) Co., Ltd.

Chung-Yi Sun, Independent Director Nominee

Mr. Sun has served as the Chief Executive Officer and President of Cetus Capital, and as the Chairman of its Board of Directors, since June 8, 2022, and will serve as MKDWELL Tech Inc.’s independent director following listing. Mr. Sun has served since January 2022 as Managing Director of AWinner Limited, an investment firm focused on breakthrough Information Technology companies. Mr. Sun has also served since June 2010 as Assistant Vice President of Lite-On Green Technologies, Inc., a Taiwan-based green technology company, where he is responsible for supervising the company’s daily operations and personally interacting with venture capital representatives and private investors. Mr. Sun has more than 20 years of experience in the high technology, energy and automobile industries. Since September 2019, Mr. Sun has been a Ph.D. candidate in Culture & Media at Soochow University in Suzhou, China. Mr. Sun, a resident of Taiwan, received an MBA from University of Wales Institute in 2003, and a bachelor’s degree in optics and physics from Chung Yuan Christian University in Taiwan in 1987.

Jung-Te Chang, Independent Director Nominee

Mr. Chang has served as an independent director of Cetus Capital since January 31, 2023, and will serve as MKDWELL Tech Inc.’s independent director following listing. Mr. Chang has served as Chairman and Managing Director of Taiwan XuFeng Investment Co., Ltd., an investment company based in Taiwan, since August 2020. Prior to that, Mr. Chang served from 2012 to 2017 as Chairman and Managing Director of Taiwan Shun On Electronic Co., Ltd., a Taiwan-based public company primarily engaged in the manufacture and distribution of conductive membrane and membrane keypad products, as well as the development and sales of automotive electronics products, having previously served as Chief Executive Officer of such company from 2010 to 2012. Mr. Chang, a resident of Taiwan, earned an MBA from the China School Business, Sun Yat-sen University in 2005.

138

Family Relationships

Besides Mr. Ming-Chao Huang and Mr. Ming-Chia Huang who are siblings, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Duties of Directors

Under BVI law, directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Business Companies Act. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with its memorandum and articles of association. PubCo will have the right to seek damages if a duty owed by its directors is breached.

Appointment and Removal of Directors

Under BVI law and the PubCo’s Amended and Restated Memorandum and Articles of Association, a director may be elected by a majority of shareholders’ votes at a shareholders’ meeting, and the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. A director may be removed from office with or without cause by, (a) a majority of shareholders’ votes at a shareholders’ meeting called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the shareholders entitled to vote; or (b) the affirmative vote of two-thirds (2/3) of the directors then in office.

Term of Directors

Each director will hold office for such term as may be fixed by shareholders or resolution of the directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director.

Committees of the Board of Directors

There will be three standing committees of the PubCo Board upon the completion of the Business Combination: the audit committee, the compensation committee, and the nominating and corporate governance committee. The proposed composition of each committee is described below:

●	Audit Committee: Chih-Hsiang Tang (Chair), Jung-Te Chang and Chung-Yi Sun;

●	Compensation Committee: Chung-Yi Sun (Chair), Chih-Hsiang Tang and Jung-Te Chang; and

●	Nominating and Corporate Governance Committee: Ming-Chia Huang (Chair), Ming-Chao Huang and Chung-Yi Sun.

The members of each committee are all “independent” under Nasdaq’s listing standards. [●] will also be a “financial expert” under the listing requirements of Nasdaq.

The audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, will engage PubCo’s independent accountants and review their independence and performance; review PubCo’s accounting and financial reporting processes and the integrity of its financial statements; review the audits of PubCo’s financial statements and the appointment, compensation, qualifications, independence and performance of its independent auditors; review PubCo’s compliance with legal and regulatory requirements; and review the performance of PubCo’s internal audit function and internal control over financial reporting.

The compensation committee will review annually PubCo’s corporate goals and objectives relevant to the officers’ compensation, will evaluate the performance of officers in light of such goals and objectives, will determine and approve the compensation level of officers based on this evaluation; will make recommendations to the PubCo Board regarding approval, disapproval, modification or termination of existing or proposed employee benefit plans, will make recommendations to the PubCo Board with respect to non-CEO and non-CFO compensation and will administer PubCo’s incentive-compensation plans and equity-based plans. The compensation committee will have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. PubCo’s chief executive officer of may not be present during voting or deliberations of the compensation committee with respect to his compensation. PubCo’s executive officers will not play a role in suggesting their own salaries. Neither PubCo nor the compensation committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

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The nominating and corporate governance committee will be responsible for overseeing the selection of persons to be nominated to serve on the PubCo Board. Specifically, the nominating and corporate governance committee will make recommendations to the PubCo Board regarding the size and composition of the PubCo Board, will establish procedures for the director nomination process and will screen and recommend candidates for election to the PubCo Board. On an annual basis, the nominating and corporate governance committee will recommend for approval by the PubCo Board certain desired qualifications and characteristics for board membership. Additionally, the nominating and corporate governance committee will establish and administer a periodic assessment procedure relating to the performance of the PubCo Board as a whole and its individual members. The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the PubCo Board. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation

After the completion of the initial business combination, directors or members of the management team of MKD Taiwan who remain with PubCo may be paid consulting, management or other fees from the combined company. Any compensation to be paid to its executive officers will be determined by a compensation committee constituted by the board of PubCo.

PubCo is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment as of the date of this proxy statement/prospectus.

For the year ended December 31, 2022, MKD paid an aggregate of approximately $268,360 in cash compensation and benefits in kind to MKD’s directors and executive officers, Mr. Ming-Chia Huang, Ms. Min-Jie Cui, Mr. Ming-Chao Huang and Mr. Chih-Hsiang Tang, as a group. In Taiwan, MKD is not required by the applicable laws and regulations to make contributions to the individual pension accounts for directors and the executive officers who do not apply the Labor Standards Act of Taiwan. MKD Taiwan may make voluntary contributions up to 6% of the total wage of such executive officers, but cannot do so for directors. During the year ended December 31, 2022, MKD’s executive officers and directors aforementioned did not receive any stock options or any benefits under profit-sharing plans and no deferred or contingent compensation accrued to them.

Code of Business Conduct and Ethics

PubCo will adopt a Code of Business Conduct and Ethics upon the completion of the Business Combination applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly, and in compliance with all applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide PubCo’s business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers and employees.

Related Party Transactions

For information related to transactions or loans between PubCo and its related parties, please see the section titled, “Certain Relationships and Related Party Transactions” in this proxy statement/prospectus.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding (i) the beneficial ownership of shares of Cetus Common Stock as of [●], 2023 (prior to the Closing of the Business Combination) and (ii) the expected beneficial ownership of PubCo Ordinary Shares immediately following the Closing of the Business Combination, assuming that no Public Shares are redeemed and, alternatively, that 5,750,000 Public Shares are redeemed, by:

●	each person known by Cetus Capital to be the beneficial owner of more than 5% of the outstanding shares of Cetus Common Stock;

●	each person known by Cetus Capital who may become the beneficial owner of more than 5% of the outstanding PubCo Ordinary Shares immediately following the Closing of the Business Combination;

●	each of the current executive officers and directors of Cetus Capital;

●	each person who will become an executive officer or a director of the Combined Company upon the Closing of the Business Combination;

●	all of the current executive officers and directors of Cetus Capital as a group; and

●	all of the Combined Company’s executive officers and directors as a group after the Closing of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options and warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of [●], 2023, assuming that the liquidity-event vesting conditions had been satisfied as of such date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of Cetus Common Stock prior to the Closing of the Business Combination is based on 7,531,875 shares of Cetus Common Stock (of which 5,750,000 are Public Shares and 1,781,875 are shares held by the Sponsor and EF Hutton) issued and outstanding as of [●], 2023.

The expected beneficial ownership of PubCo Ordinary Shares immediately following the Closing of the Business Combination, assuming none of the Public Shares are redeemed, has been determined based upon the following assumptions: (i) none of the Public Stockholders have exercised their redemption rights to receive cash from the Trust Account in exchange for their Public Shares and Cetus Capital has not issued any additional shares of Cetus Common Stock; (ii) a total of 22,881,248 PubCo Ordinary Shares are issued in accordance with the terms of the Business Combination Agreement; (iii) 5,750,000 PubCo Ordinary Shares are issued to Cetus Capital Public Stockholders, 958,333 PubCo Ordinary Shares are issued for Cetus Capital Public Shares converted from the Public Rights, 1,772,187 PubCo Ordinary Shares are issued to Cetus Sponsor LLC and 57,500 PubCo Ordinary Shares are issued to EF Hutton; and (iv) MKD BVI owns an approximate 62.36% equity interest of MKD Taiwan, and pursuant to the terms of the Business Combination Agreement, there are no further adjustments to the merger consideration due to shareholders of MKD BVI arising from closing cash and debt amounts of MKD Taiwan, such that 14,343,228 of the aggregate 22,881,248 new PubCo Ordinary Shares are issued to MKD BVI shareholders. Based on the foregoing assumptions, in the event that none of the Public Shares are redeemed, there will be 22,881,248 PubCo Ordinary Shares issued and outstanding immediately following the Closing of the Business Combination.

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The expected beneficial ownership of PubCo Ordinary Shares immediately following the Closing of the Business Combination, assuming the maximum number of Public Shares have been redeemed, has been determined based on the following assumptions: (i) the holders of 5,252,488 Public Shares have exercised their redemption rights; (ii) 17,628,760 PubCo Ordinary Shares are issued in accordance with the terms of the Business Combination Agreement; (iii) 497,512 PubCo Ordinary Shares are issued to Cetus Capital Public Stockholders, 958,333 PubCo Ordinary Shares are issued for Cetus Capital Public Shares converted from the Public Rights, 1,772,187 PubCo Ordinary Shares are issued to Cetus Sponsor LLC and 57,500 PubCo Ordinary Shares are issued to EF Hutton; and (iii) MKD BVI owns an approximate 62.36% equity interest of MKD Taiwan, and pursuant to the terms of the Business Combination Agreement, there are no further adjustments to the merger consideration due to shareholders of MKD BVI arising from closing cash and debt amounts of MKD Taiwan, such that 14,343,228 of the aggregate 17,628,760 new PubCo Ordinary Shares are issued to MKD BVI shareholders. Based on the foregoing assumptions, in the event that the maximum number of Public Shares are redeemed, there will be 17,628,760 PubCo Ordinary Shares issued and outstanding immediately following the Closing of the Business Combination.

			After Business Combination
	Prior to Business Combination		Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and officers of Cetus Capital prior to the Business Combination:
Cetus Sponsor LLC (1)	1,724,375	22.9%	1,772,187	7.8%	1,772,187	10.1%
Chung-Yi Sun (1)	1,724,375	22.9%	1,772,187	7.8%	1,772,187	10.1%
Cheng-Nan Wu (2)	—	*	—	*	—	*
Lin Bao (2)	—	*	—	*	—	*
Jung-Te Chang (2)	—	*	—	*	—	*
Grace F.L. Peng (2)	—	*	—	*	—	*
All directors and officers of Cetus Capital prior to the Business Combination as a group (five persons)	1,724,375	22.9%	1,772,187	7.8%	1,772,187	10.1%

Directors and officers of PubCo after the Business Combination:
Ming-Chia Huang (6)			4,234,005	18.5%	4,234,005	24.0%
Min-Jie Cui			—	*	—	*
Ming-Chao Huang (7)			1,447,605	6.3%	1,447,605	8.2%
Chih-Hsiang Tang			311,938	1.4%	311,938	1.8%
Chung-Yi Sun (1)			1,724,375	7.5%	1,724,375	9.8%
Jung-Te Chang (2)			—	*	—	*
[●]			[_____]	[__] %	[_____]	[__] %
All directors and officers of PubCo after the Business Combination as a group ([●] persons)			[_____]	[__] %	[_____]	[__] %
Other Five Percent Holders:
Harraden Circle Investors, LP(3)			608,575	2.7%	608,575	3.5%
Antonio Ruiz-Gimenez / Kerry Propper(4)			389,065	1.7%	389,065	2.2%

*	Less than 1%.

(1)	Cetus Sponsor LLC is the record holder of the securities reported herein. AWinner Limited is the sole manager and the majority member of the Sponsor. Chung-Yi Sun, the President and Chief Executive Officer of Cetus Capital and the Chairman of the Cetus Board, in the sole director and shareholder of AWinner Limited. In such capacity, Chung-Yi Sun has voting and dispositive power over the securities that are held by the Sponsor. As a result, Chung-Yi Sun may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Chung-Yi Sun disclaims any such beneficial ownership except to the extent of his pecuniary interest. The business address of AWinner Limited is Floor 3, No. 6, Lane 99, Zhengda Second Street, Wenshan District, 11602 Taipei, Taiwan, R.O.C.

(2)	Does not include any shares held by the Sponsor. This individual holds a membership interest in the Sponsor, and as a result of such membership interest, has an indirect interest in the founder shares held by the Sponsor. However, this individual does not have voting or dispositive control over the securities that are held by the Sponsor.

(3)	The information in the table above is based on a Schedule 13G that was filed by Harraden Circle Investors, LP (“Harraden Fund”) on February 7, 2023. The securities reflected in the table above are held directly by Harraden Fund). Harraden Circle Investors GP, LP (“Harraden GP”) is the general partner to Harraden Fund, and Harraden Circle Investors GP, LLC (“Harraden LLC”) is the general partner of Harraden GP. Harraden Circle Investments, LLC (“Harraden Adviser”) serves as investment manager to Harraden Fund and other high net worth individuals. Frederick V. Fortmiller, Jr. is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund. The business address of the foregoing persons is 299 Park Avenue, 21st Floor, New York, NY 10171. The information in the “Assuming Maximum Redemptions” column above assumes that all other Public Stockholders redeem all of their Public Shares but that Harraden Fund does not redeem any of its Public Shares.

(4)	The shares of Cetus Common Stock reflected in the table above are held by (1) one or more private funds managed by a registered investment adviser (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such shares held by sub-accounts of one or more pooled investment vehicles managed by a Delaware limited liability company and (2) a private fund managed by an affiliate of the Adviser. Antonio Ruiz-Gimenez and Kerry Propper (the “Managing Members”) are Managing Members of the Adviser and its affiliate. By virtue of the relationships, the Managing Members may be deemed to have shared voting and dispositive power with respect to the shares held by the private funds. Each Managing Member herein disclaims beneficial ownership of the shares reflected in the table above except to the extent of such person’s pecuniary interest therein. The business address of the Managing Members is 17 State Street, Suite 2130, New York, New York 10004. The information in the table above is based on a Schedule 13G that was filed by the Reporting Persons on June 12, 2023. The information in the “Assuming Maximum Redemptions” column above assumes that all other Public Stockholders redeem all of their Public Shares but that the reporting holders to not redeem any of their Public Shares.

(5)	The business address for the directors and executive officers of MKD is 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan, unless otherwise stated herein.

(6)	Shares beneficially owned by Ming-Chia Huang includes shares held by his immediate family, and shares held by HMInvest Inc., which is owned as to 51% by Ming-Chia Huang and 49% by Ming-Chao Huang.

(7)	Shares beneficially owned by Ming-Chao Huang includes shares held by his immediate family.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Family Relationships

There are no family relationships among the directors and officers of Cetus Capital, PubCo, MKD Taiwan and MKD BVI, other than Mr. Ming-Chao Huang and Mr. Ming-Chia Huang, who are siblings.

Certain Transactions of Cetus Capital

On June 10, 2022, the Sponsor subscribed to purchase 1,725,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.014 per share. On August 31, 2022, the Sponsor converted all of its founder shares, which were originally issued as shares of Class B common stock, into an equal number of shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to us for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of the IPO (excluding the Private Units and underlying securities and issuance of shares to EF Hutton). Up to 187,500 founder shares held by the Sponsor were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. The founder shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The Sponsor purchased an aggregate of 286,875 Private Units at a price of $10.00 per unit for an aggregate purchase price of $2,868,750 in connection with the closing of the IPO. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or Private Units, which will expire worthless if we do not consummate a business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO at the election of Cetus Capital pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by the stockholders of Cetus Capital in accordance with the Existing Charter).

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by Cetus Capital to the Sponsor or to any of its officers or directors, or to any affiliate of any of the foregoing, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of Cetus Capital such as identifying potential target businesses and performing due diligence on suitable business combinations, and members of the Cetus Capital management team and its independent directors have an indirect interest in the founder shares to the extent of their membership interest in the Sponsor. The audit committee of Cetus Capital will review on a quarterly basis all payments that were made to the Sponsor and to the officers and directors of Cetus Capital, and to any affiliate of the foregoing persons, and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on behalf of Cetus Capital.

Prior to the closing of the IPO, our sponsor agreed to loan us, pursuant to a promissory note, up to $300,000 to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and are due at the earlier of May 31, 2023 or the closing of the IPO. The promissory note was repaid by converting it to Private Units in connection with the IPO at $10 per unit.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors of Cetus Capital may, but are not obligated to, loan to Cetus Capital us funds on a non-interest bearing basis as may be required. If Cetus Capital completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, Cetus Capital may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Additionally, if Cetus Capital extends the time available to complete its initial business combination, the Sponsor, its affiliates or designees will deposit $575,000 for each three-month extension, subject to the obligation of MKD Taiwan to provide all or a portion of the funds for such deposit for each three-month extension in accordance with the terms and conditions of the Business Combination Agreement. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the Private Units. Other than as described above, the terms of such loans by the officers and directors of Cetus Capital, if any, have not been determined and no written agreements exist with respect to such loans.

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Cetus Capital does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

After the initial business combination, members of the management team of Cetus Capital who remain with the combined company may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to the stockholders of Cetus Capital. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider the initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

The holders of the founder shares, Private Units, and units that may be issued upon conversion of working capital loans and extension loans (and in each case holders of their component securities, as applicable) have registration rights to require Cetus Capital to register a sale of any of its securities held by such holders pursuant to a registration rights agreement that was signed in connection with the IPO. These holders will be entitled to make up to three demands, excluding short form registration demands, that Cetus Capital register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by Cetus Capital.

Cetus Capital has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Charter. The bylaws of Cetus Capital also permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. Cetus Capital has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Cetus Capital against its obligations to indemnify its officers and directors.

Related Party Policy of Cetus Capital

Cetus Capital has adopted a code of ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Cetus Board (or the appropriate committee of the Cetus Board) or as disclosed in its public filings with the SEC. Under Cetus Capital’s code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Cetus Capital. Cetus Capital has filed a form of the code of ethics with the SEC and a copy is available on its website. You are able to review Cetus Capital’s code of ethics by accessing its public filings at the SEC’s website at www.sec.gov. In addition, a copy of the copy of ethics will be provided without charge upon request. Cetus Capital intends to disclose any amendments to or waivers of certain provisions of its code of ethics in a Current Report on Form 8-K.

In addition, the audit committee of Cetus Capital, pursuant to a written charter that it has adopted, will be responsible for reviewing and approving related party transactions to the extent that Cetus Capital enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We have filed a copy of our audit committee charter with the SEC and a copy is available on our website. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

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These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Cetus Capital has agreed not to consummate an initial business combination with an entity that is affiliated with any of its Sponsor, officers or directors unless Cetus Capital, or a committee of independent directors, have obtained an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that our initial business combination is fair to Cetus Capital from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by Cetus Capital to its Sponsor, officers or directors or any affiliate of its Sponsor, officers or directors prior to, for services rendered to Cetus Capital prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to the Sponsor, to the officers or directors of Cetus Capital, or to the affiliates of Cetus Capital or of any of the foregoing persons, none of which will be made from the Trust Account prior to the completion of an initial business combination:

●	Repayment of up to an aggregate of $300,000 in loans made to Cetus Capital by the Sponsor to cover offering-related and organizational expenses;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

●	Repayment of non-interest bearing loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of the officers and directors of Cetus Capital to finance transaction costs in connection with an intended initial business combination, the terms of which (other than as described above) have not been determined nor have any written agreements been executed with respect thereto. Additionally, if Cetus Capital extends the time available to it to complete an initial business combination, the Sponsor (or its affiliates or designees) will deposit $575,000 for each three-month extension, subject to the obligation of MKD Taiwan to provide all or a portion of the funds for such deposit for each three-month extension in accordance with the terms and conditions of the Business Combination Agreement. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of an initial business combination. The units would be identical to the Private Units.

The Cetus Capital audit committee will review on a quarterly basis all payments that were made to the Sponsor, to the officers and directors of Cetus Capital, or to the affiliates of Cetus Capital or any of the foregoing persons.

Certain Transactions of MKD Taiwan

MKD Taiwan has identified Ming-Chia Huang, chairman of the board and shareholder of MKD Taiwan, Ming-Chao Huang, director and shareholder of MKD Taiwan, and Chih-Hsiang Tang, director and shareholder of MKD Taiwan, as related parties of the company.

During the year ended December 31, 2021 and 2022, MKD Taiwan entered into certain loan arrangements with Ming-Chia Huang and obtain loans to MKD Taiwan with annual interest rate at 3.5%. In May 2022, Ming-Chia Huang converted US$336,022 loan balance in exchange for 1,000,000 ordinary shares of MKD Taiwan, with the remaining balance due on December 2023. As at December 31, 2022, the remaining balance owing to Ming-Chia Huang was US$48,812. During the year ended December 31, 2021 and 2022, MKD Taiwan continuously entered into certain loan arrangements with Ming-Chao Huang and obtain loans to MKD Taiwan with annual interest rate ranging from 6% to 6.5%. In December 2022, Ming-Chao Huang converted US$1,627,729 loan balance as non-controlling interests contribution in exchange of 42% share interest of MKD Jiaxing, with the remaining balance being paid off. In November 2020, MKD Taiwan entered into loan arrangement with Chih-Hsiang Tang and obtain loans to MKD Taiwan with annual interest rate at 3.5%. In May 2022, Chih-Hsiang Tang converted US$33,602 loan balance in exchange for 100,000 ordinary shares of MKD Taiwan, with the remaining balance being paid off.

During the period from December 31, 2022 to the latest practicable date of October 31, 2023, MKD Taiwan has entered into certain loan arrangements with Ming-Chia Huang obtaining loans in the total amount of US$229,101 with annual interest rate at 3.5%. In September 2023, MKD Taiwan entered into a loan arrangement with MKDWELL Limited obtaining a loan of US$200,000 with annual interest rate at 3.5%, which was settled in October 2023.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing of the Business Combination, the Combined Company will have 100,000,000 PubCo Ordinary Shares authorized and up to __________ PubCo Ordinary Shares issued and outstanding, assuming no Public Shares are redeemed in connection with the Business Combination. All of the PubCo Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by the directors and officers of PubCo as of the Closing, all shareholders who hold more than five percent (5%) of the outstanding equity securities of PubCo as of the Closing and the Sponsor without restriction or further registration under the Securities Act. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. PubCo has applied for listing of the PubCo Ordinary Shares on Nasdaq, but PubCo cannot assure you that the listing application will be approved.

Lock-ups

In connection with the Closing of the Business Combination, and as a condition thereto, the directors and officers of PubCo as of the Closing, all shareholders who hold more than five percent (5%) of the outstanding equity securities of PubCo as of the Closing and the Sponsor will enter into lock-up agreements with PubCo (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the shareholders party thereto will not, during the 180 day period following the Closing (the “Lock-Up Period”), and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares (as defined below), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or otherwise publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to such shares. “Lock-Up Shares” means any of the PubCo Ordinary Shares issued in connection with the Acquisition Merger or the SPAC Merger, as applicable, as well as any securities convertible into, or exchangeable for, or representing the right to receive, Cetus Common Stock or PubCo Ordinary Shares acquired during the Lock-Up Period, other than PubCo Ordinary Shares acquired in open market transactions during the Lock-Up Period.

Rule 144

All of the PubCo Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those PubCo Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned the Combined Company’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about the Combined Company. Persons who are affiliates of the Combined Company and have beneficially owned the Combined Company’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding equity shares of the same class which, immediately after the Closing of the Business Combination and assuming no redemptions of public shares for cash, will equal [●] PubCo Ordinary Shares; or

●	the average weekly trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

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Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, Cetus Capital had 7,531,875 shares of Cetus Common Stock outstanding. Of these shares, 5,750,000 shares sold in Cetus Capital’s IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Cetus Capital’s affiliates within the meaning of Rule 144 under the Securities Act. All of the 1,781,875 shares of Cetus Common Stock held by the Sponsor and EF Hutton are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Registration Rights

At the Closing, PubCo, Cetus Capital, the Sponsor, EF Hutton and certain other holders of the securities of Cetus Capital will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo will agree to provide such holders with certain rights relating to the registration for resale of certain PubCo Ordinary Shares held by such holders at, or acquired by such holders in connection with, the Closing of the Business Combination. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the applicable shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

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DESCRIPTION OF CETUS CAPITAL’s SECURITIES

General

The following description summarizes all of the material terms of Cetus Capital’s securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to Cetus Capital’s amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement that Cetus Capital filed in connection with the IPO. Pursuant to the Existing Charter, Cetus Capital’s authorized capital stock consists of 50,000,000 shares of Class A common stock, par value $0.0001 per share, 4,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

Units

Each Public Unit consists of one share of Cetus Common Stock, one Cetus Warrant and one Cetus Right. Each Cetus Warrant is exercisable for one share of Cetus Common Stock at an exercise price of $11.50 per share, subject to adjustment. Each Cetus Right entitles the holder thereof to receive one-sixth (1/6) of a share of Cetus Common Stock upon consummation of an initial business combination. Cetus Capital will not issue fractional shares of Cetus Common Stock in connection with an exchange of Cetus Rights. As a result, you must hold rights in multiples of six in order to receive shares for all of your rights upon closing of a business combination.

The Cetus Common Stock, Cetus Warrants and Cetus Rights comprising the Public Units began separate trading on March 24, 2023. Holders have the option to continue to hold Public Units or separate their Public Units into the component pieces. Holders will need to have their brokers contact Cetus Capital’s transfer agent in order to separate the Public Units into shares of Cetus Common Stock, Cetus Warrants and Cetus Rights.

Private Units

The Private Units are identical to the Public Units sold in the IPO except that there will be no redemption rights with respect to the Private Units, which will expire worthless if Cetus Capital does not consummate a business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO at the election of Cetus Capital pursuant to three extensions of three-months each subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by the stockholders of Cetus Capital in accordance with the Existing Charter). With certain limited exceptions, the Private Units are not transferable, assignable or salable (except to officers and directors of Cetus Capital and to other persons or entities affiliated with or related to the Sponsor, each of whom will be subject to the same transfer restrictions) until 30 days after the completion of the initial business combination.

Common Stock

As of the date of this proxy statement/prospectus, there are 7,531,875 shares of Cetus Common Stock issued and outstanding.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Cetus Capital’s Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as required by law. Unless specified in the Existing Charter or in the bylaws of Cetus Capital, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the shares that are voted is required to approve any such matter voted on by stockholders. The Cetus Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Cetus Capital stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

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Because the Existing Charter authorizes the issuance of up to 50,000,000 shares of Class A common stock, if Cetus Capital were to enter into an initial business combination, it may (depending on the terms of such an initial business combination) be required to increase the number of shares of Class A common stock which it is authorized to issue at the same time as its stockholders vote on the initial business combination to the extent it seeks stockholder approval in connection with an initial business combination.

In accordance with Nasdaq corporate governance requirements, Cetus Capital is not required to hold an annual meeting until no later than one year after its first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, Cetus Capital is, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with its bylaws, unless such election is made by written consent in lieu of such a meeting. Cetus Capital may not hold an annual meeting of stockholders to elect new directors prior to the consummation of its initial business combination, and thus it may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if Cetus Capital’s stockholders want it to hold an annual meeting prior to the consummation of an initial business combination, they may attempt to force Cetus Capital to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

Cetus Capital will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an initial business combination including interest earned on the funds held in the Trust Account and not previously released to Cetus Capital to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account was approximately $[●] per Public Share as of [●], 2023. The per-share amount distributed to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter of the IPO. Our initial stockholders have agreed to waive their redemption rights with respect to any founder shares, placement shares and any Public Shares held by them in connection with the completion of an initial business combination. Unlike many blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by applicable law or stock exchange requirements, if a stockholder vote is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to the Existing Charter, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. The Existing Charter requires these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a stockholder approval of the transaction is required by applicable law or stock exchange requirements, or we decide to obtain stockholder approval for business or other legal reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. The underwriters will have the same redemption rights as a public stockholder with respect to any Public Shares it acquires. To the extent our initial stockholders or purchasers of Private Units transfer any of these securities to certain permitted transferees, such permitted transferees will agree, as a condition to such transfer, to waive these same redemption rights. Also, if we submit our initial business combination to our Public Stockholders for a vote, our Sponsor, the other initial stockholders, our officers and our directors have agreed to vote their respective founder shares, placement shares and any Public Shares held by them in favor of our initial business combination.

The participation of our Sponsor, officers, directors or their affiliates in privately-negotiated transactions, if any, could result in the approval of an initial business combination even if a majority of our Public Stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of the outstanding shares of Cetus Common Stock voted, non-votes will have no effect on the approval of an initial business combination once a quorum is obtained. These quorum and voting thresholds, and the voting agreements of our initial stockholders, may make it more likely that we will consummate an initial business combination.

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If we seek stockholder approval of an initial business combination and we do not conduct redemptions in connection with an initial business combination pursuant to the tender offer rules, the Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares of Cetus Common Stock sold in the IPO, which we refer to as the Excess Shares. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against, or to abstain from voting on, an initial business combination. Our stockholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete an initial business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete an initial business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their stock in open market transactions, potentially at a loss.

If we seek stockholder approval in connection with an initial business combination, pursuant to the letter agreement our Sponsor, officers and directors have agreed to vote any founder shares and placement shares held by them and any Public Shares they may acquire during or after the IPO (including in open market and privately negotiated transactions) in favor of an initial business combination. As a result, in addition to our initial stockholders’ founder shares and placement shares, we would need only 101,095 or 1.8%, of the 5,750,000 Public Shares sold in the IPO to be voted in favor of an initial business combination in order to have such initial business combination approved (assuming that only a quorum was present at the meeting and assuming the shares issued to EF Hutton in the IPO are voted in favor of such initial business combination). In the event that all outstanding shares of Cetus Common Stock are voted, we would need 1,984,063 or 34.5%, of the 5,750,000 public shares sold in the IPO to be voted in favor of an initial business combination in order to have such initial business combination approved (assuming the shares issued to EF Hutton in the IPO are voted in favor of such initial business combination). Additionally, each Public Stockholder may elect to redeem its Public Shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction (subject to the limitation described in the preceding paragraph).

Pursuant to the Existing Charter, if we are unable to complete our initial business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of up to $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by our stockholders in accordance with the Existing Charter), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Cetus Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares, placement shares and representative shares held by them if we fail to complete our initial business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by our stockholders in accordance with the Existing Charter). However, if our initial stockholders acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of Cetus Capital after an initial business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Cetus Common Stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Cetus Common Stock, except that we will provide our stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of our initial business combination, subject to the limitations described herein.

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Founder Shares, Placement Shares and Representative Shares

The founder shares, placement shares and representative shares are identical to the shares of Class A common stock included in the Public Units, and holders of founder shares, placement shares and representative shares have the same stockholder rights as Public Stockholders, except that (i) the founder shares, placement shares and representative shares are subject to certain transfer restrictions, as described in more detail below, (ii) our initial stockholders have agreed (A) to waive their redemption rights with respect to any founder shares, placement shares, representative shares and any Public Shares held by them in connection with the completion of an initial business combination, (B) to waive their redemption rights with respect to their founder shares, placement shares, representative shares and any Public Shares in connection with a stockholder vote to approve an amendment to the Existing Charter (x) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Public Shares if we do not complete an initial business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by our stockholders in accordance with the Existing Charter) or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if we fail to complete an initial business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by our stockholders in accordance with the Existing Charter), although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete an initial business combination within such time period, (iii) the founder shares are shares of Class A common stock converted from shares of Class B common stock at the discretion of the holder(s) at any time after the issuance thereof or otherwise automatically at the time of the consummation of an initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights as described herein, and (iv) are entitled to registration rights. If we submit our initial business combination to our Public Stockholders for a vote, our Sponsor, officers and directors have agreed to vote any founder shares and placement shares held by them and any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of an initial business combination.

The shares of Class B common stock (x) are convertible at any time at the discretion of the holder(s) thereof into shares of Class A common stock on a one-for-one basis, and (y) to the extent not previously converted into shares of Class A common stock, will automatically convert into shares of Class A common stock at the time of the consummation of an initial business combination on a one-for-one basis, in each case, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this proxy statement/prospectus and related to the closing of the initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock upon an automatic conversion in connection with the closing of an initial business combination will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO (excluding the Private Units and underlying securities and issuance of representative shares) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination, any private placement-equivalent units and their underlying securities issued to our Sponsor or its affiliates upon conversion of loans made to us). We cannot determine at this time whether a majority of the holders of our Class B common stock at the time of any future issuance would agree to waive such adjustment to the conversion ratio. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of Class B common stock, but would reduce the percentage ownership of holders of Class A common stock. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of common stock. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A common stock issued in a financing transaction in connection with an initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

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With certain limited exceptions, the founder shares are not transferable, assignable or saleable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier to occur of: (A) six months after the completion of an initial business combination and (B) subsequent to an initial business combination, (x) if the reported last sale price of Cetus Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

The Existing Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Cetus Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Cetus Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Cetus Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the company or the removal of existing management. There are no shares of preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Redeemable Warrants

Public Stockholders’ Warrants

Each Public Warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the effective date of the registration statement for the IPO and the date of the consummation of an initial business combination.

The Public Warrants will expire five years after the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Public Unit containing such warrant will have paid the full purchase price for the Public Unit solely for the share of common stock underlying such Public Unit.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial business combination, we will use our best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of an initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of an initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

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Once the Public Warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders.

During the thirty (30) day period ending on November 10, 2023, the closing price of the Public Shares on the NASDAQ Capital Market fluctuated between $10.44 and $10.54, and the 52 week range for the Public Shares as reported by Yahoo! Finance on November 10, 2023 was $10.09 to $10.69, in each case far lower than the price that would be necessary to trigger the redemption right. In the event Cetus Capital elects to redeem the Public Warrants that are subject to redemption, Cetus Capital will mail the notice of redemption by first class mail, postage prepaid, not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in such manner will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Additionally, while Cetus Capital is required to provide such notice of redemption, Cetus Capital is not separately required to, and does not currently intend to, notify any holders of when the Public Warrants become eligible for redemption.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise thereof is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their placement warrants for cash or on a cashless basis using the same formula described above that they and the other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

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A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Class A common stock if we do not complete an initial business combination within nine months from the closing of the IPO (or up to 18 months from the closing of the IPO pursuant to three three-month extensions subject to satisfaction of certain conditions, including the deposit of $575,000 ($0.10 per unit) for each such three month extension period, into the Trust Account, or as extended by our stockholders in accordance with the Existing Charter) or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our Public Shares upon our failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

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In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The Public Warrants were issued in registered form under a warrant agreement between CST, as warrant agent, and us. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement filed by Cetus Capital in connection with the IPO, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial business combination at an issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Cetus Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination on the date of the consummation of an initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the market value and the issue price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the market value and the issue price.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability, redemption, and exercise period. The Private Warrants (including the Class A common stock issuable upon exercise of the Private Warrants) are not transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor).

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In addition, holders of our Private Warrants are entitled to certain registration rights.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Additionally, if we extend the time available to us to complete an initial business combination, the Sponsor, its affiliates or designee will deposit $575,000 for each three-month extension. Up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of an initial business combination. The units would be identical to the Private Units. However, as the units would not be issued until consummation of an initial business combination, any warrants underlying such units would not be able to be voted on an amendment to the warrant agreement in connection with such business combination.

We may also receive loans from the Sponsor to finance any extension of the deadline for consummating the initial business combination. The Sponsor would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the even that we are unable to close a business combination unless there are funds available outside the Trust Account to do so. Such notes would be repaid upon consummation of the initial business combination, or all, or any portion, of such loans may be convertible into units, at a price of $10.00 per unit at the option of the Sponsor, upon consummation of an initial business combination. The units would be identical to the Private Units.

The Sponsor has agreed not to transfer, assign or sell any of the Private Warrants (including the common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete an initial business combination, except for, among other limited exceptions, transfers made to our officers and directors and other persons or entities affiliated with the Sponsor.

Rights included as part of Units

Except in cases where Cetus Capital is not the surviving company in a business combination, each holder of a Cetus Right will automatically receive one-sixth (1/6) of a share of Cetus Common Stock upon consummation of an initial business combination, even if the holder of a Public Right converted all Public Shares held by him, her or it in connection with an initial business combination or an amendment to the Existing Charter with respect to pre-business combination activities. In the event Cetus Capital will not be the surviving company upon completion of an initial business combination, each holder of a Cetus Right will be required to affirmatively convert his, her or its Cetus Rights in order to receive the one-sixth (1/6) of a share underlying each Cetus Right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of Cetus Rights in order to receive his, her or its additional shares upon consummation of an initial business combination. The shares issuable upon exchange of the Cetus Rights will be freely tradable (except to the extent held by affiliates of Cetus Capital). If Cetus Capital enters into a definitive agreement for a business combination in which it will not be the surviving entity, the definitive agreement will provide for the holders of Cetus Rights to receive the same per share consideration the holders of Cetus Common Stock will receive in the transaction on an as-converted basis.

Cetus Capital will not issue fractional shares of Cetus Common Stock in connection with an exchange of Cetus Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware law. As a result, you must hold rights in multiples of six in order to receive shares for all of your rights upon closing of a business combination. If Cetus Capital is are unable to complete an initial business combination within the required time period and it liquidates the funds held in the Trust Account, holders of Cetus Rights will not receive any of such funds with respect to their Cetus Rights, nor will they receive any distribution from assets held outside of the Trust Account with respect to such Cetus Rights, and the Cetus Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Cetus Rights upon consummation of an initial business combination. Additionally, in no event will Cetus Capital be required to net cash settle the rights. Accordingly, the Cetus Rights may expire worthless.

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Dividends

Cetus Capital has not paid any cash dividends on Cetus Common Stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Cetus Capital’s revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of the Cetus Board at such time. Further, if Cetus Capital incurs any indebtedness, Cetus Capital’s ability to declare dividends may be limited by restrictive covenants Cetus Capital may agree to in connection therewith.

Cetus Capital’s Transfer Agent, Warrant Agent and Rights Agent

The transfer agent for Cetus Common Stock, the warrant agent for Cetus Warrants, and the rights agent for Cetus Rights, is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004. Cetus Capital has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent, warrant agent and rights agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and Cetus Capital’s Certificate of Incorporation and By-Laws

Cetus Capital is subject to the provisions of Section 203 of Delaware General Corporation Law, or the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of Cetus Capital’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the assets of Cetus Capital. However, the above provisions of Section 203 do not apply if:

●	the Cetus Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of Cetus Capital’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by Cetus Board and authorized at a meeting of Cetus Capital’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The Existing Charter provides that the Cetus Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Cetus Board only by successfully engaging in a proxy contest at two or more annual meetings.

The authorized but unissued shares of Cetus Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Cetus Capital by means of a proxy contest, tender offer, merger or otherwise.

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Special meeting of stockholders

Cetus Capital’s bylaws provide that special meetings of Cetus Capital’s stockholders may be called only by a majority vote of the Cetus Board, by the Chairman or by the Chief Executive Officer.

Advance notice requirements for stockholder proposals and director nominations

The bylaws of Cetus Capital provide that stockholders seeking to bring business before its annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the corporate secretary at the principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in Cetus Capital’s annual proxy statement must comply with the notice periods contained therein. Cetus Capital’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before Cetus Capital’s annual meeting of stockholders or from making nominations for directors at Cetus Capital’s annual meeting of stockholders.

Exclusive forum for certain lawsuits

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in the company’s name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although Cetus Capital believes this provision benefits it by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against Cetus Capital’s directors and officers.

The Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Existing Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. However, there is uncertainty as to whether a court would enforce this provision, and it is noted that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

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DESCRIPTION OF PUBCO’S SECURITIES

PubCo is a business company incorporated in the BVI and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, the Companies Act, and the common law of the BVI.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. PubCo is authorized to issue 100,000,000 shares with a par value of $0.0001 each, divided into (a) ordinary shares and (b) five (5) classes of preferred shares.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and BVI law. Immediately prior to the consummation of the Business Combination, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the Proposed PubCo Charter. According to the Proposed PubCo Charter, PubCo is authorized to issue 100,000,000 shares of a par value of $0.0001 each divided into (a) ordinary shares and (b) five (5) classes of preferred shares.

General. Immediately prior to the consummation of the Business Combination, PubCo is authorized to issue 100,000,000 shares of a par value of $0.0001 each divided into (a) ordinary shares and (b) five (5) classes of preferred shares. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares do not need to be issued as a matter of BVI law and will not be issued. PubCo may not issue shares to bearer. PubCo’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends. The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to the Proposed PubCo Charter and the Companies Act. The Proposed PubCo Charter provides that PubCo may authorize a dividend if the directors are satisfied, on reasonable grounds, that PubCo will satisfy the “solvency test” as set out in the Companies Act, meaning that, immediately after the dividend, the value of PubCo’s assets exceeds its liabilities, and PubCo is able to pay its debts as they fall due.

Shareholders’ Meetings. The following summarizes certain relevant provisions of BVI law and the Proposed PubCo Charter in relation to our shareholders’ meetings:

●	the directors of PubCo may convene meetings of shareholders at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable;

●	upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders while any such request must state the proposed purpose of the meeting;

●	the directors convening a meeting must give not less than seven clear days’ notice of the proposed meeting to those persons whose names, on the date the notice is given, appear as a shareholder in the register of members of PubCo and are entitled to vote at the meeting. In determining “clear days”, the day the notice is received and the day on which the proposed meeting is to be held are not counted;

●	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

●	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders whose shares represent a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting;

●	a resolution of shareholders is passed at a meeting of shareholders where approved by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each shareholder is entitled by the articles of association.

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As permitted by BVI law, the Proposed PubCo Charter permits the adoption by the shareholders of resolutions in writing, provided that such resolution is approved by the holders of a majority of shares entitled to vote thereon.

Liquidation. On a liquidation of PubCo, the holders of PubCo Ordinary Shares will be entitled to share ratably in the distribution of all of PubCo’s assets remaining available for distribution after satisfaction of all of its liabilities.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under BVI law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. The Proposed PubCo Charter authorizes its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

The Proposed PubCo Charter also authorizes the PubCo Board to establish and designate from time to time up to five classes of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The PubCo Board may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares. It should be noted that the rights attaching to any preferred shares may rank in priority to those attached to PubCo Ordinary Shares.

Anti-Takeover Provisions. Some provisions of the Proposed PubCo Charter may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize the PubCo Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

PubCo Warrants

Each of the Pubco Warrants shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Public Warrants and Private Warrants issued by Cetus Capital, with the PubCo replacing Cetus Capital, that are outstanding immediately prior to the effective time of the merger between Cetus Capital and MKDMerger2 Inc. See “Description of Cetus Capital’s Securities—Redeemable Warrants—Public Stockholders’ Warrants.”

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COMPARISON OF SHAREHOLDERS’ RIGHTS

This section describes the material differences between the rights of Cetus Capital’s stockholders under the Existing Charter and the proposed rights of PubCo’s shareholders under the Proposed PubCo Charter. This summary is not complete and does not cover all of the differences between the BVI laws and Delaware laws affecting corporations and their shareholders or all the differences between Cetus Capital’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the BVI laws and Delaware laws and the organizational documents of Cetus Capital and PubCo, including the Existing Charter and the Proposed PubCo Charter. For information on the Existing Charter see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of the Proposed PubCo Charter, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of the Proposed PubCo Charter attached to this proxy statement/prospectus as Annex B.

British Virgin Islands			Delaware

Shareholders Meetings

●	Held at a time and place as designated in PubCo’s Amended and Restated Articles of Association. PubCo’s Amended and Restated Articles of Association provides that PubCo’s board may designate such time and place.	●	Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

●	May be held within or outside the BVI	●	May be held within or without Delaware

●	Notice:	●	Notice:

●	PubCo’s Amended and Restated Articles of Association provides that a meeting of PubCo’s shareholders may be called by any director of PubCo or by the holders of not less than 30% of the voting rights in respect of the matter for which the meeting is requested.	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

●	Notice of at least seven clear calendar days before the meeting.	●	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

●	PubCo’s Amended and Restated Articles of Association provides that shareholders may take any action requiring an ordinary resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by a majority of the shareholders entitled to vote on such resolution, in accordance with the procedure in PubCo’s Amended and Restated Articles of Association.	●	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.

●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. PubCo’s Amended and Restated Articles of Association permit such proxies.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

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British Virgin Islands		Delaware

●	Quorum is as designated in the Articles of Association. A meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.	●	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

●	PubCo’s Amended and Restated Articles of Association do not provide for cumulative voting.	●	The certificate of incorporation may provide for cumulative voting.

●	PubCo’s Amended and Restated Articles of Association provides that the rights attached to any class of shares may be varied or modified with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a meeting of the holders of the shares of that class.	●

Directors

●	PubCo’s Amended and Restated Articles of Association provides that the number of directors shall not be less than one director.	●	Board must consist of at least one member.

●	Maximum number of directors can be changed by an amendment to the Amended and Restated Articles of Association. PubCo’s Amended and Restated Articles of Association do not provide for a maximum number.	●	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

Fiduciary Duties

●	The directors of PubCo will have the duty: (i) to act honestly and in good faith in what the directors believe to be in the best interests of PubCo; and (ii) to exercise their powers as a director for a proper purpose and not act, or agree to PubCo acting, in a manner that contravenes the Companies Act or PubCo’s Amended and Restated Memorandum and Articles of Association.	●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

●	When exercising powers or performing duties as a director, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

		●	Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

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Shareholders’ Derivative Actions

●

Under BVI law the proper claimant in an action is respect of an alleged wrong to the company is ordinarily the company itself and not a shareholder. The Companies Act provides that the BVI court may, on the application of a shareholder of a company, grant leave to that shareholder to: (i) bring proceedings in the name and on behalf of that company; or (ii) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.

●

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

	In determining whether to grant leave, the Court must take the following matters into account: (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

Leave to a shareholder to bring or intervene in proceedings may be granted only if the Court is satisfied that: (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

British Virgin Islands		Delaware
●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.	●	Such action shall not be dismissed or compromised without the approval of the Chancery Court.
●		●	Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

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APPRAISAL RIGHTS

Appraisal Rights of MKD Stockholders

MKD stockholders do not have appraisal rights under the DGCL in connection with the Business Combination.

Appraisal Rights of Cetus Capital Stockholders

Under the DGCL, if a holder of record of Cetus Common Stock or a beneficial owner of Cetus Common Stock (such persons referred to in this section individually as a “Cetus Holder” and collectively as “Cetus Holders”) does not wish to accept the consideration provided for in the Business Combination Agreement and the Business Combination is completed, such Cetus Holder has the right to seek appraisal of their shares of Cetus Common Stock and/or preferred stock and to receive payment in cash for the fair value of their shares of capital stock, exclusive of any element of value arising from the accomplishment or expectation of the transaction, as determined by the Delaware Court of Chancery (the “Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of capital stock. These rights are known as appraisal rights under the DGCL. The “fair value” of such shares of the capital stock of Cetus Capital as determined by the Court may be more or less than, or the same as, the consideration that a Cetus Holder is otherwise entitled to receive for the same number of shares of Cetus Common Stock and/or preferred stock under the terms of the Business Combination Agreement. Cetus Holders that elect to exercise appraisal rights must not vote in favor of, or consent in writing to, the Business Combination Proposal, which, among other things, adopts the Business Combination Agreement, and must comply with the other provisions of Section 262 of the DGCL to perfect their rights, as applicable. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A Cetus Holder that wishes to exercise appraisal rights, or preserve the ability to do so, must, among other things, not deliver a signed written consent in favor of the Business Combination Proposal, which, among other things, adopts the Business Combination Agreement. Any signed written consent returned will be counted as adopting the Business Combination Agreement unless otherwise provided therein.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures under the DGCL that a Cetus Holder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, which should be reviewed carefully by any Cetus Holder that wishes to exercise appraisal rights or that wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Cetus Holders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted herein or in the notice of appraisal rights to be sent following approval of the Business Combination Proposal, all references in this summary to “Cetus stockholders” or “you” are to the record holders of shares of Cetus Common Stock and/or preferred stock immediately prior to the Effective Time as to which appraisal rights are asserted. All references in this section to “beneficial owner” means the beneficial owner of shares of Cetus Common Stock and/or preferred stock held either in voting trust or by a nominee on behalf of such person. A person having a beneficial interest in shares of the capital stock of Cetus Capital held of record in the name of another person that wishes to have the holder of record of such shares of capital stock exercise appraisal rights on their behalf must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that, where a Business Combination Agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL, or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost, must be included with such notice. Only those stockholders that do not submit a written consent approving the adoption of the Business Combination Agreement and that have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Cetus Capital. If given at or after the effective date of the business combination (and no later than 10 days after the effective date), the notice must also specify the effective date of the business combination; otherwise, a supplementary notice will provide this information. If such supplementary notice is sent more than 20 days following the sending of the first notice, such supplementary notice need only be sent to each stockholder of record and beneficial owner that is entitled to appraisal rights and that has demanded appraisal in compliance with Section 262 of the DGCL.

Following Cetus Capital’s receipt of written consents sufficient to approve the Business Combination Proposal, which, among other things, adopts the Business Combination Agreement, Cetus Capital will send all non-consenting Cetus stockholders that satisfy the other statutory conditions a separate notice regarding the receipt of such written consents (the “appraisal notice”). A Cetus stockholder or beneficial owner electing to exercise their appraisal rights will need to take action at that time in response to such appraisal notice, but this description is being provided to all Cetus stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such appraisal notice.

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How to Preserve, Exercise and Perfect Your Appraisal Rights

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent approving the Business Combination Proposal, which, among other things, adopts the Business Combination Agreement. Consents that are executed and delivered will be counted as adopting the Business Combination Agreement unless otherwise provided therein, which will also eliminate any appraisal rights. As described below, you must, among other things, also continue to hold your shares of Cetus Common Stock and/or preferred stock through the Effective Time.

If you elect to demand appraisal of your shares of Cetus Common Stock and/or preferred stock, the record holder (or, as described below, beneficial owner) of the shares must deliver at the specific address that will be included in the appraisal notice, a written demand for appraisal of your shares of the capital stock of Cetus Capital within 20 days after the date of the giving of the appraisal notice. Do not submit a demand before the date the appraisal notice is given, as a demand that is made before the date of such appraisal notice may not be effective to perfect your appraisal rights.

A Cetus stockholder wishing to exercise appraisal rights must hold of record the shares of Cetus Common Stock and/or preferred stock on the date the written demand for appraisal is made and must continue to hold of record the shares of capital stock through the Effective Time. Appraisal rights will be lost if, after a demand for appraisal has been made for your shares of capital stock, such shares are transferred prior to the effective time. If a demand for appraisal is made by a beneficial owner, appraisal rights will be lost for such shares if the beneficial owner fails to own such shares through the effective time. If you are not the Cetus stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of Cetus Common Stock and/or preferred stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the first merger is completed, you (assuming that you hold your shares through the Effective Time) will be entitled to receive payment for your shares of the capital stock of Cetus Capital as provided for in the Business Combination Agreement, without interest, but you will have no appraisal rights with respect to your shares of the capital stock of Cetus Capital.

In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of Cetus Common Stock and/or preferred stock must reasonably inform Cetus Capital of the identity of the Cetus stockholder of record and their intent to seek appraisal rights. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Cetus Common Stock and/or preferred stock, fully and correctly, as the stockholder’s name appears on Cetus Capital’s stock transfer books, should specify the stockholder’s name and mailing address and the number of shares of capital stock registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of capital stock in connection with the business combination. The demand may also be made by a beneficial owner of the capital stock of Cetus Capital if, in addition to otherwise satisfying the foregoing requirements, (i) such beneficial owner continuously owns such shares of capital stock through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares of capital stock for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of capital stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, the beneficial owner of shares of the capital stock of Cetus Capital may have the holder of record of such shares of capital stock submit the required demand in respect of such shares.

If the shares of Cetus Common Stock and/or preferred stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a Cetus stockholder or beneficial owner; however, the agent must identify the record holder or holders (and, if any by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners) and expressly disclose the fact that, in executing the demand, they are acting as agent. A record holder that holds shares of the capital stock of Cetus Capital as a nominee for others may exercise their right of appraisal with respect to the shares of capital stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of the capital stock of Cetus Capital as to which appraisal is sought. Where no number of shares of the capital stock of Cetus Capital is expressly mentioned, the demand for appraisal will be presumed to cover all shares of capital stock held in the name of the record holder.

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Withdrawal: Actions After Completion of the Business Combination

At any time within 60 days after the Effective Time or thereafter with the written approval of Cetus Capital, any record holder or beneficial owner of shares of Cetus Common Stock and/or preferred stock that has made an appraisal demand, otherwise complied with the requirements of Section 262 of the DGCL, but has not commenced an appraisal proceeding or joined a proceeding as a named party, may withdraw the demand for appraisal and accept the consideration for their shares of capital stock provided for in the Business Combination Agreement by delivering to Cetus Capital a written withdrawal of the demand for appraisal. Unless the demand for appraisal is properly withdrawn by such a stockholder or beneficial owner that has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the Effective Time, an appraisal proceeding in the Court will not be dismissed as to any Cetus stockholder or beneficial owner without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just (including without limitation, a reservation of jurisdiction for any application to the Court made with respect to the allocation of the expenses of the proceeding). If Cetus Capital does not approve a request to withdraw a demand for appraisal, or if the Court does not approve the dismissal of an appraisal proceeding, in each case when that approval is required, such stockholder or beneficial owner will be entitled to receive only the fair value of their shares of the capital stock of Cetus Capital (together with interest, if any), determined in any such appraisal proceeding, which value could be more or less than, or the same as, the consideration for their shares of capital stock provided for in the Business Combination Agreement.

Within 120 days after the Effective Time, but not thereafter, either Cetus Capital or any record holder or beneficial owner of shares of Cetus Common Stock and/or preferred stock that has made an appraisal demand, otherwise complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the shares of the capital stock of Cetus Capital held by all persons entitled to appraisal. Upon the filing of such a petition by a Cetus stockholder or beneficial owner, service of a copy of such petition will be made upon Cetus Capital. MKD has no present intent to cause Cetus Capital to file such a petition and has no obligation to cause such a petition to be filed, and Cetus stockholders and beneficial owners should not assume that the surviving company will file a petition or initiate any negotiations with respect to the fair value of the capital stock of Cetus Capital. Accordingly, it is the obligation of the record holders and beneficial owners of shares of the capital stock of Cetus Capital that have made an appraisal demand to initiate all necessary action to perfect their appraisal rights in respect of such shares of within the time prescribed in Section 262 of the DGCL, and the failure of a Cetus stockholder or beneficial owner to file such a petition within the period specified could nullify his, her or its their previous written demand for appraisal. In addition, within 120 days after the Effective Time, any Cetus stockholder or beneficial owner that has properly filed a written demand for appraisal, that did not submit a written consent approving the Business Combination Proposal, which, among other things, adopts the Business Combination Agreement, and has otherwise complied with the applicable requirements set forth in Section 262 of the DGCL, upon request given in writing, will be entitled to receive from Cetus Capital, a statement setting forth the aggregate number of shares of the capital stock of Cetus Capital for which a written consent approving the Business Combination Proposal was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of Cetus stockholders or beneficial owners holding or owning such shares (for purposes of which the record holder of shares held by a beneficial owner that has made a demand for appraisal will not be considered a separate stockholder holding such shares). The statement must be given within 10 days after such request has been received by Cetus Capital or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a Cetus stockholder or beneficial owner that made an appraisal demand and a copy of the petition is served upon the surviving company, then Cetus Capital will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Court a duly verified list containing the names and addresses of all Cetus stockholders and beneficial owners that have demanded an appraisal of their shares of Cetus Common Stock and/or preferred stock and with whom agreements as to the value of their shares of the capital stock of Cetus Capital have not been reached. After notice to Cetus stockholders and beneficial owners that have demanded appraisal of their shares of the capital stock of Cetus Capital, if such notice is ordered by the Court, the Court is empowered to conduct a hearing upon the petition and to determine those stockholders and beneficial owners that have complied with Section 262 of the DGCL and that have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Court may require Cetus stockholders and beneficial owners that have demanded appraisal of their shares of the capital stock of Cetus Capital to submit their stock certificates, if any, to the Court for notation thereon of the pendency of the appraisal proceedings, and if any stockholder or beneficial owner fails to comply with that direction, the Court may dismiss the proceedings as to that stockholder or beneficial owner.

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After determination of the Cetus stockholders and beneficial owners entitled to appraisal of their shares of Cetus Common Stock and/or preferred stock, the Court will appraise the shares of the capital stock of Cetus Capital, determining their fair value as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid upon the amount determined to be the “fair value” in an appraisal proceeding. When the fair value has been determined, the Court will direct the payment of such value to the persons entitled thereto upon such terms and conditions as the Court may order. Unless the Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Cetus Capital may pay to each person entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case any such interest will accrue after the time of such payment only upon the sum of (1) the difference, if any, between the amount so paid by Cetus Capital and the fair value of the shares of the capital stock of Cetus Capital as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Cetus Capital is under no obligation to make such voluntary cash payment before such entry of judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court, and Cetus stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Business Combination Agreement. Moreover, neither Cetus Capital nor MKD anticipates offering more than the consideration to any Cetus stockholder exercising appraisal rights, and Cetus Capital and MKD reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Cetus Common Stock and/or preferred stock is less than the consideration provided for in the Business Combination Agreement in respect of such share.

In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and imposed upon the parties by the Court, as it deems equitable in the circumstances. Each Cetus stockholder and beneficial owner seeking appraisal is responsible for their attorneys’ and expert witness expenses; although, upon the application of any person whose name appears on the verified list filed by Cetus Capital that participated in the proceeding and incurred expenses in connection therewith, the Court could order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Cetus Common Stock and/or preferred stock entitled to appraisal not dismissed as to the proceedings or dismissed subject to such an award pursuant to a reservation of jurisdiction.

Any Cetus stockholder or beneficial owner that has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote or deliver written consent for shares of Cetus Common Stock and/or preferred stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares of the capital stock of Cetus Capital, other than with respect to payments as of a record date prior to the Effective Time. However, if no petition for appraisal is filed within 120 days after the Effective Time, or if a Cetus stockholder or beneficial owner otherwise fails to perfect their appraisal rights, successfully withdraws their demand for appraisal or loses their right to appraisal, then the right of that Cetus stockholder or beneficial owner to appraisal will cease and that Cetus stockholder or beneficial owner will only be entitled to receive the consideration for their shares of the capital stock of Cetus Capital pursuant to the Business Combination Agreement, without interest.

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ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

British Virgin Islands

PubCo was incorporated in the BVI in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following:

●	the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	BVI companies may not have standing to sue before the federal courts of the United States.

PubCo’s memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

Substantially all of PubCo’s operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States, including in Taiwan and China. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint Puglisi & Associates as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Ogier, PubCo’s counsel as to BVI law, has advised PubCo that there is uncertainty as to whether the courts of the BVI would:

●	recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed PubCo that it is uncertain whether the courts of the BVI will allow shareholders of PubCo to originate actions in the BVI based upon securities laws of the United States. In addition, there is uncertainty with regard to BVI law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the BVI as penal or punitive in nature. If such a determination is made, the courts of the BVI will not recognize or enforce the judgment against a BVI company, such as PubCo. As the courts of the BVI have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the BVI. Ogier has further informed PubCo that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), any final and conclusive monetary judgment for a definite sum obtained against PubCo in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

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●	the U.S. court issuing the judgment had jurisdiction in the matter and PubCo either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of PubCo;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	no new admissible evidence relevant to the action was submitted prior to the rendering of the judgment by the BVI courts;

●	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Taiwan and PRC

Following the Closing of the Business Combination, it is contemplated that all or a significant portion of the assets of PubCo (including its subsidiaries) will be located outside the United States, with a substantial portion of those assets being located in Mainland China and Taiwan. It is also contemplated that, following the Closing of the Business Combination, all of our directors and officers will reside and hold substantially all of their assets outside of the United States, with Mr. Ming-Chia Huang, Mr. Ming-Chao Huang, Mr. Chih-Hsiang Tang, Mr. Chung-Yi Sun, and Mr. Jung-Te Chang ordinarily being residents of Taiwan and with Ms. Min-Jie Cui and being residents of Mainland China. As a result, it may be difficult, or in some cases impossible, for investors in the United States to enforce their legal rights even if their rights under the U.S. federal securities laws or other laws have been infringed upon, to effect service of process upon some or all of our directors or officers, or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors, officers and/or assets under United States or BVI laws.

It may be difficult for you to effect service of process upon MKD or those persons inside Taiwan. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against MKD and its officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S. Taiwan courts will recognize a final judgment (for which the period for appeal has expired or from which no appeal can be taken) obtained against MKD, its officers or directors in any court other than Taiwan courts without further review of the merits of such judgment, if it is satisfied that: (a) the court rendering the judgment had jurisdiction over the subject matter according to the laws of Taiwan; (b) the judgment or the court proceedings resulting in the judgment was not contrary to the public order or good morals of Taiwan; (c) if the judgment was rendered by default by the court rendering the judgment, (i) MKD or its officers, directors or such persons was duly served in the jurisdiction of such court within a reasonable period of time in accordance with the laws and regulations of such jurisdiction, or (ii) process was served on MKD or its officers, directors or such persons with judicial assistance of Taiwan; and (d) judgments of Taiwan courts would be recognised and enforceable in the jurisdiction of the court rendering such judgment on a reciprocal basis. Hence, in certain cases, claimants may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against MKD’s group entities or management.

With respect to the directors of PubCo following the Closing of the Business Combination who reside in China, you should note that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the BVI and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

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As of the date of this proxy statement/prospectus, PubCo has been advised by its PRC legal counsel, Jingtian & Gongcheng, that save for a filing with the CSRC which has been submitted on September 21, 2023, neither MKD Taiwan, nor any of its subsidiaries, is currently required to obtain any other permissions or approvals from Chinese authorities, including the CSRC or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. Ogier, PubCo’s BVI counsel, has also advised that MKD Taiwan does not require any approvals from any BVI authority. However, if MKD Taiwan or any of its subsidiaries were required to obtain permissions or approvals in the future and were denied permissions or approvals from Chinese authorities to list on U.S. exchanges, neither MKD Taiwan nor any such subsidiary will be able to continue listing on U.S. exchange, which could materially affect the interest of the investors. It is uncertain when and whether MKD Taiwan will be required to obtain permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this proxy statement/prospectus, MKD Taiwan and its subsidiaries are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Although MKD Taiwan and its subsidiaries are currently not required to obtain permission or approval from any PRC government agency and have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants will be passed upon by Ogier, BVI counsel to PubCo. Sichenzia Ross Ference Carmel LLP is serving as counsel to MKD Taiwan with respect to certain legal matters as to United States federal securities laws and New York State law in connection with the transactions described in this proxy statement/prospectus. The material U.S. federal income tax consequences of the Business Combination to U.S. holders shall be passed upon by [__________]. Pryor Cashman LLP is serving as U.S. counsel to Cetus Capital.

EXPERTS

The consolidated financial statements of MKD Technologies as of and for each of the years ended December 31, 2022 and December 31, 2021 included in this registration statement have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cetus Capital Acquisition Corp. as of December 31, 2022 and for the period from June 7, 2022 (inception) through December 31, 2022 included in this proxy statement/prospectus have been audited by MaloneBailey LLP, an independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Cetus Capital knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Cetus Capital and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Cetus Capital’s proxy statement/prospectus. Upon written or oral request, Cetus Capital will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Cetus Capital deliver single copies of such documents in the future. Shareholders may notify Cetus Capital of their requests by calling or writing Cetus Capital at its principal executive offices at Floor 3, No. 6, Lane 99, Zhengda Second Street, Wenshan District, Taipei, Taiwan, 11602, Attn: Chung-Yi Sun, President and Chief Executive Officer.

170

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cetus Capital is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Cetus Capital, PubCo nor MKD Taiwan has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Cetus Capital stockholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

171

INDEX OF FINANCIAL STATEMENTS

CETUS CAPITAL ACQUISITION CORP.

INDEX TO FINANCIAL STATEMENTS

Page
Balance Sheets as of September 30, 2023 and December 31, 2022 (Unaudited)	F-2
Statements of Operations for the Three and Nine Months Ended September 30, 2023, for the Three Months Ended September 30, 2022 and for the period from June 7, 2022 (inception) through September 30, 2022 (Unaudited)	F-3
Statements of Changes in Stockholders’ (Deficit) Equity for the Nine Months Ended September 30, 2023 and for the period from June 7, 2022 (inception) through September 30, 2022 (Unaudited)	F-4
Statements of Cash Flows for the Nine Months Ended September 30, 2023 and for the period from June 7, 2022 (inception) through September 30, 2022 (Unaudited)	F-5
Notes to Financial Statements (Unaudited)	F-6 – F-18

MKD TECHNOLOGY INC.

MKDWELL TECH INC.

F-1

CETUS CAPITAL ACQUISITION CORP.

BALANCE SHEETS

(UNAUDITED)

	September 30, 2023	December 31, 2022

ASSETS
Current assets:
Cash	$39,585	$20,000
Prepaid expenses	56,806	-
Deferred offering costs	-	216,185
Total current assets	96,391	236,185

Non-current assets:
Cash held in the trust	59,875,142	-

Total assets	$59,971,533	$236,185

LIABILITIES
Current liabilities:
Other payable	5,176	-
Accrued offering costs	70,000	-
Franchise tax payable	152,567	-
Income tax payable	255,428	-
Amount due to a related party	114,456	-
Promissory note - related party	-	216,837
Total current liabilities	597,627	216,837

Deferred underwriting commission	1,725,000	-

Total liabilities	$2,322,627	$216,837

Commitments and Contingencies
Class A Common stock subject to possible redemption, $0.0001 par value; 5,750,000 shares issued and outstanding at redemption value	57,872,669	-

SHAREHOLDERS’ EQUITY
Preferred share, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A common stock, $0.0001 par value; 50,000,000 shares authorized; 1,781,875 issued and outstanding, 1,437,500 shares issued and outstanding (excluding 5,750,000 share subject to possible redemption) as of September 30, 2023 and December 31, 2022, respectively	179	144
Class B common stock, $0.0001 par value; 4,000,000 shares authorized; none issued and outstanding	-	-
Additional paid in capital	-	24,856
Accumulated deficit	(223,942)	(5,652)
Total shareholders’ (deficit)/equity	(223,763)	19,348
Total liabilities and shareholders’ (deficit)/equity	$59,971,533	$236,185

The accompanying notes are an integral part of these unaudited financial statements.

F-2

CETUS CAPITAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

（UNAUDITED）

	For the Three Months Ended September 30, 2023	For the Three Months Ended September 30, 2022	For the Nine Months Ended September 30, 2023	For the Period from June 7, 2022 (inception) through September 30, 2022

Formation and operating costs	$(103,285)	$(5,000)	$(482,688)	$(5,652)
Franchise tax	(50,000)	-	(152,567)	-
Loss from operation	(153,285)	(5,000)	(635,255)	(5,652)

Unrealized gain on marketable securities hold in the trust account	262,851	-	1,368,892	-
Other income	262,851	-	1,368,892	-
Income (loss) before income taxes	109,566	(5,000)	733,637	(5,652)
Income tax expenses	(44,698)	-	(255,428)	-
Net income (loss)	64,868	(5,000)	478,209	(5,652)

Weighted average shares outstanding, basic and diluted*	7,531,875	1,250,000	6,795,192	1,250,000
Basic and diluted net income (loss) per common share	$0.01	$(0.00)	$0.07	$(0.00)

*	On August 31, 2022, the Company converted 1,725,000 shares of its Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively.

The accompanying notes are an integral part of these unaudited financial statements.

F-3

CETUS CAPITAL ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Subscription	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Deficit
Balance as of June 7, 2022 (inception)	-	$-	-	$-	$-	$-	$-	$-
Issuance of Class B common stock to Sponsor for subscription receivable	-	-	1,437,500	144	24,856	-	(25,000)	-
Conversion of Class B to Class A common stock	1,437,500	144	(1,437,500)	(144)	-	-	-	-
Net loss	-	-	-	-	-	(652)	-	(652)
Balance as of June 30, 2022	1,437,500	$144	-	$-	$24,856	$(652)	$(25,000)	$(652)
Net loss	-	-	-	-	-	(5,000)	-	(5,000)
Balance as of September 30, 2022	1,437,500	$144	-	$-	$24,856	$(5,652)	$(25,000)	$(5,652)

Balance as of December 31, 2022	1,437,500	$144	-	-	$24,856	$(5,652)	$-	$19,348
Issuance of Class A Common Stock	5,750,000	575	-	-	57,499,425	-	-	57,500,000
Issuance of Private Placement Units	265,191	27	-	-	2,651,883	-	-	2,651,910
Conversion from Promissory Note to Private Placement Units	21,684	2	-	-	216,835	-	-	216,837
Issuance of representative shares	57,500	6	-	-	137,442	-	-	137,448
Underwriting Commissions	-	-	-	-	(2,587,500)	-	-	(2,587,500)
Offering Costs	-	-	-	-	(767,346)	-	-	(767,346)
Reclassification of Common Stock Subject to Redemption	(5,750,000)	(575)	-	-	(51,769,960)	-	-	(51,770,535)
Accretion of initial measurement of subject to redemption	-	-	-	-	(1,397,314)	-	-	(1,397,314)
Accretion of subsequent measurement of common stock subject to redemption value	-	-	-	-	(214,342)	-	-	(214,342)
Net loss	-	-	-	-	-	(52,531)	-	(52,531)
Balance as of March 31, 2023	1,781,875	$179	-	$-	$3,793,979	$(58,183)	$-	$3,735,975
Accretion of initial measurement of subject to redemption	-	-	-	-	(2,245,239)	-	-	(2,245,239)
Net income	-	-	-	-	-	465,872	-	465,872
Balance as of June 30, 2023	1,781,875	$179	-	$-	$1,548,740	$407,689	$-	$1,956,608
Accretion of initial measurement of subject to redemption	-	-	-	-	(1,548,740)	(696,499)	-	(2,245,239)
Net income	-	-	-	-	-	64,868	-	64,868
Balance as of September 30, 2023	1,781,875	$179	-	$-	$	$(223,942)	$-	$(223,763)

The accompanying notes are an integral part of these unaudited financial statements.

F-4

CETUS CAPITAL ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30, 2023	For the Period from June 7, 2022 (inception) through September 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$478,209	$(5,652)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized gain in the trust account	(1,368,892)	-
Changes in operating assets and liabilities:
Prepaid expenses	(56,806)	-
Other payable	5,181	-
Income tax payable	255,428	-
Franchise tax payable	152,567	-
Formation and operating costs paid by Sponsor under Promissory Note – Related Party	-	5,652
Net cash used in operating activities	$(534,313)	$-

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment of cash in Trust Account	(58,506,250)	-
Net cash used in investing activities	(58,506,250)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans proceed from a related party	114,456	-
Payment of offering costs	(334,720)	-
Proceeds from sale of Public Units	57,500,000	-
Proceeds from sale of Private Placement units	2,651,910	-
Payment of Underwriting discount	(862,500)	-
Payment of accounts payable and Rockport	(8,998)	-
Net cash provided by financing activities	59,060,148	-

Net change in cash	19,585	-
Cash at the beginning of the period	20,000	-
Cash at the end of the period	$39,585	$-

Supplemental disclosure of non-cash financing activities
Deferred underwriting fee payable	$1,725,000	$-
Allocation of offering costs	$3,208,090	$-
Value of Class A ordinary shares subject to redemption	$51,770,535	$-
Issuance of Representative Shares	$137,448	$-
Deferred offering costs in accrued offering costs	$70,000	$-
Accretion of initial measurement of subject to redemption	$5,887,792	$-
Remeasurement of common stock subject to redemption value	$214,342	$-
Conversion from Promissory Notes to Private Placement Units	$216,837	$-
Deferred offering costs paid from Promissory Note – Related Party	$-	$126,185
Issuance of Founder Shares to Sponsor for subscription receivable	$-	$25,000

The accompanying notes are an integral part of these unaudited financial statements.

F-5

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - Description of Organization and Business Operations

Cetus Capital Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on June 7, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of September 30, 2023, the Company had not commenced any operations. All activities through September 30, 2023, are related to the Company’s formation and the initial public offering (“IPO” as defined below in Note 3). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company is identifying a target company for a Business Combination and the proposed acquisition of MKDWELL Limited, a British Virgin Islands company (“MKD BVI”) (see Note 6).

The Company has selected December 31 as its fiscal year end. The Company’s sponsor is Cetus Sponsor LLC, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on January 31, 2023. On February 3, 2023, the Company consummated the IPO of 5,750,000 units (the “Public Units’), including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $57,500,000. Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with the Sponsor of 286,875 units (the “Private Units” as described in Note 4), generating total proceeds of $2,868,750, including the conversion of the outstanding promissory note to the Private Units at $10.00 per Unit in the total principal amount of $216,837. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share (the “Shares”), one redeemable warrant entitling its holder to purchase one Share at a price of $11.50 per Share, and one right to receive one-sixth (1/6) of one share upon the consummation of the Company’s initial business combination.

Transaction costs amounted to $3,346,850, consisting of $862,500 of underwriting fees, $1,725,000 of deferred underwriting fees that will be payable only upon completion of a Business Combination, $137,448 representing the fair value of the Representative Shares (defined below), and $621,902 of other offering costs.

In addition, in conjunction with the IPO, the Company issued to the underwriter 57,500 shares of Class A common stock for nominal consideration (the “Representative Shares”). The fair value of the Representative Shares accounted for as compensation under ASC 718, Stock compensation, is included in the offering costs. The estimated fair value of the Representative Shares as of the IPO date totaled $137,448.

Upon the closing of the IPO and the private placement on February 3, 2023, a total of $58,506,250 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

F-6

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - Description of Organization and Business Operations (Continued)

Pursuant to Nasdaq listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.175 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares of common stock voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Founder Shares, Private Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Founder Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to the Founder Shares, Private Shares, and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until nine months from the closing of the Initial Public Offering to consummate a Business Combination (the “Combination Period”) (subject to three three-month extensions of time, as set forth in the Company’s registration statement). If the Company anticipates that it may not be able to consummate its initial Business Combination within nine months, it may, by resolution of our board of directors, if requested by our Sponsor, extend the period of time to consummate a business combination by three additional periods of three months each (for a total of up to 18 months to complete a business combination), by depositing into the trust account, with respect to each such three month extension, $575,000 ($0.10 per unit) on or prior to the date of the applicable deadline, for each extension.

F-7

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - Description of Organization and Business Operations (Continued)

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.175.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.175 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.175 per share due to reductions in the value of the trust assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

(a)	Liquidity and Capital Resources and Going Concern Consideration

As of September 30, 2023, the Company had $39,585 in cash and working capital deficit of $501,236. The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Founder Shares and through up to $300,000 in loans available from our sponsor under an unsecured promissory note. On February 3, 2023, the total principal amount of $216,837 was converted into part of the subscription of $2,868,750 private placement at a price of $10.00 per unit. The promissory note was cancelled and no amounts were then owed under the note.

The Company has incurred and expects to continue to incur significant professional costs to remain a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

F-8

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - Description of Organization and Business Operations (Continued)

(b)	Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic, including any variants thereof, on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

At this time, it has been determined that none of the IR Act tax provisions have an impact to the Company’s fiscal 2023 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

F-9

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

(b) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

(d) Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $39,585 as of September 30, 2023 and $20,000 as of December 31, 2022. The Company did not have any cash equivalents as of September 30, 2023 and December 31, 2022.

(e) Cash Held in Trust Account

As of September 30, 2023 and December 31, 2022, $59,875,142 and $nil of the assets in the Trust Account were held in cash, respectively.

(f) Offering Costs Associated with the IPO

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the IPO. As of February 3, 2023, offering costs totaled $3,346,850. This amount consisted of $862,500 of underwriting commissions, $1,725,000 of deferred underwriting commissions (payable only upon completion of a Business Combination), and $759,350 of other offering costs (which includes $137,448 of representative shares, as described in (Note 9). The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Offering costs were charged to shareholders’ equity upon the completion of the IPO. The Company allocates offering costs between public shares, public warrants and public rights based on the estimated fair values of them at the date of issuance. Accordingly, $3,200,091 was allocated to public shares and was charged to temporary equity, and a sum of $146,759 was allocated to public warrants and public rights, and was charged to shareholders’ equity.

F-10

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

(g) Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties for the period from June 7, 2022 (inception) to September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes for the nine months ended of September 30, 2023 and September 30, 2022 were $255,428 and $nil, respectively.

(h) Dividends

The Board may from time to time declare, and the Company may pay, dividends (payable in cash, property or shares of the Company’s capital stock) on the Company’s outstanding shares of capital stock, subject to applicable law and the Amended and Restated Certificate of Incorporation.

(i) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of September 30, 2023, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

(j) Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

(k) Derivative Financial Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

The Public Warrants and Rights (see Note 3) and Placement Warrants (see Note 4) were accounted for as equity instruments as they meet all of the requirements for equity classification under ASC 815.

F-11

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

(l) Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Representative Shares were valued using the fair value of the Class A common stock, adjusted for the probability of consummation of the Business Combination. As such, these are considered to be non-recurring Level 3 fair value measurements.

(m) Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 9-month period leading up to a Business Combination. As of September 30, 2023, the Company had recorded accretion of $5,887,792.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

At September 30, 2023, the amount of common stock subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public warrants	(230,575)
Proceeds allocated to public rights	(2,290,800)
Allocation of offering costs related to redeemable shares	(3,208,090)
Plus:
Accretion of initial carrying value to redemption value	5,887,792
Remeasurement of subsequent measurement of common stock subject to redemption value	214,342
Common stock subject to possible redemption	$57,872,669

F-12

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

(n) Recently issued accounting pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and free-standing instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted as of inception of the Company. Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 - Initial Public Offering

On February 3, 2023, the Company sold 5,750,000 Units at a price of $10.00 per Units (including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters), generating gross proceeds of $57,500,000. Each Unit consists of one share of common stock, one right (“Public Right”), and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-sixth (1/6) of a share of common stock upon the consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, and each six rights entitle the holder thereof to receive one share of common stock at the closing of an initial Business Combination. The Company will not issue fractional shares. As a result, Public Rights may only be converted in multiples of six. The Warrants will become exercisable on the later of 30 days after completion of the Company’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

Note 4 - Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 286,875 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,868,750 in a private placement, including the conversion of the outstanding promissory note to the Private Units at $10.00 per Unit in the total principal amount of $216,837. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The Placement Warrants are identical to the Public Warrants, except that the Placement Warrants are entitled to registration rights, and the Placement Warrants (including the common shares issuable upon the exercise of the Placement Warrants) are not transferable, assignable or saleable until after the completion of a Business Combination, except to permitted transferees. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within nine months (or up to 18 months, as described in more detail in the Company’s IPO registration statement), the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

F-13

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 5 - Related Party Transactions

(a)	Founder Shares

On June 10, 2022, the Company approved the acquisition by transfer of an aggregate of 1,725,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.014 per share. Such Class B common stock included an aggregate of up to 225,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor will collectively own approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial stockholders do not purchase any Public Shares in the Initial Public Offering and excluding the Placement Units and underlying securities and issuance of representative shares). On August 31, 2022, the Sponsor converted all of its shares of Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis (up to 225,000 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part). On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which were subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively.

The initial stockholders have agreed not to transfer, assign or sell any of the Class A common stock (except to certain permitted transferees as disclosed herein) until, with respect to any of the Class A common stock, the earlier of (i) six   months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, or earlier, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

As of September 30, 2023, 1,437,500 Founder Shares were issued and outstanding and none of the Founder Shares are subject to forfeiture as a result of the underwriters’ full exercise of the over-allotment option on February 1, 2023.

(b)	Promissory Note — Related Party

On June 10, 2022, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for payment of the Company’s formation costs together with costs related to the Initial Public Offering. The note is non-interest bearing and payable on the earlier of (i) May 31, 2023, or (ii) or the closing of the Initial Public Offering.

As of September 30, 2023, the $216,837 that had been borrowed under the promissory note with our sponsor was converted into part of the subscription of $2,868,750 private placement at a price of $10.00 per unit. The promissory note was cancelled and no amounts were owed under the note.

(c)	Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Additionally, if we extend the time available to us to complete our initial business combination, our sponsor, its affiliates or designee will deposit $500,000, or $575,000 if the over-allotment is exercised in full ($0.10 per unit in either case), for each such three-month extension, into the trust. If the Company consummates a Business Combination, the Company will repay such working capital loans and extension loan amounts, provided that up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the placement units. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from the trust account would be used for such repayment.

On May 9, 2023, July 18, 2023 and August 23, 2023, a related party Awinner Limited, which was 100% owned by Chung-Yi Sun, Chief Executive Officer of the Company, provided interest-free loan of $19,978, $24,500 and $69,978 to the Company, respectively. The loan was due on demand.

F-14

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 6 - Business Combination Agreement

On June 20, 2023, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among the Company, MKD Technology Inc., a Taiwan corporation (the “MKD Taiwan”), MKD BVI, and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”).

The Business Combination Agreement contemplates, among other things, that: (A) the Shareholders’ Representative will incorporate, on or prior to August 20, 2023, a British Virgin Islands business company (“Pubco”) for the purpose of serving as the public listed company whose shares shall be traded on The Nasdaq Stock Market, which company shall initially be owned by the Shareholders’ Representative; (B) Pubco will incorporate, on or prior to August 20, 2023, a British Virgin Islands business company and wholly-owned subsidiary of Pubco (“Merger Sub 1”) for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”), with MKD BVI being the surviving entity and a wholly-owned subsidiary of Pubco; (C) Pubco will incorporate, on or prior to August 20, 2023, a British Virgin Islands business company and wholly-owned subsidiary of Pubco (“Merger Sub 2”) for the sole purpose of the merger of The Company with and into Merger Sub 2 (the “SPAC Merger”), in which The Company will be the surviving entity and a wholly-owned subsidiary of Pubco; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) the Company and Merger Sub 2 will effect the SPAC Merger.

The Acquisition Merger, the SPAC Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter collectively referred to as the “Business Combination”.

The aggregate consideration to be paid to the shareholders of MKD BVI for the Acquisition Merger is US$230 million (less the amount of Closing Company Debt plus the amount of Closing Company Cash), payable on the Closing Date in the form of a number of newly issued ordinary shares of Pubco valued at $10.00 per share. In the event that MKD BVI holds less than 100% of the issued and outstanding shares of the capital stock of MKD Taiwan at the Closing Date, the number of ordinary shares of Pubco to be issued to the shareholders of MKD BVI shall be proportionately reduced.

On the Closing Date, the Company and Merger Sub 2 will effect the SPAC Merger, as a result of which the Company will continue as a wholly-owned subsidiary of Pubco. In connection with the SPAC Merger, every issued and outstanding unit of the Company shall separate into each unit’s individual components, consisting of one share of Class A common stock, one warrant and one right, and all units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. In addition, each of the issued and outstanding securities of the Company will be converted into an equivalent amount of Pubco’s securities, as follows:

●	Each share of the Class A common stock of the Company will be converted automatically into one ordinary share of Pubco;

●	Each right to acquire one-sixth of one share of Class A common stock of the Company will be converted automatically into one right to acquire one-sixth of one ordinary share of Pubco, except that any fractional share that would otherwise be issued will be rounded down to the nearest whole share; and

●	Each warrant entitled to purchase one (1) share of Class A Common stock of the Company at a price of $11.50 per whole share will be converted automatically into one warrant to purchase one (1) ordinary share of Pubco at a price of $11.50 per whole share.

The Business Combination Agreement contemplates that Pubco will, immediately after the Closing, have a board of directors composed of seven (7) persons, with MKD Taiwan having the right to designate five (5) directors and with Cetus Sponsor LLC having the right to designate two (2) directors.

The Business Combination is expected to close in the fourth calendar quarter of 2023, following the receipt of the required approval by the stockholders of the Company and, to the extent necessary, the other parties to the Business Combination Agreement, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of Pubco filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

On July 31, 2023, the parties to the Business Combination Agreement entered into a First Addendum to the Business Combination Agreement, pursuant to which (A) MKDWELL Tech Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Pubco thereunder and (B) the parties agreed to extend the date by which Pubco, Merger Sub 1 and Merger Sub 2 must execute an addendum to become parties to the Business Combination Agreement from July 31, 2023 to August 20, 2023.

On August 10, 2023, MKDMerger1 Inc. and MKDMerger2 Inc. each executed and delivered a Second Addendum to the Business Combination Agreement, pursuant to which (A) MKDMerger1 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 1 thereunder and (B) MKDMerger2 Inc. agreed to become a party to the Business Combination Agreement and to comply with the terms applicable to Merger Sub 2 thereunder.

The Business Combination is expected to close in the fourth calendar quarter of 2023, following the receipt of the required approval by the stockholders of the Company and, to the extent necessary, the other parties to the Business Combination Agreement, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of Pubco filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

F-15

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 7 - Commitments and Contingency

(a)	Registration Rights

The holders of the Founder Shares issued and outstanding, as well as the holders of the Placement Units and any units our sponsor, officers, directors, initial stockholders or their affiliates may be issued in payment of working capital loans or extension loans made to the Company (and all underlying securities), are entitled to registration rights pursuant to a registration rights agreement that was signed at the time of our Initial Public offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Placement Units and units issued to our sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans and extension loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

(b)	Underwriting Agreement

At the IPO date, the Company granted EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters a 45-day option from the date of the offering to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On February 1, 2023, the underwriters fully exercised the over-allotment option to purchase 750,000 units, generating gross proceeds to the Company of $7,500,000 (see Note 3), and the closing occurred simultaneously with the Initial Public Offering on February 3, 2023.

The underwriters received a cash underwriting discount of one and one-half percent (1.5%) of the gross proceeds of the Initial Public Offering, or $862,500. In addition, the underwriters are entitled to a deferred fee of three percent (3.0%) of the gross proceeds of the Initial Public Offering, or $1,725,000 upon closing of the Business Combination. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

In addition, in conjunction with the Initial Public Offering, the Company issued to the underwriter 57,500 shares of Class A common stock (the “Representative Shares”) upon the closing of the IPO on February 3, 2023. The Company estimates the fair value of Representative Shares to be $137,448 in total, or $2.39 per Representative Share. The Company accounted for the estimated fair value of the Representative Shares as an offering cost of the IPO and allocated such cost against temporary equity for the amount allocated to the redeemable shares and to equity for the allocable portion relating to the warrants and rights.

The holders of the Representative Shares agreed (a) that they will not transfer, assign or sell any such shares without the Company’s prior consent until the completion of the initial Business Combination, (ii) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of the initial Business Combination and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.

(c)	Right of First Refusal

For a period beginning on the closing of the IPO and ending 24 months from the closing of a business combination, we have granted EF Hutton a right of first refusal to act as lead-left book running manager and lead left manager for any and all future private or public equity, convertible and debt offerings during such period. In accordance with FINRA Rule 5110(g)(3)(A)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.

F-16

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 8 - Stockholders’ Equity

Class A Common Stock — Our amended and restated certificate of incorporation authorizes the Company to issue 50,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. On June 10, 2022, our sponsor subscribed to purchase 1,725,000 shares of our Class A common stock (up to 225,000 shares of which were subject to forfeiture) for an aggregate purchase price of $25,000, (the “founder shares”). The founder shares that were issued to our sponsor were originally issued as shares of our Class B common stock, but on August 31, 2022 such shares were converted at the election of our sponsor into shares of our Class A common stock on a one-for-one basis. On December 30, 2022, our sponsor surrendered to us for cancellation 287,500 shares of our Class A common stock for no consideration, resulting in our sponsor owning 1,437,500 shares of our Class A common stock, of which up to 187,500 were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. As the underwriters exercised their over-allotment option in full on February 1, 2023, the forfeiture provisions lapsed for 187,500 founder shares.

As of September 30, 2023, there were 1,781,875 shares of Class A Common Stock issued and outstanding, including 57,500 Representative Shares issued to the underwriter, and excluding 5,750,000 shares subject to possible redemption. As of December 31, 2022, there were 1,437,500 shares of Class A Common Stock issued and outstanding.

Class B Common Stock — Our amended and restated certificate of incorporation authorizes the Company to issue 4,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. The Company issued an aggregate of 1,725,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. Class B common stock is convertible into shares of Class A Common Stock on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically at the time of our initial business combination. On August 31, 2022, the Sponsor converted its shares of Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. As of September 30, 2023 and December 31, 2022, there were no shares of Class B common stock issued and outstanding.

Preferred Stock — Our amended and restated certificate of incorporation authorizes the Company to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of September 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Warrants — The Public Warrants will become exercisable commencing on the later of 12 months from the effective date of the Company’s registration statement for the IPO or the date of the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

F-17

CETUS CAPITAL ACQUISITION CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 8 - Stockholders’ Equity (Continued)

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time after the warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Placement Warrants, as well as any warrants underlying additional units the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of Working Capital Loans made to the Company, will be identical to the Public Warrants, except that the Placement Warrants will be entitled to registration rights, and the Placement Warrants (including the common shares issuable upon the exercise of the Placement Warrants) will not be transferable, assignable or saleable until after the completion of a Business Combination, except to permitted transferees

Rights -Each holder of a Right will automatically receive one-sixth (1/6) of one share of Class A common stock upon consummation of the initial Business Combination. No additional consideration will be required to be paid by a holder of Rights in order to receive his, her, or its additional Class A common stock upon consummation of an initial business combination. The Class A common stock issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete the initial Business Combination within the Combination Period, and the Company liquidates the funds held in the trust account, holders of Rights will not receive any of such funds for their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Cetus Capital Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cetus Capital Acquisition Corp. (the “Company”) as of December 31, 2022, and the related statements of operations, stockholders’ equity, and cash flows for the period from June 7, 2022 (inception) through December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from June 7, 2022 (inception) through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, its business plan is dependent on the completion of a financing transaction and the Company’s cash and working capital are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2022.

Houston, Texas

January 19, 2023

F-19

CETUS CAPITAL ACQUISITION CORP.

BALANCE SHEET

December 31, 2022

ASSETS:
Current assets - Cash	$20,000
Deferred offering costs	216,185

Total Assets	$236,185

LIABILITIES AND STOCKHOLDERS’ EQUITY:

Current liabilities:
Promissory note – related party	$216,837

Total current liabilities	216,837

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 50,000,000 shares authorized; 1,437,500 shares issued and outstanding(1)	144
Class B common stock, $0.0001 par value; 4,000,000 shares authorized; none issued and outstanding	—
Additional paid-in capital	24,856
Accumulated deficit	(5,652)

Total Stockholders’ Equity	19,348

Total Liabilities and Stockholders’ Equity	$236,185

(1) On August 31, 2022, the Company converted 1,725,000 shares of its Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively. This line item includes the 187,500 shares that are subject to forfeiture.

The accompanying notes are an integral part of the financial statements

F-20

CETUS CAPITAL Acquisition Corp.

STATEMENT OF OPERATIONS

For the period from June 7, 2022 (inception) through December 31, 2022

Operating Costs:
Formation costs	$(5,652)
Net loss	$(5,652)

Weighted average shares outstanding, basic and diluted(1)	1,250,000

Basic and diluted net loss per unit	$(0.00)

(1) On August 31, 2022, the Company converted 1,725,000 shares of its Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively. The foregoing table excludes the 187,500 shares that are subject to forfeiture.

The accompanying notes are an integral part of the financial statements

F-21

CETUS CAPITAL Acquisition Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the period from June 7, 2022 (inception) through December 31, 2022

	Common Stock				Additional			Total
	Class A		Class B		Paid in	Subscription	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance – June 7, 2022 (inception)	-	$-	-	$-	$-	$-	$-	$-
Issuance of Class B common stock to Sponsor for subscription receivable (1)	-	-	1,437,500	144	24,856	(25,000)	-	-
Conversion of Class B to Class A common stock (1)	1,437,500	144	(1,437,500)	(144)	-	-	-	-
Collection of subscription receivable	-	-	-	-	-	25,000	-	25,000
Net Loss	-	-	-	-	-	-	(5,652)	(5,652)
Balance – December 31, 2022	1,437,500	$144	-	$-	$24,856	$-	$(5,652)	$19,348

(1)	On August 31, 2022, the Company converted 1,725,000 shares of its Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively.

The accompanying notes are an integral part of these financial statements.

F-22

CETUS CAPITAL Acquisition Corp.

STATEMENT OF CASH FLOWS

For the period from June 7, 2022 (inception) through December 31, 2022

Cash flows from Operating Activities:
Net Loss	$(5,652)
Changes in operating assets and liabilities:
Formation and operating costs paid by Sponsor under Promissory Note – Related Party	5,652
Net cash used in operating activities	-

Cash flows from Financing Activities:
Payment of deferred offering costs	$(5,000)
Collection of subscription receivable	25,000
Net cash provided by financing activities	20,000

Net Change in Cash	20,000
Cash – Beginning of period	-
Cash – Ending of period	20,000

Supplemental Disclosures of Noncash Financing Activities:
Deferred offering costs paid from Promissory Note – Related Party	$211,185
Issuance of Founder Shares to Sponsor for subscription receivable	$25,000

The accompanying notes are an integral part of these financial statements.

F-23

CETUS CAPITAL ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations, Going Concern and Basis of Presentation

Cetus Capital Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on June 7, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from June 7, 2022 (inception) through December 31, 2022, relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed initial public offering of 5,000,000 Units at $10.00 per unit (or 5,750,000 Units if the underwriter’s over-allotment option is exercised in full) (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) which is discussed in Note 3 (the “Proposed Public Offering”) and the sale of 262,500 placement units (286,875 placement units if the underwriter’s over-allotment option is exercised in full) (the “Placement Units”) at a price of $10.00 per Placement Unit that will close in a private placement to Cetus Sponsor LLC (the “Sponsor”) simultaneously with the closing of the Proposed Public Offering (see Note 4). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held in Trust and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”).

The Company’s Units will be listed on the Nasdaq Capital Market (“Nasdaq”). Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned and less any interest earned thereon that is released for taxes) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.175 per Unit sold in the Proposed Public Offering, including the proceeds of the sale of the Placement Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

F-24

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against, or abstain from voting on, a Business Combination.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with our liquidation, if there is a stockholder vote or tender offer in connection with our initial business combination and in connection with certain amendments to our amended and restated certificate of incorporation. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A common stock classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Class A common stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We have elected to recognize the changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 9-month period leading up to a Business Combination. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and will be classified as such on the balance sheet until such date that a redemption event takes place.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.175 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter.

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor has agreed (a) to vote its founder shares, the common stock included in the Placement Units and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the founder shares) and Placement Units (including underlying securities) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the founder shares and Placement Units (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Proposed Public Offering if the Company fails to complete its Business Combination.

F-25

The Company will have until nine months from the closing of the Proposed Public Offering to consummate a Business Combination (the “Combination Period”) (subject to three three-month extensions of time, as set forth in the Company’s registration statement). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Public Offering price per Unit of $10.00.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.175 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2022, the Company had $20,000 in cash and a working capital deficiency of $196,837. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this need for capital through the Proposed Public Offering as discussed in Note 3. The Company cannot assure that its plans to raise capital or to consummate an initial Business Combination will be successful. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern following the issuance of these financial statements. The financial statements do not include any adjustments that might result from its inability to consummate the Proposed Public Offering or its inability to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

F-26

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $20,000 in cash and did not have any cash equivalents as of December 31, 2022.

Deferred offering costs

Deferred offering costs consist of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations. At December 31, 2022, the Company had $216,185 in capitalized deferred offering costs.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-27

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties for the period from June 7, 2022 (inception) to December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from June 7, 2022 (inception) to December 31, 2022.

Net loss per share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 187,500 shares of Class B Common Stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). As of December 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of December 31, 2022, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently issued accounting pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and free-standing instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted as of inception of the Company. Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic, including any variants thereof, on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Proposed Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Dividends

The Board may from time to time declare, and the Company may pay, dividends (payable in cash, property or shares of the Company’s capital stock) on the Company’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

F-28

NOTE 3. PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company will offer for sale up to 5,000,000 Units (or 5,750,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock, one redeemable warrant (“Public Warrant”), and one right to receive one-sixth (1/6) of one share of Common Stock upon consummation of our initial Business Combination (each a “Right”). Each Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

The Sponsor has agreed to purchase an aggregate of 262,500 placement units (or up to 286,875 placement units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $2,625,000 ($2,868,750 if the over-allotment option is exercised in full). Each placement unit will be identical to the units sold in this offering, except as described in this proxy statement/prospectus. The placement units will be sold in a private placement that will close simultaneously with the closing of this offering. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Class B Common Stock

On June 10, 2022, the Company approved the acquisition by transfer of an aggregate of 1,725,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.014 per share. Such Class B common stock include an aggregate of up to 225,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own approximately 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (assuming the initial stockholders do not purchase any Public Shares in the Proposed Public Offering and excluding the Placement Units and underlying securities and issuance of representative shares). On August 31, 2022, the Sponsor converted all of its shares of Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis (up to 225,000 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration, resulting in the Sponsor owning 1,437,500 shares of Class A common stock (up to 187,500 shares of which are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part). The surrender was effective retroactively.

The initial stockholders have agreed not to transfer, assign or sell any of the Class A common stock (except to certain permitted transferees as disclosed herein) until, with respect to any of the Class A common stock, the earlier of (i) six months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, or earlier, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

Representative Shares

We will issue 50,000 representative shares (or 57,500 representative shares if the underwriters exercise their over-allotment option in full) to the representative (and/or its designees) as part of representative compensation. The representative shares will be shares of Class A common stock. The representative shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in this offering pursuant to FINRA Rule 5110 (e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the date of the commencement of sales in this offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the date of the commencement of sales in this offering except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates.

F-29

Promissory Note – Related Party

On June 10, 2022, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for payment of the Company’s formation costs together with costs related to the Proposed Public Offering. The note is non-interest bearing and payable on the earlier of (i) May 31, 2023, or (ii) or the closing of this offering. As of December 31, 2022, the Company had borrowed $216,837 under the promissory note with our sponsor. The note will be repaid out of the proceeds of the Proposed Public Offering available to the Company for payment of offering expenses. The note may be paid to our sponsor by converting it to private units in connection with the Proposed Public Offering at $10 per unit.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Additionally, if we extend the time available to us to complete our initial business combination, our sponsor, its affiliates or designee will deposit $500,000, or $575,000 if the over-allotment is exercised in full ($0.10 per unit in either case), for each such three-month extension, into the trust. If the Company consummates a Business Combination, the Company will repay such working capital loans and extension loan amounts, provided that up to $1,500,000 of such working capital loans and up to $1,500,000 of such extension loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the placement units. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from the trust account would be used for such repayment. As of December 31, 2022, no amounts under such loans have been drawn.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares issued and outstanding, as well as the holders of the Placement Units and any units our sponsor, officers, directors, initial stockholders or their affiliates may be issued in payment of working capital loans or extension loans made to the Company (and all underlying securities), will be entitled to registration rights pursuant to a registration rights agreement dated January 31, 2023 requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Placement Units and units issued to our sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans and extension loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-30

Underwriting Agreement

The Company will grant the underwriters a 45-day option to purchase up to 750,000 additional units at the public offering price less the underwriting discount to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of: (i) one and one-half percent (1.5%) of the gross proceeds of the Proposed Public Offering, or $750,000 (or up to $862,500 if the underwriters’ over-allotment is exercised in full). In addition, the underwriters are entitled to a deferred fee of three percent (3.0%) of the gross proceeds of the Proposed Public Offering, or $1,500,000 (or up to $1,725,000 if the underwriters’ over-allotment is exercised in full) upon closing of the Business Combination. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

In addition, we have agreed to issue to EF Hutton and/or its designees, 50,000 shares of Class A common stock (57,500 shares if the over-allotment option is exercised in full) upon the consummation of this offering.

Right of First Refusal

For a period beginning on the closing of this offering and ending 24 months from the closing of a business combination, we have granted EF Hutton a right of first refusal to act as lead-left book running manager and lead left manager for any and all future private or public equity, convertible and debt offerings during such period. In accordance with FINRA Rule 5110(g)(3)(A)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this proxy statement/prospectus forms a part.

NOTE 7. STOCKHOLDERS’ EQUITY

Class A Common Stock — The Company is authorized to issue 50,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. On August 31, 2022, the Sponsor converted its shares of Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. On December 30, 2022, the Sponsor surrendered to the Company for cancellation 287,500 shares of Class A common stock for no consideration. The surrender was effective retroactively. As of December 31, 2022, there were 1,437,500 shares of Class A common stock issued and outstanding, all of which were held by the Sponsor (of which 187,500 of such shares are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full), such that the Initial Stockholders will maintain ownership of at least 20% of the issued and outstanding shares after the Proposed Public Offering (assuming the Initial Stockholders do not purchase any Public Shares in the Proposed Public Offering and not including the shares of Class A Common Stock underlying the private placement units or the representative shares).

Class B Common stock — The Company is authorized to issue 4,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. The Company issued an aggregate of 1,725,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. Class B common stock is convertible into shares of Class A Common Stock on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically at the time of our initial business combination. On August 31, 2022, the Sponsors converted their shares of Class B common stock into 1,725,000 shares of Class A common stock on a one-for-one basis. As of December 31, 2022, there were no shares of Class B common stock issued and outstanding.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of December 31, 2022, there were no shares of preferred stock issued or outstanding.

Warrants — The Public Warrants will become exercisable commencing on the later of 12 months from the effective date of the Company’s registration statement or the date of the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

F-31

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time after the warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Placement Warrants, as well as any warrants underlying additional units the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of Working Capital Loans made to the Company, will be identical to the warrants underlying the Units being offered in the Initial Public Offering.

Rights —  Each holder of a Right will automatically receive one-sixth (1/6) of one share of Class A common stock upon consummation of the initial Business Combination. No additional consideration will be required to be paid by a holder of Rights in order to receive his, her, or its additional Class A common stock upon consummation of an initial business combination. The Class A common stock issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete the initial Business Combination within the Combination Period, and the Company liquidates the funds held in the trust account, holders of Rights will not receive any of such funds for their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

NOTE 8. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date of filing. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MKD Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MKD Technology Inc. (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations and comprehensive loss, change in (deficit) equity and cash flows for each of the two years in the period ended December, 31 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

Beijing, China

September 18, 2023

F-33

MKD TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$493,438	$417,008
Accounts receivable, net	847,645	858,798
Inventories, net	571,321	231,748
Prepaid expenses and other current assets, net	589,809	157,618
Total current assets	2,502,213	1,665,172

Non-current assets:
Intangible assets, net	313,854	281,662
Property, plant and equipment, net	3,447,850	3,211,208
Real estate properties for lease, net	3,160,827	2,684,064
Operating lease right-of-use assets, net	264,104	182,764
Financing lease right-of-use assets, net	77,792	46,058
Other non-current assets	104,461	61,998
Total non-current assets	7,368,888	6,467,754
TOTAL ASSETS	$9,871,101	$8,132,926

Liabilities
Current liabilities:
Short-term bank borrowings	$784,609	$1,348,373
Accounts payable	329,900	211,049
Amounts due to related parties, current	2,519,827	48,812
Accrued expenses and other current liabilities	2,281,327	2,021,931
Long-term bank borrowings, current portion	156,922	289,973
Operating lease liabilities, current	61,641	58,203
Finance lease liabilities, current	31,403	47,244
Total current liabilities	6,165,629	4,025,585

Non-current liabilities:
Long-term bank borrowings	2,784,398	2,282,645
Long-term loan borrowings	360,490	-
Operating lease liabilities, non-current	202,464	124,561
Finance lease liabilities, non-current	47,383	-
Other non-current liabilities	326,144	165,855
Total non-current liabilities	3,720,879	2,573,061
TOTAL LIABILITIES	$9,886,508	$6,598,646

Commitments and Contingencies

Equity
Ordinary shares (par value of NT$10 per share; 50,000,000 and 50,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 24,033,782 and 27,278,652 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$7,749,304	$8,839,650
Shareholder subscription	14,703	-
Additional paid-in capital	6,604	925,297
Accumulated deficit	(8,367,177)	(9,623,455)
Accumulated other comprehensive income	581,159	610,984
MKD Technology Inc. shareholders’ (deficit) equity	(15,407)	752,476
Non-controlling interests	-	781,804
Total (deficit) equity	(15,407)	1,534,280
TOTAL LIABILITIES AND EQUITY	$9,871,101	$8,132,926

The accompanying notes are an integral part of these consolidated financial statements.

F-34

MKD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022
Revenues	$3,272,140	$3,153,486
Cost of revenues	(2,746,849)	(2,134,376)
Gross profit	525,291	1,019,110

Operating expenses:
Selling expenses	(206,739)	(239,354)
General and administrative expenses	(778,750)	(958,816)
Research and development expenses	(889,206)	(721,254)
Total operating expenses	(1,874,695)	(1,919,424)

Loss from operations	(1,349,404)	(900,314)

Other income (loss):
Interest expenses, net	(304,129)	(390,031)
Other income, net	363,587	73,259
Total other income (loss)	59,458	(316,772)

Loss before income tax expense	(1,289,946)	(1,217,086)
Income tax expense	-	-
Net loss	$(1,289,946)	$(1,217,086)
Net loss attributable to non-controlling interest	-	39,192
Net loss attributable to MKD Technology Inc.	(1,289,946)	(1,256,278)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	-	33,576
Foreign currency translation adjustment attributable to parent company	(23,840)	29,825
Total other comprehensive (loss) income	$(23,840)	$63,401

Total comprehensive loss	$(1,313,786)	$(1,153,685)
Total comprehensive income attributable to non-controlling interest	-	72,768
Total comprehensive loss attributable to MKD Technology Inc.	(1,313,786)	(1,226,453)

Weighted average shares outstanding - basic and diluted	24,033,782	26,042,934
Loss per share - basic and diluted	$(0.05)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

F-35

MKD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Shareholder	Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholder’ (deficit)	Non-controlling	Total (deficit)
	Share	Amount	subscription	capital	income	Deficits	equity	interests	equity
Balance as of December 31, 2020	24,033,782	7,749,304	-	110,293	604,999	(7,180,920)	1,283,676	(22,000)	1,261,676
Net loss	-	-	-	-	-	(1,289,946)	(1,289,946)	-	(1,289,946)
Capital injection	-	-	14,703	-	-	-	14,703	-	14,703
Capital reduction to cover accumulated deficit	-	-	-	(103,689)	-	103,689	-	-	-
Cancellation of a subsidiary	-	-	-	-	-	-	-	22,000	22,000
Foreign currency translation	-	-	-	-	(23,840)	-	(23,840)	-	(23,840)
Balance as of December 31, 2021	24,033,782	7,749,304	14,703	6,604	581,159	(8,367,177)	(15,407)	-	(15,407)
Net loss	-	-	-	-	-	(1,256,278)	(1,256,278)	39,192	(1,217,086)
Capital injection	3,244,870	1,090,346	(14,703)	-	-	-	1,075,643	-	1,075,643
Contribution from a non-controlling shareholder	-	-	-	918,693	-	-	918,693	709,036	1,627,729
Foreign currency translation	-	-	-	-	29,825	-	29,825	33,576	63,401
Balance as of December 31, 2022	27,278,652	8,839,650	-	925,297	610,984	(9,623,455)	752,476	781,804	1,534,280

The accompanying notes are an integral part of these consolidated financial statements.

F-36

MKD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,289,946)	$(1,217,086)

Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	16,025	179,038
Write-downs of inventories	252,499	310,159
Depreciation of property, plant and equipment	342,193	299,611
Amortization of intangible assets	47,120	20,915
Depreciation and amortization of real estate properties for lease	125,196	123,738
Amortization of operating lease right-of-use asset	58,515	57,387
Amortization of financing lease right-of-use asset	27,604	26,463
Gain from the disposal of property, plant and equipment	-	(4,991)
Gain from cancellation of a subsidiary	(26,021)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(66,713)	(260,739)
Inventories, net	(562,595)	3,282
Prepaid expenses and other current assets	156,772	394,911
Other non-current assets	(2,857)	34,976
Accounts payable	(58,319)	(95,251)
Accrued expenses and other current liabilities	257,526	62,378
Operating lease liabilities	(58,515)	(57,387)
Other non-current liabilities	64,255	(7,267)
Net cash used in operating activities	(717,261)	(129,863)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(986,423)	(433,552)
Purchase of intangible assets	(20,678)	-
Proceeds from disposal of property, plant and equipment	-	5,424
Net cash used in investing activities	(1,007,101)	(428,128)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,167,131	2,021,099
Repayments of bank borrowings	(790,598)	(1,530,685)
Proceeds from borrowings from third parties	357,954	-
Repayments of borrowings from third parties	-	(234,928)
Payments of financing lease liabilities	(30,290)	(29,038)
Proceeds from borrowings from related parties	886,174	117,464
Repayment of borrowings from related parties	(159,754)	(354,745)
Proceeds from financing sale and leaseback	465,057	371,459
Payments of financing sale and leaseback	(426,303)	(382,847)
Proceeds from a vehicle mortgage loan	-	29,722
Repayments of a vehicle mortgage loan	-	(7,019)
Proceeds from capital injection	14,703	605,213
Net cash provided by financing activities	1,484,074	605,695

Effect of exchange rate changes	(19,079)	(124,134)
Net change in cash and cash equivalents	(259,367)	(76,430)

Cash and cash equivalents, beginning of the year	752,805	493,438
Cash and cash equivalents, end of the year	$493,438	$417,008

Supplemental disclosures of cash flow information:
Income tax paid	$-	$-
Interest expense paid	$218,031	$216,936
Supplemental disclosures of non-cash activities:
Debt to equity conversion from third parties	$-	$100,806
Debt to equity conversion from related parties	$-	$369,624
Debt to equity conversion from non-controlling shareholder	$-	$1,627,729

The accompanying notes are an integral part of these consolidated financial statements.

F-37

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

MKD Technology Inc. (“MKD Taiwan”, or the “Company”) was incorporated in Taiwan on September 26, 2006. MKD Taiwan and its subsidiaries are primarily engaged in designing and manufacturing industrial embedded system and automotive electronics in Taiwan and mainland China.

As of December 31, 2022, the Company and its major subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
MKD Taiwan	September 26, 2006	Taiwan, PRC	100.0%	Trading, designing and manufacturing industrial embedded system and automotive electronics
MKDWELL (Samoa) Technology Inc. (“MKD Samoa”)	March 19, 2010	Samoa	100.0%	Investment holding
MKDWELL (Shanghai) Technology Ltd.	August 1, 2011	Shanghai, PRC	100.0%	Trading industrial embedded system and automotive electronics
MKDWELL (Jiaxing) Electronic Technology Co., Ltd. (“MKD Jiaxing”)	January 30, 2018	Zhejiang, PRC	58.0%	Trading, designing and manufacturing industrial embedded system and automotive electronics

F-38

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	Going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$1,289,946 and US$1,217,086 for the years ended December 31, 2021 and 2022, respectively. Net cash used in operating activities were US$717,261 and US$129,863 for the year ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the Company’s accumulated deficits were US$9,623,455, with a working capital deficit of US$2,360,413. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically depended on financing from bank, related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company have been eliminated upon consolidation. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets and valuation allowance on deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

F-39

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(d)	Functional Currency and Foreign Currency Translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Taiwan, China and mainland China use their respective currencies New Taiwan dollar (“NT$”) and Renminbi (“RMB”) as their functional currencies.

The financial statements of MKD Taiwan and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of income and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2022		December 31, 2021
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.8972	US$1=RMB6.7290	US$1=RMB6.3726	US$1=RMB6.4508
US$ against NT$	US$1=NT$30.7300	US$1=NT$29.7963	US$1=NT$27.7400	US$1=NT$27.9366

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

(f)	Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

F-40

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(g)	Inventories, net

Inventories, primarily consisting of raw materials, work-in-process and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the monthly weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand.

(h)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Land use right	50 years
Software	3 years

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Machinery and equipment	3-10 years
Vehicle	4 years
Office equipment	3-5 years
Building	20 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(j)	Real estate properties for lease, net

Real estate properties for lease, net includes the plant and land, which are stated at cost less accumulated depreciation, accumulated amortization and impairment, if any, and depreciated and amortized on a straight-line basis over the estimated useful lives with an estimated residual value of the assets as follows:

Category.	Estimated useful lives
Plant	20 years
Land use right	50 years

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

In accordance with ASC 360, real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not

F-41

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets. For the periods presented, the Company did not recognize any impairment for real estate properties held for lease.

(k)	Leases

From January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

For both operating and financing leases, the Company records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating lease right-of-use assets, net” and “operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing leases are presented as “financing lease right-of-use assets, net” and “financing lease liabilities” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement

F-42

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term as incurred.

Sale and leaseback transactions as Lessee

When the Company enters into sale and leaseback transactions as a lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Company transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Company does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Company does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Other current liabilities” and the non-current portion is included in “Other non-current liabilities” in the consolidated balance sheets.

Operating leases as Lessor

When none of the criteria specified as (a) to (e) in the “Financing lease and operating lease as Lessee” policy at lease commencement is met, the Company classifies a lease as either a direct financing lease or an operating lease.

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company does not have any sales-type or direct financing leases for the years ended December 31, 2021 and 2022.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations.

(l)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2022.

(m)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers

F-43

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, net, other receivables included in prepaid expenses and other current assets, short-term and long-term bank borrowings, accounts payable, amounts due to related parties, long-term borrowings, other payables included in accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term banks borrowings, non-current portion of long-term borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

(n)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including capital commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

F-44

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o)	Revenue recognition

The Company recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Company applies the following five steps:

(i)	Identification of the contract, or contracts, with the customer
(ii)	Identification of the performance obligations in the contract
(iii)	Determination of the transaction price
(iv)	Allocation of the transaction price to the performance obligations in the contract
(v)	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company’s revenues are generated through (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income and (iv) others. Each of our significant performance obligations and our application of ASC 606 to our significant revenue arrangements are discussed in further detail below.

Sales of manufactured electronic products

The Company designs and manufactures industrial embedded systems and automotive electronics. The Company enters framework sales contract with customers usually for one year. The framework sales contracts provide the general payment and delivery terms, and specific orders shall be placed to the Company with determined unit price and purchase volume. Payment terms for sales of manufactured electronic products are generally set at one month after the consideration becomes due and payable.

Under the specific order, the Company identifies only one performance obligation of transferring the agreed-upon products. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. There was no variable consideration nor financing component. The revenue from sales of manufactured electronic products is recognized at a point in time upon the customer’s acceptance of products with the amount of the determined purchase price on the orders.

Commissioned processing service

The Company provides commissioned processing services to customers and enters framework contracts with them usually for one year. Customers provide material and entrust the Company to the production and processing according to the agreed-costed BOM. Specific orders for commissioned processing shall be placed to the Company, terms in commissioned processing contracts and orders are similar with product sales contracts. The Company recognizes revenue at a point in time upon the customer’s acceptance of products with the amount of the determined processing charges on the orders.

Rental income

The Company owns a building and partially leases it out. The Company adopted ASC Topic 842, Leases, and the real estate property rental income falls within the scope of ASC Topic 842, which is excluded from the scope of ASC Topic 606. The leases are classified as operating leases and the rental income is recognized over the leased terms on a straight-line basis.

F-45

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o)	Revenue recognition - continued

Others

Other revenue represents the revenue generated from various types of services, mainly consists of electricity supply service, technical support services and other revenues.

The following table disaggregates the Company’s revenue for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
By revenue type
Sales of manufactured electronic products	$2,201,926	$1,543,397
Commissioned processing service	399,889	866,993
Rental income	342,365	357,338
Others	327,960	385,758
Total	$3,272,140	$3,153,486

Contract Balances

When either party to a revenue contract has performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Company’s performance and the customer’s payment. The Company merely incurs costs to obtain a contract with a customer. The Company presents any unconditional rights to consideration separately as a receivable. The Company has no contract assets as of December 31, 2021 and 2022, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered and are recorded as “advance from customers” on the consolidated balance sheets. Advance from customers amounted to US$134,329 and US$189,193 as of December 31, 2021 and 2022, respectively. The amount of revenue recognized during the years ended December 31, 2021 and 2022 that was previously included in the contract liabilities balance as of December 31, 2020 and 2021 were US$ 38,334 and US$ 91,467.

F-46

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(p)	Cost of revenues

Cost of revenues consists primarily of (i) purchase electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

(q)	Other income, net

Other income primarily consists of compensation income, government grants and foreign currency exchange gain/(loss). Government grants represent cash subsidies received from the PRC government. Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of income and comprehensive income when the grant becomes receivable.

(r)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to US$61,635 and US$81,888 for the years ended December 31, 2021 and 2022, respectively.

F-47

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than US$14,498 (RMB 100,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from sales of manufactured electronic products, commissioned processing service and rental income. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets. The Company incurs VAT related surcharges based on net VAT balance paid.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2021. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The PRC VAT rate is generally 5% for leasing income for the years ended December 31, 2021 and 2022.

(u)	Non-controlling interest

For the Company’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Company’s consolidated balance sheets.

F-48

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(v)	Net loss per share

In accordance with ASC 260, Earnings per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive. For the years ended December 31, 2021 and 2022, there were no dilution impact.

(w)	Segment reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) identified as the Company’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(x)	Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2021-04, ASU 2021-05, ASU 2021-10, ASU 2021-11 and ASU 2022-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a combined Company. The guidance is effective for the Company as an EGC fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years which will be the year ending June 30, 2023. The Company adopted ASU 2019-12 from January 1, 2022 and the impact of the adoption of this ASU on the Company’s consolidated financial statements was immaterial.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-49

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
Accounts receivable	$885,739	$1,068,666
Less: allowance for doubtful accounts	(38,094)	(209,868)
Total	$847,645	$858,798

The bad debt expense for accounts receivable were nil and US$179,038 for the years ended December 31, 2021 and 2022, respectively. No bad debt provision was written off for the years ended December 31, 2021 and 2022, respectively.

5.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2021	2022
Finished goods	$126,589	$16,327
Work in progress	210,307	93,349
Raw materials	486,924	432,231
Less: inventory write down	(252,499)	(310,159)
Total	$571,321	$231,748

The write-down made for inventories were US$252,499 and US$310,159 for the years ended December 31, 2021 and 2022, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2021	2022
Deductible input VAT	$488,225	$103,753
Advance to employee	17,481	20,844
Advance to suppliers	75,816	18,376
Prepaid expense	9,445	14,645
Deposit	15,064	-
Less: allowance for doubtful accounts	(16,222)	-
Total	$589,809	$157,618

The bad debt expense for prepayments and other current assets were US$16,025 and nil for the years ended December 31, 2021 and 2022, respectively.

F-50

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2021	2022
Building	$2,350,127	$2,364,721
Machinery and equipment	1,652,192	1,575,147
Vehicle	24,480	72,298
Office equipment	76,117	63,781
Less: accumulated depreciation	(655,066)	(864,739)
Property, plant and equipment, net	$3,447,850	$3,211,208

For the years ended December 31, 2021 and 2022, depreciation expenses amounted to US$342,193 and US$299,611, respectively. The disposal gain were nil and US$4,991 for the years ended December 31, 2021 and 2022, respectively.

In 2018, The Company obtained the land use right in Zhejiang, PRC and started construction, all the plant reached the pre-usable status in September 2021. The capitalized interest of long-term bank borrowings for plant construction were US$20,462 and nil for the years ended December 31, 2021 and 2022, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2021	2022
Land use right	$310,816	$300,660
Software	150,451	135,812
Less: accumulated amortization	(147,413)	(154,810)
Intangible assets, net	$313,854	$281,662

For the years ended December 31, 2021 and 2022, amortization expenses amounted to US$47,120 and US$20,915, respectively. Future estimated amortization expenses of intangible assets are as follows:

For the fiscal years ended December 31,	Amount
2023	$12,619
2024	7,662
2025	6,011
2026	6,011
2027	6,004
Thereafter	243,355
Total	$281,662

F-51

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9.	REAL ESTATE PROPERTIES FOR LEASE, NET

Real estate properties for lease, net consisted of the followings:

	As of December 31,
	2021	2022
Plant	$2,942,532	$2,616,767
Land use right	389,165	346,081
Less: accumulated depreciation and amortization	(170,870)	(278,784)
Total real estate property for lease, net	$3,160,827	$2,684,064

Depreciation expense of the plant were US$117,307 and US$116,985 for the years ended December 31, 2021 and 2022, respectively. Amortization expense of land use right were US$7,889 and US$6,753 for the years ended December 3l, 2021 and 2022, respectively. The capitalized interest of long-term bank borrowings for plant construction were US$25,620 and nil for the years ended December 31, 2021 and 2022, respectively.

As of December 3l, 2022, minimum future real estate lease income on non-cancelable leases subsequent to December 3l, 2022, in the aggregate and foreach of the five succeeding fiscal years and thereafter, are as follows:

Year ended December 31,	Amount
2023	$(190,153)
thereafter	-
Total	$(190,153)

10.	LEASES

The Company has entered into an operating lease agreement for factories located in Taiwan, and two financing leases agreements for vehicles.

	As of December 31,
	2021	2022
Operating lease right-of-use assets, net	264,104	182,764

Operating lease liabilities, current	61,641	58,203
Operating lease liabilities, non-current	202,464	124,561
Total operating lease liabilities	264,105	182,764

	As of December 31,
	2021	2022
Financing lease right-of-use assets, net	77,792	46,058

Finance lease liabilities, current	31,403	47,244
Finance lease liabilities, non-current	47,383	-
Total financing lease liabilities	78,786	47,244

F-52

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10.	LEASES - Continued

The components of lease expense are as follows within the consolidated statements of comprehensive loss:

	For the years ended December 31,
	2021	2022
Operating lease:
Operating lease expense	71,770	67,290
Short-term lease expense	1,539	938
Total operating lease expenses	73,309	68,228
Financing leases:
Amortization expense	27,604	26,463
Interest expense	4,212	2,850
Total financing lease expenses	31,816	29,313
Total lease expenses	105,125	97,541

For the years ended December 31, 2021 and 2022, cash paid for operating leases were US$71,770 and US$67,290, and financing leases were US$30,290 and US$29,038, respectively.

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2021	2022
Weighted average discount rate:
Operating lease	4.51%	4.51%
Financing lease	4.65%	4.65%
Weighted average remaining lease term:
Operating lease	48 months	36 months
Financing lease	20 months	8 months

As of December 31, 2022, the future minimum rent payable under non-cancelable operating and financing leases were:

For the fiscal years ended December 31,	Amount
2023	113,823
2024	65,246
2025	65,246
thereafter	-
Total lease payments	244,315
Less: imputed interest	(14,307)
Total operating and financing lease liabilities, net of interest	230,008

F-53

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	BORROWINGS

As of December 31, 2021 and 2022, the bank borrowings and borrowings from third parties were for working capital and capital expenditure purposes.

	As of December 31,
	2021	2022
Current portion:
Short-term bank borrowings
Bank of Jiaxing (1)	$784,609	$1,348,373
Long-term bank borrowings, current portion
Bank of Jiaxing (1)	156,922	289,973
Subtotal	$941,531	$1,638,346
	-	-
Non-current portion:
Long-term bank borrowings
Bank of Jiaxing (1)	$2,784,398	$2,282,645
Long-term borrowings from third parties
Borrowings from third parties (2)	360,490	-
Subtotal	$3,144,888	$2,282,645
	-	-
Total	$4,086,419	$3,920,991

(1)	During the years ended December 31, 2021 and 2022, the Company continuously entered into certain bank borrowings for the purpose of obtaining financing. The bank borrowings were joint secured by Mr. Ming-Chao Huang and Ms. Shu-Hui Cai, the shareholders of the Company, and pledged by the Company’s property, plant and equipment amounting to US$5,034,950 and US$4,522,250 as of December 31, 2021 and 2022, respectively.

The interest expenses were US$188,086 and US$211,117 for the years ended December 31, 2021 and 2022, respectively, of which US$46,082 and nil were incurred and capitalized into property, plant and equipment (Note 7 Property, plant and equipment, net) and real estate property (Note 9 Real estate properties for lease) under development during the construction period for the amount of interests accrued during the same period, for the years ended December 31, 2021 and 2022 respectively. The weighted average interest rates of bank borrowings outstanding were 5.2% and 5.1% per annum as of December 31, 2021 and 2022, respectively. The maturity date of the bank borrowings were from June 2023 to December 2027.

(2)	In September 2021, the Company obtained long-term borrowings amounting to US$360,490 from three third-party individuals with annual interest rate of 2% from several third-party individuals, which were originally due in December 2023. In May 2022, the three third-party individuals agreed to convert US$100,806 borrowings in exchange for 300,000 ordinary shares of the Company with the remaining balance of the borrowings being paid off (Note 14 Ordinary Shares). The interest expenses were US$2,373 and US$2,556 for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2022, the Company’s long-term bank borrowings will be due according to the following schedule:

For the fiscal years ended December 31,	Amount
2023	$289,973
2024	434,959
2025	579,945
2026	724,932
2027 and thereafter	542,809
Total long-term bank borrowings	$2,572,618

F-54

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2021	2022
Equipment purchase payable	$1,417,740	$1,027,996
Long-term payments of leaseback, current (1)	263,075	366,753
Advance from customer	134,329	189,192
Payroll and welfare payable	184,335	175,626
Interest payable	226,543	165,821
Long-term payable, current portion (2)	-	15,746
VAT payable	5,913	1,727
Others	49,392	79,070
TOTAL	$2,281,327	$2,021,931

(1)	During the years ended December 31, 2021 and 2022, the Company continuously entered into certain sale-and-leaseback arrangements for the purpose of obtaining financing. As a result of the available repurchase option, for accounting purposes these sale-and-leaseback arrangements are accounted for as a financing rather than a sale. Loans payables resulted from such financing were pledged by the Company’s machinery and equipment, amounted to US$586,626 and US$478,088 as of December 31, 2021 and 2022, respectively. The loans payables were installment maturity and due in May 2024 with annual interest rate ranging from 10.2% to 12.4%. The interest expenses were US$37,487 and US$52,524 for the year ended December 31, 2021 and 2022, respectively.

(2)	In June 2022, the Company obtained a vehicle mortgage loan from a third party at an annual interest rate of 7.5%, with the payables were installment maturity and due in June 2024. The pledged vehicle was US$32,120 and the interest expenses was US$1,006 for the year ended December 31, 2022.

13.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2021	2022
Deposit	$118,454	$102,355
Long-term payments of leaseback (1)	207,690	57,096
Long-term payable (2)	-	6,404
Total	$326,144	$165,855

(1)	Long-term payments of leaseback represented certain sale-and-lease back arrangements for the purpose of obtaining financing (Note 12 Accrued expenses and other liabilities).

(2)	Long-term payable represented payable for vehicle mortgage loan (Note 12 Accrued expenses and other liabilities).

As of December 31, 2022, the payments of leaseback and vehicle mortgage loan will be due according to the following schedule:

For the fiscal years ended December 31,	Amount
2023	$382,499
2024	63,500
Thereafter	-
Total payments of leaseback and vehicle mortgage loan	$445,999

F-55

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14.	ORDINARY SHARES

The authorized number of ordinary shares of the Company is 50,000,000 shares with par value of NT$10 each. As of January 1, 2021, the Company had issued an aggregate of 24,033,782 ordinary shares.

In June 2021, the shareholders of the Company approved a capital reduction to cover accumulated deficit with US$103,689.

In December 2021, the board of the Company approved a capital raising plan for operation (“2021 Capital Raising Plan”) to increase and issue of 10,000,000 shares with par value of NT$10 each. As of December 31, 2021, several investors had disbursed US$14,703 to the Company to subscribe 40,787 shares, which were recognized in shareholder subscription in equity.

In May 2022, the 2021 Capital Raising Plan was consummated and approved by the board of the Company, resulting in 3,244,870 shares were issued with US$1,090,346 capital contribution in aggregate. The capital injection consisted of $619,916 paid in cash, $369,624 converted from amounts due to related parties (Note 18 Related Party Transactions), and $100,806 converted from amounts due to third parties (Note 11 Borrowings).

15.	NON-CONTROLLING INTERESTS

In December 2021, the Company dissolved a subsidiary and resulting in a decrease in non-controlling interests of US$22,000.

In December 2022, MKD Samoa entered into an equity transfer agreement with Ming-Chao Huang, a director and a shareholder of the Company, to transfer 42% equity interests of MKD Jiaxing to Ming-Chao Huang at US$1,627,729, which all amount converted from the loan from related party balance (Note 18 Related Party Transactions). The capital contribution from Ming-Chao Huang was accounted for as non-controlling interests.

16.	RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its mainland China subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2021 and 2022, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately US$534,127 and US$1,119,157, respectively.

F-56

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

17.	TAXATION

Mainland China

Generally, the Company’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

Taiwan

The Company is subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

The income tax expense consisted of the following components:

For the years ended December 31,
	2021	2022
Current income tax expense	$-	$-
Deferred income tax benefit	-	-
Total income tax expense	$-	$-

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
Taiwan	$(828,026)	$(859,741)
PRC	(461,920)	(357,345)
Total Loss before Income Taxes	$(1,289,946)	$(1,217,086)

A reconciliation between the Company’s actual provision for income taxes and the provision at the Taiwan statutory rate is as follows:

	For the years ended December 31,
	2021	2022
Loss before income tax expense	$(1,289,946)	$(1,217,086)
Taiwan statutory tax rate	20%	20%
Computed income tax expense with Taiwan statutory tax rate	(257,989)	(243,417)
Tax effect of different tax rates in other jurisdictions	(23,831)	(18,404)
Tax effect of additional deduction for R&D expenses	(70,925)	(47,431)
Tax effect of non-deductible items	(27,450)	-
Non-taxable item	867	674
Exchange rate effect	(3,626)	(2,265)
Tax effect on deferred tax allowance	382,954	310,843
Income tax expense	$-	$-

F-57

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16. TAXATION - Continued

As of December 31, 2021 and 2022, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2021	2022
Deferred tax assets:
Net operating loss carried forward	$2,737,074	$2,605,009
Impairment loss of long-lived assets	350,403	353,769
Impact of foreign exchange	5,528	4,813
Total deferred tax assets	3,093,005	2,963,591
Valuation allowance	(3,093,005)	(2,963,591)
Deferred tax assets, net of valuation allowance	$-	$-

As of December 31, 2022, the Company had net operating loss carryforwards of approximately US$12.6 million, which arose from the Company’s subsidiaries, established in the Mainland China. As of December 31, 2021 and 2022, deferred tax assets from the net operating loss carryforwards amounted to US$2,737,074 and US$2,605,009, respectively, and the Company has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

As of December 31, 2022, net operating loss carryforwards will expire, if unused, in the following amounts:

2023	$871,962
2024	1,384,975
2025	1,368,552
2026	1,756,724
2027	1,653,075
thereafter	5,596,803
Total	$12,632,091

The movement of valuation allowance provision for deferred tax assets is as follows:

Balance as of December 31, 2020	$2,842,199
Current year addition	383,336
Expire of NOL	(176,525)
Exchange rate effect	43,995
Balance as of December 31, 2021	$3,093,005
Current year addition	311,190
Expire of NOL	(152,259)
Exchange rate effect	(288,345)
Balance as of December 31, 2022	$2,963,591

18.	RELATED PARTY TRANSACTIONS

(a)	Related parties

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Ming-Chia Huang	Chairman and shareholder of the Company
2	Ming-Chao Huang	Director and shareholder of the Company
3	Chih-Hsiang Tang	Director and shareholder of the Company

F-58

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. RELATED PARTY TRANSACTIONS – Continued

(b)	Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of December 31,
Related parties	Nature	2021	2022
Ming-Chia Huang (1)	Loan from related party	$342,466	$48,812
Ming-Chao Huang (2)	Loan from related party	2,105,263	-
Chih-Hsiang Tang (3)	Loan from related party	72,098	-
Total		$2,519,827	$48,812

(1)	During the year ended December 31, 2021 and 2022, the Company continuously entered into certain loan arrangements with Ming-Chia Huang and obtain loans to the Company with annual interest rate at 3.5%. In May 2022, Ming-Chia Huang converted US$336,022 loan balance in exchange for 1,000,000 ordinary shares of the Company, with the remaining balance due on December 2023 (Note 14 Ordinary Shares).

(2)	During the year ended December 31, 2021 and 2022, the Company continuously entered into certain loan arrangements with Ming-Chao Huang and obtain loans to the Company with annual interest rate ranging from 6% to 6.5%. In December 2022, Ming-Chao Huang converted US$1,627,729 loan balance as non-controlling interests contribution in exchange of 42% share interest of MKD Jiaxing, with the remaining balance being paid off (Note 15 Non-controlling interests).

(3)	In November 2020, the Company entered into loan arrangement with Chih-Hsiang Tang and obtain loans to the Company with annual interest rate at 3.5%. In May 2022, Chih-Hsiang Tang converted US$33,602 loan balance in exchange for 100,000 ordinary shares of the Company, with the remaining balance being paid off (Note 14 Ordinary Shares).

(c)	Related party transactions

	For the years ended December 31,
Nature	2021	2022
Interest expenses of loans from related parties
Ming-Chao Huang	$108,988	$117,789
Ming-Chia Huang	6,060	4,874
Chih-Hsiang Tang	2,506	-

Proceeds of loans from related parties
Ming-Chao Huang	$589,073	$-
Ming-Chia Huang	297,101	117,464

Debt to equity conversion
Ming-Chao Huang (1)	$-	$1,627,729
Ming-Chia Huang (2)	-	336,022
Chih-Hsiang Tang (3)	-	33,602

F-59

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue.

	For the years ended December 31,
	2021	2022
Percentage of the Company’s total revenue
Customer A	17.7%	23.3%
Customer B	*	19.5%
Customer C	*	13.9%
Customer D	25.6%	*
Customer E	17.4%	*

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2021	2022
Percentage of the Company’s accounts receivable
Customer C	20.2%	23.4%
Customer B	*	20.2%
Customer F	*	14.5%
Customer G	*	10.5%
Customer D	44.4%	*
Customer H	12.2%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	As of December 31,
	2021	2022
Percentage of the Company’s total purchase
Supplier A	21.9%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2021	2022
Percentage of the Company’s accounts payable
Supplier B	*	15.3%
Supplier A	13.3%	11.8%
Supplier C	20.5%	*

*Represent percentage less than 10%

F-60

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to commitments and contingencies, including capital commitments, legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened significant claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, MKD Taiwan, has been prepared using the same accounting policies as set out in MKD Taiwan’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

MKD Taiwan’s share of income and losses from its subsidiaries is reported as losses from subsidiaries in the accompanying condensed financial information of parent company.

MKD Taiwan did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

Condensed balance sheets

	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$131,711	$103,805
Accounts receivable, net	173,270	221,765
Inventories, net	1,986	34,716
Prepaid expenses and other current assets, net	99,809	78,551
Amount due from subsidiaries	147,500	140,823
Total current assets	554,276	579,660

Non-current assets:
Intangible assets, net	25,076	8,333
Property, plant and equipment, net	2,799	671
Operating lease right-of-use assets, net	264,104	182,764
Other non-current assets	18,499	16,699
Investments in subsidiaries	603,413	1,884,413
Total non-current assets	913,891	2,092,880
TOTAL ASSETS	$1,468,167	$2,672,540

Liabilities
Current liabilities:
Accounts payable	$43,117	$24,995
Amounts due to related parties, current	617,345	732,672
Accrued expenses and other current liabilities	198,517	197,829
Operating lease liabilities, current	61,641	58,203
Total current liabilities	920,620	1,013,699

Non-current liabilities:
Long-term loan borrowings	360,490	-
Operating lease liabilities, non-current	202,464	124,561
Total non-current liabilities	562,954	124,561
TOTAL LIABILITIES	$1,483,574	$1,138,260

Equity
Ordinary shares (par value of NT$10 per share; 50,000,000 and 50,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 24,033,782 and 27,278,652 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$7,749,304	$8,839,650
Shareholder subscription	14,703	-
Additional paid-in capital	6,604	925,297
Accumulated deficit	(8,367,177)	(9,623,455)
Accumulated other comprehensive income	581,159	610,984
MKD Technology Inc. shareholders’ (deficit) equity	(15,407)	752,476
Non-controlling interests	-	781,804
Total (deficit) equity	(15,407)	1,534,280
TOTAL LIABILITIES AND EQUITY	$1,468,167	$2,672,540

F-61

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

Condensed statements of comprehensive income

	For the years ended December 31,
	2021	2022
Revenues	$635,572	$703,868
Cost of revenues	(411,941)	(484,774)
Gross profit	223,631	219,094
Operating expenses:
Selling expenses	(147,968)	(172,434)
General and administrative expenses	(422,180)	(383,676)
Research and development expenses	(605,505)	(531,529)
Share of (loss) income from subsidiaries	(478,900)	1,281,000
Total operating (expenses) income	(1,654,553)	193,361
(Loss) income from operations	(1,430,922)	412,455
Other income (loss):
Interest expenses, net	(10,807)	(7,681)
Other income, net	131,369	15,905
Total other income	120,562	8,224
(Loss) income before income tax expense	(1,310,360)	420,679
Income tax expense	-	-
Net (loss) income	(1,310,360)	420,679
Other comprehensive income
Foreign currency translation adjustment	(23,840)	18,928
Total comprehensive (loss) income	$(1,334,200)	$439,607

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022
Net cash used in operating activities	$(564,091)	$(341,174)
Net cash used in investing activities	(23,197)	-
Net cash provided by financing activities	569,531	403,846
Effect of exchange rate changes	(18,665)	(90,578)
Net change in cash and cash equivalents	(36,422)	(27,906)
Cash and cash equivalents, beginning of the year	168,133	131,711
Cash and cash equivalents, end of the year	$131,711	$103,805

F-62

MKD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22.	SUBSEQUENT EVENTS

In July and August, 2023, the shareholders of MKD Taiwan continuously entered into several equity transfer agreements with MKDWELL Limited (“MKD BVI”), incorporated in the British Virgin Islands on March 30, 2023, to transfer the shares of MKD Taiwan to MKD BVI. As of August 8, 2023, MKD BVI acquired 62.36% shares of MKD Taiwan. After the transaction, the Company’s financial statements will be presented at a reverse recapitalization method as MKD BVI’s historical financial statements.

In August, 2023, Ming-Chao Huang entered into an equity transfer agreement with MKD BVI, to transfer 42% shares of MKD Jiaxing to MKD BVI.

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MKDWELL Tech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MKDWELL Tech Inc. (the “Company”) as of September 30, 2023, the related consolidated statement of operations, changes in shareholder’s deficit and cash flows for the period from July 25, 2022 (inception) through September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operation and its cash flows for the period from July 25, 2022 (inception) through September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

Beijing, China

November 22, 2023

F-64

MKDWELL TECH INC.

CONSOLIDATED BALANCE SHEET

(In U.S. dollars, except for share and per share data, or otherwise noted)

As of September 30, 2023
Assets
Current assets
Deferred offering cost	$6,995
Total assets	$6,995

Liabilities
Current liabilities
Amounts due to a related party	$14,675
Total liabilities	$14,675

Deficit
Ordinary share (par value of US$1 per share; 100,000,000 shares authorized; 1 share issued and outstanding as of September 30, 2023)	1
Subscription receivable	(1)
Accumulated deficit	(7,680)
Total shareholder’s deficit	$(7,680)

The accompanying notes are an integral part of these consolidated financial statements.

F-65

MKDWELL TECH INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 25, 2023 (inception) through September 30, 2023
Operating expenses
Formation costs	$(7,680)
Total operating expenses	$(7,680)

Net loss	$(7,680)

Weighted average number of share outstanding, basic and diluted	1
Basic and diluted net loss per ordinary share	$(7,680)

The accompanying notes are an integral part of these consolidated financial statements.

F-66

MKDWELL TECH INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Subscription receivable	Accumulated deficit	Total shareholder’s deficit
	Shares	Amount
Balance as of July 25, 2023 (inception)	-	$-	$-	$-	$-
Issuance of ordinary shares	1	1	(1)	-	-
Net loss	-	-	-	(7,680)	(7,680)
Balance as of September 30, 2023	1	$1	$(1)	$(7,680)	$(7,680)

The accompanying notes are an integral part of these consolidated financial statements.

F-67

MKDWELL TECH INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 25, 2023 (inception) through September 30, 2023
Cash Flows from Operating Activities
Net loss	$(7,680)
Changes in operating assets and liabilities:
Amounts due to a related party	7,680
Net cash used in operating activities	$-

Net change in cash	-
Cash, beginning of the period	-
Cash, end of the period	$-

Supplemental disclosure of financing activities:
Ordinary share issued for subscription receivable	$1
Deferred offering costs paid by a related party	$6,995

The accompanying notes are an integral part of these consolidated financial statements.

F-68

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	Description of Organization and Business Operations

MKDWELL Tech Inc. (the “Company”) was incorporated under the laws of the British Virgin Islands (“BVI”) on July 25, 2023. The Company and its wholly owned subsidiaries, MKDMerger1 Inc., a BVI company incorporated on August 1, 2023, and MKDMerger2 Inc., a BVI company incorporated on August 1, 2023, (collectively, the “Group”), were formed for the purpose of effecting a merger between Cetus Capital Acquisition Corp. (“Cetus Capital”), MKDWELL Limited (“MKD BVI”), MKDWELL Technology Inc. (“MKD Taiwan”) and certain other affiliated entities through a series of transactions (the “Business Combination”) pursuant to the definitive agreement entered into on June 20, 2023. In conjunction with the Business Combination, Cetus Capital and MKD Taiwan will become wholly owned subsidiaries of and will be operated by the Company, with the Company serving as the public listed company whose shares shall be traded on Nasdaq Capital Market.

2.	Going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$7,680 for the period from July 25, 2023 (inception) through September 30, 2023, with a working capital deficit of US$14,675 (excluding deferred offering costs). The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Notes 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company have been eliminated upon consolidation. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Deferred offering costs

Deferred offering costs consist of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Business Combination and that will be charged to stockholder’s deficit upon the completion of the Business Combination. Should the Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations. As of September 30, 2023, the Company had $6,995 in capitalized deferred offering costs.

(e)	Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

4.	Related party transactions

For the period from July 25, 2023 (inception) through September 30, 2023, the Company’s related party, MKD BVI, an affiliate company, made several payments on behalf of the Group. The payments were non-interest bearing and had no due date. MKD BVI paid offering costs of US$6,995 and foundation fees of US$7,680 for the Group as of September 30, 2023.

5.	Ordinary shares

The authorized number of ordinary shares of the Company is 100,000,000 shares with par value of US$1 each. As of September 30, 2023, the Company had issued one ordinary share.

6.	Subsequent events

The Company has evaluated subsequent events through [November 22, 2023], the date of issuance of the consolidated financial statements and does not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

F-69

Annex A-1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

CETUS CAPITAL ACQUISITION CORP.,

MKD TECHNOLOGY INC.,

MKDWELL LIMITED

and

MING-CHIA HUANG

(in his capacity as the Shareholders’ Representative)

dated as of June 20, 2023

A-1

i

TABLE OF CONTENTS CONTINUED

ii

TABLE OF CONTENTS CONTINUED

EXHIBIT

Exhibit A	Form of Lock-up Agreement
Exhibit B	Form of Amended and Restated Certificate of Incorporation
Exhibit C	Form of Amended and Restated Bylaws
Exhibit D	Form of Amended and Restated Registration Rights Agreement
Exhibit E	Form of Promissory Note

SCHEDULES
Schedule I	Parties to Employment Agreements
Schedule II	Company Disclosure Schedule

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (as the same may be amended, restated, supplemented or modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of June 20, 2023, is entered into by and among Cetus Capital Acquisition Corp., a Delaware corporation (“SPAC”), MKD Technology Inc., a Taiwan corporation with registration number 28408583 (the “Company”), MKDWELL Limited, a company incorporated in the British Virgin Islands with BVI Company Number: 2121160 (“MKD BVI”), and Ming-Chia Huang, in his capacity as the Company Shareholders’ Representative (the “Shareholders’ Representative”).

W I T N E S E T H:

WHEREAS, the Company is in the business of designing and manufacturing industrial embedded system and automotive electronics (the “Business”);

WHEREAS, SPAC is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, the Shareholders’ Representative will incorporate a British Virgin Islands business company (“Pubco”) in connection with the Closing for the purpose of serving as the public listed company whose shares shall be traded on Nasdaq, which company shall initially be owned by the Shareholders’ Representative;

WHEREAS, Pubco will incorporate a British Virgin Islands business company and wholly-owned subsidiary of Pubco (“Merger Sub 1”) for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of Pubco (the “Surviving Corporation”);

WHEREAS, Pubco will also incorporate a British Virgin Islands business company and wholly-owned subsidiary of Pubco (“Merger Sub 2”), to be formed for the sole purpose of the merger of SPAC with and into Merger Sub 2 (the “SPAC Merger”), in which SPAC will be the surviving entity (the “SPAC Merger Surviving Corporation”);

WHEREAS, for U.S. federal income Tax purposes, the parties hereto intend that the SPAC Merger and the Acquisition Merger will qualify as a single integrated transaction that qualifies for nonrecognition treatment under Section 351 of the Code, and the Boards of Directors of the SPAC and the Company have approved this Agreement and intend, and the Boards of Directors of Pubco, Merger Sub 1 and Merger Sub 2 will approve this Agreement;

WHEREAS, the Board of Directors of the Company has determined that this Agreement, the Acquisition Merger, the SPAC Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, the Company and the Company Shareholders; and

WHEREAS, the Board of Directors of SPAC has determined that this Agreement, the SPAC Merger, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, SPAC and its stockholders.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings set forth or as referenced below:

“Acquisition Merger” has the meaning set forth in the Recitals.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than SPAC or its Affiliates) concerning the acquisition of the Company or any of its commonly Controlled Affiliates, any merger or consolidation with or involving the Company or any of its commonly Controlled Affiliates, any acquisition or license of any material assets of the Company or any of its commonly Controlled Affiliates used in, held for use in, necessary for or related to the business of the Company, any “acquihire” or similar transaction involving the transfer of employment of employees of the Company or any of its commonly Controlled Affiliates, or any issuance, acquisition or transfer of any of the share capital of the Company or any of its commonly Controlled Affiliates or any rights convertible into or exchangeable for share capital of the Company or any of its commonly Controlled Affiliates.

“Action” means any action, charge, suit, arbitration, hearing, mediation, audit, inquiry, investigation or other proceeding, whether civil or criminal, at law or in equity, before or by any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Aggregate Merger Consideration” means $230,000,000 (two hundred and thirty million dollars).

“Agreement” has the meaning set forth in the Preamble.

“Amended and Restated Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement to be entered into among the SPAC, the Sponsor, EF Hutton, division of Benchmark Investments, LLC, Pubco and the other parties thereto, substantially in the form attached as Exhibit D hereto.

2

“Ancillary Agreements” means the Lock-Up Agreements, the Amended and Restated Registration Rights Agreement, the Employment Agreements, and all other agreements, certificates and instruments executed and delivered in connection with the transactions contemplated hereby, including the Letters of Transmittal.

“Anti-Money Laundering Laws” means any anti-money laundering and/or counter-terrorism legislation, rules, regulations or policies with the force of law, that are applicable to the Company in any jurisdiction.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act, as amended (FCPA), the UK Bribery Act 2010 and the U.S. Travel Act, 18 U.S.C. § 1952.

“Audited 2021/2022 Financial Statements” has the meaning set forth in Section 7.06.

“Average SPAC Stock Price” means $10 per share.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks in New York and Taiwan, are authorized or required by applicable Law to be closed for business.

“BVI” means the British Virgins Islands.

“BVI Business Companies Act” means the BVI Business Companies Act (Revised 2020) of the British Virgins Islands.

“CCPA” has the meaning set forth in the definition of Data Protection Laws.

“Closing” has the meaning set forth in Section 3.02.

“Closing Company Cash” has the meaning set forth in Section 4.01(d).

“Closing Company Debt” has the meaning set forth in Section 4.01(d).

“Closing Date” has the meaning set forth in Section 3.02.

“Closing Date Merger Consideration” means the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date (the “Adjustment Factor”).

3

“Closing Date Share Merger Consideration” means certain Pubco Ordinary Shares the aggregate number of which shall be equal to the Closing Date Merger Consideration divided by the Average SPAC Stock Price.

“Closing Statement” has the meaning set forth in Section 4.01(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other labor Contract (including any contract or agreement with any works council, labor or trade union or other employee representative body).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Board” means the board of directors of the Company.

“Company Charter” means the Constitution constitutive and governing articles and bylaws of the Company.

“Company Convertible Securities” has the meaning specified in Section 5.06(a).

“Company Disclosure Schedule” has the meaning set forth in Section 12.13(a).

“Company Employees” means full-time employees of the Company.

“Company Fundamental Representations” means the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.03, Section 5.04 (but only clause (a) thereof), Section 5.06 and Section 5.16.

“Company IP” means any and all Intellectual Property owned (or purported to be owned) by the Company.

“Company Material Adverse Effect” means a change, event, effect or circumstance that, individually or in the aggregate, has a material adverse effect on (a) the business, financial condition, assets, Liabilities, results of operations or prospects of the Company and the Company Subsidiaries taken as a whole; provided, however, that no event, change, circumstance, effect, development, condition or occurrence resulting from, arising out of or relating to any of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in applicable Laws, GAAP or other applicable accounting rules, (ii) changes in general economic, political, business or regulatory conditions, (iii) changes in United States or global financial, credit, commodities, currency or capital markets or conditions, (iv) the outbreak or escalation of war, military action or acts of terrorism, changes due to natural disasters or pandemics, (v) any action expressly required by this Agreement or any Ancillary Agreement or taken with the prior written consent of SPAC, (vi) the public announcement, pendency or completion of the transactions contemplated by this Agreement, (vii) the COVID-19 pandemic, (viii) the failure in and of itself to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), except, in the case of clauses (i) through (iv) and clause (vii) to the extent such event, change, circumstance, effect, development, condition or occurrence has or would reasonably be expected to have a disproportionately adverse impact on and the Company Subsidiaries taken as a whole as compared to other Persons operating in any of the industries in which the Company and its Subsidiaries operate; or (b) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

4

“Company Ordinary Shares” means the ordinary shares of the Company.

“Company Party” means the Company, the Company Subsidiaries, MKD BVI, Pubco and the Pubco Subsidiaries.

“Company Product” means each of the products and services (including all versions thereof) that have been or are currently being marketed, distributed, licensed, sold, offered, supported, made available or provided, or for which any material development has commenced, by or on behalf of the Company or any Company Subsidiary.

“Company Service Provider” means each current or former director, officer, employee or consultant or independent contractor of the Company or any Company Subsidiary (excluding attorneys, advisors, accountants and similar professionals).

“Company Software” means the Software owned or purported to be owned by the Company or any Company Subsidiary.

“Company Shareholder” means each holder of Company Ordinary Shares.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Transaction Expenses” means, without duplication, (a) all fees, costs and expenses incurred at or prior to the Closing (whether or not billed or accrued for) by or on behalf of the Company or any other Company Party in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, including all of the fees, disbursements and expenses of attorneys, actuaries, accountants, financial advisors and other advisors, (b) any severance, change of control, sale, retention or similar bonuses, compensation or payments (together with the employer portion of employment Taxes payable in connection with such amounts) payable to any current or former director, officer, employee or independent contractor of the Company or any Company Party as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and which are payable by reason of any Contracts or arrangements entered into by the Company or any Company Party at or prior to the Closing, and (c) all fees and expenses related to the filing pursuant to the HSR Act, if any.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement entered into by the parties on February 23, 2023.

5

“Contract” means any written or oral note, bond, mortgage, indenture, guarantee, license, agreement, contract, lease, legally binding commitment, legally binding letter of intent or other similar instrument, and any amendments thereto.

“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The terms “Controlled,” “Controlled by,” “under common Control with” and “commonly Controlled” shall have correlative meanings.

“Covered Persons” has the meaning set forth in Section 7.13(a).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“Data Protection Laws” means the following legislation to the extent applicable: (a) the California Consumer Privacy Act of 2018, as amended, and its implementing regulations (the “CCPA”); and (b) any other data protection, privacy or cybersecurity Laws or legally binding self-regulatory requirements, guidance and codes of practice applicable to the processing or security of Personal Information, in each case as amended and/or replaced from time to time.

“Deductible” has the meaning set forth in Section 11.03(a).

“Delaware Courts” has the meaning set forth in Section 12.06(b).

“DGCL” means Delaware General Corporation Law.

“Direct Claim” has the meaning set forth in Section 11.05.

“Dissenting Shares” has the meaning set forth in Section 4.05.

“Effective Time” has the meaning set forth in Section 3.02.

“Employment Agreements” means the employment agreement between Pubco and each of the Persons listed on Schedule I hereto in form and substance to be agreed between Pubco and the Company.

“Encumbrance” means any lien, encumbrance, charge, security interest, mortgage, pledge, indenture, deed of trust, option, right of first offer or refusal or transfer restriction, or any other similar restrictions or limitations on the ownership or use of real or personal property or similar irregularities in title thereto.

“Enforceability Exceptions” means any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws affecting creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

6

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and human health and safety, or the use, storage, emission, disposal or release of or exposure to Hazardous Materials.

“Exchange Act” has the meaning set forth in Section 6.03(a).

“Excluded Shares” has the meaning set forth in Section 4.01(c).

“Financial Statements” has the meaning specified in Section 5.07.

“Fraud” means, with respect to any party, actual and intentional fraud or willful misconduct in the making of a representation or warranty contained in this Agreement by such party with a specific intent to deceive another party or to induce such other party to enter into this Agreement and to receive a material benefit from such deception, in each case, constituting fraud pursuant to the laws of the State of Delaware in the U.S. For the avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, any torts (including a claim for fraud) based on negligence or any claim based on constructive knowledge, negligent or reckless misrepresentation or similar theory.

“GAAP” means generally accepted accounting principles and practices in the United States.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which governs its internal affairs.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision or any self-regulated organization, stock exchange or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law) or any arbitrator, arbitration panel, court or tribunal.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, per- and polyfluoroalkyl substances or pesticides.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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“Immaterial Licenses” means with respect to the Company and its Subsidiaries, any of the following Contracts entered into in the ordinary course of business: (a) permitted use right to confidential information in a nondisclosure agreement; (b) license, assignment, covenant not to sue, or waiver of rights with any current and former employees, consultants or independent contractors of such Person for the benefit of the Company or any Company Subsidiary pursuant to the Company’s (or the Company Subsidiaries’) standard form(s) thereof (copies of which have been provided by the Company to SPAC); and (c) any non-exclusive license that is not material to the Business and is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) sales or marketing or similar Contract that includes a license to use the trademarks of the Company or the Company Subsidiaries for the purposes of promoting the goods or services of the Company or the Company Subsidiaries; (ii) vendor Contracts that include permission for the vendor to identify the Company (or a Company Subsidiary) as a customer of the vendor; (iii) Contracts to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains a license of Intellectual Property rights; or (iv) license for the use of Software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” means, without duplication, (i) all obligations for borrowed money (including all sums due on early termination and repayment or redemption calculated to the Closing Date) or extensions of credit (including under credit cards, bank overdrafts, and advances), (ii) all obligations evidenced by bonds, debentures, notes, or other similar instruments (including all sums due on early termination and repayment or redemption calculated to the Closing Date), (iii) all obligations to pay the deferred purchase price of property or services (including any earnouts), except trade accounts payable arising in the ordinary course of business that are not past due, (iv) all obligations of others secured by a lien on any asset of the Company or any Company Subsidiary, (v) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (vi) all obligations to reimburse the issuer in respect of drawn letters of credit or under performance or surety bonds, or other similar obligations, (vii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, (viii) all obligations under leases which have been or should be, in accordance with GAAP, recorded as capital leases, and (ix) any pre-payment or other penalties or expenses (including legal expenses of the lenders) required to be paid if all Indebtedness were repaid in full on the Closing Date.

“Intellectual Property” means any and all intellectual property rights throughout the world, including any and all U.S. and foreign intellectual property and industrial property rights in or to the following: (a) patents, patent applications and patent disclosures, including any continuations, divisions, continuations-in-part, reexaminations, extensions, renewals, reissues and foreign counterparts of or for any of the foregoing, (b) Trademarks, (c) Internet domain names, and social media usernames, handles and similar identifiers, (d) works of authorship, content, copyrights and copyrightable subject matter, design rights and moral and economic rights therein, (e) rights in Software, data, data complications and databases, (f) trade secrets and other confidential and proprietary information, including confidential and proprietary customer and supplier lists, pricing and cost information, and business and marketing plans and proposals (collectively, “Trade Secrets”), (g) rights in ideas, know-how, inventions (whether or not patentable or reduced to practice), processes, formulae and methodologies, compositions, technologies, techniques, specifications, protocols, schematics and research and development information, (h) any and all applications, registrations and recordings for the foregoing and (i) all rights in the foregoing (including pursuant to licenses, common-law rights, statutory rights and contractual rights) and in other similar intangible assets, in each case to the extent protectable under applicable Law.

“Intended Tax Treatment” has the meaning set forth in Section 8.03.

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“Interest Rate” means the annual yield rate, on the date to which the 90-Day Treasury Rate relates, of actively traded U.S. Treasury securities having a remaining duration to maturity of three (3) months, as such rate is published under “Treasury Constant Maturities” in Federal Reserve Statistical Release H.15 (519).

“International Trade Laws” means any Law relating to international trade, including: (i) import laws and regulations administered by U.S. Customs and Border Protection, (ii) export control regulations issued by the U.S. Department of State pursuant to the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) and/or the U.S. Department of Commerce pursuant to the Export Administration Regulations (15 C.F.R. 730 et seq.); (iii) sanctions laws and regulations as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.); and (iv) U.S. anti-boycott laws and requirements (Section 999 of the Code, or related provisions, or under the Export Administration Act, as amended, 50 U.S.C. App. Section 2407 et seq.).

“IT Systems” means any and all Software, hardware, servers, systems, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, websites, platforms and other computer, telecommunications and information technology assets and equipment, and all associated documentation.

“Knowledge of SPAC” (or any variant thereof) means the actual knowledge as of the date hereof of any of the Chief Executive Officer and Chief Financial Officer of the SPAC, after reasonable internal inquiry.

“Knowledge of the Company” (or any variant thereof) means the actual knowledge as of the date hereof of any of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or Chief Accounting Officer, or their equivalent, of the Company and of each Company Subsidiary, after reasonable internal inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, Governmental Order, constitution, treaty, common law, other requirement or rule of law of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or any of the Company’s Subsidiaries.

“Letter of Transmittal” has the meaning set forth in Section 4.03(a).

“Liabilities” means any liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest (including any PPS Security Interest), title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable securities Laws.

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“Lock-up Agreements” means the agreements to be entered into between Pubco and all directors and officers of Pubco and shareholders who hold more than five percent (5%) of the outstanding equity securities of the Pubco as of the Closing Date, and the lock-up agreements to be entered into between Pubco and the Sponsor in respect of Pubco Ordinary Shares held by the Sponsor or any of its Affiliates (other than shares acquired in connection with any equity financing transaction completed at or prior to Closing), to be effective as of the Closing, in substantially the form attached as Exhibit A.

“Losses” means any and all losses, damages, Liabilities, Taxes, deficiencies, obligations, claims, costs, interest, awards, judgments, fines, charges, penalties, settlement payments, expenses (including reasonable out-of-pocket expenses of investigation, enforcement and collection and reasonable out-of-pocket attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses) of any kind; provided, however, that “Losses” shall not include lost profits, lost revenues, business interruption, loss of business reputation or opportunity, diminution in value, consequential, indirect, incidental, special, unforeseen exemplary or punitive damages, or any damages based upon any type of multiple, except to the extent (a) in the case of exemplary or punitive damages to the extent paid to an unaffiliated third party or (b) in the case of consequential damages, reasonably foreseeable; provided, further, that, for avoidance of doubt, “Losses” shall not include any changes in and of themselves in the price of SPAC Common Stock as reported on Nasdaq or otherwise.

“Material Adverse Effect” means, with respect to the particular party, any event, change or circumstance that has a material adverse effect on (i) the assets, business, results of operations, financial condition or prospects of the party; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or GAAP as applicable after the date hereof or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees, (d) any change generally affecting any of the industries or markets in which the party operates or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or with the prior written consent of the other party, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, including, for the avoidance of doubt, COVID-19 and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the party’s compliance therewith, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the party operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the party to meet any projections, forecasts or budgets or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has requested or to which it has consented; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change does not have a disproportionate impact on the party as compared to other industry participants or (ii) the ability of the party to consummate the Transactions.

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“Material Contracts” has the meaning specified in Section 5.12(a).

“Material Permits” has the meaning specified in Section 5.23.

“Merger Sub 1” has the meaning set forth in the Recitals.

“Merger Sub 2” has the meaning set forth in the Recitals.

“MKD BVI Ordinary Share” means each issued and outstanding ordinary share of MKD BVI.

“MKD BVI Shareholder” means each holder of MKD BVI Ordinary Shares.

“Nasdaq” means the Nasdaq Capital Market.

“Non-U.S. Subsidiaries” has the meaning set forth in Section 8.05.

“Off-the-Shelf Software” means Software (or the provision of Software-enabled services) that is licensed under a “shrink wrap,” “click wrap,” “off the shelf” or other standard commercial terms.

“Outside Date” has the meaning set forth in Section 10.01(b).

“Owned Company Software” means all Software owned or purported to be owned, in whole or in part, by the Company by a Company Subsidiary.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or one of its Subsidiaries and includes the Owned Company Software.

“Permits” means all licenses, permits, franchises, waivers, orders, registrations, consents and other authorizations and approvals of or by a Governmental Authority.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings, in each case, for which adequate reserves are being maintained in accordance with GAAP, (b) mechanics, carriers’, workmen’s, repairmen’s or other like common law or statutory Encumbrances arising or incurred in the ordinary course of business consistent with past practice and as to which there is no default on the part of the Company or SPAC, or any of their respective Subsidiaries, or amounts which are not yet due and payable or the amount and validity of which are being contested in good faith by appropriate proceedings, (c) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, (d) restrictions on transfer imposed by federal and state insurance and securities Laws, (e) easements, rights of way, zoning ordinances and other similar encumbrances that would not, individually or in the aggregate, materially impair the continued use, operation, marketability or value of the specific parcel of real property to which they relate or the conduct of the business of the Company or SPAC (or any of their respective Subsidiaries), as currently conducted, (f) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business that would not, individually or in the aggregate, materially impair the continued use, operation and marketability or value of the specific parcel of real property to which they relate or the conduct of the business of the Company or SPAC (or any of their respective Subsidiaries), as currently conducted, (g) Encumbrances that will be released at or prior to the Closing, and (h) liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts.

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“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a trust or other entity or organization, including a Governmental Authority.

“Personal Information” means all information, in any form, that, alone or in combination with other information, regards or is reasonably capable of being associated with an identifiable natural person, including (a) name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number, driver’s license number and passport number), credit card or other financial information, medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual, (b) data regarding an individual’s activities online or on a mobile or other application (e.g., searches conducted, web pages or content visited or viewed), (c) Internet Protocol addresses or other persistent identifiers, or (d) any information that is defined as “personal data,” “personal information” or “personally identifiable information” or a similar term under any applicable Data Protection Laws.

“PFIC” has the meaning set forth in Section 8.05.

“Plan of Merger” has the meaning set forth in Section 3.02.

“PM1” has the meaning set forth in Section 2.02.

“PRC” means People’s Republic of China, excluding, for the purposes of this Agreement only, Taiwan and the special administrative regions of Hong Kong and Macau.

“Privacy and Security Requirements” means, to the extent applicable to the Company or any of its Subsidiaries, any Laws relating to privacy and data security.

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“Pro Rata Portion” means, with respect to any MKD BVI Shareholder, a fraction (expressed as a percentage), the numerator of which is the aggregate number of issued and outstanding MKD BVI Ordinary Shares owned by such MKD BVI Shareholder as of immediately prior to the Closing, and the denominator of which is the aggregate number of issued and outstanding MKD BVI Ordinary Shares as of immediately prior to the Closing.

“Prospectus” has the meaning set forth in Section 7.14(a).

“Protected Data” means Personal Information and Confidential Data.

“Proxy Statement/Prospectus” has the meaning set forth in Section 7.14(a).

“Pubco” has the meaning set forth in the Recitals.

“Pubco Ordinary Shares” means ordinary shares of Pubco.

“Pubco Subsidiary” means a Subsidiary of Pubco.

“Real Estate Lease Documents” has the meaning specified in Section 5.18(b).

“Registrar” has the meaning set forth in Section 2.02.

“Registration Statement” has the meaning set forth in Section 7.14(a).

“Registered Intellectual Property” has the meaning specified in Section 5.11(a).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required SPAC Shareholder Approval” has the meaning set forth in Section 9.01(b).

“Requisite MKD BVI Shareholder Approval” has the meaning set forth in Section 9.01.

“Resignations” has the meaning set forth in Section 7.04.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any and all computer programs, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof, including technology supporting the foregoing, and all documentation, including user manuals and training materials, and related to the foregoing.

“SPAC” has the meaning set forth in the Preamble.

“SPAC Common Stock” means the Class A common stock, par value $0.0001 per share, of SPAC.

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“SPAC Financial Statements” has the meaning set forth in Section 6.03(b).

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.05 (but only clause (a) thereof), Section 6.06 and Section 6.08.

“SPAC Indemnitees” has the meaning set forth in Section 11.02.

“SPAC Material Adverse Effect” means a change, event, effect or circumstance that, individually or in the aggregate, has a material adverse effect on the ability of SPAC to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that “SPAC Material Adverse Effect” shall not include any change, event, effect or circumstance, directly or indirectly, arising out of or attributable to; (i) changes in applicable Laws, GAAP or other applicable accounting rules, (ii) changes in general economic, political, business or regulatory conditions, (iii) changes in United States or global financial, credit, commodities, currency or capital markets or conditions, (iv) the outbreak or escalation of war, military action or acts of terrorism, changes due to natural disasters or pandemics, (v) the public announcement, pendency or completion of the transactions contemplated by this Agreement, or (vi) the COVID-19 pandemic, except, in the case of clauses (i) through (iv) and clause (vi) to the extent such change, event, effect or circumstance has or would reasonably be expected to have a disproportionately adverse impact on SPAC.

“SPAC Merger” has the meaning set forth in the Recitals.

“SPAC Merger Certificate” has the meaning set forth in Section 2.02.

“SPAC Merger Effective Time” has the meaning set forth in Section 2.02.

“SPAC Merger Surviving Corporation” has the meaning set forth in Section 2.01.

“SPAC Parties” means SPAC and all of its Subsidiaries collectively, and “SPAC Party” refers to any one of them.

“SPAC Party Shareholder Approval Matters” has the meaning set forth in Section 7.14(a).

“SPAC Rights” means the rights to receive one-sixth (1/6) of one share upon the consummation of an initial business combination as described in the prospectus of the SPAC.

“SPAC SEC Reports” has the meaning set forth in Section 6.03(a).

“SPAC Stockholder” means each holder of SPAC Common Stock.

“SPAC Special Meeting” has the meaning set forth in Section 7.14(a).

“SPAC Unit” means a unit of SPAC comprised of one share of SPAC Class A common stock, one SPAC Warrant and one SPAC Right.

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“SPAC Warrant” means a warrant exercisable to purchase one share of SPAC Class A common stock.

“Sponsor” means Cetus Sponsor LLC, a Delaware limited liability company.

“Stockholder Register” has the meaning set forth in Section 2.06(a)(i).

“Shareholders’ Representative” has the meaning set forth in the Preamble.

“Shareholders’ Representative Expenses” has the meaning set forth in Section 12.11(f).

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“Surviving Corporation” has the meaning set forth in Section 3.01.

“Taiwan Reorganization” has the meaning set forth in Section 7.15.

“Tax” or “Taxes” means any and all federal, state, county, local, foreign and other taxes, charges, fees, imposts, and governmental levies and assessments including all income, gross receipts, capital stock, premium, franchise, profits, production, value added, occupancy, gains, personal property replacement, employment and other employee and payroll related taxes, withholding, foreign withholding, social security, welfare, unemployment, disability, real property, personal property, license, ad valorem, transfer, workers’ compensation, windfall and net worth taxes, environmental, customs duty, severances, stamp, excise, occupations, sales, use, transfer, alternative minimum, estimated taxes, inventory, escheat, guaranty fund assessment, and other taxes, duties, fees, levies, customs, tariffs, imposts, obligations, charges and assessments of the same or a similar nature imposed, imposable or collected by any Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Authority” means any Governmental Authority responsible for the administration or the imposition of any Tax.

“Tax Returns” means any return, report, declaration, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing and any sales and use and resale certificates) filed or required to be filed with any Tax Authority with respect to Taxes.

“Third-Party Claim” has the meaning set forth in Section 11.04(a).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

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“Trademarks” means trademarks, trade names, corporate names, brands, business names, trade styles, service marks, service names, logos, domain names, slogans, trade dress or other source or business identifiers and general intangibles of like nature, whether registered or unregistered, and whether arising under the laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world, and all registrations and applications for registration with respect to any of the foregoing, together with all goodwill associated with any of the foregoing.

“Transfer Taxes” means any and all transfer, sales, use, excise (including taxes imposed under Code section 4501), value-added, gross receipts, registration, real estate, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges (excluding Taxes measured in whole or in part by net income) arising out of or in connection with the transactions contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing on the Closing Date.

“Treasury Regulations” means the regulations promulgated by the Department of Treasury under the Code.

“User Agreement” means each Contract to which the Company (or a Company Subsidiary) is a party that constitutes an end user agreement, terms of use, terms of service, or end user license agreement that governs (or is intended to govern) the Company’s (or the Company Subsidiary’s) third party end users’ access to and use of any Company Product.

Section 1.02 Interpretation.

(a) As used in this Agreement, references to the following terms have the meanings indicated:

(i) to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii) to any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time in accordance with the terms hereof and thereof;

(iii) to any Law are to such Law as amended, modified, supplemented or replaced from time to time and all rules and regulations promulgated thereunder, and to any section of any Law include any successor to such section;

(iv) to any Governmental Authority includes any successor to the Governmental Authority and to any Affiliate includes any successor to the Affiliate;

(v) to any “copy” of any Contract or other document or instrument are to a true and complete copy thereof;

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(vi) to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii) to the “date of this Agreement,” “the date hereof” and words of similar import refer to June 20, 2023; and

(viii) to “this Agreement” includes the Exhibits and Schedules (including the Company Disclosure Schedule) to this Agreement, except if the context otherwise requires.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The word “or” need not be disjunctive. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c) Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(d) The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(e) References to a “party” hereto means SPAC, the Company, MKD BVI or the Shareholders’ Representative and references to “parties” hereto means SPAC, the Company, MKD BVI and the Shareholders’ Representative, unless the context otherwise requires, and any other parties acceding to this Agreement by addendum.

(f) References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(g) The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(i) All capitalized terms used without definition in the Exhibits and Schedules (including the Company Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement, except as may be otherwise provided in the Exhibits and Schedules.

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ARTICLE II

SPAC MERGER

Section 2.01 SPAC Merger. At the SPAC Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BVI Law and the DGCL, SPAC shall be merged with and into Merger Sub 2, the separate corporate existence of Merger Sub 2 shall cease and SPAC shall continue as the surviving corporation. SPAC as the surviving corporation after the SPAC Merger is hereinafter sometimes referred to as the “SPAC Merger Surviving Corporation”.

Section 2.02 SPAC Merger Effective Time. The parties hereto shall cause the SPAC Merger to be consummated by filing a certificate of merger (the “SPAC Merger Certificate”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and the filing of the Plan of Merger (the “PM1”) (and other documents required by the BVI Law) with the Registrar of Corporate Affairs of the BVI (the “Registrar”), in accordance with the relevant provisions of the BVI Business Companies Act. The effective time of the SPAC Merger shall be the later of the acceptance of the SPAC Merger Certificate and the time that PM1 are duly registered by the Registrar, or such later time as specified in the SPAC Merger Certificate and PM1, being the “SPAC Merger Effective Time.”

Section 2.03 Effect of SPAC Merger. At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement, the SPAC Merger Certificate, PM1 and the applicable provisions of the DGCL and the BVI Business Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all of the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC and Merger Sub 2 prior to the SPAC Merger Effective Time shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the SPAC Merger Surviving Corporation, which shall include the assumption by the SPAC Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of SPAC set forth in this Agreement to be performed after the Closing, and all securities of the SPAC Merger Surviving Corporation issued and outstanding as a result of the conversion under Section 2.06 hereof shall be listed on the public trading market on which the SPAC Common Stock was trading prior to the SPAC Merger.

Section 2.04 Charter Documents. At the SPAC Merger Effective Time, the Memorandum and Articles of Association of Merger Sub 2, as in effect immediately prior to the SPAC Merger Effective Time, shall cease and the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SPAC, substantially in the forms attached hereto as Exhibits B and C, respectively, shall be the Certificate of Incorporation and Bylaws of SPAC Merger Surviving Corporation.

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Section 2.05 Directors and Officers of the SPAC Merger Surviving Corporation. As of the SPAC Merger Effective Time, the Shareholders’ Representative shall be the sole member of the board of directors of the SPAC Merger Surviving Corporation.

Section 2.06 Effect on Issued Securities of SPAC.

(a) Conversion of SPAC Common Stock.

(i) At the SPAC Merger Effective Time, subject to the provisions of the Governing Documents of the SPAC and the prospectus of the SPAC, each issued and outstanding share of SPAC Common Stock (other than those described in Section 2.06(c) below) shall be converted automatically into one Pubco Ordinary Share. At the SPAC Merger Effective Time, all shares of SPAC Common Stock shall cease to be issued and shall automatically be canceled and retired and shall cease to exist. The holders of issued shares of SPAC Common Stock immediately prior to the SPAC Merger Effective Time, as evidenced by the stockholder register of SPAC (the “Stockholder Register”), shall cease to have any rights with respect to such shares of SPAC Common Stock, except as provided herein or by Law. Each certificate (if any) previously evidencing shares of SPAC Common Stock shall be exchanged for a certificate representing the same number of Pubco Ordinary Shares upon the surrender of such certificate in accordance with Section 2.07.

(ii) Each holder of SPAC Common Stock listed on the Stockholder Register shall thereafter have the right to receive the same number of Pubco Ordinary Shares only.

(b) Conversion of SPAC Rights and SPAC Warrants. At the SPAC Merger Effective Time, (i) each SPAC Right shall be converted into one-sixth (1/6) of one Pubco Ordinary Share issued by the Pubco and (ii) all SPAC Warrants shall be converted into Pubco Warrants issued by the Pubco. At the SPAC Merger Effective Time, each SPAC Right and SPAC Warrant shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Warrants shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the SPAC Warrants, respectively, with the Pubco replacing the SPAC, that are outstanding immediately prior to the SPAC Merger Effective Time. At or prior to the SPAC Merger Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of shares of Pubco for delivery upon the exercise of the Pubco Warrants after the SPAC Merger Effective Time.

(c) Cancellation of SPAC Common Stock Owned by SPAC. At the SPAC Merger Effective Time, if there are any shares of SPAC Common Stock that are owned by SPAC as treasury shares or any shares of SPAC Common Stock owned by any direct or indirect wholly owned subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.06, none of the Pubco, SPAC, Merger Sub 2 or any Party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

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Section 2.07 Surrender of SPAC Common Stock. All securities issued upon the surrender of the SPAC Common Stock in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of the SPAC Common Stock shall also apply to the Pubco Ordinary Shares so issued in exchange therefor.

Section 2.08 Lost Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Pubco shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.07; provided, however, that Pubco may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

Section 2.09 No Issuance of Fractional Shares. No certificates or scrip representing fractional Pubco Ordinary Shares will be issued pursuant to the SPAC Merger, the conversion of SPAC Rights and any provisions of Article II, and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share.

Section 2.10 Taking of Necessary Action; Further Action. If, at any time after the SPAC Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub 2, the officers and directors of SPAC and of each of the applicable Company Parties are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

ACQUISITION MERGER

Section 3.01 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date, in accordance with the applicable provisions of the BVI Business Companies Act, Merger Sub 1 shall be merged with and into MKD BVI. Following the Acquisition Merger, the separate corporate existence of Merger Sub 1 shall cease, and MKD BVI shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under BVI Law and become a wholly owned subsidiary of Pubco.

Section 3.02 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE XII, the closing of the Acquisition Merger (the “Closing”) shall take place at the offices of Sichenzia Ross Ference LLP on a date no later than three (3) Business Days after the satisfaction or waiver of all of the conditions set forth in ARTICLE IX that are required to be satisfied prior to the Closing Date, or at such other place and time as the Company and the SPAC Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Merger”) in form and substance acceptable to Pubco and MKD BVI, and reasonably acceptable to SPAC, and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger in accordance with the provisions of the BVI Business Companies Act. The Acquisition Merger shall become effective at the time when the Plan of Merger is registered in accordance with the BVI Business Companies Act (the “Effective Time”).

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Section 3.03 Board of Directors. Immediately after the Closing, the Pubco’s board of directors shall consist of seven (7) directors. The Company shall have the right to appoint five (5) of these directors, at least two (2) of whom shall be independent directors, while the Sponsor shall have the right to appoint two (2) directors, at least one (1) of whom shall be an independent director able to satisfy Nasdaq’s independence requirements as well as any board and committee requirements of Nasdaq.

Section 3.04 Effect of the Acquisition Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the BVI Business Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub 1 shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub 1 set forth in this Agreement to be performed after the Effective Time.

Section 3.05 Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, and without any further action on the part of MKD BVI or Merger Sub 1, the Governing Document of MKD BVI shall become the Governing Document of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

Section 3.06 Register of Members. At the Effective Time, the register of members of MKD BVI shall be closed and thereafter there shall be no further registration of transfers of MKD BVI Ordinary Shares on the records of MKD BVI until such time as Pubco determines.

Section 3.07 Rights Not Transferable. The rights of the MKD BVI Shareholders as of immediately prior to the Effective Time are personal to each such MKD BVI Shareholder and shall not be assignable or otherwise transferable for any reason (except (i) by operation of Law or (ii) in the case of a natural Person, by will or the Laws of descent and distribution). Any attempted transfer of such right by any MKD BVI Shareholder (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

Section 3.08 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Merger Sub 1 and MKD BVI, the officers and directors of Pubco, Merger Sub 1 and MKD BVI are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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Section 3.09 Transfers of Ownership. If any certificate for Pubco Ordinary Shares is to be issued in a name other than that in which the MKD BVI Ordinary Share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly accompanied by an appropriate instrument of transfer and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Pubco or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Pubco in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

ARTICLE IV

CONSIDERATION

Section 4.01 Conversion of Shares.

(a) Conversion of MKD BVI Ordinary Shares.

(i) Effective as of immediately prior to the Effective Time, each MKD BVI Ordinary Share that is subject to vesting as of immediately prior to the Effective Time shall be accelerated in full.

(ii) At the Effective Time, by virtue of the Acquisition Merger and without any action on the part of Pubco (or any Pubco Subsidiary), the Company (or any Subsidiaries), MKD BVI, SPAC or the MKD BVI Shareholders, each MKD BVI Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, as defined below) (after giving effect to the acceleration of unvested MKD BVI Ordinary Shares in accordance with Section 4.01(a)(i)) shall automatically be cancelled and cease to exist, in exchange for the right of each MKD BVI Shareholder to receive their Pro Rata Portion of the Closing Date Share Merger Consideration, subject to rounding pursuant to Section 4.02(a). As of the Effective Time, each MKD BVI Shareholder shall cease to have any other rights in and to the securities of MKD BVI or the Surviving Corporation, except as expressly provided herein. For the avoidance of any doubt, each MKD BVI Shareholder will cease to have any rights with respect to its MKD BVI Ordinary Shares, except the right to receive its Pro Rata Portion of the Closing Date Share Merger Consideration.

(b) Shares of Merger Sub 1. Each share of Merger Sub 1 that is issued and outstanding immediately prior to the Effective Time and held solely by Pubco will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub 1, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the one Merger Sub 1 Ordinary Share is so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time). The register of members of the Surviving Corporation shall be updated accordingly.

(c) Treatment of Certain MKD BVI Shares. At the Effective Time, all MKD BVI Ordinary Shares that are owned by MKD BVI (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.

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(d) Closing Statement. No earlier than five (5) Business Days and no later than three (3) Business Days prior to the Closing Date, MKD BVI shall deliver to SPAC a statement (the “Closing Statement”) in a form reasonably acceptable to SPAC, which statement shall be certified as complete and correct by MKD BVI’s most senior financial officer in his or her capacity as such and which shall accurately set forth, as of the Closing: (i) the names of each holder of MKD BVI Ordinary Shares; (ii) the number of MKD BVI Ordinary Shares held by each such holder as of immediately prior to the Closing; (iii) the amount of the Closing Date Merger Consideration, (iv) the amount of the Closing Date Share Merger Consideration; (v) a good faith estimate of the amount of all debt of the Company as of the date of the Closing Statement (the “Closing Company Debt”); and (vi) a good faith estimate of the amount of cash and cash equivalents (including restricted cash and marketable securities) of the Company as of the date of the Closing Statement (the “Closing Company Cash”). The Closing Statement shall include reasonably detailed schedules and supporting documentation indicating a calculation of the Closing Date Merger Consideration, the Closing Company Indebtedness, and the Closing Company Cash. The Company shall consider in good faith any written comments provided by SPAC to the Company with respect to the Closing Statement at least two (2) Business Days prior to the Closing Date.

(e) No Liability. Notwithstanding anything to the contrary in this ARTICLE IV, none of MKD BVI, the Company, SPAC, Merger Sub 1, the Shareholders’ Representative or the Surviving Company shall be liable to any Person for any amount properly paid in good faith to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Surrender of Certificates. All securities issued upon the surrender of MKD BVI Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such MKD BVI Ordinary Shares shall also apply to the Pubco Ordinary Shares so issued in exchange therefor.

(g) Lost, Stolen or Destroyed Certificates. In the event any certificates for any MKD BVI Ordinary Share shall have been lost, stolen or destroyed, Pubco shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Pubco may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

(h) Adjustments in Certain Circumstances. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, the outstanding MKD BVI Ordinary Shares or SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of MKD BVI Ordinary Shares or SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the SPAC Stockholder and the MKD BVI Shareholders the same economic effect as contemplated by this Agreement prior to such event.

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(i) No Further Ownership Rights in Shares. The Closing Date Share Merger Consideration paid or payable in respect of MKD BVI Ordinary Shares in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such MKD BVI Ordinary Shares, and from and after the Effective Time, no holder of MKD BVI Ordinary Shares shall have any ownership right in MKD BVI and there shall be no further registration of transfers of MKD BVI Ordinary Shares on the register of members of the Surviving Company until such time as Pubco may determine.

Section 4.02 Issuance of Merger Consideration.

(a) No Issuance of Fractional Shares. No certificates or scrip representing fractional Pubco Ordinary Shares will be issued pursuant to the Acquisition Merger, and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share.

Section 4.03 Letters of Transmittal.

(a) Concurrently with MKD BVI’s delivery of the Shareholder Notice pursuant to Section 7.10(b), MKD BVI shall deliver to each MKD BVI Shareholder a Letter of Transmittal in the form to be agreed between SPAC and MKD BVI (a “Letter of Transmittal”).

(b) Following the completion of the Taiwan Reorganization, if a MKD BVI Shareholder did not receive its allocable portion of the Closing Date Share Merger Consideration at the Closing pursuant to Section 4.01(a)(ii) because it did not deliver its Letter of Transmittal to Pubco or MKD BVI prior to the Closing, Pubco or MKD BVI shall deliver or cause to be delivered the same to such MKD BVI Shareholder within five (5) Business Days following Pubco’s or MKD BVI’s receipt of its Letter of Transmittal, such delivery to be made in the same manner as if being made pursuant to Section 4.01(a)(ii). Until a MKD BVI Shareholder has delivered its Letter of Transmittal to Pubco or MKD BVI , its MKD BVI Ordinary Shares (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive its allocable portion of the Closing Date Share Merger Consideration at the Closing pursuant to Section 4.01(a)(ii). No interest shall be paid or shall accrue upon any Pubco Ordinary Shares due to any MKD BVI Shareholder.

(c) If any portion of the Closing Date Share Merger Consideration is to be paid to a Person other than the Person in whose name the applicable MKD BVI Ordinary Shares are registered, it shall be a condition to such payment that (i) Pubco be provided with reasonable evidence of the transfer of such MKD BVI Ordinary Shares to such Person, and (ii) the Person requesting such payment shall pay to Pubco any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such MKD BVI Ordinary Shares or establish to the reasonable satisfaction of Pubco that such Tax has been paid or is not payable.

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Section 4.04 Withholding. Pubco, SPAC, the Company, MKD BVI and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement, any amounts required to be deducted and withheld under the Code, or any provision of any federal, state, local or foreign Tax Law. Pubco, SPAC, the Company and MKD BVI (as applicable) shall use commercially reasonable efforts to (a) give, or cause the applicable withholding agent to give, advance written notice to the Shareholders’ Representative of the intention to make any such deduction or withholding (except in the case of any withholding required as a result of a failure to deliver the certificate described in Section 4.03(b), any withholding required as a result of a failure to deliver an applicable Internal Revenue Service Form W-8 or Internal Revenue Service Form W-9 that has been requested by Pubco, SPAC, the Company, MKD BVI or any applicable withholding agent, or any withholding on compensatory payments made in connection with this Agreement) which notice shall include the basis for the proposed deduction or withholding, and (b) provide the relevant MKD BVI Shareholders with a reasonable opportunity to provide forms or other evidence that would exempt such amounts from such deduction or withholding under applicable Law. Any amounts so withheld shall be timely and properly paid over to the appropriate Tax Authority by Pubco, SPAC, the Company, MKD BVI or the applicable withholding agent. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 4.05 Dissenters Rights. Notwithstanding any provision of this Agreement to the contrary, including Section 4.01(a), MKD BVI Ordinary Shares issued and outstanding immediately prior to the Effective Time (other than MKD BVI Ordinary Shares to be cancelled and retired in accordance with Section 4.01(c)) and held by a MKD BVI Shareholder who has not voted in favor of adoption of this Agreement or consented thereto in writing (if required by BVI Law) and who has properly exercised appraisal rights of such MKD BVI Ordinary Shares in accordance with applicable Laws (such shares being referred to collectively as the “Dissenting Shares” until such time as such MKD BVI Shareholder fails to perfect or otherwise loses such MKD BVI Shareholder’s appraisal rights under applicable Laws with respect to such shares) shall not be converted into a right to receive a portion of the Closing Date Share Merger Consideration, but instead shall be entitled to only such rights as are granted by the applicable Laws (but, for avoidance of doubt, Dissenting Shares shall be included as applicable in the calculation of Pro Rata Portion); provided, however, that if, after the Effective Time, such MKD BVI Shareholder fails to perfect, withdraws or loses such MKD BVI Shareholder’s right to appraisal pursuant to the applicable Laws or if a court of competent jurisdiction shall determine that such MKD BVI Shareholder is not entitled to the relief provided by the applicable Laws, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the allocable portion of the Closing Date Share Merger Consideration, if any, to which such MKD BVI Shareholder is entitled pursuant to Section 4.01(a), without interest thereon. MKD BVI shall provide SPAC prompt written notice of any demands received by MKD BVI for appraisal of MKD BVI Ordinary Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to MKD BVI prior to the Effective Time pursuant to the applicable Laws that relates to such demand, and SPAC shall be consulted with respect to all material negotiations and proceedings with respect to such demand (and promptly notified of all other negotiations and proceedings with respect to such demand). After the Closing, Pubco shall have the right to direct all negotiations and proceedings with respect to any such demands but shall meaningfully consult with SPAC, MKD BVI and the Shareholders’ Representative with respect thereto. Prior to the Closing, except with the prior written consent of SPAC, MKD BVI shall not make any payment with respect to, or settle or offer to settle, any such demands.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section of the Company Disclosure Schedule or in any other section of the Company Disclosure Schedule if the application of the disclosure to such other section is reasonably apparent on the face of such disclosure, the Company represents and warrants to the SPAC Parties, as of the date hereof and as of the Closing Date, as follows:

Section 5.01 Corporate Organization of the Company, MKD BVI and Pubco.

(a) Each of the Company and MKD BVI has been duly incorporated, is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the requisite corporate entity power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted and as it is proposed to be conducted. The Company Charter previously made available by the Company is true, correct and complete and is in effect as of the date of this Agreement. The charter and other organizational documents of MKD BVI previously made available by the Company are true, correct and complete and are in effect as of the date of this Agreement.

(b) Each of the Company and MKD BVI is licensed or duly qualified and in good standing as a foreign or extra-provincial company (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) As of the Closing Date, Pubco will be incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and have the requisite corporate entity power and authority to own, lease and operate its assets and properties and to conduct its business as then being conducted. As of the Closing Date, Pubco will be licensed or duly qualified and in good standing as a foreign or extra-provincial company (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charter and other organizational documents of Pubco to be made available to the SPAC will be true, correct and complete and in effect as of the Closing Date.

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Section 5.02 Subsidiaries. A complete list of each Company Subsidiary and its jurisdiction of incorporation, formation or organization, outstanding equity securities, and holders of equity securities (including respective numbers and percentages), as applicable, is set forth on Company Disclosure Schedule Section 5.02 and a complete list of each Pubco Subsidiary and its jurisdiction of incorporation, formation or organization, outstanding equity securities, and holders of equity securities (including respective numbers and percentages), as applicable, will be set forth on Company Disclosure Schedule Section 5.02 by addendum prior to the Closing Date. The Company Subsidiaries and the Pubco Subsidiaries (as of the Closing Date) have been duly formed or organized and are validly existing and in good standing under the Laws of their jurisdictions of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted and as they are proposed to be conducted. Each Company Subsidiary and each Pubco Subsidiary (as of the Closing Date) is duly licensed or qualified and in good standing as a corporation or extra-provincial company (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charter and other organization documents of each Company Subsidiary and each Pubco Subsidiary previously made available by the Company are true, correct and complete and are in effect as of the date of this Agreement and as of the Closing Date, as applicable.

Section 5.03 Due Authorization. Each Company Party that is a party to this Agreement has all requisite company power and authority to execute and deliver this Agreement and each Ancillary Agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board (or the applicable governance body of the applicable Company Party that is a party hereto or thereto), no other company proceeding on the part of the Company (or such other Company Party that is a party hereto or thereto) is necessary to authorize this Agreement or such Ancillary Agreements or the performance by the Company (or by such other Company Party that is a party hereto or thereto) hereunder or thereunder, other than the ratification of this Agreement by the Company Board following the completion of the Taiwan Reorganization. This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by each Company Party that is a party hereto or thereto, and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company (or such other Company Party), enforceable against the Company (or such other Company Party) in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws. Requisite MKD BVI Shareholder Approval, if so required under Law for the transactions contemplated by this Agreement and shareholder approval by the Pubco, Merger Sub 1 and Merger Sub 2, are the only votes of the holders of any class or series of shares in the capital stock of the Company or of any other Company Party required to approve and adopt this Agreement and approve the Transactions.

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Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 or on Company Disclosure Schedule Section 5.05, the execution, delivery and performance of this Agreement and each Ancillary Agreement to this Agreement to which it is a party by the Company and by each other Company Party, and the consummation of the Transactions by the Company or such other Company Party, do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of any Company Party (or any Subsidiary thereof), (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to any Company Party (or any Subsidiary thereof), or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type required to be disclosed in Section 5.12(a), or any Leased Real Property document to which any Company Party (or any Subsidiary thereof) is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of any Company Party (or any Subsidiary thereof), except (in the case of clause (c) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.05 Government Authorities; Consents. Assuming the truth and completeness of the representations and warranties of SPAC contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Company Party (or any Subsidiary thereof) with respect to the execution, delivery or performance of this Agreement by any applicable Company Party, or the consummation of the Transactions by any applicable Company Party, except for (a) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) any filings as may be required by the China Securities Regulatory Commission in relation to the overseas listing of securities offered by PRC enterprises, and (c) as otherwise disclosed on Company Disclosure Schedule Section 5.05.

Section 5.06 Capitalization.

(a) The authorized share capital of the Company as at the date of this Agreement consists of NT$500,000,000, divided into 50,000,000 shares of NT$10 each. The issued and outstanding share capital of the Company as at the date of this Agreement consists of 27,278,652 Company Ordinary Shares and 480,000 share options (the “Company Convertible Securities”).

(b) All of the issued and outstanding Company Ordinary Shares and Company Convertible Securities (i) have been duly authorized and validly issued and allotted and are fully paid and, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) except as set forth on Company Disclosure Schedule Section 5.06(b), are fully vested. Set forth on Company Disclosure Schedule Section 5.06(b) is a true, correct and complete list of each holder of Company Ordinary Shares and Company Convertible Securities having an interest in more than 5% of the equity interest of the Company on a post conversion basis immediately prior to the Taiwan Reorganization and the percentage of Company Ordinary Shares and Company Convertible Securities held by each such holder as of such date. Except as set forth in Section 5.06(a), there are no other Company Ordinary Shares, Company Convertible Securities or other equity interests of the Company authorized, reserved, issued or outstanding.

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(c) The capitalization of each Company Subsidiary is set forth on Company Disclosure Schedule Section 5.02. The equity of each Company Subsidiary (i) has been duly authorized and validly issued and allotted and is fully paid, (ii) was issued in compliance in all material respects with applicable Law, (iii) was not issued in breach or violation of any preemptive rights or Contract, and (iv) is fully vested. Except as set forth in this Section 5.06(c), there are no other equity interests of any direct or indirect Company Subsidiary authorized, reserved, issued or outstanding.

(d) The capitalization of each Pubco Subsidiary will be set forth on Company Disclosure Schedule Section 5.06(d) by addendum on or prior to the Closing Date. As of the Closing Date, the equity of each Pubco Subsidiary (i) has been duly authorized and validly issued and allotted and is fully paid, (ii) was issued in compliance in all material respects with applicable Law, (iii) was not issued in breach or violation of any preemptive rights or Contract, and (iv) is fully vested. Except as set forth in this Section 5.06(d), as of the Closing Date, there are no other equity interests of any direct or indirect Pubco Subsidiary authorized, reserved, issued or outstanding.

(e) The capitalization of MKD BVI is set forth on Company Disclosure Schedule Section 5.06(e). The shares of MKD BVI (i) have been duly authorized and validly issued and are fully paid, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) are fully vested. Except as set forth in this Section 5.06(e), there are no other equity interests of MKD BVI authorized, reserved, issued or outstanding

Section 5.07 Financial Statements.

(a) The financial statements of the Company and of the Company Subsidiaries for the years ended December 31, 2022 and 2021 have been previously provided to the SPAC (the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial position, results of operations, income (loss), changes in equity and cash flows of the Company and of the Company Subsidiaries as of the dates and for the periods indicated in such Financial Statements (except, in the case of the unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments).

(b) Marcum Asia CPAs LLP, who will audit the consolidated financial statements of the Company and the Company Subsidiaries to be provided in the Registration Statement, is an independent registered public accounting firm as required by the Securities Act and registered with, and subject to review by, the PCAOB.

(c) There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary.

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Section 5.08 Undisclosed Liabilities. There is no liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company or its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, (c) disclosed in the Company Disclosure Schedules, (d) arising under or related to this Agreement and/or the performance by the Company of its obligations hereunder, or (e) that are incurred in the ordinary course of business or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.09 Litigation and Proceedings. Except as set forth in Company Disclosure Schedule Section 5.09, there are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company and its Subsidiaries, there are no pending or threatened investigations against any Company Party, or otherwise affecting the assets of any Company Party, including any condemnation or similar proceedings. Neither any Company Party nor any property, asset or business of any Company Party, is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority. There is no unsatisfied judgment or any open injunction binding upon any Company Party.

Section 5.10 Compliance with Laws.

(a) Except with respect to compliance with Environmental Laws (as to which certain representations and warranties are made solely pursuant to Section 5.19) and compliance with Tax Laws (which are being made solely pursuant to Section 5.13 and Section 5.15), and, the Company Parties are, and since December 31, 2020 have been, in compliance in all material respects with all applicable Laws. No Company Party has received any written notice from any Governmental Authority of a violation of any applicable Law by any Company Party at any time since December 31, 2020.

(b) Since December 31, 2020, (i) there has been no action taken by any Company Party or, to the knowledge of the Company, any officer, director, manager, employee, agent or representative of any Company Party, in each case, acting on behalf of any Company Party, in violation of any applicable Anti-Corruption Law, (ii) no Company Party has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) each Company Party has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) no Company Party has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) No Company Party has engaged in any activity, practice or conduct that would constitute a contravention of any of the applicable Anti-Money Laundering Laws. No Company Party is or has been the subject of any investigation, enquiry or enforcement proceedings by any Governmental Authority or other agency regarding any contravention or alleged contravention under any of the Anti-Money Laundering Laws. No Company Party is aware of any investigation, enquiry or proceeding that is pending or, to the knowledge of the Company, threatened, nor any circumstances likely to give rise to any such investigation, enquiry or proceeding. The Company Parties have conducted themselves in material compliance with the Anti-Money Laundering Laws and have instituted and maintain policies, procedures, systems and controls designed to promote and achieve compliance with the Anti-Money Laundering Laws.

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(d) Since December 31, 2020, (i) there has been no action taken by any Company Party, or, to the knowledge of the Company, any officer, director, manager, employee, agent or representative of any Company Party, in each case, acting on behalf of any Company Party, in material violation of any applicable International Trade Laws, (ii) no Company Party has been convicted of violating any International Trade Laws or subjected to any investigation by a Governmental Authority for violation of any applicable International Trade Laws, (iii) no Company Party has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any International Trade Laws and (iv) no Company Party has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable International Trade Law.

Section 5.11 Intellectual Property.

(a) Company Disclosure Schedule Section 5.11(a) sets forth, as of the date hereof and as of the Closing Date, a true and complete list, including owner, jurisdiction and serial and application numbers, of all Patents, all registered copyrights, all registered trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are owned by the Company or any of its Subsidiaries (the “Registered Intellectual Property”), all of which are valid, enforceable and subsisting and are sufficient to operate the business as currently conducted. Except as set forth on Company Disclosure Schedule Section 5.11(a), the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Registered Intellectual Property and all other Owned Intellectual Property free and clear of all Liens, other than Permitted Encumbrances.

(b) Except as set forth on Company Disclosure Schedule Section 5.11(b), no Actions are pending or, to the Company’s knowledge, threatened (including unsolicited offers to license Patents) against any Company Party by any third party claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party or by any Company Party or in the conduct of the business of any Company Party. Except as set forth on Company Disclosure Schedule Section 5.11(b) or, no Company Party is a party to any pending Actions claiming infringement, misappropriation or other violation by any third party of any Owned Intellectual Property. Except as set forth on Company Disclosure Schedule Section 5.11(b), within the five (5) years preceding the date of this Agreement, the Company, its Subsidiaries, its products and services and the conduct of the business of the Company and the Company Subsidiaries have not, to the knowledge of the Company, infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property. To the knowledge of the Company, the Company or one of its Subsidiaries either own(s), has a valid license to use or otherwise has the lawful right to use, all of the Company IP and Company Software and IT Systems used in or necessary to conduct its business, except for such Company IP and Company Software and IT Systems with respect to which the lack of such ownership, license or right to use would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Ancillary Agreement the consummation of the Transactions.

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(c) The Company and each Company Subsidiary has undertaken commercially reasonable efforts to protect the confidentiality of any Trade Secrets included in the Owned Intellectual Property.

(d) No director, officer or employee of any Company Party has any ownership interest in any of the Owned Intellectual Property. The Company and its Subsidiaries have implemented policies whereby employees and contractors of the Company or any of its Subsidiaries who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries is required to assign to the Company or any of its Subsidiaries all of such employee’s or contractor’s rights therein, and all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned (or are obligated to assign) to the Company or one of its Subsidiaries all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the Company or one of its Subsidiaries by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or one of its Subsidiaries).

(e) Except as set forth on Company Disclosure Schedule Section 5.11(e), no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property.

(f) The Company and its Subsidiaries are in material compliance with the terms and conditions (other than attribution or notice requirements) of all material licenses for “free software,” “open source software” or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License (AGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) and the Apache License) (“Open Source Materials”) used by the Company or its Subsidiaries in any way.

(g) Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Owned Intellectual Property or Owned Company Software, (ii) distributed Open Source Materials in conjunction with any Owned Intellectual Property or Owned Company Software or (iii) used Open Source Materials in or with any Owned Intellectual Property or Owned Company Software (including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge), in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or any Subsidiary to (x) disclose, distribute, license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including the source code for any Owned Company Software, or (y) otherwise imposes any limitation, restriction or condition on the right or ability of the Company or any Subsidiary to use, distribute or enforce any Owned Intellectual Property or Owned Company Software.

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(h) Except as set forth on Company Disclosure Schedule Section 5.11(h), (i) with respect to all material Owned Company Software, the Company (or a Company Subsidiary) is in actual possession or control of the applicable material source code, object code, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Software, (ii) neither the Company nor any Company Subsidiary has disclosed source code for Owned Company Software to a third party other than to employees or contractors pursuant to a written agreement that protects the rights of the Company and/or its Subsidiaries in such source code and obligates the employee or contractor to maintain the confidentiality of the source code, (iii) to the knowledge of the Company, no Person other than the Company (or a Company Subsidiary) is in possession of, or has rights to possess, any source code for Owned Company Software (other than contractors engaged to develop or maintain Owned Company Software), and (iv) except as set forth on Company Disclosure Schedule Section 5.11(h) or under non-exclusive licenses granted by the Company to contractors engaged to perform services for the Company or its Subsidiaries or to customers in the ordinary course of business, no Person other than the Company or a Company Subsidiary has any rights to use any Owned Company Software.

(i) In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) and/or use of any information or Protected Data, the Company and each Company Subsidiary is and has been, in compliance in all material respects with all Privacy and Security Requirements. The Company and each Company Subsidiary has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and availability of all systems, information and Protected Data maintained and collected by it or on its behalf. Except as set forth in Company Disclosure Schedule Section 5.11(i), neither the Company nor any Company Subsidiary has not experienced any security incident that has compromised the integrity or availability of the network, systems, data or information of the Company or of any Company Subsidiary. The Company and each Company Subsidiary is and has been, to the Company’s knowledge, in compliance in all material respects with all Privacy and Security Requirements relating to data loss, theft and breach of security notification obligations. Neither the Company nor any Company Subsidiary has received, nor provided, any notice of any claims, actions, investigations, inquiries or alleged violations of Privacy and Security Requirements or any other security incidents.

(j) The IT Systems are operational and adequate and sufficient for the current and reasonably anticipated future needs of the business of the Company or any Company Subsidiary, (ii) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security, or material failures of the IT Systems currently used to provide material products to customers in the conduct of their business as it is currently conducted during the three-year period preceding the date hereof, (iii) the Company and each Company Subsidiary has in place adequate and commercially reasonable security controls and backup and disaster recovery plans and procedures in place, and (iv) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the IT Systems in the two-year period preceding the date hereof that, pursuant to any legal requirement, would require the Company or any Company Subsidiary to notify customers or employees of such breach or intrusion.

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(k) The Company Software is free of material defects and complies with all applicable laws in all material respects. To the knowledge of the Company, the Software does not contain any virus, worm, trojan horse, time bomb or any other code or item intended or designed to permit unauthorized access to, or disable, damage, impair or interrupt the normal operation of the software or any other information technology used by the Company or any Company Subsidiary in its business.

Section 5.12 Contracts; No Defaults.

(a) Company Disclosure Schedule Section 5.12(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (ix) below to which, as of the date of this Agreement, any Company Party is a party or by which their respective assets are bound (together with all material amendments, waivers or other changes thereto) (collectively, the “Material Contracts”);

(i) each employee collective bargaining Contract;

(ii) any Contract pursuant to which any Company Party (A) licenses or is granted rights from a third party under Intellectual Property that is material to the business of the applicable Company Party, excluding click-wrap, shrink-wrap, Off-the-Shelf Software licenses and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $100,000 per year or (B) licenses or grants to a third party to any rights in or to use Owned Intellectual Property or Owned Company Software (excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the ordinary course of business);

(iii) any Contract which restricts or contains any material limitations on the ability of the applicable Company Party to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);

(iv) any Contract under which any Company Party has created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $500,000;

(v) any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by any Company Party since December 31, 2022, involving consideration in excess of $500,000 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

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(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 in any calendar year, in each case, other than sales or purchases in the ordinary course of business;

(vii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 5.12 and expected to result in revenue or require expenditures in excess of $250,000 in the calendar year ending December 31, 2022; and

(viii) any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of the Company.

(b) Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, (i) such Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the applicable Company Party, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, are enforceable by the applicable Company Party to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) neither the applicable Company Party or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any Material Contract, (iii) since December 31, 2021, no Company Party has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by any Company Party or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2021 through the date hereof, no Company Party has received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.

Section 5.13 Company Benefit Plans.

(a) Company Disclosure Schedule Section 5.13(a) sets forth an accurate and complete list of each Company Benefit Plan. “Company Benefit Plan” means any employee benefit plan as mandatorily required under the laws of Taiwan or the PRC, and each equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life or disability plan, program, policy or Contract, and each other material employee compensation or benefit plan, program, policy or Contract that is maintained, sponsored or contributed to (or required to be contributed to) by the Company or any Subsidiary or pursuant to which the Company or any Subsidiary has or may have any material liabilities.

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(b) Each Company Benefit Plan and each Contract with any consultant and independent contractor has been administered in compliance with its terms and all applicable Laws in all material respects, and all contributions required to be made under the terms of any Company Benefit Plan and any Contract with any consultant and independent contractor have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(c) With respect to the Company Benefit Plans and Contracts with consultants and independent contractors, no material administrative investigation, audit or other administrative proceeding by any applicable Governmental Authorities is pending or, to the knowledge of the Company, threatened.

(d) Except as set forth in Company Disclosure Schedule Section 5.13(d), the consummation of the Transactions, alone or together with any other event, will not (i) result in a payment or benefit becoming due or payable, to any current or former employee, director, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any current or former employee, director, independent contractor or consultant or (v) limit the ability of the Company to terminate any Company Benefit Plan or Contract with any consultant or independent contractor.

Section 5.14 Labor Matters.

(a) (i) No Company Party is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by any Company Party, (ii) no labor union or organization, works council or group of employees of any Company Party has made a written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with any applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) is, and since January 1, 2021 has been, in compliance in all material respects with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, payment of insurance and benefit amounts (whether to employees, regulatory agencies or other third parties), health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by any applicable labor relations authority or received written notice of any unfair labor practice complaint against it pending before any applicable labor relations authority, and (iii) since January 1, 2022, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or any of its Subsidiaries.

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(c) Neither the Company nor any Subsidiary is delinquent in payments to any employees or former employees in any material amounts for any services or amounts required to be reimbursed or otherwise paid.

(d) To the knowledge of the Company, no employee of the Company or any Subsidiary at the level of managing director or above is in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any Subsidiary or (B) to the knowledge or use of Trade Secrets or proprietary information.

(e) To the knowledge of the Company, all employees of the Company and its Subsidiaries are legally permitted to be employed by the Company in the jurisdiction in which such employees are employed in their current job capacities.

(f) Neither the Company nor any Subsidiary has incurred any material liability or obligation under any similar state or local Law relating to worker adjustment and retraining that remains unsatisfied.

(g) The Company and each Company Subsidiary has complied in all material respects with its obligations under each agreement, statute, modern award, enterprise agreement or other industrial instrument relating to the employees.

(h) Each person who is subject to a contract for services with the Company or any Subsidiary can, subject to any legislation relating to, among other things, unlawful termination and unfair dismissal, be lawfully terminated as an employee on six months’ notice or less without payment of any damages or compensation, including severance or redundancy payments.

(i) The Company and its Subsidiaries have kept adequate and suitable records regarding the service of each employee and such records meet the Company’s and each Subsidiary’s record keeping obligations under the labor laws of Taiwan and the PRC.

(j) Neither the Company nor any Subsidiary pays salary or provides other benefits to any employee at a rate or in a manner exceeding that person’s entitlement under that employee’s employment agreement, legislation, modern awards, enterprise agreements and industrial instruments applicable to that person.

Section 5.15 Taxes.

(a) All income and other material Tax Returns required by Law to be filed each Company Party have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and orders.

(b) All income and other material Taxes of each Company Party due and payable (whether or not shown on any Tax Return) have been timely paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

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(c) Each Company Party has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) timely remitted such withheld amounts required to have been remitted to the appropriate Governmental Authority.

(d) No Company Party is currently engaged in any audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. No Company Party has received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where any Company Party does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company Parties, and no written request for any such waiver or extension is currently pending.

(e) No Company Party has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(f) Except with respect to deferred revenue or prepaid subscription revenues collected by the Company or any Company Subsidiary in the ordinary course of business, neither the Company nor any Company Subsidiary, as applicable, will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority; (C) installment sale or open transaction disposition made prior to the Closing other than in the ordinary course of business; or (D) prepaid amount received prior to the Closing, other than in respect of such amounts reflected in balance sheets included in the Financial Statements, or received in the ordinary course of business.

(g) There are no Liens with respect to Taxes on any of the assets of any Company Party, other than Permitted Encumbrances.

(h) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other Person (other than the Company or any Company Subsidiary) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(i) Neither the Company nor any Company Subsidiary is a party to or bound by, nor do any of them have any obligation to, any Governmental Authority or other Person (other than the Company or any of its Subsidiaries) under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily relating to Taxes.

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(j) No Company Party has made an election under Section 1362(a) of the Code to be treated as an “S corporation” for U.S. federal, state or local income tax purposes.

(k) No Company Party is, or has been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l) The Company and each Company Subsidiary is in compliance in all material respects with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company.

(m) All documents, instruments, contracts, agreements, deeds or transactions which are liable to duty, or necessary to establish the title of each Company or Subsidiary to an asset, have had duty paid in full in accordance with all applicable Tax Laws.

(n) No event has occurred, or will occur, as a result of anything provided for in this agreement, or as a result of this agreement itself, as a result of which any Duty from which the Company or any Subsidiary may have obtained an exemption or other relief may become payable on any document, instrument, contract, agreement, deed or transaction.

(o) No Company Party has taken, or permitted or agreed to take, any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.16 Brokers’ Fees. Except as described on Company Disclosure Schedule Section 5.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any Company Party for which any Company Party has any obligation.

Section 5.17 Insurance. Company Disclosure Schedule Section 5.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company and each Company Subsidiary as of the date of this Agreement. With respect to each such insurance policy required to be listed on Company Disclosure Schedule Section 5.17, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened, (iv) no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals, and (v) no claims have been made in writing since December 31, 2021.

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Section 5.18 Real Property; Assets.

(a) Company Disclosure Schedule Section 5.18(a) contains a true, correct and complete list of all real property owned by the Company or any Company Subsidiary. The Company has made available to SPAC true, correct and complete copies of certificates of all real property owned by the Company or any Company Subsidiary.

(b) Company Disclosure Schedule Section 5.18(b) contains a true, correct and complete of all Leased Real Property. The Company has made available to SPAC true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or any Company Subsidiary is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c) Except as set forth in Company Disclosure Schedule Section 5.18(c), each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or the applicable Company Subsidiary and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to SPAC and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the Transactions, will entitle Company or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d) No material default or breach by (i) the Company or any Company Subsidiary or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor any Company Subsidiary has received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would reasonably be expected to constitute a material default or breach under any Real Estate Lease Document by the Company or any Company Subsidiary, on the one hand, or by the other parties thereto, on the other hand. Neither the Company nor any Company Subsidiary has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property or portion thereof which is still in effect. Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company (or the applicable Company Subsidiary) has a good and valid leasehold title to each Leased Real Property subject only to Permitted Encumbrances.

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(e) Neither the Company nor any Company Subsidiary has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Encumbrances or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

Section 5.19 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Company and each Company Subsidiary is and, during the last three (3) years has been, in compliance with all Environmental Laws;

(b) there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the operations of the Company or any Company Subsidiary off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company or any Company Subsidiary owned or leased such property;

(c) neither the Company nor any Company Subsidiary is subject to, nor has any of the foregoing received any Governmental Order relating to, any non-compliance with Environmental Laws by the Company or any Company Subsidiary or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) no Action is pending or, to the knowledge of the Company, threatened, and no investigation is pending or, to the knowledge of the Company, threatened, in each case with respect to the compliance by the Company or any Company Subsidiary with or liability under Environmental Law;

(e) the Company has made available to SPAC all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company or any Company Subsidiary may be liable in its possession, custody or control;

(f) Notwithstanding any other provision of this Article IV, this Section 5.19 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 5.20 Absence of Changes. Except (i) as set forth on Company Disclosure Schedule Section 5.20 and (ii) in connection with the Transactions, from December 31, 2022 through and including the date of this Agreement, the Company Parties (1) have, in all material respects, conducted their respective businesses and operated their properties in the ordinary course of business (including, for the avoidance of doubt, recent past practice in light of COVID-19), and (2) have not taken any action that would require the consent of SPAC pursuant to Section 7.01 if such action had been taken after the date hereof.

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Section 5.21 Affiliate Agreements. Except as set forth on Company Disclosure Schedule Section 5.21 and except for, in the case of any employee, officer or director, any employment or indemnification Contract or Contract with respect to the issuance of equity in any Company Party, no Company Party is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any Company Party, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any Company Party or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing.

Section 5.22 Internal Controls. The Company (including the Company Subsidiaries) maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 5.23 Permits. The Company and its Subsidiaries have obtained and hold all material Permits (the “Material Permits”) that are required to own, lease or operate their respective properties and assets and to conduct their respective businesses as currently conducted. Each Material Permit is in full force and effect in accordance with its terms; no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries; to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions; there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and the Company and its Subsidiaries are in compliance with all Material Permits applicable to the Company or its Subsidiaries.

Section 5.24 Registration Statement. None of the information relating to the Company Parties supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 5.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

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Section 5.25 Operation of the Business during COVID-19. None of the actions and inactions by the Company or any Company Subsidiary prior to the date of this Agreement in response to COVID-19: (i) has resulted in the Company or any Company Subsidiary experiencing any material business interruption or material losses, or (ii) if taken following the date of this Agreement would constitute a Material Adverse Effect or a material breach of the covenants set forth in Section 7.01.

Section 5.26 Books and Records. The books and records of the Company and each Subsidiary have been maintained, in all material respects in accordance with reasonable business practice.

Section 5.27 Sufficiency of Assets. The Company and its Subsidiaries own, have the right to use, or have good and valid title to and have full power and right to, all of the assets necessary and sufficient to operate the business, as currently conducted and as proposed to be conducted.

Section 5.28 Top Suppliers and Top Customers. Company Disclosure Schedule Section 5.28 sets forth the top five (5) suppliers (the “Top Suppliers”) and top five (5) customers (the “Top Customers”) based on the aggregate value of the transaction volume of the Company and its Subsidiaries with such counterparty during the twelve (12) month periods ended December 31, 2021 and 2022. None of the Top Suppliers nor any of the Top Customers has, as of the date of this Agreement, notified the Company or any of its Subsidiaries in writing, or to the knowledge of the Company or its applicable Subsidiary, verbally: (i) that it will, or, to the knowledge of the applicable Company Party, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company or such Subsidiary (other than due to the expiration or non-renewal of an existing contractual arrangement or the exercise, non-exercise or lapse of any existing right); or (ii) that it is in a dispute with the Company (or such Subsidiary) or its business, save for any such aforementioned changes or disputes which would not result in a Company Material Adverse Effect.

Section 5.29 No Additional Representations and Warranties

. Except as otherwise expressly provided in this Article V (as modified by the Company Disclosure Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company, any Company Subsidiary or the assets of the Company or any Company Subsidiary.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in the SPAC SEC Reports (other than disclosures contained or referenced under the captions “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and any other disclosures containing risks that are predictive, cautionary or forward-looking in nature), or any disclosure schedule or in any other section of the SPAC disclosure schedules if the application of the disclosure to such other section is reasonably apparent on the face of such disclosure, SPAC represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 6.01 Organization and Qualification. SPAC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 6.02 Authority and Enforceability.

(a) SPAC has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. SPAC has taken all requisite corporate action to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by SPAC and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement constitutes the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) SPAC has all requisite power and authority to execute and deliver the Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. SPAC has, and prior to the Closing will have, taken all requisite corporate or other actions to authorize the execution and delivery of the Ancillary Agreements to which it will be a party, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby. Each Ancillary Agreement, if and when executed by SPAC upon the terms and subject to the conditions set forth in this Agreement, will be duly executed and delivered by SPAC and, assuming the due authorization, execution and delivery by each of the other parties thereto, each Ancillary Agreement will constitute the valid and binding obligation of SPAC enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(c) SPAC’s board of directors (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, and (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of SPAC, as applicable.

Section 6.03 SEC Reports, Financial Statements.

(a) SPAC has filed or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports and other documents (including all exhibits, schedules and annexes thereto) required to be filed or furnished by it with the SEC since January 31, 2023 (such documents and any other documents filed by SPAC with the SEC, as have been supplemented, modified or amended since the time of filing, including all information incorporated therein by reference, collectively, the “SPAC SEC Reports”). Each of the SPAC SEC Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the SPAC SEC Reports. As of their respective filing or furnishing dates (or, if supplemented, modified or amended since the time of filing or furnishing, as of the date of the most recent supplement, modification or amendment), none of the SPAC SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding written comments from the SEC with respect to the SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

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(b) The financial statements (including all related notes and schedules thereto), contained in the SPAC SEC Reports (or incorporated therein by reference) (the “SPAC Financial Statements”) have been prepared in all material respects in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of SPAC and its Subsidiaries as of the dates thereof and the results of operations, stockholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited SPAC Financial Statements, to the absence of footnotes and normal year-end adjustments and to any other adjustments described therein).

Section 6.04 Governmental Filings and Consents. No consents, approvals, authorizations or waivers of, or notices or filings with, any Governmental Authority are required to be made or obtained by SPAC in connection with the execution and delivery of this Agreement and the Ancillary Agreements by SPAC, as applicable, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, except for (a) the filing with the SEC and declaration of effectiveness of the Registration Statement in which the Closing Date Share Merger Consideration is registered, (b) the filings of the PM1 and the Certificate of Merger and (c) such other consents, approvals, authorizations, waivers, notices and filings the failure of which to be made or obtained individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.05 No Violations. Assuming the consents, approvals, authorizations, waivers, notices and filings referred to in Section 6.04 are obtained or made, the execution and delivery of this Agreement and the Ancillary Agreements by SPAC, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or result in a violation or breach of, or default under, any provision of the organizational documents of SPAC, (b) conflict with or result in a violation or breach of any provision of any Law or Permit applicable to SPAC, (c) require the consent, notice or other action by any Person under, materially conflict with, result in a material violation or material breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any material Contract to which SPAC is a party or (d) result in the creation or imposition of any material Encumbrance, other than Permitted Encumbrances, on any properties or assets of SPAC, in the case of clauses (c) and (d) as, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.06 Valid Issuance of SPAC Common Stock. All SPAC Common Stock issued as at the date of this Agreement and as at Closing, has been duly authorized, validly issued, fully paid and nonassessable free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state securities Laws). The issuance thereof did not violate or conflict with any provisions of applicable U.S. federal or state Law or the rules, regulations and policies of Nasdaq or any other applicable stock exchange or securities regulatory authority and will not be issued in contravention of any other Person’s rights therein or with respect thereto.

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Section 6.07 Litigation. There is no Action or claim pending or, to the Knowledge of SPAC, threatened, or, to the Knowledge of SPAC, governmental investigation threatened or pending by, against or involving SPAC or any of its properties or assets, the outcome of which, individually or in the aggregate, would reasonably be expected to have a SPAC Material Adverse Effect.

Section 6.08 Fees to Brokers and Finders. Except as set forth on Section 6.08 of the SPAC Disclosure Schedule, SPAC has no obligation to pay any fee or commission to any investment banker, broker, financial adviser, finder or other similar intermediary in connection with the transactions contemplated by this Agreement.

Section 6.09 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by SPAC have been duly filed (taking into account any automatic extensions of time to file Tax Returns obtained in the ordinary course of business), and all such Tax Returns are true, correct, and complete in all material respects and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by SPAC have been paid within applicable time limits.

(c) SPAC has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) SPAC has not engaged in any material audit, examinations, investigations, or Action with respect to Taxes. SPAC has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of SPAC, no such claims have been threatened. No claim has been made, and to the knowledge of SPAC, no oral claim has been made, by any Governmental Authority in a jurisdiction where SPAC does not file a Tax Return that SPAC is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC and no request for any such waiver or extension is currently pending.

(e) Since the date of its formation, neither SPAC nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

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(f) SPAC has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of SPAC, other than Liens for Taxes not yet due and payable or which are being contested in good faith and, in each case, for which appropriate reserves have been established in accordance with GAAP.

(h) SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) SPAC is not a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) SPAC has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k) SPAC is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation.

(l) No charge to Tax will arise on SPAC as a result of entering into, or completion of, this Agreement (or the transactions contemplated by this Agreement), and the implementation of the transactions contemplated by this Agreement will not result in the withdrawal or clawback of any exemption or relief previously claimed by it or any asset being deemed to have been disposed of and reacquired for Tax purposes, or the forfeiture of any relief, loss, expense or allowance.

Section 6.10 No Other Representations and Warranties. Except for the representations and warranties expressly contained in this ARTICLE VI or in the Ancillary Agreements to which SPAC is party, neither SPAC nor any of its Affiliates, nor any of its or their respective Representatives, makes or has made, and none of the Company, any of its Affiliates or any Company Shareholder, nor any of its or their respective Representatives relies or has relied upon, any other representation or warranty on behalf of SPAC. SPAC expressly disclaims, and the Company and each Company Shareholder expressly disclaims any reliance on, any and all other representations and warranties, whether express or implied.

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ARTICLE VII

COVENANTS

Section 7.01 Conduct of Business. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as otherwise expressly required by, and in accordance with, this Agreement, including the taking of actions and the consummation of the transactions contemplated hereby, as set forth in Section 7.01 of the Company Disclosure Schedule, as required by applicable Law or with the prior written consent of SPAC (which consent shall not unreasonably be withheld, conditioned or delayed), the Company and each Company Subsidiary shall (x) conduct its business in the ordinary course of business, (y) preserve intact its business organization and operations and maintain its relationships and goodwill with employees, contractors, customers, suppliers, Governmental Authorities and others having business relationships with the Company and (z) not (except if required by applicable Law or for the purpose of the Taiwan Reorganization):

(a) (i) declare, set aside or pay any dividend or distribution on any shares of its capital stock or other equity interests or (ii) purchase, redeem or repurchase any shares of its capital stock or other equity interests;

(b) issue, sell, pledge, transfer, dispose of or encumber any shares of its capital stock or other equity interests or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity interests, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interests, or merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other Person without the written consent from SPAC;

(c) split, combine, subdivide or reclassify any of its capital stock or other equity interests;

(d) (i) incur any Indebtedness outside the ordinary course of business, (ii) incur or accrue any trade payables or other liabilities (other than Indebtedness) outside the ordinary course of business, or (iii) waive any material claims or rights of, or cancel any debts to, and of, the Company or any Company Subsidiary;

(e) amend (by merger, consolidation or otherwise) its organizational documents or cause those of any Subsidiary to be amended, (ii) form any Subsidiary or (iii) acquire an interest in a variable interest entity;

(f) voluntarily adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;

(g) (i) purchase, sell, lease, exchange, pledge, encumber, issue or otherwise dispose of or acquire any property or assets outside the ordinary course of business, (ii) grant or take any other action that will result in the imposition of an Encumbrance, other than Permitted Encumbrances, on any material property or assets of the Company or any Company Subsidiary, or (iii) make or incur any capital expenditure in excess of $1,000,000 individually or $2,500,000 in the aggregate or that are not contemplated by the capital expenditure budget of the Company (or any Company Subsidiary) previously provided to SPAC;

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(h) (i) amend, assign, renew, extend or terminate any existing Material Contract (unless terminated by the other parties thereto or expired in accordance with the terms of such Material Contract), (ii) enter into any Contract that would be a Material Contract if in effect on the date hereof or (iii) waive, release or assign any material rights or claims under any existing Material Contract;

(i) (i) sell, transfer or license any Intellectual Property to any Person, other than non-exclusive licenses granted in the ordinary course of business pursuant to User Agreements or Immaterial Licenses, (ii) abandon, withdraw, dispose of, permit to lapse or fail to preserve any Company IP, (iii) take any action that could reasonably be expected to trigger the release of source code of any material Company Software to any third party, or (iv) disclose any material Trade Secrets owned or held by the Company or any Company Subsidiary to any Person who has not entered into a written confidentiality agreement and is not otherwise subject to confidentiality obligations;

(j) pay, settle, release or forgive any Action or threatened Action, or waive any right thereto, in excess of $100,000 individually and $250,000 in the aggregate;

(k) make any filings with any Governmental Authority relating to (i) the withdrawal or surrender of any license or Permit held by the Company or any Company Subsidiary or (ii) the withdrawal by the Company or any Company Subsidiary from any lines or kinds of business;

(l) (i) make, revoke or amend any income or other material Tax election, (ii) enter into any closing agreement, settlement or compromise of any Tax-related Liability or refund, (iii) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax, (iv) file any request for rulings or special Tax incentives with any Tax Authority, (v) surrender any right to claim a Tax refund, offset or other reduction in Tax-related Liability, (vi) adopt or change any method of Tax accounting, (vii) file any Tax Return inconsistent with past practice, (viii) amend any Tax Return or (ix) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax;

(m) other than as required by the terms of any Company Benefit Plan as in effect on the date hereof and listed on Section 5.13 of the Company Disclosure Schedule, (i) grant or increase any severance, change in control, retention or termination pay of (or amend any existing severance, change in control, retention or termination pay arrangement with) any Company Service Provider, (ii) establish, enter into, adopt, renew, terminate, modify or amend any Company Benefit Plan (or any new arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), (iii) take any action to accelerate the vesting or payment of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Benefit Plan, (iv) increase the compensation payable to any Company Service Provider, except increases in annual base salary or wage rate in the ordinary course of business to those current employees of the Company or any Company Subsidiary not to exceed ten percent (10%) with respect to any Company Service Provider, (v) grant any awards under any bonus, incentive, performance, equity or other compensation plan or arrangement or Company Benefit Plan or (vi) except as may be required by GAAP or applicable Law, change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

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(n) (i) terminate the employment of any employee of the Company or any Company Subsidiary (other than terminations for cause, death or disability, as a result of a voluntary resignation of such employee or for cause (as determined in good faith by the Company or any Company Subsidiary)), (ii) hire any new employee or engage any consultant or independent contractor other than in the ordinary course of business, (iii) waive the restrictive covenant obligations of any Company Service Provider, or (iv) implement any group layoffs or furloughs, whether temporary or permanent, with respect to any employee of the Company or any Company Subsidiary;

(o) (i) modify, extend, or enter into any Collective Bargaining Agreement or (ii) recognize or certify any labor or trade union, works council, employee representative body, labor organization, or group of employees of the Company or any Company Subsidiary as the bargaining representative for any employees of the Company or any Company Subsidiary;

(p) voluntarily terminate, cancel or materially modify or amend any insurance coverage maintained by the Company or any Company Subsidiary with respect to any material assets without, to the extent commercially reasonable to do so, replacing such coverage with a comparable amount of insurance coverage;

(q) (i) acquire any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing or (ii) establish any Subsidiary, enter into any new lines of business or introduce any new material products or services;

(r) change any of the material accounting, financial reporting or tax principles, practices or methods used by the Company or any Company Subsidiary, except as may be required in order to comply with changes in GAAP or applicable Law; or

(s) enter into any Contract with respect to any of the foregoing. Nothing contained in this Agreement shall give SPAC, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Closing. Prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither MKD BVI, Pubco nor any of the Pubco Subsidiaries shall take any actions or enter into any agreements, or conduct any business or affairs, except as otherwise expressly required by, and in accordance with, this Agreement, including the taking of actions and the consummation of the transactions contemplated hereby, as required by applicable Law or with the prior written consent of SPAC (which consent shall not unreasonably be withheld, conditioned or delayed), or as required for the purpose of the offshore restructuring and Taiwan Reorganization described in Section 7.15 of this Agreement.

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Section 7.02 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC Parties and their Representatives who are bound by a confidentiality agreement reasonable access during normal business hours upon reasonable advance notice to (and, as applicable, the right to then inspect) all of the officers, directors, employees, books and records, Contracts and other documents and data of the Company Parties as any SPAC Party or any of their Representatives may reasonably request for the purpose of facilitating the consummation of the transactions contemplated hereby, including but not limited to the filing of the registration statement/proxy statement on Form F-4 or Form S-4, as determined by the parties, with the SEC; provided, however, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or violate any obligations with respect to confidentiality in any agreement with a third party or violate any applicable Law or (ii) to disclose information or materials protected by attorney-client, attorney work product or other legally recognized privileges or immunity from disclosure. In exercising its rights hereunder, each SPAC Party shall take commercially reasonable efforts conduct itself, and shall take commercially reasonable efforts to cause its Representatives to conduct themselves, so as not to unreasonably interfere in the conduct of the Company’s businesses.

(b) The parties each acknowledge that the information and access provided to it pursuant to this Section 7.02 shall be subject to the terms and conditions of the Confidentiality Agreement and all applicable Law. Effective as of the Closing, the Confidentiality Agreement shall cease to have any force or effect.

Section 7.03 Efforts to Consummate.

(a) On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, as promptly as reasonably practicable, all actions, and to do, or cause to be done, as promptly as reasonably practicable, all things necessary or advisable under applicable Laws to consummate and make effective the SPAC Merger, the Acquisition Merger and the other transactions contemplated hereby as promptly as practicable, including by using commercially reasonable efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the SPAC Merger and the Acquisition Merger, to obtain any necessary waivers, consents and approvals and to effect all necessary registrations and filings with Governmental Authorities and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the SPAC Merger, the Acquisition Merger and the other transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary herein, in connection with the exercise of any commercially reasonable efforts or other standard of conduct pursuant to this Agreement, neither the Company nor SPAC shall be required, in respect of any provision of this Agreement, to pay any extraordinary fees, expenses or other amounts to any Governmental Authority or any party to any Contract (excluding, for the avoidance of doubt, ordinary course fees and expenses of their respective attorneys and advisors), commence or participate in any Action or offer or grant any accommodation (financial or otherwise) to any third party, dispose of any assets, incur any material obligations or agree to any of the foregoing.

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Section 7.04 Resignations. The SPAC shall cause all of its directors to resign from such directorship, and all of its executive officers to resign from their offices, in each case effective as of the Closing (collectively, the “Resignations”).

Section 7.05 SEC Filings.

(a) The parties acknowledge that:

(i) SPAC’s shareholders and the MKD BVI Shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger and the SPAC Merger contemplated hereby being consummated and that, in connection with such approval, SPAC must call a special meeting of its shareholders requiring SPAC to prepare and file with the SEC a Registration Statement on Form F-4 or Form S-4, as determined by the parties, which will contain a Proxy Statement/Prospectus (as defined in Section 7.14);

(ii) SPAC will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) SPAC will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing SPAC makes with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company will, and will use its commercially reasonable efforts to cause its Affiliates to, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their commercially reasonable efforts to (i) cooperate with SPAC, (ii) respond to questions about the Company required in any filing or requested by the SEC, and (iii) provide any information requested by SPAC in connection with any filing with the SEC.

(c) The Company acknowledges that a substantial portion of the filings with the SEC and mailings to SPAC’s shareholders with respect to the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practicable provide SPAC with such information as shall be reasonably requested by SPAC for inclusion in or attachment to the Proxy Statement/Prospectus, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its Shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company understands that such information shall be included in the Proxy Statement/Prospectus and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall cause its managers, directors, officers and employees (and those of the Company Subsidiaries) to be reasonably available to SPAC and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company).

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Section 7.06 Financial Information. By no later than August 31, 2023, MKD BVI or the Company will deliver to the SPAC Parties audited consolidated financial statements of MKD BVI (including all subsidiaries) as of and for the years ended December 31, 2021 and 2022, all prepared in conformity with U.S. GAAP under the standards of the PCAOB (the “Audited 2021/2022 Financial Statements”). The Audited 2021/2022 Financial Statements shall, among other things, be (i) prepared from the Books and Records of MKD BVI; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of MKD BVI’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to MKD BVI with respect to the periods then ended. The Audited 2021/2022 Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of MKD BVI as of the dates thereof and the results of operations of MKD BVI for the periods reflected therein. The Company or MKD BVI will provide additional financial information as reasonably requested by the SPAC Parties for inclusion in any filings to be made by the SPAC Parties with the SEC.

Section 7.07 Reserved.

Section 7.08 Insurance Policies. If so requested by SPAC, the Company Parties shall cooperate, and shall cause their Affiliates and Representatives to cooperate, with SPAC Parties, and shall execute and deliver such documents and take such actions as SPAC Parties may reasonably request (but with effect only upon the Effective Time), in order to enable SPAC to extend its existing insurance policies to cover the business and associated assets of the Company effective from and after the Closing.

Section 7.09 Exclusivity. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its officers, directors, employees, agents, representatives and Affiliates (including for this purpose commonly Controlled Affiliates and Subsidiaries) not to, directly or indirectly, (a) solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than SPAC and its Subsidiaries and Representatives) regarding any Acquisition Proposal, (b) enter into, continue with or participate in any discussions or negotiations with, or provide any information to, any Person (other than SPAC and its Subsidiaries and Representatives) concerning a possible Acquisition Proposal or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, upon receipt by the Company or any of its commonly Controlled Affiliates of any offer, proposal, indication of interest, request or inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall within one (1) Business Day (i) notify SPAC in writing of its receipt of such Acquisition Proposal and (ii) communicate to SPAC in writing in reasonable detail the terms of any such Acquisition Proposal (including providing SPAC with a written statement with respect to any non-written Acquisition Proposal received, which statement must include the terms thereof). In addition, the Company will within one (1) Business Day advise SPAC in writing of any material modification or proposed modification to such Acquisition Proposal and any other information necessary to keep SPAC informed in all material respects regarding the status and details of such Acquisition Proposal.

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Section 7.10 Shareholder Consents.

(a) MKD BVI shall use commercially reasonable efforts to take all action necessary in accordance with this Agreement, the MKD BVI Governing Document, and the applicable BVI laws, to obtain the Requisite MKD BVI Shareholder Approval, if so required under BVI Law, for the transactions contemplated in this Agreement. MKD BVI’s obligation to use commercially reasonable efforts to obtain the Requisite MKD BVI Shareholder Approval pursuant to this Section 7.10 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by MKD BVI’s board of directors of its unanimous recommendation to the holders of MKD BVI Ordinary Shares in favor of the adoption of this Agreement and the approval of the Acquisition Merger. Upon obtaining the Requisite MKD BVI Shareholder Approval, MKD BVI shall promptly deliver copies of the documents evidencing the obtainment of the Requisite MKD BVI Shareholder Approval to SPAC.

(b) If required under Law, as soon as reasonably practicable after SPAC’s filing of a Current Report on Form 8-K relating to this Agreement and the transactions contemplated hereby), MKD BVI shall prepare and mail (or email) to each MKD BVI Shareholder, a notice (as it may be amended or supplemented from time to time, the “Shareholder Notice”) setting out the material terms of this Agreement. Prior to its delivery, SPAC shall be entitled to review the Shareholder Notice and MKD BVI shall take reasonable steps to reflect any comments received from SPAC or its Representatives in the Shareholder Notice, and, following its delivery, no amendment or supplement to the Shareholder Notice shall be made by MKD BVI without the approval of SPAC. MKD BVI shall not include in the Shareholder Notice any information with respect to SPAC or any of its Affiliates, the form and content of which information shall not have been approved by SPAC prior to such inclusion (such approval not to be unreasonably withheld, delayed or conditioned). Each of SPAC and MKD BVI agree to direct their respective Representatives to reasonably cooperate in the preparation of the Shareholder Notice and any amendment or supplement thereto.

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Section 7.11 Public Disclosure. The parties shall agree on the form, content and timing of any initial press release, and, except with the prior written consent of the Shareholders’ Representative and SPAC (which consent shall not be unreasonably withheld, delayed or conditioned), shall not issue nor shall any Affiliate or Representatives of such party issue any other press release or other public statement or public communication, with respect to this Agreement or the transactions contemplated hereby; provided that the Shareholders’ Representative, the Company and SPAC may (and in the case of clause (b) and (c) below any Representative of any of the foregoing may), without the prior written consent of such other parties, make such public statement or issue such public communication (a) as may be required by applicable Law or the requirements of any applicable stock exchange and, if practicable under the circumstances, after reasonable prior consultation with such other parties (and allowing such parties and their Representatives to review the text of the disclosure before it is made), (b) that consists solely of information contained in prior announcements made by any or all of SPAC, the Company, the Company Shareholders or any of their respective Representatives in accordance herewith, or (c) to enforce its rights or remedies under this Agreement or the Ancillary Agreements; provided, that the parties will be responsible for disclosures made by their respective Representatives in violation of the terms of this Section 7.11.

Section 7.12 Pubco Listing. Pubco shall ensure (and the Company shall use commercially reasonable efforts to ensure) that, at or prior to the Closing, the shares of Pubco Ordinary Shares that will be part of the Closing Date Share Merger Consideration, as well as the Pubco Ordinary Shares to be issued in the SPAC Merger, are approved for listing on Nasdaq, subject to official notice of issuance (if applicable), which approval shall be a condition to the obligations of SPAC and the Company under this Agreement.

Section 7.13 Directors’ and Officers’ Indemnification and Exculpation.

(a) Each party agrees that all rights to indemnification and exculpation for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers of the Company Parties and of the SPAC who have the right to indemnification or exculpation by the Company Parties and/or the SPAC, as applicable (collectively, the “Covered Persons”), as provided in their organizational documents shall survive the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms for a period of not less than three (3) years from the Closing. Pubco will cause the applicable Company Party and/or the SPAC to perform and discharge all obligations to provide such indemnity and exculpation during such three (3) year period and to advance expenses in connection with such indemnification as provided in the governing documents (or other applicable agreements) of the SPAC or the applicable Company Party in effect as of immediately prior to the Effective Time.

(b) Prior to the Closing Date, SPAC may obtain a “tail” insurance policy that provides coverage for up to a three-year period from the Closing Date, for the benefit of the current or former directors and officers of the SPAC Parties (the “SPAC Covered Persons”) on terms and conditions reasonably that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the SPAC’s directors’ and officers’ liability insurance policy as of the date of this Agreement. Pubco shall maintain, or cause to be maintained, such D&O Tail Insurance in full force and effect, for its full term, without lapses in coverage and honor all obligations thereunder. If Pubco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any person, then in each such case, proper provisions shall be made so that the successors or assigns of Pubco shall assume all of the obligations set forth in this Section 7.13(b).

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Section 7.14 Registration Statement.

(a) As promptly as reasonably practicable following the execution and delivery of this Agreement, SPAC shall prepare, with the assistance of the Company Parties, and cause to be filed with the SEC a registration statement on Form F-4 or Form S-4, as determined by the parties (as amended or supplemented from time to time, and including the Proxy Statement/Prospectus contained therein, the “Registration Statement”), in connection with the registration under the Securities Act of the Pubco Ordinary Shares to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement/Prospectus. The Registration Statement shall include a Proxy Statement of SPAC as well as a prospectus for the offering of Pubco Ordinary Shares to the SPAC Stockholders and MKD BVI Shareholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from SPAC’s shareholders for the matters to be acted upon at the SPAC Special Meeting and providing the public shareholders of SPAC an opportunity in accordance with the SPAC’s organizational documents and the final IPO prospectus of SPAC, dated January 31, 2023 (the “Prospectus”), to have their SPAC Common Stock redeemed in conjunction with the shareholder vote on the SPAC Party Shareholder Approval Matters (as defined below). The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from SPAC stockholders to vote, at a special meeting of the SPAC’s stockholders to be called and held for such purpose (the “SPAC Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, including the SPAC Merger, by the holders of SPAC Common Stock in accordance with SPAC’s organizational documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption of the amended and restated certificate of incorporation of SPAC Merger Surviving Corporation in the form agreed to between SPAC and the Company, (iii) the election of the directors of Pubco as set forth in Section 3.03 of this Agreement, and (iv) such other matters as the Company and the SPAC Parties shall hereafter mutually determine to be necessary or appropriate in order to effect the SPAC Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “SPAC Party Shareholder Approval Matters”). In connection with the Registration Statement, SPAC, Pubco, Merger Sub 2 and the Company, as applicable, will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement requirements set forth in SPAC’s organizational documents, Delaware Law, BVI Law and the rules and regulations of the SEC and Nasdaq. The SPAC Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide the SPAC Parties with such information concerning the Company Parties and their controlled Affiliates, equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company). If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors.

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(b) Each of SPAC and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, SPAC will cause the Proxy Statement/Prospectus to be sent to shareholders of SPAC.

(c) Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SPAC or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) SPAC, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. SPAC and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of SPAC Common Stock, as applicable, pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC organizational documents and the Company organizational documents. Each of the Company and SPAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that SPAC receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(d) Each party shall, and shall cause each of its subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company, SPAC and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Proxy Statement/Prospectus (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC shall cause the Proxy Statement/Prospectus to be disseminated to SPAC’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s organizational documents.

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Section 7.15 MKD Reorganization and Addendum. The Company shall, promptly following the execution of this Agreement, effect the following reorganization prior to the Closing:

(a) Offshore Restructuring:

(i) The Shareholders’ Representative will form Pubco for the purpose of serving as the public listed company whose shares shall be traded on Nasdaq following Closing.

(ii) Pubco will form a wholly-owned subsidiary, Merger Sub 1, for the sole purpose of the Acquisition Merger.

(iii) Pubco will form a wholly-owned subsidiary, Merger Sub 2, for the sole purpose of the SPAC Merger.

(b) Taiwan Reorganization:

(i) MKD BVI shall directly or indirectly acquire at least 51% of the issued and outstanding ordinary shares of the Company, following which the board of directors of the Company shall pass a resolution to ratify and approve this Agreement and the transactions contemplated herein.

(ii) MKD BVI shall acquire any shares of MKDWELL (Jiaxing) Electronic Technology Ltd. not directly or indirectly owned by the Company (the steps set out in Section 7.15(b), being the “Taiwan Reorganization”).

(c) As soon as practicable following the execution of this Agreement, but in any event not later than July 31, 2023, the Shareholders Representative shall procure Pubco, Merger Sub 1 and Merger Sub 2 to execute an addendum to become parties to this Agreement.

Section 7.16 Notices of Certain Events. Each party shall promptly notify the other parties of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Ordinary Share or share capital or capital stock of the SPAC Parties or any of the assets of the Company or the SPAC Parties;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

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(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such Party to be false or misleading in any material respect or to omit or fail to state a material fact.

Section 7.17 Further Assurances. From and after the Closing, each party hereto shall, and shall cause its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, notices and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement, including the restructuring and reorganization contemplated by Section 7.15.

Section 7.18 Lock-up Agreements. The Shareholders’ Representative and Pubco shall procure that the Lock-up Agreements between Pubco and all directors and officers of Pubco and shareholders who will hold more than five percent (5%) of the outstanding equity securities of the Pubco as of the Closing Date shall be duly executed prior to the Closing Date, with the execution and delivery of such Lock-Up Agreements being a condition to the obligations of SPAC and Pubco hereunder. SPAC shall procure that the Lock-up Agreement to be entered into between Pubco and the Sponsor in respect of Pubco Ordinary Shares held by the Sponsor or any of its Affiliates, shall be duly executed prior to the Closing Date, with the execution and delivery of such Lock-Up Agreements being a condition to the obligations of the Company and Pubco hereunder.

Section 7.19 Extension Loans.

(a) Subject to the other provisions of this Section 7.19, if so requested and notified in advance in writing by SPAC, the Sponsor and/or the Company shall promptly provide up to three (3) loans to SPAC (the “Extension Loans”), at an interest rate of 5.27% per annum, to be evidenced in the form of a promissory note set out in Exhibit E, which shall be duly executed by SPAC, for the sole purpose of extending the deadline for the consummation of SPAC’s initial business combination (“Extension”) as described in SPAC’s prospectus dated January 31, 2023 (“SPAC Prospectus”),

(b) The maximum amount of each Extension Loan shall not exceed that as required for an Extension as described in the SPAC Prospectus.

(c) Where the reason for requiring an Extension is due to reasons solely attributable to that on the part of or within the sole control of either Sponsor and/or the Company, then the Sponsor and/or the Company (as the case may be) shall be solely responsible for the full amount of each such Extension Loan.

(d) Where the reason for requiring an Extension is due to reasons attributable to both the Sponsor and the Company, the Sponsor and the Company shall each share equally in the amount for an Extension Loan.

(e) All Extension Loans shall immediately be repaid by SPAC to the Sponsor and/or the Company (as the case may be) upon the earlier of the Closing or the expiry of the deadline for the consummation of SPAC’s initial business combination as described in the SPAC Prospectus.

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ARTICLE VIII

TAX MATTERS

Section 8.01 Transfer Taxes. Notwithstanding anything to the contrary contained herein, each Party shall bear their own cost of all Transfer Taxes, if any, including costs arising out of the preparation and filing of any Tax Returns required to be filed with respect to such Transfer Taxes in accordance with appliable Law. All necessary Tax Returns shall be prepared and filed by the party required to do so pursuant to applicable Law (and the non-filing party shall provide reasonable cooperation in connection therewith, if requested by the filing party).

Section 8.02 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company and its Subsidiaries shall duly and timely file all income and other material Tax Returns required to be filed by them with the applicable Taxing Authority, pay all material Taxes required to be paid by them by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

Section 8.03 Intended Tax Treatment.

(a) Each of SPAC, the Company, Pubco, Merger Sub 1 and Merger Sub 2 hereby agree and acknowledge that, for U.S. federal income tax purposes the SPAC Merger and the Acquisition Merger are intended to constitute a single exchange transaction under Section 351 of the Code. The Parties hereby agree to file all Tax Returns and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Transactions under Section 351 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Closing Date has or may have on such Transactions. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the Transactions, and (ii) is responsible for paying its own Taxes, including any Taxes that may arise if the SPAC Merger and the Acquisition Merger do not qualify as exchanges described in Section 351 of the Code. None of SPAC, the Company, Pubco, Merger Sub 1, Merger Sub 2 or their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Transactions from qualifying for such intended Tax treatment.

(b) Each of SPAC, the Company, Pubco, Merger Sub 1 Merger Sub 2 and their respective Affiliates shall file all Tax Returns consistent with the Intended Tax Treatment, and shall take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

Section 8.04 Tax Opinion. In the event the SEC requires a tax opinion regarding the Intended Tax Treatment, SPAC will use commercially reasonable efforts to cause Pryor Cashman LLP to deliver such tax opinion. Each party shall use reasonable best efforts to execute and deliver customary Tax representation letters to Pryor Cashman LLP in form and substance reasonably satisfactory to Pryor Cashman LLP.

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Section 8.05 PFIC Reporting. Within one hundred twenty (120) days after the end of each taxable year of Pubco for which Pubco reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Pubco shall (1) determine its status as a PFIC, (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) make such PFIC status determinations available to the shareholders of Pubco who were shareholders of SPAC as of immediately prior to the Effective Time. If Pubco determines that it was, or could reasonably be deemed to have been, a PFIC in such taxable year, Pubco shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Pubco shareholders who were SPAC shareholders as of immediately prior to the Effective Time and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Pubco or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 8.05 shall, notwithstanding any provision elsewhere in this Agreement, survive in full force and effect until two (2) years after the end of SPAC’s current taxable year.

Section 8.06 Conflicts. To the extent of any inconsistencies between any provision of this ARTICLE VIII and ARTICLE XI, the provisions of this ARTICLE VIII shall control.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to the Obligations of the Parties. The obligations of the parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by SPAC and the Company) as of the Closing of the following conditions:

(a) No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or issued a Governmental Order or legal injunction that is in effect on the Closing Date and that has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) SPAC Party Shareholder Approval. The SPAC Party Shareholder Approval Matters that are submitted to the vote of the shareholders of SPAC at the SPAC Special Meeting in accordance with the Proxy Statement/Prospectus and SPAC’s organizational documents shall have been approved by the requisite vote of the shareholders of SPAC at the SPAC Special Meeting in accordance with SPAC’s organizational documents, applicable Law and the Proxy Statement/Prospectus (the “Required SPAC Shareholder Approval”).

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(c) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC.

(d) Approvals. Receipt of any necessary regulatory or governmental approvals (including if applicable, the expiration or termination of any waiting periods under the HSR Act).

(e) Requisite MKD BVI Shareholder Approval and Company Board. If required under BVI law, MKD BVI shall have delivered to SPAC written consents of the MKD BVI Shareholders representing such percentage of the outstanding voting power of MKD BVI Ordinary Shares necessary to approve the Acquisition Merger and the transactions contemplated by this Agreement (collectively, the “Requisite MKD BVI Shareholder Approval”), and the board of directors of the Company shall have passed a resolution to ratify and approve this Agreement and the transactions contemplated herein.

(f) Nasdaq. Pubco’s initial listing application with Nasdaq in connection with the transaction shall have been approved and, immediately following the Closing, Pubco shall satisfy any applicable initial and continuing listing requirements of Nasdaq and Pubco shall not have any notice of non-compliance that is not cured herewith, and Pubco’s ordinary shares and other securities shall have been approved and continue to be approved for listing on Nasdaq.

(g) Pubco Secretary Certificate. At or prior to the Closing, SPAC shall render all reasonable information as Pubco may request to Pubco to enable Pubco to have delivered, or caused to be delivered, to SPAC and the Company a certificate of the secretary or equivalent officer of Pubco certifying that upon the consummation of the transactions contemplated herein the SPAC Stockholders and holders of SPAC Warrants will hold, by reason of holding SPAC Stock or Warrants (within the meaning of Code section 7874(a)(2)(B)(ii)(I)), less than sixty percent (60%) by vote or value of the aggregate of (i) the Ordinary Shares of Pubco and (ii) the Ordinary Shares that would be issued to holders of Pubco Warrants if all Pubco Warrants were exercised, and Pubco shall have delivered, or caused to be delivered, such certificate.

Section 9.02 Conditions to the Obligations of the SPAC Parties. The obligation of the SPAC Parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by SPAC) as of the Closing of the following conditions:

(a) Representations and Warranties of the Company. (i) The Company Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date) and (ii) the representations and warranties set forth in ARTICLE V (other than Company Fundamental Representations) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date as may be qualified below). SPAC shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of the Company.

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(b) Covenants of the Company. The covenants and agreements of the Company Parties set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. SPAC shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of the Company.

(c) No Company Material Adverse Effect. From the date of this Agreement, no Company Material Adverse Effect has occurred, and there shall be no event, change, circumstance, effect, development, condition or occurrence that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to have a Company Material Adverse Effect. SPAC shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of the Company.

(d) Governmental Approvals. SPAC shall have received copies of all Governmental Approvals, if any, in form and substance reasonably satisfactory to SPAC, and no such Governmental Approval shall have been revoked.

(e) Ancillary Agreements. SPAC shall have received a copy of each of the Ancillary Agreements duly executed by the parties thereto and each such Ancillary Agreement shall be in full force and effect.

(f) Third Party Consents. SPAC Parties shall have received copies of the third party consents set forth on Company Disclosure Schedule 5.05 (if any) in form and substance reasonably satisfactory to SPAC, and no such consents shall have been revoked.

(g) Restructuring and Reorganization. The restructuring and reorganization of the Company Parties, as described in Section 7.15, shall have been completed to the reasonable satisfaction of SPAC.

(h) Additional Parties. Pubco, Merger Sub 1 and Merger Sub 2 shall have executed an addendum to become parties to this Agreement.

(i) Good Standing. The Company shall have delivered to SPAC a good standing certificate (or similar documents applicable for such jurisdictions) for each Company Party certified as of a date no earlier than ten (10) days prior to the Closing Date from the proper governmental authority of each such Company Party’s jurisdiction of organization and from each other jurisdiction in which each such Company Party is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(j) Secretary’s Certificate. At or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate of the secretary or equivalent officer of each Company Party certifying that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors or equivalent body of each Company Party authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated by this Agreement.

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Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Shareholders’ Representative) as of the Closing of the following conditions:

(a) Representations and Warranties. (i) The SPAC Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date) and (ii) the representations and warranties set forth in ARTICLE VI (other than the SPAC Fundamental Representations) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as though made on and as of such other date as may be qualified below). The Shareholders’ Representative shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of SPAC.

(b) Covenants. The covenants and agreements of SPAC set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. The Shareholders’ Representative shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of SPAC.

(c) Ancillary Agreements. The Company shall have received a copy of each of the Ancillary Agreements duly executed by the parties thereto and such Ancillary Agreement shall be in full force and effect.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC, MKD BVI and the Company; or

(b) by SPAC or the Company, if the Closing has not occurred on or before November 1, 2023 (the “Outside Date”), unless the absence of such occurrence shall be due to the failure of SPAC, on the one hand, or any Company Party, on the other hand, to materially perform its obligations under this Agreement required to be performed by it on or prior to the Outside Date; or

(c) by SPAC or the Company if (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

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(d) by SPAC if (i) SPAC is not in material breach of any of its obligations hereunder and (ii) any Company Party is in material breach of any of its representations, warranties or obligations hereunder that renders or could reasonably be expected to render the conditions set forth in Section 9.02(a) or Section 9.02(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by SPAC to the Company and (y) two (2) Business Days prior to the Outside Date; or

(e) by the Company if (i) no Company Party is in material breach of any of its obligations hereunder and (ii) SPAC is in material breach of any of its representations, warranties or obligations hereunder that renders or could reasonably be expected to render the conditions set forth in 9.03(a) or 9.03(b) incapable of being satisfied on the Outside Date, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by the Company to SPAC and (y) two (2) Business Days prior to the Outside Date; or

(f) by either SPAC or the Company if the restructuring and Taiwan Reorganization described in Section 7.15 is not completed on or prior to September 30, 2023.

(g) by SPAC if each of Pubco, Merger Sub 1 and Merger Sub 2 do not execute an addendum to become parties to this Agreement on or prior to July 31, 2023.

Section 10.02 Procedure upon Termination. In the event of termination and abandonment by the Shareholders’ Representative, the Company or SPAC, pursuant to Section 10.01, written notice thereof shall forthwith be given to the other parties, and this Agreement shall terminate, without further action by any of the parties hereto.

Section 10.03 Effect of Termination. If this Agreement is terminated in accordance with Section 10.01, this Agreement shall thereafter become void and have no effect, and no party shall have any Liability to any other party, its Affiliates or any of their respective directors, officers, employees, equityholders, partners, members, agents or representatives in connection with this Agreement, except that (a) the obligations of the parties contained in the Confidentiality Agreement, this Section 10.03 and ARTICLE X shall survive, (b) termination will not relieve any party from Liability for any willful and material breach of this Agreement or willful misconduct or Fraud prior to such termination, and (c) if SPAC terminates this Agreement pursuant to Section 10.01(f) or (g), then, promptly (and in any event within twenty (20) Business Days) after such termination, the Company shall reimburse SPAC for any and all reasonable costs and expenses with proof of invoice (including legal and accounting fees and expenses) incurred by SPAC in connection with the negotiation, execution and delivery of this Agreement and the transactions contemplated hereby.

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ARTICLE XI

INDEMNIFICATION

Section 11.01 Survival. The representations and warranties set forth in ARTICLE V shall not survive the Closing. All covenants and agreements of the parties set forth in this Agreement that are required to be performed prior to the Closing shall survive until the date that is the eighteen (18)-month anniversary of the Closing Date, and all other covenants and agreements set forth in this Agreement shall survive until the date that is four (4) years from the Closing Date or for such other period, as may be explicitly specified herein for such covenant or agreement. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent details are known at such time) and in writing by notice from a non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved. The parties specifically and unambiguously intend that the survival periods that are set forth in this Section 11.01 shall replace any statute of limitations that would otherwise be applicable.

Section 11.02 Indemnification by the Company. Subject to the other terms and conditions of this ARTICLE XI, from and after the Closing, the Company shall indemnify and defend each of SPAC and its Affiliates and their respective Representatives (collectively, the “SPAC Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the SPAC Indemnitees based upon or arising out of or by reason of:

(a) any inaccuracy in or breach of any Company Fundamental Representation, as of the date of this Agreement or as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, the inaccuracy in or breach of which will be determined with reference to such other date);

(b) any inaccuracy in or breach of any of the representations or warranties set forth in ARTICLE V (other than any Company Fundamental Representation), as of the date of this Agreement or as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, the inaccuracy in or breach of which will be determined with reference to such other date);

(c) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any Company Party pursuant to this Agreement;

(d) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Shareholders’ Representative pursuant to this Agreement;

(e) any inaccuracy in the amount of Closing Company Debt or Closing Company Cash, in each case, as reflected in the Closing Statement;

(f) any claims made by MKD BVI Shareholders in their capacities as such in respect of the allocation of the Closing Date Share Merger Consideration, or for any events, facts or circumstances occurring at or prior to the Closing;

(g) the defense by SPAC or, following the Closing, SPAC or the Company, of an action for appraisal rights under applicable Law made by any holder of Dissenting Shares; or

(h) any actual or threatened Action brought by or on behalf of any Company Service Provider or Governmental Authority alleging breach of Contract or violation of any applicable Law pertaining to wages and hours, worker classification, workers’ compensation, work authorization or immigration, in each case, in connection with any period prior to the Closing.

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Section 11.03 Limitations; Effect of Investigation. The indemnification provided for in Section 11.02 shall be subject to the following limitations:

(a) The Company shall not be liable to the SPAC Indemnitees for indemnification under this Agreement, except in the case of Fraud by the Company, until the aggregate amount of all Losses in respect of indemnification under this Agreement exceeds $250,000 (the “Deductible”), in which event the Company shall be liable for all such Losses in excess of the Deductible (but subject to the other limitations contained herein). Except in the case of Fraud by the Company, and notwithstanding anything to the contrary in this Agreement, in no event shall the Company be liable to the SPAC Indemnitees for Losses in respect of indemnification under this Agreement that exceed $5,000,000.

(b) Notwithstanding the fact that any SPAC Indemnitee may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no SPAC Indemnitee shall be entitled to recover the amount of any Loss suffered by such SPAC Indemnitee more than once, regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(c) The determination of the amount of Loss arising from (but not the existence of any inaccuracy in or breach of) any representation or warranty shall be determined without regard to any materiality, Company Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(d) The representations, warranties, covenants and agreements of the Company (or the other Company Parties, as applicable), and the SPAC Indemnitee’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the SPAC Indemnitee (including by any of its Representatives) or by reason of the fact that the SPAC Indemnitee or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the SPAC Indemnitee’s waiver of any condition set forth in Section 7.02 or Section 7.03, as the case may be.

(e) Payments by the Company pursuant to this ARTICLE XI in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the SPAC Indemnitee in respect of any such claim, and each SPAC Indemnitee shall use its reasonable commercial efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or Contract.

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(f) If the amount to be netted hereunder from any indemnification payment required hereunder is determined after payment by the Company to a SPAC Indemnitee of any amount otherwise required to be paid as indemnification pursuant hereto, the SPAC Indemnitee shall repay, promptly after such determination, any amount that the Company would not have had to pay pursuant hereto had such determination been made at the time of such payment.

(g) Notwithstanding any other provision of this Agreement to the contrary, no SPAC Indemnitee, nor any of its Affiliates, shall have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to any Tax period other than a Tax period (or portion of a Straddle Period) ending on or before the Closing Date other than any such Taxes attributable to a breach of the representations and warranties set forth in Section 5.15(a), (ii) are due to the unavailability in any Tax periods (or portions thereof) beginning after the Closing Date of any net operating losses, credits, or other Tax attributes from a Tax period (or portion thereof) ending on or before the Closing Date, (iii) result from any transactions or actions taken by SPAC or any of its Affiliates (including without limitation the Company) on the Closing Date after the Closing that are not contemplated by this Agreement, or (iv) were already taken into account in the calculation of Indebtedness as finally determined.

Section 11.04 Third-Party Claims.

(a) If any SPAC Indemnitee receives written notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third-Party Claim”) against such SPAC Indemnitee with respect to which the Company is obligated to provide indemnification under this Agreement, the SPAC Indemnitee shall give the Company reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the SPAC Indemnitee becomes aware of such Third-Party Claim. The failure to give such reasonably prompt written notice shall not, however, relieve the Company of its indemnification obligations, except and only to the extent that the Company incurs material impairment of material rights or defenses by reason of such failure. Such notice by a SPAC Indemnitee shall describe the Third-Party Claim in reasonable detail, to the extent such details are then known, shall include copies of all material written evidence thereof and shall indicate the estimated amount, to the extent such amount can be reasonably estimated at such time, of the Loss that has been or may be sustained by the SPAC Indemnitee.

(b) The Company shall have the right to participate in, or by giving written notice to SPAC, to assume the defense of any Third-Party Claim at the Company’s expense and by the Company’s own counsel, and the SPAC Indemnitee shall cooperate in good faith in such defense; provided that the Company shall not have the right to assume the defense of, but shall have the right to participate in, any such Third-Party Claim to the extent that such Third-Party Claim seeks as a material remedy thereunder an injunction or other equitable relief against the SPAC Indemnitee. In the event that the Company assumes the defense of any Third-Party Claim, subject to Section 11.04(d), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the SPAC Indemnitee. The SPAC Indemnitee shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Company’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the SPAC Indemnitee; provided that if in the reasonable judgment of counsel to the SPAC Indemnitee, (A) there are material legal defenses available to a SPAC Indemnitee that are additional to those available to the Company or (B) there exists a conflict of interest between the Company and the SPAC Indemnitee that cannot be waived, the Company shall be liable for the reasonable fees and expenses of counsel to the SPAC Indemnitee in each jurisdiction for which the SPAC Indemnitee reasonably determines different counsel is required, subject to the limitations contained herein.

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(c) If the Company elects not to compromise or defend such Third-Party Claim, fails to reasonably promptly notify the SPAC Indemnitee in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the SPAC Indemnitee may, subject to Section 11.04(d), pay, compromise and defend such Third-Party Claim, and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim.

(d) Notwithstanding anything to the contrary contained herein, the Company shall not settle any Third-Party Claim without the prior written consent of the SPAC Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed), except as provided in this Section 11.04(d). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the SPAC Indemnitee and provides, in customary form, for the unconditional release of each SPAC Indemnitee from all liabilities and obligations in connection with such Third-Party Claim and the Company desires to accept and agree to such offer, the Company shall give written notice to that effect to the SPAC Indemnitee. If the SPAC Indemnitee fails to consent to such firm offer within ten (10) Business Days after its receipt of such notice, the SPAC Indemnitee may continue to contest or defend such Third-Party Claim, at its own expense, and in such event, the maximum liability of the Company as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the SPAC Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Company may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the SPAC Indemnitee has assumed the defense pursuant to Section 11.04(b), it shall not agree to any settlement without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) The SPAC Indemnitee and the Company shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant books and records, by preserving such books and records and by making employees and representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The SPAC Indemnitee and the Company shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

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Section 11.05 Direct Claims. Any Action by a SPAC Indemnitee on account of a Loss that does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the SPAC Indemnitee giving the Company reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the SPAC Indemnitee becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Company of its indemnification obligations, except and only to the extent that the Company incurs material impairment of material rights or defenses by reason of such failure. Such notice by the SPAC Indemnitee shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, to the extent such amount can be reasonably estimated at such time, of the Loss that has been or may be sustained by the SPAC Indemnitee. The Company shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The SPAC Indemnitee shall allow the Company and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the SPAC Indemnitee shall assist the Company’s investigation by giving such information and assistance as the Company or any of its professional advisors may reasonably request. If the Company does not so respond within such thirty (30) day period, then the Company shall be deemed to have rejected such claim, in which case the SPAC Indemnitee shall be free to pursue such remedies as may be available to the SPAC Indemnitee on the terms and subject to the provisions of this Agreement.

Section 11.06 Determination of Loss. Once a Loss required to be paid in cash is agreed to by the Company or adjudicated (as finally determined by a court of competent jurisdiction in a non-appealable judgment) to be payable in cash by the Company pursuant to this ARTICLE XI, the Company shall deposit, or cause to be deposited with the applicable SPAC Indemnitee, the amount of such Loss to be satisfied in cash pursuant hereto by wire transfer of immediately available funds to an account or accounts designated by SPAC in writing. The parties hereto agree that should the Company not make the full cash payment within ten (10) days of such agreement or adjudication, as applicable, any amount payable shall accrue interest from the date of agreement of the Company or adjudication to the date such payment has been made at the Interest Rate.

Section 11.07 Tax Treatment of Indemnification Payments. The parties agree that all indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the aggregate Transaction consideration for Tax purposes, unless otherwise required by Law.

Section 11.08 Exclusive Remedy. Except as provided in ARTICLE VI or Section 12.07, the indemnification provisions of this ARTICLE XI shall be the sole and exclusive remedy of the SPAC Indemnitees following the Closing for any and all breaches or alleged breaches by the Company of any of its representations, warranties, covenants or agreements, or any other provision of this Agreement; provided, that nothing in this Section 11.08 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 12.07 or to seek any remedy on account of any party’s willful misconduct or Fraud.

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ARTICLE XII

MISCELLANEOUS

Section 12.01 Entire Agreement. This Agreement and the Ancillary Agreements to which the parties are party constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which will remain in full force and effect until the Closing. The parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the transactions contemplated hereby shall be those remedies available at law or in equity for breach of contract against the parties only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement, including by Section 11.08 if the Closing occurs), and the parties hereby agree that no party shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failures to disclose, or representations or warranties not explicitly set forth in this Agreement, except in the case of willful misconduct or Fraud. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Further, no Person is asserting the truth of any factual statements contained in any representation and warranty set forth in this Agreement; rather, the parties have agreed that should any representations and warranties of any party prove inaccurate, the other party shall have the specific remedies herein specified as the exclusive remedy therefor, except in the case of willful misconduct or Fraud.

Section 12.02 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a party may have specified by notice given to the other parties pursuant to this provision):

To the Company and/or the Shareholders’ Representative:

MKD Technology Inc.

1F, No. 6-2, Duxing Road

Hsinchu Science Park

Hsinchu City 300

Taiwan, R.O.C.

Attn: Ming-Chia Huang, CEO

Email: chai@mkd.com.tw

with a copy to (which shall not constitute notice):

Sichenzia Ross Ference, LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036

Attn:	Huan Lou
David Manno
Email:	hlou@srf.law
dmanno@srf.law

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To SPAC:

Cetus Capital Acquisition Corp.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

Taipei, Taiwan, R.O.C. 11602

Attn:	Chung-Yi Sun, CEO
Email:	jack.cy.sun@cetuscorp.com

with a copy (which shall not constitute notice) to:

Pryor Cashman LLP

7 Times Square, 40th Floor

New York, NY 10036

Attn:	Michael T. Campoli
Email:	mcampoli@pryorcashman.com

Section 12.03 Amendment; Modification and Waiver. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by SPAC and the Shareholders’ Representative, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the adoption of this Agreement by the Requisite MKD BVI Shareholder Approval, no amendment shall be made that by Law requires further approval by the MKD BVI Shareholders without obtaining such requisite approval under the BVI Business Companies Act, except to the extent the approval of the MKD BVI Shareholders can be given by the Shareholders’ Representative under applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.04 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by any of the parties, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 12.04 will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by each of the parties and their respective heirs, executors, administrators, successors, legal representatives and assigns (including, with respect to any trust, any additional or successor trustees of any such trust).

Section 12.05 No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns; provided, however, that the provisions of ARTICLE XI are intended to be for the benefit of, and shall be enforceable by, each Covered Person and each SPAC Covered Person, as applicable, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of such sections.

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Section 12.06 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arising out of or relating to this Agreement or the negotiation, execution and delivery or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

(b) Each of the parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue within the State of Delaware (“Delaware Courts”), and any appellate court from any decision thereof, in any Action that may be based upon, arise of or relate to this Agreement or the negotiation, execution and delivery or performance of this Agreement and agrees that all claims in respect of any such Action shall be heard and determined in the Delaware Courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution and delivery or performance of this Agreement in the Delaware Courts, including any objection based on its place of incorporation or domicile, (iii) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 12.02 or in any other manner permitted by applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NONE OF THE OTHER PARTIES NOR THEIR REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS Section 12.06(c). ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

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Section 12.07 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached or threatened to be breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. It is accordingly agreed that without posting bond or other undertaking, the parties shall be entitled to seek injunctive or other equitable relief to prevent breaches or threatened breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties further agree that (a) by seeking any remedy provided for in this Section 12.07, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (b) nothing contained in this Section 12.07 shall require any party to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 12.07 before exercising any other right under this Agreement. If, prior to the Outside Date, any party brings any Action in accordance with this Agreement to enforce specifically the performance of the terms and provisions hereof against any other party, the Outside Date shall be automatically extended (i) for the period during which such Action is pending, plus ten (10) Business Days or (ii) by such other time period established by the court presiding over such action on good cause shown, as the case may be.

Section 12.08 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 12.09 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction and (b) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

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Section 12.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all direct and indirect costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne (a) by SPAC, if such expenses are incurred by any SPAC Party, and (b) by the applicable Company Party if expenses are incurred by any Company Party, including the Company Transaction Expenses; provided, that if the Closing shall occur each party’s reasonable and documented costs and expenses will be paid from the capital of Pubco.

Section 12.11 Shareholders’ Representative.

(a) In addition to the other rights and authority granted to the Shareholders’ Representative elsewhere in this Agreement and except as expressly provided herein, by participating in the execution and delivery of this Agreement and receiving the benefits thereof, including the right to receive the consideration payable in connection with the transactions contemplated by this Agreement, each Company Shareholder (which, for the purpose of this Section 12.11, shall also mean each MKD BVI Shareholder) hereby irrevocably authorizes and appoints Ming-Chia Huang as agent, attorney-in-fact and representative to act for and on behalf of such Company Shareholder regarding any matter under this Agreement or relating to the transactions contemplated hereby, with full power of substitution to act in the name, place and stead of such Company Shareholder and to act on behalf of such Company Shareholder with respect to the transactions contemplated hereby, including in any amendment of or dispute, litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Shareholders’ Representative shall determine to be necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement. This power of attorney and all authority hereby conferred is coupled with an interest and is irrevocable and shall not terminate or otherwise be affected by the death, disability, incompetence, bankruptcy or insolvency of any Company Shareholder. Except as expressly provided herein, no Company Shareholder shall directly have the right to exercise any right hereunder, it being understood and agreed that all such rights shall only be permitted to be exercised by the Shareholders’ Representative on behalf of the Company Shareholders. Without limiting the generality of the foregoing, the Shareholders’ Representative has full power and authority, on behalf of each Company Shareholder and such Company Shareholder’s successors and assigns, to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Company Shareholders in connection herewith, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments, and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, (iii) receive service of process in connection with any claims under this Agreement, (iv) agree to, negotiate, enter into settlements and compromises of, assume the defense of Third-Party Claims, prosecute and defend claims for indemnification under ARTICLE XI and comply with orders of courts with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (viii) assert the attorney-client privilege on behalf of the Company Shareholders with respect to any communications that relate in any way to the transactions contemplated hereby, (ix) deliver to SPAC any and all Ancillary Agreements executed by the Company Shareholders and deposited with the Shareholders’ Representative, upon the Shareholders’ Representative’s determination that the conditions to Closing have been satisfied or waived and (x) take all actions necessary or appropriate in the judgment of the Shareholders’ Representative on behalf of the Company Shareholders in connection with this Agreement.

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(b) Service by the Shareholders’ Representative shall be without compensation except for the reimbursement by the Company Shareholders of out-of-pocket expenses and indemnification specifically provided herein.

(c) Notwithstanding Section 12.11(a), if the Shareholders’ Representative believes that he or she requires further authorization or advice from any Company Shareholder on any matters concerning this Agreement or any other agreement contemplated hereby, the Shareholders’ Representative will be entitled, but not obligated, to seek such further authorization solely from such Company Shareholder.

(d) From and after the date hereof, but except as expressly provided herein, each of SPAC and the Company is entitled to deal exclusively with the Shareholders’ Representative on all matters relating to this Agreement and the transactions contemplated hereby. A decision, act, consent or instruction of the Shareholders’ Representative constitutes a decision of all the Company Shareholders in respect of this Agreement and the transactions contemplated hereby. Such decision, act, consent or instruction is final, binding and conclusive upon each Company Shareholder, and each of SPAC and the Company shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company Shareholder by the Shareholders’ Representative, and on any other decision, act, consent or instruction taken or purported to be taken on behalf of any Company Shareholder by the Shareholders’ Representative, as being fully binding upon such Person. Notices or communications to or from the Shareholders’ Representative will constitute notice to or from each Company Shareholder.

(e) The Shareholders’ Representative may resign at any time, and may appoint a new Shareholders’ Representative to act in his or her stead, and may be removed for any reason or no reason by the vote or written consent of the Company Shareholders holding a majority of the Company Ordinary Shares as of the date hereof; provided, however, in no event shall the Shareholders’ Representative be removed without the Company Shareholders holding a majority of the Company Ordinary Shares having first appointed a new Shareholders’ Representative who shall assume such duties immediately upon the removal of the Shareholders’ Representative. In the event of the death, incapacity, or removal of the Shareholders’ Representative, a new Shareholders’ Representative shall be appointed by the vote or written consent of the Company Shareholders holding a majority of the Company Ordinary Shares as of the date hereof and a copy of the written consent or minutes appointing such new Shareholders’ Representative shall be sent to SPAC, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by SPAC; provided that until such notice is received, SPAC and the Company shall be entitled to rely on the decisions and actions of the prior Shareholders’ Representative as described in this Section 12.11.

(f) The Shareholders’ Representative shall hold and be entitled to use the Shareholders’ Representative Fund, defined below, for the purposes of paying for, or reimbursing the Shareholders’ Representative for, any and all costs and expenses (including counsel and legal fees and expenses) incurred by the Shareholders’ Representative in connection with the protection, defense, enforcement or other exercise or fulfillment of any rights or obligations under this Agreement (collectively, the “Shareholders’ Representative Expenses”). The Shareholders’ Representative shall hold the Shareholders’ Representative Fund in a segregated bank account and shall not comingle it with any other funds (the “Representative Fund”. At such time as the Shareholders’ Representative deems appropriate, the Shareholders’ Representative shall distribute to the Company Shareholders (in accordance with their respective Pro Rata Portion) the remaining Shareholders’ Representative Fund. The Shareholders’ Representative will be promptly reimbursed by the Company Shareholders (based on their respective Pro Rata Portion) for Shareholders’ Representative Expenses not covered by the Shareholders’ Representative Fund upon demand.

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(g) The Company Shareholders, severally and not jointly (based on their Pro Rata Portion), agree to indemnify and hold harmless the Shareholders’ Representative (in his or her capacity as such) for and from any Loss or Liability he or she may incur or be subject to as a result of his duties hereunder or any of his actions or inactions as such, except as may result from the Shareholders’ Representative’s actions that would constitute fraud or willful misconduct.

(h) The Shareholders’ Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Company Shareholder shall otherwise exist against the Shareholders’ Representative. The Shareholders’ Representative shall not be liable to any Company Shareholder relating to the performance of the Shareholders’ Representative’s duties or exercise of any rights under this Agreement for any errors in judgment, negligence, oversight, breach of duty or otherwise except to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Shareholders’ Representative constituted actual fraud or were taken or not taken in bad faith. The Shareholders’ Representative shall be indemnified and held harmless by the Company Shareholders against all losses, including costs of defense, paid or incurred in connection with any action, suit, proceeding or claim to which the Shareholders’ Representative is made a party by reason of the fact that the Shareholders’ Representative was acting as the Shareholders’ Representative pursuant to this Agreement; provided, however, that the Shareholders’ Representative shall not be entitled to indemnification hereunder to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Shareholders’ Representative constituted actual fraud or were taken or not taken in bad faith. The Shareholders’ Representative shall be protected in acting upon any notice, statement or certificate believed by the Shareholders’ Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act in good faith on any matter. The Shareholders’ Representative, solely in his capacity as such, shall not be liable to SPAC or any Affiliate of SPAC by reason of this Agreement or the performance of the Shareholders’ Representative’s duties hereunder or otherwise. The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholders’ Representative or the termination of this Agreement.

Section 12.12 No Recourse. Notwithstanding anything to the contrary contained herein, each Company Shareholder and the Company acknowledge and agree, both for themselves and their respective Shareholders and Affiliates, that no recourse under, based upon, arising out of or relating to this Agreement or any documents or agreements referenced herein may be had by any of them against any Affiliate of SPAC not a party to such document or agreement, any other Person or any such Affiliate’s or other Person’s respective direct or indirect former, current or future, Affiliates, general or limited partners, Shareholders, controlling persons, equityholders, managers, managing companies, members, directors, officers, employees, agents, Representatives, advisers, successors or assigns, actual or prospective financing sources or arrangers, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law.

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Section 12.13 Company Disclosure Schedule.

(a) The “Company Disclosure Schedule” means the disclosure schedule delivered by the Company to SPAC in connection with the execution and delivery of this Agreement (and as the same may be modified from time to time in accordance with the terms hereof).

(b) It is specifically acknowledged that the Company Disclosure Schedule may expressly provide exceptions to a particular Section of ARTICLE V notwithstanding that the Section does not state “except as set forth in Section ‘__’ of the Company Disclosure Schedule” or words of similar effect.

(c) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to vary the definition of “Company Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business.

(d) Each Section of the Company Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of any party, except as and to the extent provided in this Agreement. Certain matters set forth in the Company Disclosure Schedule are included for informational purposes only notwithstanding that, because they do not rise above applicable materiality thresholds or otherwise, they may not be required by the terms of this Agreement to be set forth herein. All attachments to the Company Disclosure Schedule are incorporated by reference into the Section of the Company Disclosure Schedule in which they are referenced.

Section 12.14 No Rescission. Following the Closing, no party shall be entitled to rescind the transactions contemplated hereby by virtue of any failure of any party’s representations and warranties herein to have been true or any failure by any party to perform its obligations hereunder.

Section 12.15 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-266363) on February 1, 2023 (the “Prospectus”). Each Company Party acknowledges and agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from a private placement occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including overallotment shares acquired by SPAC’s underwriters, the “Public Stockholders”), and SPAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Company Party hereby agrees on behalf of itself and its representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company Parties nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and, the Company Parties or any of their Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Each Company Party, on its own behalf and on behalf of its respective Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates).

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CETUS CAPITAL ACQUISITION CORP.

By:	/s/ Chung-Yi Sun
Name:	Chung-Yi Sun
Title:	Chief Executive Officer and President

MKD TECHNOLOGY INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

MING-CHIA HUANG

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang (in his capacity as the Shareholders’ Representative)

MKDWELL LIMITED

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Director

EXHIBIT A

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [  ], [  ] by and between the undersigned shareholder (the “Holder”) and [  ], a BVI business company (“Pubco”).

A. Cetus Capital Acquisition Corp. (“SPAC”), MKD Technology Inc., a Taiwan company (the “Company”) and Ming-Chia Huang in his capacity as the Company shareholders’ representative (the “Shareholders’ Representative”), among other parties, entered into business combination agreement dated as of [  ], 2023 (the “Merger Agreement”).

B. The Holder is or will be the record and/or beneficial owner of certain Pubco Ordinary Shares pursuant to the Merger Agreement.

C. As a condition of, and as a material inducement for Company and SPAC to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

D. Capitalized terms not defined herein shall have the same meanings as assigned in the Merger Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) During the Lock-up Period, the Holder agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares.

(b) In furtherance of the foregoing, during the Lock-up Period, the Pubco will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Pubco’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Agreement and direct the Pubco’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

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(d) The term “Lock-up Period” means the date that is 180 days after the Closing Date (as defined in the Merger Agreement).

2. Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any Pubco Ordinary Shares, or any economic interest in or derivative of such shares, other than those Pubco Ordinary Shares issued pursuant to the Merger Agreement (the “Merger Shares”). For purposes of this Agreement, the Merger Shares beneficially owned by the Holder, together with any other shares of SPAC Common Stock or Pubco Ordinary Shares, and including any securities convertible into, or exchangeable for, or representing the rights to receive SPAC Common Stock or Pubco Ordinary Shares, if any, acquired during the Lock-up Period are collectively referred to as the “Lock-up Shares,” provided, however, that such Lock-up Shares shall not include Pubco Ordinary Shares acquired by such Holder in open market transactions during the Lock-up Period.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Shares in connection with (a) transfers or distributions to the Holder’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (b) transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (c) by virtue of the laws of descent and distribution upon death of the Holder; (d) pursuant to a qualified domestic relations order, (e) pledges of Lock-up Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Holder, provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers, (f) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of Pubco; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-Up Shares subject to this Agreement shall remain subject to this Agreement, (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the Lock-Up Period, (i) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Pubco Ordinary Shares or the vesting of stock-based awards; and (j) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase Pubco Ordinary Shares; provided, however, that, in the case of any transfer pursuant to the foregoing (a) through (e) clauses, it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-Up Period.

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3. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the other that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party and, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of his/her/its decision to enter into and deliver this Agreement, and such Holder confirms that he/she/it has not relied on the advice of Company, Company’s legal counsel, or any other person.

4. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5. Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date that transmission is confirmed electronically, if by 4:00PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a) If to Pubco, to:

[PUBCO]

[Address]

Attention: Ming-Chia Huang

E-mail: [  ]

with a copy to (which shall not constitute notice):

Sichenzia Ross Ference, LLP

1185 Avenue of the Americas

31st Floor

New York, NY 10036

Attention:       David Manno

  Huan Lou

E-mail:             dmanno@srf.law

                         hlou@srf.law

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(b) If to the Holder, to the address set forth on the Holder’s signature page hereto, or to such other address(es) as any party may have furnished to the others in writing in accordance herewith.

6. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

8. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Company and its successors and assigns.

9. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13. Dispute Resolution. Section 12.06 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

14. Governing Law. Section 12.06 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

15. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provisions in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

[PUBCO]

By:
Name:	[ ]
Title:	[ ]

HOLDER:

[ ]

By:
Name:	[ ]
Title:	[ ]
Number of locked shares owned by Holder: [ ]
Number of unlocked shares owned by Holder: [ ]

Address:	[ ]
Email:	[ ]

EXHIBIT B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CETUS CAPITAL ACQUISITION CORP.

[•], 2023

Cetus Capital Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Cetus Capital Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 7, 2022 and amended and restated on January 31, 2023 (the “Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the Certificate, was duly adopted by the Board of Directors of the Corporation by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporation Law (“DGCL”). This Second Amended and Restated Certificate has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Corporation.

3. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4. The text of the Certificate is hereby restated and amended in its entirety to read as follows:

FIRST:	The name of the corporation is Cetus Capital Acquisition Corp. (hereinafter referred to as the “Corporation”).

SECOND:	The address of the Corporation’s registered office in the State of Delaware is ______________________________. The name of the Corporation’s registered agent at such address is ____________________.

THIRD:	The nature of the business or purpose of the Corporation to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended from time to time (the “DGCL”).

FOURTH:	The total authorized capital stock of the Corporation will be One Hundred (100) shares of common stock, par value $0.0001 per share.

FIFTH:	(a)	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of the Corporation.

	(b)	In furtherance of and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

	(c)	Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

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SIXTH:	(a)	To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

	(b)	Neither any amendment nor repeal of the foregoing provisions of this Article Seventh, nor adoption of any provision of this certificate of incorporation, the bylaws of the Corporation or any statute that is inconsistent with this Article Seventh, shall eliminate or reduce the effect of this Article Seventh in respect of any acts or omissions occurring prior to such amendment, repeal or adoption.

	(c)	If the DGCL is hereafter amended or supplemented to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Corporation to the Corporation or its stockholders shall be eliminated or limited to the fullest extent permitted by such amended or supplemented DGCL.

	(d)	In the event that any of the provisions of this Article Seventh (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

SEVENTH:	Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH:	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

[The remainder of this page is left intentionally blank.]

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IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this __________ day of ______, 2023.

Cetus Capital Acquisition Corp.

By:
Name:
Title:

EXHIBIT C

AMENDED AND RESTATED BY-LAWS
OF
CETUS CAPITAL ACQUISITION CORP.

Article I
OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

Article II
STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by applicable law or an annual meeting is otherwise not required by applicable law, an annual meeting of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders shall elect directors of the Corporation and may transact any other business as may properly be brought before the meeting. Stockholders may, unless the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”), provides otherwise, act by written consent to elect directors; provided, however, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.2. Special Meetings. Except as otherwise required by applicable law or provided in the Certificate of Incorporation, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board or the President, by the Board, or by the Secretary at the request in writing of stockholders holding shares representing a majority of the voting power of the outstanding shares entitled to vote on the matter for which such meeting is to be called. The Secretary shall call such a meeting upon receiving such a request. Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

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Section 2.3. Notices. Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat by the Corporation not less than 10 nor more than 60 days before the date of the meeting. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto).

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By-Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote thereat so present, by a majority in voting power thereof, may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders of record entitled to vote thereat arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

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(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxyholders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3(c)), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxyholder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority:

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

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(d) Required Vote. The election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation or these By-Laws, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at any meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting or by the stockholders present and entitled to vote thereat, by a majority in voting power thereof, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.7. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board, or in the absence of such appointment, a chairman chosen at the meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By-Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

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Section 2.8. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation to its registered office in the State of Delaware, the Corporation’s principal place of business, or the Secretary. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation by delivery to the Corporation’s registered office in the State of Delaware, the Corporation’s principal place of business, or the Secretary. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. An electronic transmission consenting to the action to be taken and transmitted by a stockholder, proxyholder or a person or persons authorized to act for a stockholder or proxyholder shall be deemed to be written, signed and dated for purposes hereof if such electronic transmission sets forth or is delivered with information from which the Corporation can determine that such transmission was transmitted by a stockholder or proxyholder (or by a person authorized to act for a stockholder or proxyholder) and the date on which such stockholder, proxyholder or authorized person transmitted such transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and delivered to the Corporation by delivery either to the Corporation’s registered office in the State of Delaware, the Corporation’s principal place of business, or the Secretary. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the limitations on delivery in the previous sentence, consents given by electronic transmission may be otherwise delivered to the Corporation’s principal place of business or to the Secretary if, to the extent, and in the manner provided by resolution of the Board. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders were delivered to the Corporation as provided in this Section 2.8.

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Article III
DIRECTORS

Section 3.1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware.

Section 3.2. Number; Term. The number of directors of the Corporation shall be as determined from time to time by the Board, but no decrease in such number shall have the effect of shortening the term of any incumbent director. Except as otherwise provided in the Certificate of Incorporation, the directors shall be elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting of stockholders. Each director shall hold office for the term for which such director is elected and until his or her successor shall have been elected and qualified, subject to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 3.3. Newly Created Directorships and Vacancies. Except as otherwise provided in the Certificate of Incorporation, vacancies resulting from death, resignation, retirement, disqualification, removal or other cause and newly created directorships resulting from an increase in the number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority vote of the directors then in office, even if less than a quorum, by a sole remaining director, or by the stockholders. Except as otherwise provided in the Certificate of Incorporation, if the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled only by a majority of the directors elected by such class or classes or series thereof then in office, by a sole remaining director so elected, or by the stockholders of such class or classes or series thereof. Except as otherwise provided in the Certificate of Incorporation, any director elected or chosen in accordance with this Section 3.3 shall hold office until the next annual election of directors and until his or her successor shall have been elected and qualified, subject to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 3.4. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board shall have the authority to fix the compensation of directors. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for attending committee meetings.

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Article IV
BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By-Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board, but in any event not less than one-third of the Whole Board (as defined below), shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By-Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. “Whole Board” shall mean the total number of directors that the Corporation would have if there were no vacancies.

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Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Article V
COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may designate one or more committees, each committee to consist of one or more of the directors. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By-Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By-Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By-Laws.

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Article VI
OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chairman of the Board, a President, a Treasurer, a Secretary and such other officers (including without limitation a Chief Financial Officer, Vice Presidents, Assistant Secretaries and Assistant Treasurers) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chairman of the Board or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By-Laws or as may be prescribed by the Board or, if such officer has been appointed by the Chairman of the Board or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall advise and counsel the President and other officers and shall exercise such powers and perform such duties as shall be assigned to or required of the Chairman of the Board from time to time by the Board or these By-Laws. The Chairman of the Board must be a director of the Corporation.

(b) President. The President shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board. In the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board.

(c) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

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(d) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(e) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(f) Treasurer. The Treasurer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation which from time to time may come into the Treasurer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board or the President may authorize).

(g) Assistant Treasurers. The Assistant Treasurer or, if there shall be more than one, the Assistant Treasurers in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Treasurer, perform the duties and exercise the powers of the Treasurer.

Section 6.2. Term of Office. The elected officers of the Corporation shall be elected annually by the Board at its first meeting held after each annual meeting of stockholders. All officers elected by the Board shall hold office until the next annual meeting of the Board and until their successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chairman of the Board or President may also be removed, with or without cause, by the Chairman of the Board or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chairman of the Board or President may be filled by the Chairman of the Board or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

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Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

Article VII
SHARE CERTIFICATES

Section 7.1. Entitlement to Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed in accordance with Section 7.3 representing the number of shares registered in certificate form. The Corporation shall not have power to issue a certificate representing shares in bearer form.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights to be set forth in full or summarized on the face or back of any certificate which the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

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Section 7.4. Consideration and Payment for Shares

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an indorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

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(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the indorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the indorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such indorsement or instruction or such other reasonable assurance that the indorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

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(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

Article VIII
INDEMNIFICATION

Section 8.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, a Covered Person shall also have the right to be paid by the Corporation the expenses (including, without limitation, attorneys’ fees) incurred in defending, testifying, or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law (“DGCL”) requires, an advancement of expenses incurred by a Covered Person in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Covered Person, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such Covered Person is not entitled to be indemnified for such expenses under this Article VIII or otherwise.

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Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Covered Person may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Covered Person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, shall be a defense to such suit. In any suit brought by the Covered Person to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Covered Person is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to Covered Persons pursuant to this Article VIII shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By-Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Covered Persons. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Covered Persons under this Article VIII.

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Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By-Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Covered Persons on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Covered Persons pursuant to this Article VIII shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Covered Person’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Article IX
MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By-Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

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Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is otherwise required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or the Secretary. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is otherwise required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By-Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

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(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By-Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in, Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

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(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting which shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By-Laws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

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Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation, or these By-Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

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Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By-Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, the President or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The seal of the Corporation shall be in such form as shall from time to time be adopted by the Board. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary. The resignation shall take effect at the time specified therein, or at the time of receipt of such notice if no time is specified or the specified time is earlier than the time of such receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the President or any Vice President. Any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the By-Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders.

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EXHIBIT D

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of _______, 2023, is made and entered into by and among Cetus Capital Acquisition Corp., a Delaware corporation (the “SPAC”), Cetus Sponsor LLC, a Delaware limited liability company (the “Sponsor”), EF Hutton, division of Benchmark Investments, LLC (the “Representative”), the undersigned parties listed on the signature page hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”), and [Pubco], a British Virgin Islands business company (the “Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on January 31, 2023, the SPAC, the Sponsor, the Representative and the Holders entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the SPAC granted the Holders certain registration rights with respect to certain securities of the SPAC;

WHEREAS, the Company, the SPAC, MKD Technology Inc., a Taiwan corporation with registration number 28408583, MKDWELL Limited, a company incorporated in the British Virgin Islands with BVI Company Number 2121160 (“MKD BVI”), and Ming-Chia Huang, in his capacity as Shareholders’ Representative, have entered into a Business Combination Agreement (as the same may be amended, restated, supplemented or modified, the “Merger Agreement”) pursuant to which, among other things, (x) __________, a wholly-owned subsidiary of the Company, shall merge with and into MKD BVI with MKD BVI continuing as the surviving entity and a wholly-owned subsidiary of the Company, and (y) the SPAC shall merge with and into __________, a wholly-owned subsidiary of the Company, with SPAC continuing as the surviving entity and a wholly-owned subsidiary of the Company (the “SPAC Merger”);

WHEREAS, in connection with the SPAC Merger, the holders of SPAC Common Stock (as defined below) shall be issued ordinary shares of the Company (“Ordinary Shares”), and the holders of warrants to purchase shares of SPAC Common Stock shall be issued warrants to purchase Ordinary Shares (“Pubco Warrants”), in each case, in such amounts and subject to such terms and conditions as set forth in the Merger Agreement;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the Existing Registration Rights Agreement can be amended with the written consent of the SPAC and the Holders of at least a majority in interest of the Registrable Securities at the time in question;

WHEREAS, in connection with the closing of the transactions contemplated by the Merger Agreement, the SPAC, the Sponsor, the Representative and the other parties to the Existing Registration Rights Agreement desire to amend and restate the Existing Registration Rights Agreement in order to provide the Holders with certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

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“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, involving the SPAC.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Extension Units” shall mean the units, each unit consisting of one share of SPAC Common Stock, one warrant, each whole warrant exercisable to purchase one share of SPAC Common Stock, and one right, each to receive one-sixth (1/6) of one share of SPAC Common Stock upon the consummation of the Business Combination, that may be issued, at the option of the lender, at a conversion price of $10.00 per unit, upon the conversion of up to $1,500,000 of loans made to the SPAC by the Sponsor or its affiliates or designees to extend the period of time the SPAC has to consummate a Business Combination.

“Extension Unit Lock-up Period” shall mean, with respect to Extension Units, including the securities underlying the Extension Units, and the securities issued or issuable upon the exercise or exchange of the securities underlying the Extension Units, that are held by the initial purchasers of such Extension Units or their Permitted Transferees, the period ending 30 days after the completion of the Business Combination.

“Form F-1” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall mean the 1,725,000 shares of the SPAC’s Class B common stock, par value $0.0001 per share, initially purchased by the Sponsor. The term “Founder Shares” shall be deemed to include the shares of SPAC Common Stock and/or Ordinary Shares issuable upon conversion or exchange thereof.

“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the period ending on the earlier of (A) the six-month anniversary of the date of the consummation of the Business Combination or (B) subsequent to the Business Combination, (x) if the reported last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall mean that certain letter agreement, dated as of January 31, 2023, by and among the SPAC, the Sponsor and each of the SPAC’s officers, directors and director nominees.

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“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals hereto

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period, Representative Shares Lock-up Period, Private Placement Lock-up Period, Working Capital Unit Lock-up Period, or Extension Unit Lock-up Period, as the case may be, under the Insider Letter, this Agreement, and any other applicable agreement between such Holder and the SPAC or the Company, as applicable, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Lock-up Period” shall mean, with respect to the Private Placement Units, including the securities underlying the Private Placement Units, and the securities issued or issuable upon the exercise or exchange of the securities underlying the Private Placement Units, that are held by the initial purchasers of such Private Placement Units, or their Permitted Transferees, the period ending 30 days after the completion of the Business Combination.

“Private Placement Units” shall mean the 286,875 units that the SPAC issued to the Sponsor pursuant to the Private Placement Unit Purchase Agreement between the SPAC and the Sponsor dated January 31, 2023, each unit consisting of one share of SPAC Common Stock, one redeemable warrant, each whole warrant exercisable to purchase one share of SPAC Common Stock, and one right, each to receive one-sixth (1/6) of one share of SPAC Common Stock upon the consummation of the Business Combination.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares and the Ordinary Shares issued or issuable upon the conversion or exchange of any Founder Shares, (b) the Private Placement Units (including the shares of Common Stock (or Ordinary Shares, as applicable), warrants and rights underlying the Private Placement Units, and the shares of Common Stock (or Ordinary Shares, as applicable) issued or issuable upon the exercise or exchange of such securities), (c) any outstanding Ordinary Shares or any other equity security (including Ordinary Shares issued or issuable upon the exercise, exchange or conversion of any other equity security) of the Company held by a Holder as of immediately following the Closing (including, for avoidance of doubt, all Ordinary Shares to be issued to the Holders at the SPAC Merger Effective Time pursuant to the Merger Agreement), (d) any Working Capital Units (including the shares of Common Stock (or Ordinary Shares, as applicable), warrants and rights underlying the Working Capital Units, and the shares of Common Stock (or Ordinary Shares, as applicable) issued or issuable upon the exercise or exchange of such securities), (e) any Extension Units (including the shares of Common Stock (or Ordinary Shares, as applicable), warrants and rights underlying the Extension Units, and the shares of Common Stock (or Ordinary Shares, as applicable) issued or issuable upon the exercise or exchange of such securities), (f) any Representative Shares, and (g) any other equity security of the Company issued or issuable with respect to any security of the Company described in the foregoing clauses by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)	all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Ordinary Shares are then listed;

(B)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)	printing, messenger, telephone and delivery expenses;

(D)	reasonable fees and disbursements of counsel for the Company;

(E)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)	reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Representative” shall have the meaning given in the Recitals hereto.

“Representative Shares” shall mean the 57,500 shares of SPAC Common Stock that the SPAC issued to the Representative simultaneously with the closing of the SPAC’s initial public offering;

“Representative Shares Lock-up Period” shall mean, with respect to the Representative Shares that are held by the Representative or its Permitted Transferees, the later of i) the period ending 180 days after the effective date of the registration statement on Form S-1 (No. 333-266363) related to the SPAC’s initial public offering and ii) the consummation of the Business Combination.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“SPAC Common Stock” shall mean the common stock, par value $0.0001 per share, of the SPAC.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

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“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Working Capital Unit” shall mean the units, each consisting of one share of SPAC Common Stock, one warrant, each whole warrant exercisable to purchase one share of SPAC Common Stock, and one right, each to receive one-sixth (1/6) of one share of SPAC Common Stock upon the consummation of the Business Combination, that may be issued, at the option of the lender, at a conversion price of $10.00 per unit, upon the conversion of up to $1,500,000 of loans made to the SPAC by the Sponsor (or its affiliates) or certain of the SPAC’s officers and directors in order to finance the SPAC’s transaction costs in connection with a Business Combination.

“Working Capital Unit Lock-up Period” shall mean, with respect to Working Capital Units, including the securities underlying the Working Capital Units, and the securities issued or issuable upon the exercise or conversion of the securities underlying the Working Capital Units, that are held by the initial purchasers of such Working Capital Units or their Permitted Transferees, the period ending 30 days after the completion of the Business Combination.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the date the SPAC consummates the Business Combination, the Holders of at least a majority in interest of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form F-1 or any similar long-form registration statement that may be available at such time (“Form F-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form F-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

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2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and the Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the SPAC consummates an initial Business Combination, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

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2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares that the Company desires to sell, taken together with (i) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested exercising its rights to register its Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

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2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Registrations on Form F-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3 or any similar short form registration statement that may be available at such time (“Form F-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form F-3, the Company shall promptly give written notice of the proposed Registration on Form F-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form F-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form F-3, the Company shall file a Registration Statement relating to all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form F-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12 month period.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the SPAC consummates an initial Business Combination the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

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3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

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3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders, or Underwriters to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $51,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

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3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than ninety (90) days in any 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

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4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) delivery in person or by courier service providing evidence of delivery or (ii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: __________________________________________________, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Founder Shares Lock-up Period, the Private Placement Lock-up Period, the Working Capital Unit Lock-up Period, the Representative Shares Lock-up Period or the Extension Unit Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement. After the expiration of the Founder Shares Lock-up Period, the Private Placement Lock-up Period, the Working Capital Unit Lock-up Period, the Representative Shares Lock-up Period or the Extension Unit Lock-up Period, as the case may be, the Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any transferee.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall terminate upon the earlier of (i) January 31, 2033 or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Registration Rights Agreement to be executed as of the date first written above.

Cetus Capital Acquisition Corp.

By:
Name:	Chung-Yi Sun
Title:	President & CEO

Cetus Sponsor LLC

By:	AWinner Limited, its Manager

By:
Name:	Chung-Yi Sun
Title:	Director

[Pubco]

By:
Name:
Title:

EF HUTTON, division of Benchmark Investments, LLC

as Representative of the several Underwriters

By:
Name:	Sam Fleischman
Title:	Supervisory Principal

[Signature Page to Amended and Restated Registration Rights Agreement]

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EXHIBIT E

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: $[ __________ ]	Dated as of [ _____ ]

[ __________ ] (the “Payee”) shall have paid the principal amount of [ _____ ] Dollars ($[ _____ ]) to Cetus Capital Acquisition Corp., a Delaware corporation (the “Maker”), pursuant to the wire instructions set forth in Appendix A hereto on the date hereof. Maker promises to pay to the order of the Payee the principal amount of [ _____ ] Dollars ($[ _____ ]), all accrued and unpaid interest, and all other amounts payable under this Note in lawful money of the United States of America, on the terms and conditions described below. All payments on this Promissory Note (this “Note”) shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1.	Principal. The principal amount, all accrued and unpaid interest, and all other amounts payable under this Note shall be payable promptly after the date on which the Maker consummates an initial business combination (a “Business Combination”) with a target business (as described in the Maker’s initial public offering prospectus dated January 31, 2023 (the “Prospectus”)), but in any event no later than August 2, 2024. The principal amount, all accrued and unpaid interest, and all other amounts payable under this Note may be prepaid at any time.

2.	Interest.

(a)	Interest Rate. The principal amount outstanding under this Note from time to time shall bear interest at a rate per annum of 5.27 per cent.

(b)	Computation of Interest. All computations of interest hereunder shall be made on the basis of a year of 365/366 days, as the case may be, and the actual number of days elapsed. Interest shall accrue daily and begin to accrue on the principal amount outstanding on the date of this Note. For any portion of the principal amount that is repaid, interest shall not accrue on the date on which such payment is made.

(c)	Interest Rate Limitation. If at any time the interest rate payable on the Note shall exceed the maximum rate of interest permitted under applicable law, such interest rate shall be reduced automatically to the maximum rate permitted.

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3.	Non-Convertible; Non-Recourse. This Note shall not be convertible into any securities of Maker, and Payee shall have no recourse with respect to the Payee’s ability to convert this Note into any securities of Maker.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, second to any accrued and unpaid interest, third to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

5.	Representations and Warranties. The Maker represents and warrants to the Payee as follows:

(a)	Existence. The Maker is a company duly incorporated, validly existing, and in good standing under the laws of the state of its organization. The Maker has the requisite power and authority to own, lease, and operate its property, and to carry on its business.

(b)	Compliance with Law. The Maker is in compliance with all laws, statutes, ordinances, rules, and regulations applicable to or binding on the Maker, its property, and business.

(c)	Power and Authority. The Maker has the requisite power and authority to execute, deliver, and perform its obligations under this Note.

(d)	Authorization; Execution and Delivery. The execution and delivery of this Note by the Maker and the performance of its obligations hereunder have been duly authorized by all necessary corporate action in accordance with applicable law. The Maker has duly executed and delivered this Note.

6.	Events of Default. The following shall constitute an event of default (“Event of Default”):

(a)	Failure to Make Required Payments. Failure by Maker to pay any sums due under this Note within five (5) business days following the date when due.

(b)	Voluntary Liquidation, Etc. The commencement by Maker of a proceeding relating to its bankruptcy, insolvency, reorganization, rehabilitation or other similar action, or the consent by it to the appointment of, or taking possession by, a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or similar law, for the appointing of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for Maker or for any substantial part of its property, or ordering the winding-up or liquidation of the affairs of Maker, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

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(d)	Breach of Representations and Warranties. Any representation or warranty made by the Maker herein contains an untrue or misleading statement of a material fact as of the date made.

(e)	Failure to Give Notice. The Maker fails to give the notice of Event of Default specified in Section 7.

(f)	Purpose of Loan. The Maker fails to use the proceeds of the principal amount of this Note for the purpose of obtaining an extension to extend the date by which the Maker has to consummate a business combination.

7.	Notice of Event of Default. As soon as possible after it becomes aware that an Event of Default has occurred, and in any event within five (5) business days, the Maker shall notify the Payee in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default.

8.	Remedies.

(a)	Upon the occurrence of an Event of Default, the Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount and accrued interest of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b)	Upon the occurrence of an Event of Default specified in Sections 6(b) and 6(c), the unpaid principal balance and accrued interest of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

9.	Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

3

10.	Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

11.	Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery or (iv) sent by facsimile or (v) to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to Maker:

Cetus Capital Acquisition Corp.

[ __________ ]

Attention: [ __________ ]

With a copy to email address: [ __________ ]

If to Payee:

[ __________ ]
[ __________ ]

Attention: [ __________ ]

With a copy to email address: [ __________ ]

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date shown on a facsimile transmission confirmation, (iii) the date reflected on a signed delivery receipt, or (iv) two (2) Business Days following tender of delivery or dispatch by express mail or delivery service.

12.	Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

13.	Jurisdiction. The courts of the State of New York have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the courts of New York.

14.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

4

15.	Trust Waiver. The Payee has been provided a copy of the Prospectus. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account in which the proceeds of the initial public offering (the “IPO”) conducted by the Maker and the proceeds of the sale of securities in a private placement that occurred prior to the effectiveness of the IPO, as described in greater detail in the Prospectus, were placed, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the trust account or any distribution therefrom for any reason whatsoever. If Maker does not consummate a Business Combination, this Note shall be repaid only from amounts remaining outside of the trust account, if any.

16.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

17.	Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

18.	Further Assurance. The Maker shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Payee may from time to time require as may be necessary to give full effect to this Note.

[The rest of this page is intentionally left blank]

5

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed on the day and year first above written.

CETUS CAPITAL ACQUISITION CORP.

By:
Name:	Chung-Yi Sun
Title:	Chief Executive Officer and Director

Accepted and Agreed:

[ __________ ]

By:
Name:	[ __________ ]
Title:	[ __________ ]

[Signature Page to Promissory Note]

6

Appendix A

Wiring Instructions

7

Annex A-2

FIRST ADDENDUM TO THE

BUSINESS COMBINATION AGREEMENT

This First Addendum to the Business Combination Agreement dated as of July 31, 2023, is entered into by and among Cetus Capital Acquisition Corp., a Delaware corporation (“SPAC”), MKD Technology Inc., a Taiwan corporation with registration number 28408583 (the “Company”), MKDWELL Limited, a company incorporated in the British Virgin Islands with BVI Company Number: 2121160 (“MKD BVI”), Ming-Chia Huang, in his capacity as the Company Shareholders’ Representative (the “Shareholders’ Representative”), and MKDWELL Tech Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2128871 (“Pubco”).

WHEREAS, SPAC, the Company, MKD BVI and the Shareholders’ Representative have entered into a Business Combination Agreement dated June 20, 2023 (the “Business Combination Agreement”);

WHEREAS, pursuant to Section 7.15(c) of the Business Combination Agreement, the Shareholders’ Representative is procuring Pubco to execute an addendum to become party to the Business Combination Agreement; and

NOW THEREFORE, the parties, intending to be legally bound, for the good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agree as follows. Capitalized terms not defined herein shall have the same meanings as assigned in the Business Combination Agreement.

Section 1. Agreement to be Parties. Pubco hereby agrees to become party to the Business Combination Agreement and comply with the terms applicable to them set forth therein.

Section 2. Amendment of Date. All parties hereto hereby agree to amend all references to July 31, 2023 in the Business Combination Agreement, to August 20, 2023.

Section 3. Notice. All notices and other communications under this Addendum shall be sent to Pubco at the following addresses and email addresses (or to such other address or email address as a party may have specified by notice given to the other parties pursuant to this provision):

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road

Hsinchu Science Park

Hsinchu City 300

Taiwan, R.O.C.

Attn: Ming-Chia Huang, CEO

Email: chai@mkd.com.tw

A-2 of 1

with a copy to (which shall not constitute notice):

Sichenzia Ross Ference, LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Attn:	Huan Lou
David Manno
Email:	hlou@srf.law
dmanno@srf.law

Section 4. Miscellaneous.

(a) This Addendum may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Addendum delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Addendum.

(b) In the event of any conflict between the terms of this Addendum and the terms of the Business Combination Agreement, the terms of this Addendum shall prevail. To the extent not inconsistent with this Agreement, the terms of the Business Combination Agreement shall remain in full force and effect.

(c) Section 12.06 of the Business Combination Agreement relating to the governing law, jurisdiction, and waiver of jury trial shall apply to this Addendum.

[Signature pages to follow.]

A-2 of 2

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first written above.

MKDWELL TECH INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

CETUS CAPITAL ACQUISITION CORP.

By:	/s/ Chung-Yi Sun
Name:	Chung-Yi Sun
Title:	Chief Executive Officer and President

MKD TECHNOLOGY INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

MING-CHIA HUANG

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang (in his capacity as the Shareholders’ Representative)

MKDWELL LIMITED

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Director

[Signature page to the First Addendum to the Business Combination Agreement]

Annex A-3

SECOND ADDENDUM TO THE

BUSINESS COMBINATION AGREEMENT

This Second Addendum to the Business Combination Agreement dated as of August 10, 2023, is entered into by and among MKDMerger1 Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2129350 (“Merger Sub 1”) and MKDMerger2 Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2129349 (“Merger Sub 2”).

WHEREAS, Cetus Capital Acquisition Corp., a Delaware corporation (“SPAC”), MKD Technology Inc., a Taiwan corporation with registration number 28408583 (the “Company”), MKDWELL Limited, a company incorporated in the British Virgin Islands with BVI Company Number: 2121160 (“MKD BVI”), and Ming-Chia Huang, in his capacity as the Company Shareholders’ Representative (the “Shareholders’ Representative”), have entered into a Business Combination Agreement dated June 20, 2023 (the “Business Combination Agreement”);

WHEREAS, SPAC, the Company, MKD BVI, the Shareholders’ Representative and MKDWELL Tech Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2128871 (“Pubco”), have entered into a First Addendum to the Business Combination Agreement dated July 31, 2023; and

WHEREAS, pursuant to Section 7.15(c) of the Business Combination Agreement, the Shareholders Representative is procuring Merger Sub 1 and Merger Sub 2 to execute an addendum to become parties to the Business Combination Agreement.

NOW THEREFORE, the parties, intending to be legally bound, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agree as follows. Capitalized terms not defined herein shall have the same meanings as assigned in the Business Combination Agreement.

Section 1. Agreement to be Parties. Merger Sub 1 and Merger Sub 2 hereby agree to become parties to the Business Combination Agreement and comply with the terms applicable to them set forth therein.

Section 2. Notice. All notices and other communications under this Addendum shall be sent to Merger Sub 1 or Merger Sub 2 at the following addresses and email addresses (or to such other address or email address as a party may have specified by notice given to the other parties pursuant to this provision):

MKD Technology Inc.

1F, No. 6-2, Duxing Road

Hsinchu Science Park

Hsinchu City 300

Taiwan, R.O.C.

Attn: Ming-Chia Huang, CEO

Email: chai@mkd.com.tw

A-3 of 1

with a copy to (which shall not constitute notice):

Sichenzia Ross Ference, LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036
Attn:	Huan Lou
David Manno
Email:	hlou@srf.law
dmanno@srf.law

Section 3. Miscellaneous.

(a) This Addendum may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Addendum delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Addendum.

(b) In the event of any conflict between the terms of this Addendum and the terms of the Business Combination Agreement, the terms of this Addendum shall prevail. To the extent not inconsistent with this Agreement, the terms of the Business Combination Agreement shall remain in full force and effect.

(c) Section 12.06 of the Business Combination Agreement relating to the governing law, jurisdiction, and waiver of jury trial shall apply to this Addendum.

[Signature pages to follow.]

A-3 of 2

IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date first written above.

MKDMERGER1 INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

MKDMERGER2 INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

[Signature page to the Second Addendum to the Business Combination Agreement]

Annex A-4

THIRD ADDENDUM TO THE

BUSINESS COMBINATION AGREEMENT

This Third Addendum to the Business Combination Agreement dated as of November 19, 2023 (this “Third Amendment”), is entered into by and among Cetus Capital Acquisition Corp., a Delaware corporation (“SPAC”), MKD Technology Inc., a Taiwan corporation with registration number 28408583 (the “Company”), MKDWELL Limited, a company incorporated in the British Virgin Islands with BVI Company Number: 2121160 (“MKD BVI”), MKDWELL Tech Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2128871, MKDMerger1 Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2129350, MKDMerger2 Inc., a company incorporated in the British Virgin Islands with BVI Company Number: 2129349, and Ming-Chia Huang, in his capacity as the Company Shareholders’ Representative (the “Shareholders’ Representative”).

WHEREAS, SPAC, the Company, MKD BVI and the Shareholders’ Representative have entered into a Business Combination Agreement dated June 20, 2023 (as amended by that certain First Addendum to the Business Combination Agreement dated as of July 31, 2023 and that certain Second Addendum to the Business Combination Agreement dated as of August 10, 2023, the “Business Combination Agreement”); and

WHEREAS, the parties to the Business Combination Agreement desire to enter into this Third Addendum to Business Combination Agreement to amend the Business Combination Agreement to change the Outside Date from November 1, 2023 to February 1, 2024.

NOW THEREFORE, the parties, intending to be legally bound, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agree as follows. Capitalized terms not defined herein shall have the same meanings as assigned in the Business Combination Agreement.

Section 1. Amendment to Section 10.01(b). Section 10.01(b) of the Business Combination Agreement is hereby deleted in its entirety and replaced in its entirety with the following:

“(b) by SPAC or the Company, if the Closing has not occurred on or before February 1, 2024 (the “Outside Date”), unless the absence of such occurrence shall be due to the failure of SPAC, on the one hand, or any Company Party, on the other hand, to materially perform its obligations under this Agreement required to be performed by it on or prior to the Outside Date; or”

Section 2. Miscellaneous.

(a) This Third Addendum may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Addendum delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Addendum.

(b) In the event of any conflict between the terms of this Third Addendum and the terms of the Business Combination Agreement, the terms of this Third Addendum shall prevail. To the extent not inconsistent with this third Addendum, the terms of the Business Combination Agreement shall remain in full force and effect.

(c) Section 12.06 of the Business Combination Agreement relating to the governing law, jurisdiction, and waiver of jury trial shall apply to this Third Addendum.

(d) Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

[Remainder of page intentionally left blank; Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Third Addendum to the Business Combination Agreement as of the date first written above.

MKDWELL TECH INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

CETUS CAPITAL ACQUISITION CORP.

By:	/s/ Chung-Yi Sun
Name:	Chung-Yi Sun
Title:	CEO & President

MKD TECHNOLOGY INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

MKDWELL LIMITED

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Director

MKDMERGER1 INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

MKDMERGER2 INC.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Sole Director

/s/ Ming-Chia Huang
Ming-Chia Huang (in his capacity as
the Shareholders’ Representative)

[Signature page to the Third Addendum to the Business Combination Agreement]

Annex B

Territory of the Virgin Islands

The BVI Business Companies Act, 2004

memoranduM and articles of association of

MKDWELL TECH INC.

Incorporated as a BVI business company on 25 July 2023

[     -     ]

B-1

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Memorandum of Association

of

MKDWELL Tech Inc.

a company limited by shares

1	Name

The name of the Company is MKDWELL Tech Inc.

2	Status

The Company is a company limited by shares.

3	Registered office and registered agent

3.1	The first registered office of the Company is at Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	Capacity and powers

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of 4.1(a), full rights, powers and privileges.

4.2	There are no limitations on the business that the Company may carry on.

5	Number and classes of Shares

5.1	The Company is authorised to issue a maximum of 100,000,000 Shares with US$0.0001 par value each divided into six classes of shares as follows:

(a)	Ordinary shares of no par value (Ordinary Shares);

(b)	Class A preferred shares of no par value (Class A Preferred Shares);

(c)	Class B preferred shares of no par value (Class B Preferred Shares);

(d)	Class C preferred shares of no par value (Class C Preferred Shares);

(e)	Class D preferred shares of no par value (Class D Preferred Shares); and

(f)	Class E preferred shares of no par value (Class E Preferred Shares and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the Preferred Shares).

5.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6	Designations powers preferences of Shares

6.1	Each Ordinary Share in the Company confers upon the Member:

(a)	the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(c)	the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

6.2	The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly by Resolution of Directors prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)	the number of shares and series constituting that class and the distinctive designation of that class;

2

(b)	the dividend rate of the Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares;

(c)	whether that class shall have voting rights including enhanced or special voting rights whether generally or in relation to other classes, and, if so, the terms of such voting rights;

(d)	whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)	whether or not the Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)	whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)	the right of the Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Shares (including additional Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Shares of the Company;

(h)	the right of the Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)	any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

6.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

6.4	The Directors have the authority and the power by Resolution of Directors:

3

(a)	to authorise and create additional classes of shares; and

(b)	(subject to the provisions of Clause 6.2) to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7	Variation of rights

The rights attached to any class of Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a Resolution of Members, provided that only the holders of the relevant class of Shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

8	Rights not varied by the issue of Shares pari passu and no deemed variation

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith and, for the avoidance of doubt, the issue of Shares in any class of the Preferred Shares where such class is authorised under Clause 5.1 hereof shall not be considered to vary the terms of the Ordinary Shares or any other then existing class of Shares unless the express terms of that class provide otherwise.

9	Registered Shares

9.1	The Company shall issue registered Shares only.

9.2	The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

10	Transfer of Shares

10.1	A Share may be transferred in accordance with Regulation 4 of the Articles.

11	Amendment of Memorandum and Articles

11.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 7 or 8 or this Clause 11.

4

12	Definitions and interpretation

12.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of directors of the Company for the time being;

Chairman of the Board has the meaning specified in Regulation 13;

Class A Preferred Shares has the meaning specified in Clause 5.1;

Class B Preferred Shares has the meaning specified in Clause 5.1;

Class C Preferred Shares has the meaning specified in Clause 5.1;

Class D Preferred Shares has the meaning specified in Clause 5.1;

Class E Preferred Shares has the meaning specified in Clause 5.1;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Member means an Eligible Person whose name is entered, whether singularly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Ordinary Shares has the meaning specified in Clause 5.1;

Preferred Shares has the meaning specified in Clause 5.1;

recognised exchange has the meaning specified in the Act;

Register of Members has the meaning specified in Regulation 2.5;

5

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company;

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

6

We, Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 25th day of July, 2023.

Incorporator

Signed Alicia Davies and Marsha Fahie

Authorised Signatories
Bolder Corporate Services (BVI) Limited
Sea Meadow House
Road Town, Tortola
British Virgin Islands

7

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Articles of Association

of

MKDWELL Tech Inc.

a company limited by shares

1	Registered Shares

1.1	The Company may issue certificates signed by a director of the Company or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of any recognised exchange on which the Shares or other Securities are listed (if so listed) permit otherwise.

1.5	Subject to the Act and the rules of any recognised exchange on which any Shares or other Securities may be listed (if so listed), the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the Register of Members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

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1.7	Nothing contained in Regulations 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the rules of any recognised exchange on which any Shares or other Securities are listed (if so listed), the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares or class of Preferred Shares, any class of Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

2.3	Section 46 of the Act does not apply to the Company.

2.4	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.5	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6	Subject to Regulation 2.9, the Company shall keep a register of members (the Register of Members) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the Register of Members; and

(d)	the date on which any Eligible Person ceased to be a Member.

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2.7	The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

2.8	A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

2.9	Where the Company or any of its Shares is listed on a recognised exchange, the company may keep a share register containing the information referred to in Regulation 2.6 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

2.10	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.3 and that Member shall be discharged from any further obligation to the Company.

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4	Transfer of Shares

4.1	Subject to Regulation 4.2, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2	Where shares are listed on a recognised exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the recognised exchange.

4.3	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

4.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

4.5	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.2	Dividends may be paid in money, Shares or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

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6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 176 or section 179 of the Act; or

(c)	the Company acquires its own fully paid Shares pursuant to section 59(1A) of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

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7	Mortgages and charges of Shares

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

7.2	There shall be entered in the Register of Members at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in Regulations 7.2(a) and 7.2(b) above are entered in the Register of Members.

7.3	Where particulars of a mortgage or charge are entered in the Register of Members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the Register of Members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	Meetings and consents of Members

8.1	Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

8.2	Upon the written request of Members entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

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8.3	The director convening a meeting of Members shall give not less than 7 clear calendar days’ written notice of a meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the Register of Members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

8.4	The convener or conveners of a meeting of Members may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those Members that are entitled to vote at the meeting.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

8.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

MKDWELL Tech Inc.

I/We being a Member of the above Company HEREBY APPOINT [  ] or failing him [  ] of [  ] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [  ] day of [  ], 20[  ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [  ] day of [  ], 20[  ]

……………………………

Member

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8.10	The following applies where Shares are jointly owned:

(a)	each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy they may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the Register of Members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.11	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and the meeting itself may be held generally by electronic means, provided that in all such cases all Members participating in the meeting are able to hear each other.

8.12	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

8.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board or, if different, the chairman of the meeting.

8.14	At every meeting of Members, the Chairman of the Board or their nominee shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board or their nominee is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

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8.15	The chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.16	At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.18	Any Member who is not a natural person may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

8.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.20	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.21	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

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9	Directors

9.1	The first directors of the Company shall be appointed by the first registered agent within 30 calendar days of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one (1) and there shall be no maximum number of directors.

9.4	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

9.5	A director may be removed from office with or without cause by,

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote; or

(b)	the affirmative vote of two-thirds (2/3) of the directors then in office.

9.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

9.7	A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.8	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.9	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

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9.10	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.11	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.12	The Directors or, if the Shares (or depository receipts therefor) are listed or quoted on any recognised exchange and if required by the rules of such recognised exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

9.13	A director is not required to hold a Share as a qualification to office.

10	Powers of directors

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

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10.4	If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.5	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.6	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.7	The continuing directors may act notwithstanding any vacancy in their body.

10.8	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.9	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.10	Section 175 of the Act shall not apply to the Company.

11	Proceedings of directors

11.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

11.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4	A director shall be given not less than 3 calendar days’ notice of meetings of directors, but a meeting of directors held without 3 calendar days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

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11.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

11.6	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12	Committees

12.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

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(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.3	Regulations 12.2(b) and 12.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	Officers and agents

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors (the Chairman of the Board), a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

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13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

14	Conflict of interests

14.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	Indemnification

15.1	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

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(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

15.2	The Company may only indemnify a person pursuant to Regulation 15.1 if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

15.3	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

16	Records

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the Register of Members, or a copy of the Register of Members;

(c)	the register of directors, or a copy of the register of directors;

(d)	copies of all annual returns filed by the Company with its registered agent, for a period of 5 years; and

(e)	copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

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16.2	If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 calendar days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 calendar days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	Registers of charges

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

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(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

20	Accounts and audit

20.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	Notwithstanding Regulation 20.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

20.4	The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

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20.5	The first auditors shall be appointed by Resolution of Directors and subsequent auditors shall be appointed by a Resolution of Members or a Resolution of Directors.

20.6	The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

20.7	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

20.8	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.9	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.10	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.11	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

21	Notices

21.1	Any notice, information or written statement to be given by the Company to Members may be given by personal service, mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the Register of Members.

21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	Voluntary winding up

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

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We, Bolder Corporate Services (BVI) Limited, Sea Meadow House, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 25th day of July, 2023.

Incorporator

Signed Alicia Davies and Marsha Fahie

Authorised Signatories
Bolder Corporate Services (BVI) Limited
Sea Meadow House
Road Town, Tortola
British Virgin Islands

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Annex C

MKDWELL Tech Inc.
(the “Company”)

2023 SHARE INCENTIVE PLAN

1.	Purpose of the Plan

The purpose of this MKDWELL Tech Inc. 2023 Share Incentive Plan (the “Plan”) is to provide incentives to attract and retain the best available personnel whose present and potential performance is considered essential to the commercial success of the Group through the grant of Awards covering Shares. Capitalized terms not defined in the text are defined in Section 2 hereof.

2.	Definitions.

For all purposes of this Plan, unless the context otherwise requires, the following expressions shall have the following meanings:

(i)	“Administrator” means the Board or any committee created and appointed by the Board to administer the Plan.

(ii)	“Applicable Law” means all applicable laws, rules, regulations and requirements, including all applicable laws of each jurisdiction in which the Group has operations, any applicable stock exchange rules or regulations (including Nasdaq rules), and the applicable laws, rules or regulations of any other country or jurisdiction where Awards are granted under the Plan or Grantees reside or provide services, as such laws, rules and regulations shall be in effect from time to time.

(iii)	“Award” means any award granted pursuant to the terms and conditions of this Plan, including any Shares, Dividend Equivalent, Option, Restricted Share, Restricted Share Unit, Share Appreciation Right or other right or benefit.

(iv)	“Award Agreement” means any written agreement, contract, or other instrument evidencing the grant of an Award, including through any electronic medium.

(v)	“Board” means the board of directors of the Company.

(vi)	“Business” means any Person, which carries on activities for profit, and shall be deemed to include any affiliate of such Person.

(vii)	“Cause” means, with respect to the termination by any Group Member of the Grantee’s services, that such termination is for “Cause” as is provided in a then effective written agreement between the Grantee and the Group Member, or in the absence of the same, is based on, in the determination of the Administrator, the Grantee’s:

a.	violation of corporate policies or guidelines of the Group;

b.	conduct that is materially negative to the name, reputation or interests of the Group;

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c.	gross negligence or willful misconduct in the performance of customary duties as an Employee, Director or Consultant;

d.	material breach of any then-effective agreement between the Grantee and the relevant Group Member, which shall include, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, non-solicitation, confidentiality or other similar agreement; or

e.	commission of fraud, dishonesty, ethical breach or other similar acts, or commission of a criminal offense.

(viii)	“Code” means the United States Internal Revenue Code of 1986, and the regulations promulgated thereunder, as amended from time to time.

(ix)	“Company” means MKDWELL Tech Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands.

(x)	“Competitor” means any Business that is engaged in or is about to become engaged in any activity of any nature that competes with a product, process, technique, procedure, device or service of any Group Member. The Administrator shall determine in its sole discretion a list of Competitors applicable to this Plan and the Award Agreements from time to time.

(xi)	“Consultant” means any person, including an advisor but not an Employee, who is engaged by a Group Member to render consulting or advisory services and is compensated for such services.

(xii)	“Deemed Liquidation Event” shall have the meaning as provided in a then-effective written shareholders’ agreement or similar document executed among the shareholders of the Company, or in the absence of the same, means any of the following transactions:

a.	any consolidation, amalgamation, scheme of arrangement or merger in which the Company is a constituent entity or is a party in which the voting shares and other voting securities of the Company that are outstanding immediately prior to the consummation of such consolidation or merger represent, or are converted into, securities of the surviving entity of such consolidation or merger that, immediately after the consummation of such consolidation or merger, together possess less than fifty percent (50%) of the total voting power of all voting securities of such surviving entity that are outstanding immediately after the consummation of such consolidation or merger;

b.	a sale or other transfer by the holders thereof of outstanding voting shares and/or other voting securities of the Company possessing more than fifty percent (50%) of the total voting power of all outstanding voting securities of the Company, whether in one transaction or in a series of related transactions, and pursuant to which such outstanding voting securities are sold or transferred to a single person or entity, to one or more persons or entities who are Affiliates of each other, or to one or more persons or entities acting in concert, provided that the foregoing shall not include a bona fide equity financing of any Group Member;

c.	a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group Members taken as a whole (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Group Members taken as a whole); or

d.	the exclusive licensing of all or substantially all of the Group’s intellectual property indispensable for the business of the Group to a third party.

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(xiii)	“Director” means a member of the Board.

(xiv)	“Disability” means a disability, whether temporary or permanent, partial or total, as determined by the Administrator.

(xv)	“Dividend Equivalent” means a right to receive the equivalent value (in cash or other property or a reduction in exercise price or base price of the relevant outstanding Award) of dividends paid on Shares.

(xvi)	“Employee” means a Person that has established an employment relationship with any Group Member, with the status of employment determined pursuant to such factors as are deemed appropriate by the Administrator in its sole discretion, subject to any compulsory requirement of the Applicable Law. For the avoidance of doubt, an Executive Officer of any Group Member is an Employee of the Group. The payment of a Director’s fees shall not be sufficient to constitute an employment relationship between such Director and the relevant Group Member.

(xvii)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, and the regulations promulgated thereunder, as amended from time to time.

(xviii)	“Executive Officer” means the Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Assistant Secretaries, Treasurer, Assistant Treasurers, Controller, Assistant Controllers, or such other officers of the Company, established and appointed by the Board or as provided in the Memorandum and Articles of Associations, as amended, of the Company; the equivalent of such officers of any Group Member; and any other officers who perform a policy making function in any Group Member or lead a principal business unit, division or function of any Group Member, as determined by the Administrator.

(xix)	“Exercise Price” means the price per Share at which a holder of an Option may purchase Shares issuable upon exercise of the Option.

(xx)	“Fair Market Value” means, as of any given date, the value of Shares determined as follows:

a.	If the Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any Applicable law, or, if the date of determination is not a trading date, the closing price as quoted on the principal exchange or system on which the Shares are listed or traded on the trading date immediately preceding the date of determination;

b.	If depository receipts representing the Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems, the Fair Market Value shall be the closing sales price for such depository receipts (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable, multiplied by the number of Shares that are represented by such depository receipts, or, if the date of determination is not a trading date, the closing price as quoted on the principal exchange or system on which the Shares are listed or traded on the trading date immediately preceding the date of determination;

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c.	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low ask prices for the Shares on the date of determination; or

d.	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(xxi)	“Grantee” means the person who receives the Award under the Plan.

(xxii)	“Group” means the Company, any Subsidiary and any Related Entity, and “Group Member” means any one member of the Group.

(xxiii)	“Incentive Stock Option” or “ISO” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(xxiv)	“Non-statutory Share Options” or “NQSO” means an Option not intended to qualify as an Incentive Stock Option.

(xxv)	“Non-solicitation Obligations” shall have the meaning as provided either in the Award Agreement or a written agreement between the Grantee and the Group Member, or in the absence of the same, means at any time prior to the expiration of one year following the termination of a Grantee’s status as a Service Provider, the Grantee shall not (i) contact, or cause to be contacted, directly or indirectly, or engage in any form of oral, verbal, written, recorded, transcribed, or electronic communication with any customer of any Group Member to terminate or adversely affect any business relationship with the Group Member or conduct business that is in any respect competitive with the business conducted by any Group Member, (ii) directly or indirectly hire, solicit, or recruit, or attempt to hire, solicit, or recruit, any employee of any Group Member to leave their employment with such Group Member, nor contact any employee of a Group Member, or cause an employee of a Group Member to be contacted, for the purpose of leaving employment with such Group Member, and (iii) solicit, encourage, or induce, or cause to be solicited, encouraged or induced, directly or indirectly, any franchisee, joint venture, supplier, vendor or contractor who conducted business with a Group Member at any time to terminate or adversely modify any business relationship with the Group Member or not to proceed with, or enter into, any business relationship with the Group Member, nor otherwise interfere with any business relationship between a Group Member and any such franchisee, joint venture, supplier, vendor or contractor.

(xxvi)	“Option” means an option to purchase Shares as granted pursuant to Section 7 of the Plan.

(xxvii)	“Person” means any natural person, firm, company, corporation, body corporate, partnership, association, government, state or agency of a state, local, municipal or provincial authority or government body, joint venture, trust, individual proprietorship, business trust or other enterprise, entity or organization (whether or not having separate legal personality).

(xxviii)	“Purchase Price” means the price at which a Grantee may purchase Restricted Shares pursuant to this Plan.

(xxix)	“Related Entity” means Person in or of which the Company or a Subsidiary holds a substantial economic interest, or possesses the power to direct or cause the direction of the management policies, directly or indirectly, through the ownership of voting securities, by contract, or other arrangements as trustee, executor or otherwise, but which, for purposes of the Plan, is not a Subsidiary and which the Administrator designates as a Related Entity.

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(xxx)	“Restricted Share” means an offer by the Company to sell Shares that are subject to certain specified restrictions.

(xxxi)	“Restricted Share Unit” or “RSU” means an Award covering a number of Shares that may be settled in cash, or by issuance of those Shares at a date in the future.

(xxxii)	“Rule 701” means Rule 701 et seq. promulgated under the Securities Act.

(xxxiii)	“Section 409A” means section 409A promulgated under the Code.

(xxxiv)	“Securities Act” means the United States Securities Act of 1933 and the regulations thereunder, as amended from time to time.

(xxxv)	“Service Provider” means any Person who is an Employee, a Consultant or a Director; provided, however, that Awards shall not be granted to any Consultant or Director in any jurisdiction in which, pursuant to Applicable Law, grants to non-employees are not permitted.

(xxxvi)	“Share” means the ordinary shares issued by the Company, as adjusted pursuant to Section 3(a) hereof.

(xxxvii)	“Share Appreciation Right” or “SAR” means a right to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the Share Appreciation Right is exercised over the base price as set forth in the applicable Award Agreement.
(xxxviii)	“Share Award” shall mean a grant of Ordinary Shares made to any Participant under this Plan.

(xxxix)	“Subsidiary” means any entity (other than the Company) in an unbroken chain of entities beginning with the Company where each of the entities other than the last entity in the unbroken chain owns shares or other equity securities representing fifty percent (50%) or more of the total combined voting power of all classes of shares or other equity securities in one of the other entities in such chain.

(xl)	“Tax” means any income, employment, social welfare or other tax withholding obligations (including a Grantee’s tax obligations) or any levies, stamp duties, charges or taxes required or permitted to be withheld or otherwise payable under Applicable Laws with respect to any taxable event concerning a Grantee arising as a result of this Plan.

(xli)	“U.S. Person” means a “United States Person” within the meaning of Section 7701(a)(30) of the Code (i.e., a citizen or resident of the United States, including a lawful permanent resident, even if such individual resides outside of the United States).

3.	Shares Subject to the Plan

(a)	Maximum Shares Offered. Subject to Sections 3(b) and 3(c), and Article 13 hereof,

(i)	the maximum aggregate number of Shares which may be subject to Awards under the Plan initially shall be an aggregate number equal to [●].

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(ii)	the aggregate number of Shares reserved for Awards under Section 3(a)(i) of the Plan will automatically increase on [July 1] of each year, for a period of not more than ten (10) years, commencing on [July 1] of the year following the year in which the Effective Date occurs and ending on (and including) [July 1, 2033], in an amount equal to [five percent (5%)] of the total number of ordinary shares outstanding on [June 30] of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to [July 1] of a given year to provide that there will be no [July 1] increase for such year or that the increase for such year will be a lesser number of Shares than provided herein.

(b)	Shares Available. Shares subject to Awards that are terminated, expired, cancelled, forfeited, settled in cash or other property in lieu of Shares, used to pay withholding obligations or pay the exercise price of an Option shall again be available for grant and issuance in connection with other Awards pursuant to this Plan (unless this Plan has been terminated). In the event that Shares previously issued under the Plan are reacquired by the Company pursuant to a right of first refusal or repurchase by the Company, such Shares shall be added to the number of Shares then available for issuance under the Plan. At all times the Company shall reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all Awards granted and outstanding under the Plan.

(c)	Adjustment of Shares. In the event that the number of outstanding Shares of the Company is changed by a share dividend, recapitalization, share split, reverse share split, subdivision, combination, reclassification or other change in the capital structure of the Company affecting Shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan: (a) the number of Shares reserved for issuance under this Plan, (b) the applicable price per Share and number of Shares subject to outstanding Awards will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with Applicable Law; provided, however, that fractions of a Share will not be issued but will either be paid in cash at the Fair Market Value of such fraction of a Share or will be rounded down to the nearest whole Share, as determined by the Administrator.

4.	Administration of the Plan

(a)	Duties and Powers of Administrator. Subject to the terms and conditions of the Plan, the Administrator shall have the power and authority, in its discretion:

(i)	to select the Service Providers to whom Awards may from time to time be granted hereunder;

(ii)	to determine the type or types of Awards to be granted to each Service Provider;

(iii)	to determine the number of Shares to be covered by each such Award granted hereunder;

(iv)	to prescribe the forms of Award Agreement for use under the Plan and determine the specific terms and conditions of any Award Agreement, which need not be identical for each Grantee;

(v)	to determine the terms of vesting, exercisability and payment of Awards to be granted under this Plan;

(vi)	to grant waiver of any conditions of this Plan or any Award, or to impose any restriction or limitation regarding any Awards or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

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(vii)	to determine all matters relating to whether a Grantee’s status as a Service Provider has been terminated, including without limitation if such termination was for Cause and, if so, to determine the effective date of such termination (which the Administrator may determine to be the date of notice of resignation or the date of an act or omission by such Grantee constituting Cause), and whether particular leaves of absence constitute a termination of the Service Provider, and to determine the treatment of Award upon termination of a Grantee;

(viii)	to take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with Applicable Law or any necessary local governmental regulatory requirements or approvals of any securities exchange or automated quotation system;

(ix)	to determine Fair Market Value in good faith;

(x)	to construe and interpret the terms of the Plan, the Award Agreement and awards granted pursuant to the Plan; and

(xi)	to make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

provided, however, ISOs may be granted only to Employees (including Directors who are also Employees) of a Group Member. NQSOs and all other types of Awards may be granted to Employees, Directors and Consultants of a Group Member. An Option that is intended to be an Incentive Stock Option shall be so designated in the Award Agreement.

(b)	Effect of Administrator’s Decision. The Administrator’s interpretation of the terms of the Plan, any Awards granted pursuant to the Plan and any Award Agreement, and all decisions, determinations and interpretations of the Administrator relating thereto shall be final, binding and conclusive for all purposes and upon all Grantees.

5.	Terms and Conditions of Award Agreements

(a)	Term. The term of each Award shall be stated in the Award Agreement. Except as limited by the requirements of Section 409A of the Code and the regulations and rulings promulgated thereunder, the Administrator may extend the term of any outstanding Award, and may extend the time period during which vested Awards may be exercised, in connection with any termination of a Grantee’s status as a Service Provider, and may amend any other term or condition of an Award relating to such termination.

(b)	Timing of Granting of Awards. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination to grant such Award or such other future date as is determined by the Administrator.

(c)	Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the sole discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards (or any other award granted pursuant to another compensation plan).

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(d)	Vesting. The time period and conditions upon which an Award, in whole or in part, vests in the Grantee shall be set by the Administrator, and the Administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. Such vesting may be based on service with a Group Member or any other criteria selected by the Administrator. At any time after grant of an Award, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the vesting of such Award. No portion of an Award which is unexercisable at the termination of Grantee’s status of as a Service Provider shall thereafter become exercisable, except as may be otherwise provided in the Award Agreement or by decision of the Administrator following the grant of the Award.

6.	Termination of the Awards.

(a)	Termination for reasons other than death or Disability or for Cause. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, (A) all granted but unvested Awards shall cease to vest on the date of termination and the corresponding Shares shall revert to the Plan and again be available for grant of other Awards under the Plan; (B) vested but unexercised Awards may only be exercised within the exercise period(s) determined by the Administrator; and (C) as to exercised Awards (including Awards exercised under the aforementioned clause (B), the Company has the right to repurchase the corresponding Shares at the then Fair Market Value of such Shares, which shall be reverted to the Plan and again be available for Award grants pursuant to this Plan.

(b)	Termination due to death or Disability. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, if the Grantee’s status as a Service Provider is terminated due to the Grantee’s death (including declaration of death) or Disability, (A) all granted but unvested Awards shall cease to vest on the date of termination and the corresponding Shares shall revert to the Plan and again be available for grant of other Awards under the Plan; (B) vested but unexercised Awards may only be exercised within the exercise period(s) determined by the Administrator; and (C) as to exercised Awards (including the Awards exercised under the aforementioned clause (B)), the Company has the right to repurchase the corresponding Shares at the then Fair Market Value of such Shares, which shall again be available for Award grants pursuant to this Plan

(c)	Termination for Cause. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, if a Grantee’s status as a Service Provider is terminated for Cause, (A) all of such Grantee’s unexercised Awards, whether vested or unvested, shall be cancelled as of the date of such termination; (B) all Shares acquired pursuant to an Award by such Grantee shall be subject to repurchase by the Company at any time and from time to time at (i) the original Purchase Price or Exercise Price paid for the Shares; (ii) the par value of such Shares, if such Shares are issued under Restricted Share Units; or (iii) in the event the price was paid in services, then the Shares will be forfeited and cancelled without payment; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company. Any Shares covered by cancelled Awards, and any Shares repurchased or forfeited pursuant to this section, shall revert to the Plan and again be available for Award grants under this Plan.

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7.	Dividend Equivalents

(a)	Subject to the then-effective Articles of Association of the Company, the Administrator may grant Dividend Equivalents on the Shares underlying any Award prior to issuance of such Shares under such Award. Dividend Equivalents with respect to an Award may be granted by the Administrator based on dividends declared on the Shares underlying such Award. Such Dividend Equivalents may be settled in cash, other property or a reduction in exercise price or base price of the relevant Award by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b)	Except as may otherwise be provided by the Administrator either in an Award Agreement, a Grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the Grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

8.	Options

(a)	Form of Option Grant. Each Option granted under this Plan will be evidenced by an Award Agreement which will expressly identify if the Option qualifies as an Incentive Stock Option, and will be in such form and contain such provisions (which need not be identical among each Grantee) as the Administrator may from time to time approve.

(b)	Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; provided, however, no Option may be granted to a U.S. Person with an exercise price per Share which is less than the Fair Market Value of such Shares on the date of grant, without compliance with Section 409A of the Code or the Grantee’s consent. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Administrator, provided that such adjustment does not result in a materially adverse impact to the Grantee. For the avoidance of doubt, to the extent not prohibited by Applicable Law, any downward adjustment of the exercise prices of Options shall be effective without the approval of the affected Grantees.

(c)	Procedure of Exercise. Options shall be exercised within the time period or upon the conditions determined by the Administrator in the Award Agreement. The Grantee shall issue a written notice of exercise in a form approved by the Administrator, stating the election to exercise the Option, the number of Shares in respect of which the Option is being exercised and any other terms and conditions required by the Company when an Option is exercised. Upon exercise of an Option, each Grantee shall execute and deliver to the Company the notice of exercise and go through the procedures set forth in the Award Agreement, together with payment in full of the Exercise Price for the number of shares being purchased and payment of any applicable Taxes.

(d)	Limitation on Exercise. The Administrator may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent the Grantee from exercising the Option for the full number of Shares for which it is then exercisable.

(e)	No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Grantee, to disqualify any Grantee’s ISO under Section 422 of the Code.

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9.	Restricted Share

(a)	Form of Restricted Share Award. All grants of Restricted Share Awards made pursuant to this Plan shall be evidenced by an Award Agreement in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time. The grant of Restricted Shares is deemed to be accepted by the Grantee’s execution and delivery of the Award Agreement and full payment for such Restricted Shares.

(b)	Purchase Price. The Purchase Price of Restricted Shares shall be determined by the Administrator on the date the Restricted Share Award is granted or such other time as determined by the Administrator.

(c)	Restrictions. All Restricted Shares shall, in the terms of each individual Award Agreement, be subject to such restrictions and vesting requirements as determined by the Administrator. Restricted Shares may not be sold or encumbered until all restrictions are terminated or expire. All Restricted Shares shall be held by the Company in escrow for the Grantee until all restrictions on such Restricted Shares have been removed.

(d)	Repurchase or Forfeiture of Restricted Shares. If the Purchase Price for the Restricted Shares is paid by the Grantee in services, then upon termination as a Service Provider, the Grantee’s rights in unvested Restricted Shares then subject to restrictions shall lapse, and such Restricted Shares shall be surrendered or transferred to the Company without consideration.

10.	Restricted Share Units

(a)	Form of Restricted Share Units Award. All grants of RSUs made pursuant to this Plan shall be evidenced by an Award Agreement that shall be in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time.

(b)	Form and Timing of Settlement. To the extent permissible under the Applicable Law, the Administrator may permit a Grantee to defer payment under the RSUs to a date or dates after the RSU is earned. Payment may be made in the form of cash or whole Shares or a combination thereof, all as the Administrator determines.

11.	Share Appreciation Rights

(a)	Form of Share Appreciation Rights. All grants of SARs made pursuant to this Plan shall be evidenced by an Award Agreement that shall be in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time.

(b)	Base Price. The base price per Share, over which the appreciation of each SARs is to be measured, shall be a fixed or variable price determined by the Administrator by reference to the Fair Market Value of the Shares and set forth in the Award Agreement; provided, however, that for each U.S. Person such base price may not be established at a price less than the Fair Market Value on the date of grant. The base price per Share so established may be amended or adjusted in the absolute discretion of the Administrator, provided, that such adjustment does not result in a materially adverse impact to the Grantee. For the avoidance of doubt, to the extent not prohibited by Applicable Law, a downward adjustment in the base price mentioned in the preceding sentence shall be effective without the approval of the affected Grantee.

(c)	Exercise Procedure. Any SAR Award granted hereunder shall be exercisable within such time or upon such conditions as determined by the Administrator. Upon exercise of a SAR Award, the Grantee shall execute and deliver to the Company a written notice in a form approved by the Administrator and go through the procedures in accordance with the Award Agreement, together with full payment of all applicable Taxes including which are required to be withheld or paid by the relevant Group Member.

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12.	Payment for Purchases and Exercises

(a)	Payment in General. Payment for Shares acquired pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Grantee by the Administrator and where permitted by Applicable law:

(i)	by cancellation of indebtedness of any Group Member owed to the Grantee;

(ii)	by waiver of compensation due or accrued to the Grantee from the relevant Group Member for services rendered;

(iii)	provided that a public market for the Company’s Shares exists, by exercising through a “same day sale” commitment from the Grantee and a broker-dealer whereby the Grantee irrevocably elects to exercise the Award and to sell a portion of the Shares so purchased sufficient to pay the total Exercise Price or Purchase Price, and whereby the broker-dealer irrevocably commits upon receipt of such Shares to forward the total Exercise Price or Purchase Price directly to the Company or the relevant Group Member; or

(iv)	by any combination of the foregoing or any other method of payment as approved by the Administrator.

(b)	Withholding Taxes. Each Grantee shall be responsible for the payment of applicable withholding and other taxes in cash that may become due in connection with the grant, exercise or settlement of any Award. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Grantee to remit to the Company or the relevant Group Member an amount sufficient to satisfy applicable tax withholding requirements prior to the issuance of any such Shares. Whenever, under this Plan, payments in satisfaction of Awards are to be made in cash by the Company, such payment will be net of an amount sufficient to satisfy applicable tax withholding requirements. The Administrator may permit a Grantee to satisfy such obligation through the delivery of Shares that have a Fair Market Value equal to the amount required to be paid, to the extent that the Administrator determines that so satisfying such obligation would not adversely impact the Company’s ability to meet its cash obligations.

13.	Corporate Transactions

(a)	In the event that the Company is subject to a Deemed Liquidation Event, the Administrator may in its sole discretion take one or more of the following actions (which need not treat all outstanding Awards in an identical manner) without prior consent of the Grantees:

(i)	the continuation of such outstanding Awards by the Company (if the Company is the successor entity);

(ii)	the assumption, conversion or replacement of outstanding Awards by the successor entity (or its parent, if any) with other rights or property determined by the Administrator in its sole discretion; or the substitution of equivalent awards granted by the successor entity (or its parent, if any) with substantially similar terms for such outstanding Awards;

(iii)	the full or partial exercisability or vesting and accelerated expiration of any outstanding Awards;

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(iv)	the settlement of the full value of such outstanding Awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled without consideration if such Award has no value, as determined by the Administrator in good faith, in its discretion. Such payment may be made in installments and may be deferred until the date or dates when the Award would have become exercisable or vested; or,

(v)	any other actions as the Administrator deems necessary.

(b)	Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another entity, whether in connection with an acquisition of such other entity or otherwise, by either (a) granting an Award under this Plan in substitution of such other entity’s award or (b) assuming and/or converting such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other entity had applied the rules of this Plan to such grant.

14.	Restrictions

(a)	Non-Transferability. Excepted as permitted otherwise in the Award Agreement and in addition to the restrictions set forth in Section 15 thereof, any Award granted under this Plan and any interest therein shall not be transferable or assignable by the Grantee, other than by will or by laws of descent and distribution.

(b)	Exchange and Buyout of Awards. The Administrator may, at any time or from time to time, authorize the Company, with the consent of the respective Grantee, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Administrator may reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or the base price of outstanding SARs, the consent of the affected Grantee is not required). The Administrator may at any time buy from a Grantee an Award previously granted with payment in cash, Shares (including Restricted Shares) or other consideration.

(c)	Privileges of Share Ownership. No Grantee will have any of the rights of a shareholder with respect to any Shares until such Shares are issued to the Grantee by entry in the Company’s register of members. After Shares are issued and the Grantee is registered in the Company’s register of members, the Grantee will become a shareholder and have all the rights of a shareholder with respect to such Shares; provided, that if such Shares are Restricted Shares, then any new, additional or different securities the Grantee may become entitled to receive with respect to such Shares by virtue of a share dividend, share split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Shares.

(d)	Rights of First Refusal and Repurchase. At the sole discretion of the Administrator, the Company may reserve to itself and/or its assignee(s) in the Award Agreement (a) a right of first refusal to purchase all Shares that a Grantee (or a subsequent transferee) may propose to transfer to a third party, and (b) a right to repurchase unvested Shares held by a Grantee for cash and/or cancellation of purchase money indebtedness owed to the Company by the Grantee following such Grantee’s termination as a Service Provider.

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(e)	Non-transaction. All Share issued to the Grantees pursuant to the Plan may be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary. In addition to the terms and conditions provided herein, the Administrator may require that a Grantee make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require a Grantee to comply with the timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation.

(f)	Escrow. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares issued pursuant to the exercise of any Award, unless and until the Administrator has determined that the issuance and delivery of such certificates is necessary in order to be in compliance with the Applicable Law; provided, however, to enforce any restrictions on a Grantee’s Shares, the Administrator may require the Grantee to deposit all certificates representing Shares, together with other instruments of transfer approved by the Administrator, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated. The Administrator may cause a legend or legends referencing such restrictions to be placed on the Share certificates.

15.	Securities Law Registration and Restrictions.

(a)	The Company shall be under no obligation to effect or procure the registration or effect similar compliance with respect to any applicable securities laws with respect to any Award or Shares to be issued or transferred, as the case may be, hereunder. Any issuance or transfer, as the case may be, of Shares to a Grantee pursuant to the exercise of an Option or settlement of a RSU and/or Share Award shall only be effective once such Shares have been registered in such Grantee’s name in the Company’s Register of Members or recorded with the transfer agent or share incentive plan administrator of the Company for the benefit of the Grantee (as the case may be). The Company may, in its sole discretion, defer (i) the effectiveness of an exercise, or delay the exercisability, of an Option hereunder or the issuance or transfer of the Shares pursuant to any Option and/or (ii) the issuance or transfer of the Shares pursuant to any RSU and/or Share Awards or to help ensure compliance under applicable securities laws and any exemptions therefrom on which the Company may be relying.

(b)	Section 409A. To the extent that the Administrator determines that any Award granted to a U.S. Person under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations (“Department of Treasury”) and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance, the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

16.	Effectiveness, Amendment and Termination of the Plan

(a)	Effectiveness. This Plan shall become effective on the date that it is adopted by the Board (“Effective Date”).

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(b)	Term. Unless earlier terminated as provided herein, this Plan will automatically terminate ten (10) years after the Effective Date.

(c)	Amendment and Termination. Except as provided otherwise in this Plan, the Board may at any time (A) terminate or amend this Plan in any respect, including without limitation amendment of any form of Award Agreement or other instrument to be executed pursuant to this Plan, provided that any amendment or termination that has a material and adverse effect on the rights of Grantees shall require their consents; and, (B) terminate any and all outstanding Options or SARs upon a winding up or liquidation of the Company, followed by the payment of creditors and the distribution of any remaining funds to the Company’s shareholders.

17.	Miscellaneous General Rules

(a)	No obligation to Employ. Neither the Plan nor any Award Agreement shall confer upon any Grantee any right with respect to continuing the Grantee’s relationship as a Service Provider with any Group Member, nor shall it interfere in any way any Group Member’s right to terminate such relationship at any time, with or without Cause.

(b)	Non-exclusivity of the Plan. Neither the adoption of this Plan by the Administrator, the submission of this Plan to the Board for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Administrator to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of share options and other equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

(c)	Governing Law. This Plan shall be governed by the laws of the British Virgin Islands.

(d)	Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(e)	Language. The official language of the Plan shall be English. To the extent that the Plan are translated from English into another language, the English version of the Plan will always govern, in the event that there are inconsistencies or ambiguities which may arise due to such translation.

(f)	Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

***

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Pursuant to the Companies Act and PubCo’s Amended and Restated Memorandum and Articles of Association, PubCo shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of PubCo; or (b) is or was, at the request of PubCo, serving as a director or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. This indemnification does not apply to a person unless the person acted honestly and in good faith and in what he believed to be the best interests of PubCo and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Under PubCo’s Amended and Restated Memorandum and Articles of Association, termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of PubCo or that the person had reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1**#	Business Combination Agreement, dated as of June 20, 2023, by and among Cetus Capital Acquisition Corp., MKD Technology, Inc., MKDWELL Limited and Ming-Chia Huang (included as Annex A-1 to the proxy statement/prospectus).
2.2**#	First Addendum to the Business Combination Agreement, dated as of July 31, 2023 (included as Annex A-2 to the proxy statement/prospectus).
2.3**#	Second Addendum to the Business Combination Agreement, dated as of August 10, 2023 (included as Annex A-3 to the proxy statement/prospectus).
2.4**#	Third Addendum to the Business Combination Agreement, dated as of November 19, 2023 (included as Annex A-4 to the proxy statement/prospectus).
3.1**	Memorandum and Articles of Association of MKDWELL Tech Inc., dated July 25, 2023.
3.2**	Form of Amended and Restated Memorandum and Articles of Association of MKDWELL Tech Inc., as they shall be in effect upon Closing (included as Annex B to the proxy statement/prospectus).
4.1**	Specimen Ordinary Share Certificate of MKDWELL Tech Inc.
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Cetus Capital Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on January 31, 2023).
5.1**	Opinion of Ogier as to validity of the MKDWELL Tech Inc. ordinary shares and warrants.
8.1**	Opinion of [__________] regarding material U.S. federal income tax matters.
10.1**	Form of Lock-Up Agreement.
10.2**	Form of Amended and Restated Registration Rights Agreement.
10.3**	Form of MKDWELL Tech Inc. 2023 Share Incentive Plan (included as Annex B to the proxy statement/prospectus).
10.4	Form of Letter Agreement among Cetus Capital Acquisition Corp. and its officers, directors, Cetus Sponsor LLC and EF Hutton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on January 31, 2023).
21.1**	List of subsidiaries of MKDWELL Tech Inc.
23.1**	Consent of MaloneBailey LLP.
23.2**	Consent of Marcum Asia CPAs LLP.
23.3**	Consent of Ogier (included in Exhibit 5.1).
23.5**	Consent of [__________] (included in Exhibit 8.1).
23.6*	Consent of Jingtian & Gongcheng
24.1**	Powers of Attorney.
99.1**	Form of Proxy Card for Cetus Capital Acquisition Corp.’s Special Meeting of Stockholders.
99.2**	Consent of Ming-Chao Huang to be named as a director.
99.3**	Consent of Chih-Hsiang Tang to be named as a director.
99.4**	Consent of Chung-Yi Sun to be named as a director.
99.5**	Consent of Jung-Te Chang to be named as a director.
107**	Filing Fee Table.

*	Filed herewith.
**	To be filed by amendment.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

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Item 22.	Undertakings

A.	PubCo hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	PubCo hereby undertakes:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of __________, __________, on the ____ day of, 2023.

MKDWELL TECH INC.

By:
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of [●] and [●] his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his or her substitute may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Director (principal executive officer)	__, 2023
Ming-Chia Huang
	Chief Financial Officer (principal financial officer and principal accounting officer)	__, 2023
Min-Jie Cui

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AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of MKDWELL Tech Inc., has signed this registration statement in New York, New York, on _______, 2023.

Authorized U.S. Representative
[____________________]

By:
Name:
Title:

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